
04031825

CRESCENT REAL ESTATE EQUITIES CO

AR/S

P.E. 12-31-03

Crescent Real Estate Equities Company is one of the [illegible]

To Our Shareholders

Crescent delivered a total return to its shareholders of 13.4% in 2003. Our quarterly cash dividends comprised 10.5%, or the vast majority of the total. This return is very competitive when compared to the average REIT return over the last ten years of approximately 12%. However, when compared to the NAREIT Composite Index total return of 37.1% for 2003, our performance for the year was not satisfactory. Although many REITs have recently given some of this share price appreciation back during 2004, REITs in general benefited from expanding multiples as capital flowed strongly into our sector. Crescent did not enjoy the same

We set forth a strategy to become a value-added, co-acquirer with institutions, by joint venturing our existing assets as well as by acquiring new assets with joint venture partners who value our expertise in acquisition, management and leasing.

appreciation as many of our peers for three primary reasons: the market's concern over (1) our ability to continue our dividend at its current level; (2) the fundamentals of our office markets; and (3) the volatility of our earnings.

As we have discussed over the past several years and in last year's letter to shareholders, we anticipated this capital inflow and predicted that it is a longer-term phenomenon for our industry. We set forth a strategy to become a value-added, co-acquirer with institutions, by joint venturing our existing assets as well as by acquiring new assets with joint venture partners who value our expertise in acquisition, management and leasing. We have assembled the team and are executing this strategy, having completed nine joint ventures totaling approximately $1 billion in value. Currently, our success in executing this strategy is being overshadowed by market concern over the security of our dividend and the dampening effect of the economy on our operating results. With an improving economy and the continued execution of our strategy, we are confident that these market concerns will diminish.

As you will see below, we made significant strides in 2003 as our management team stayed intently focused on executing our strategic vision. We have delivered a compounded annual return of 11.5% to our shareholders since our IPO in 1994, a track record that compares favorably to most industry measures. Our objective, however, is to deliver compounded annual returns that exceed comparative industry indexes. We are confident that our strategy is designed and capable of delivering that level of performance.

2003 SIGNIFICANT ACCOMPLISHMENTS

Leasing Activity We experienced our highest level ever of contractual lease expirations and terminations of nearly 7.0 million square feet, or over 20% of our portfolio, during 2003. In a way we were hit with "the perfect storm" – a high volume of lease roll-overs during an economic downturn. Our leasing team responded to this challenge by delivering our strongest leasing year ever. We signed a total of 6.4 million square feet, nearly 1.5 million square feet more than our normal pace. For 2003, we retained 54% of our customers whose leases were expiring, which is a very healthy percentage. We had quite a year considering the economic environment we faced.

Sale of The Woodlands The Woodlands residential development, located north of Houston, has been one of our best performing investments since its acquisition in 1997. We originally invested approximately $80 million for a 42.5% economic ownership interest, and as a result of The Woodlands' performance, we earned a promoted interest of an additional 10% by the end of 2001. Over the approximate six-year life of our investment, we recognized over $200 million in funds from operations (FFO), and we received more than $310 million in gross cash distributions. This translated into a pre-tax internal rate of return of 43%. Our decision to sell The Woodlands was based on a unique pricing opportunity, our desire to limit our overall capital invested in the residential business and the opportunity to make a very attractive new investment, Hughes Center, which was owned by the acquirer of The Woodlands. In summary, we were able to trade a depleting non-core investment for a long-term core investment.

Acquisition of Hughes Center We entered the Las Vegas market by acquiring the preeminent office address, Hughes Center. Our acquisition included seven Class A office buildings totaling 1.0 million square feet. The location is right off the strip,

Las Vegas has been the only major market in the country to experience over 20 consecutive years of positive office absorption.

adjacent to the new $2 billion plus Wynn Las Vegas development. Hughes Center is 94% leased and has a very attractive line up of customers. Additionally, we acquired almost 13 acres of land within the development that will support additional office space as well as residential development. The overall Hughes Center acquisition was made at a very attractive initial unleveraged return of 9.5%. What intrigued us about this investment was not only the quality of the assets, but also the historical and projected performance of the Las Vegas market. Las Vegas has been the only major market in the country to experience over 20 consecutive years of positive office absorption. While entertainment and tourism remain the mainstay of the economy, many other industries have found Las Vegas to be an attractive, if not essential, location.

Additional Financing for Temperature-Controlled Logistics Along with our partner, we were able to facilitate additional financing for our investment in temperature-controlled logistics. The five-year $254 million financing at LIBOR plus 295 basis points funded a substantial equity distribution shortly after year end, with our share being $90 million. We plan to reinvest these proceeds in our core business at higher returns.

Pre-Development Activities Completed at Tahoe Development During 2003, we worked with our development partner, East West Partners, to complete all remaining pre-development activities for marketing and construction to begin at Northstar at Tahoe. We look for this project to provide very attractive returns over the life of the

Crescent was named one of the top five real estate companies in the United States for customer service, as voted by more than 90% of our customers.

project as an estimated 2,600 lots and units are developed. In our first offering of lots and units in 2003 and 2004, we will generate nearly $150 million in sales.

Third Consecutive National "A" Customer Service Award Winner We were honored for the third year in a row with the National Commercial Real Estate Customer Service Award for Excellence, an annual competition sponsored by the Building Owners and Managers Association (BOMA) and CEL & Associates, Inc. Crescent was named one of the top five real estate companies in the United States for customer service, as voted by more than 90% of our customers. This award validates our focus on providing exceptional service to our customers and additionally, it enhances our ability to attract institutional capital partners to our core office business.

Other Acquisitions In addition to the Hughes Center acquisition, we had two other office acquisitions in 2003. We acquired The Colonnade, a 216,000 square-foot Class A office property located in Coral Gables, Florida, near Miami. The Colonnade is 93% leased and provided an initial unleveraged return of 9%. In addition, we acquired One BriarLake Plaza in Houston with a joint-venture partner, JPMorgan Fleming, who purchased a 70% interest, while we purchased the balance. It is a 502,000 square-foot Class A office property completed in 2000, which is 89% leased, and was purchased at an initial unleveraged return of 9.5%. The structure is comparable to that of our other joint ventures where, in addition to our ownership interest, we manage and lease the property for a fee and have the potential to further increase our overall return by earning a promoted equity interest.

Other Dispositions The environment for asset sales continued to be very favorable, particularly for our office properties. Since initiating our asset disposition plan announced in 1999, dispositions have exceeded $1.8 billion, of which office property sales totaled nearly $500 million and the balance being non-core assets. Total dispositions in 2003 were over $285 million. Notable sales other than The Woodlands included the Ritz-Carlton Palm Beach Resort and nearly 32 acres of non-income-producing land for a total profit of almost $17 million.

STRATEGIC REVIEW BY SEGMENT

Office The office business is and will continue to be our primary focus. Today we have approximately $2.8 billion or 66% of our gross real estate asset value allocated to office. As we have discussed before, office acquisitions are much more competitive today and we expect this to continue for the near term. In our 2002 shareholder letter, we mentioned that we have adapted our strategy to this new environment by aggressively pursuing joint ventures with institutional capital who not only have a lower cost of capital but who also place a tangible value on our office acquisition, management and leasing expertise. These joint venture structures enable us to be a more effective acquirer of assets in this competitive environment while still achieving our return targets. We generally invest 20% to 40% of the total equity and are compensated with market fees for our services. This structure enhances our

We continue to believe that our core office markets of Dallas, Houston, Austin and Denver will recover relatively quickly as the economic recovery creates job growth.

return on equity by 300 to 500 basis points when compared to an acquisition that we solely funded. Given the attractive pricing offered by private market buyers for quality office properties, we are aggressively pursuing additional joint ventures both of our own properties and of new properties that we add to our portfolio.

We continue to believe that our core office markets of Dallas, Houston, Austin and Denver will recover relatively quickly as the economic recovery creates job growth. With less than 1.0 million square feet of Class A space under construction in these four markets in total, positive absorption will primarily benefit existing office properties. We are also now the dominant owner of Class A space in Las Vegas. This market has relatively little new construction in progress of competing product and is expected to have yet another year of positive absorption.

At the end of 2003, our office portfolio of 30 million square feet was 84.0% occupied and 86.4% leased. Our number one priority as a company is increasing our office occupancy to a more normalized level of over 90%. With minimal operating expenses associated with this incremental leasing, we should achieve FFO gains of approximately $4 million to $5 million per percentage point of occupancy gain.

Resort/Hotel We have approximately $500 million or 12% of our gross real estate asset value allocated to our five destination resorts and four business-class hotels. Our assets include world-class names such as the Canyon Ranch fitness and spa resorts in Tucson, Arizona, and Lenox, Massachusetts, as well as the Park Hyatt Beaver Creek resort and spa located at the Beaver Creek Resort in Colorado.

In 2003, our resorts and hotels posted respectable results, although operations have not yet returned to the stabilized levels that we saw before September 11, 2001. For the year, our average occupancy stayed flat at 70%, while our average daily rate increased slightly from $238 to $241 when compared to 2002.

We see the current environment as an excellent time to sell certain of our business-class hotels. We anticipate marketing at least two of these properties during 2004. We see substantial growth opportunities with Canyon Ranch as we continue to work with the founders on carefully expanding the brand to other select locations. Since acquiring 30% of this franchise, the brand has been expanded to properties such as the Venetian Spa in Las Vegas and the spa aboard the newly launched Queen Mary 2. Additionally, the first Canyon Ranch Living, a new Canyon Ranch hotel and condominium project, has been announced in Miami. Since the beginning of 2004, over 50% of the condominiums have been pre-sold. As co-owner of the franchise, Crescent invested no capital into this project.

We continue to use our resort properties to reward top-producing commercial office brokers and our office customers, as well as our shareholders. We encourage you to take a look on-line at the "Crescent Travel Club."

Residential Crescent's overall investment in the upscale residential development business is $620 million and 15% of our gross real estate asset value. This investment was reduced significantly by the sale of The Woodlands development on December 31, 2003. The two major developments that remain in our portfolio are Desert Mountain in Scottsdale, Arizona, and the mountain and Denver developments that fall within what we call Crescent Resort Development. As mentioned earlier, we are beginning to experience significant sales activity at our newest mountain development, Northstar at Tahoe. In 2003, the residential development segment provided $88 million in FFO and $220 million in total cash, which included the sale of The Woodlands.

While we will continue to limit the amount of capital we commit to the residential development business, it is important to acknowledge the success we have

Since our initial public offering in May 1994 we have invested in approximately 35 residential development projects, all of which have been successful.

experienced. Since our initial public offering in May 1994 we have invested in approximately 35 residential development projects, all of which have been successful. Internal rates of return have typically exceeded 20%. We have earned over $450 million in FFO during our 9½ year history. In the first three years we averaged $7 million in annual FFO and over the last three years, this average has grown to $64 million of annual FFO. Assuming no new projects, we are projecting this business to contribute a total of $190 million in FFO over the next five years. Most importantly, our shareholders can expect to see dramatically enhanced disclosures on this business beginning in the first quarter of 2004 to assist in evaluating its performance and assessing its value.

Temperature-Controlled Logistics Our investment in AmeriCold's temperature-controlled facilities totals approximately $300 million, or 7%, of our gross real estate asset value before factoring in the financing proceeds discussed earlier of $90 million. This represents our 40% interest, the remainder of which is held by our joint-venture partner, Vornado Realty Trust. This business has shown improving results as evidenced by our recent financing initiative. In 2003, earnings to Crescent from this investment increased more than 10% when compared to earnings for 2002.

The CEO who led the turnaround of AmeriCold over the last two years, Alec Covington, was recruited in early 2004 to another opportunity with a company unrelated to AmeriCold. We are confident that our search for a successor will result in a candidate that can lead the company in executing its growth plan and not be burdened with the turn-around that Alec had to execute. In the meantime, existing senior officers at AmeriCold have assumed new roles to fill the void and are doing a terrific job.

GOVERNANCE

Over the last year we have continued to witness the storm resulting from the inattention of many companies to proper corporate governance and internal controls. The silver lining in these clouds is the cultural shift occurring within corporations to make organic changes because they are the right thing to do, not simply the required thing to do. We are very proud of our record on corporate governance and invite you to review our policies on our website.

On the central issue of independence, with respect to both board composition and relationships with auditors, we have been employing best practices since our

We have been employing best practices since our IPO in 1994, with our Board of Trust Managers composed at all times of a majority of outside directors.

IPO in 1994, with our Board of Trust Managers composed at all times of a majority of outside directors. Additionally, only outside directors serve on our Audit, Governance, and Executive Compensation Committees. We have never had significant business or consulting relationships with our external auditors which could raise any question regarding their independence from management or our Board. As part of our engagement of Ernst & Young in 2002, we underwent a re-audit of our 1999 to 2001 financial statements with no required adjustments.

On the lightning rod issue of compensation structures, our compensation strategy has always had significant equity components which required vesting over time and have been distributed broadly within our organization. In addition, since 1999, the bonus compensation for our senior management team has had "stretch" performance hurdles including our dividend incentive unit plan which also has vesting requirements. In January 2003, we elected to begin expensing stock option grants pursuant to Statement on Financial Accounting Standards No. 123.

DECLASSIFICATION

Continuing our policy of continual assessment of our governance structures, the Board of Trust Managers has given a great deal of consideration to the proper course for the Company and its shareholders in response to last year's shareholder proposal recommending that the Board consider declassification. Since the annual meeting, the Board has carefully considered the advantages and disadvantages of declassifying and has decided that it is not in the best interest of the Company or its shareholders to do so at this time.

The Board believes that classification provides important benefits to the Company, including the following:

» The staggered system of electing trust managers ensures the continuity and stability of experienced trust managers on the Board, because a majority of the trust managers serving on the Board at any one time will have prior experience as trust managers of the Company and will be familiar with the Company's long-term business strategies and operations.

» The Board believes that trust managers who are elected to three-year terms are as accountable to shareholders, and are equally or more likely to act in the long-term best interests of the shareholders, as trust managers who are elected to one-year terms.

Additionally, the Board has historically resisted adopting a poison pill or any other form of anti-takeover defense. Consequently, the Board believes that declassification would leave the Company vulnerable to hostile takeover attempts, with limited leverage to slow down the progress of a takeover bid to negotiate with the bidder or to seek other offers. Because we believe our shares to be significantly undervalued at this time, it is clearly not in our shareholders' best interests to leave the Company more vulnerable to hostile takeover proposals. Given that 18.4% of the Company is owned by our Board of Trust Managers and management team, the Board believes that the interests of management and Crescent's owners are clearly aligned.

We realize that a majority of the shares voted at the annual meeting were voted in favor of the declassification proposal, and we do not take lightly the legitimate interests of shareholders in greater shareholder democracy. However, the Board of Trust Managers is mindful of its overriding duty to set and oversee the long-term strategies of the Company to the end of maximizing shareholder value; central to this responsibility is the Board's duty to create protections that avoid the potential for instability and vulnerability to an unfavorable takeover that could occur were the company to have a declassified board.

As part of its deliberation, the Board considered the rules recently proposed by the Securities and Exchange Commission, which would provide procedures for shareholder access to the trust manager nomination process. Briefly, these rules would require companies, in certain circumstances, to include the nominees of long-term security holders with significant shareholdings in a company's proxy statement. We believe that shareholder access to the process for nomination and election of trust managers is a more direct answer to the legitimate interests of shareholders in greater shareholder democracy. We intend to review carefully the final rules relating to shareholder access to the trust manager nomination process with a goal of voluntarily adopting a governance policy to increase the direct access of shareholders to the nomination process.

IN CONCLUSION - CRESCENT'S RETURN TO GROWTH

The strategic repositioning which Crescent began in late 1999 is complete. To this point, our progress has been measured more by the implementation of our plan of focusing on our core office business, refinancing the Company and selling non-core assets. This activity has been essential to position Crescent for our longer-term objective of creating shareholder value through attractive return on equity and earnings growth.

Now that the repositioning is complete, future progress will be measured by earnings growth and increasing our return on equity. These goals will be achieved through the increase in office occupancy driven by the economic recovery and through investing excess capital generated through asset sales and financings, currently in excess of $250 million. Additional capital will become available for redeployment as we continue to take advantage of the current favorable selling environment. However, further sales of assets are not required by our growth strategy, but will occur as we see opportunities to improve our return on equity. Further joint ventures will continue to be a critical part of our strategy due to the immediate improvement this structure has on equity returns.

During much of our last four years of repositioning Crescent, we have elected to pay dividends not fully covered by operations. In essence, we elected to pay our shareholders a "special dividend" that represented a return of capital. The rationale for this decision was:

» With a recovering economy, our business has the capability of growing into its current dividend level as occupancy recovers and operations improve. Additional earnings growth will occur as our excess capital is redeployed.

» Our business plan going forward is centered around investing our capital alongside that of our institutional partners. This strategy of "real estate investment management" requires less capital and produces higher returns on equity. Therefore, reducing our capital base during the transition is not problematic.

In order to quantify the "special dividend" mentioned earlier, consider that over the last four years we have paid out dividends of $7.23 per share to our shareholders, 59% of which represented a return of capital. During this same four-year period, the average REIT's return of capital was 16% of their total dividends. Comparing Crescent to the average REIT suggests that Crescent returned approximately $3.10 per share or over $370 million during the last four years, paying what was in essence a "special dividend." We recognized both that there were positive aspects of maintaining our dividend level and returning capital to our shareholders and that this decision was to the detriment of growing share value during this period of repositioning. We believe this was the right decision and we remain committed to it. It is our estimate that by mid 2006, with projected economic growth, Crescent's earnings will cover the dividend at an acceptable level. Until then, we are confident that we have the resources to cover the shortfall. As we have said on numerous occasions, this coverage comes principally from the substantial cash flow of our residential business in excess of reported earnings, which we estimate to be $170 million during 2004 and 2005.



We would like to express our appreciation to our Board of Trustees for their continued commitment and counsel. With significant ownership stakes in the business, our management team is committed to continue to execute the growth plan for Crescent. We will do so with energy and enthusiasm, but most importantly, with integrity.

We appreciate the continued support of our shareholders.

John C. Goff
Vice Chairman and Chief Executive Officer
May 13, 2004

Dennis H. Alberts
President and Chief Operating Officer
May 13, 2004

2003 Accomplishments

INITIATIVES

Entered Las Vegas market by acquiring two and committing to acquire five office properties

Acquired two other office properties, one with a joint-venture partner

Sold one retail property

Sold the Ritz Carlton Palm Beach resort

Sold The Woodlands residential development and office investment

Sold 32 acres of non-income-producing land

AWARDS & COMMUNITY SERVICE

Recognized by BOMA as one of the top five real estate companies in the U.S. for customer service for the third consecutive year

Winner of four individual property BOMA awards, including Crescent's first international Building of the Year Award

Portfolio Listing

(as of December 31, 2003)

OFFICE

CITY	% OF TOTAL OFFICE (SQUARE FOOTAGE)	NUMBER OF PROPERTIES	TOTAL SQUARE FOOTAGE (IN MILLIONS)
Houston	38	23	11.6
Dallas	33	23	10.1
Denver	7	7	2.3
Austin	7	8	2.0
Miami	5	4	1.5
Las Vegas	3	7	1.0
Other	7	5	2.3
	100	77	30.8

DESTINATION RESORTS

NAME	LOCATION	ROOMS/ GUEST NIGHTS
Canyon Ranch –Tucson	Tucson, AZ	259
Canyon Ranch –Lenox	Lenox, MA	212
Park Hyatt Beaver Creek	Avon, CO	275
Fairmont Sonoma Mission Inn & Spa	Sonoma, CA	228
Ventana Inn & Spa	Big Sur, CA	62
		1,036

UPSCALE RESIDENTIAL DEVELOPMENTS

NAME	LOCATION	LOTS/UNITS REMAINING
Desert Mountain	AZ	135
Crescent Resort Development	CO, CA	1,494

BUSINESS-CLASS HOTELS

NAME	LOCATION	ROOMS
Denver Marriott City Center	Denver, CO	613
Hyatt Albuquerque	Albuquerque, NM	395
Omni Austin	Austin, TX	375
Renaissance Houston	Houston, TX	388
		1,771

[1] Includes five office properties purchased subsequent to December 31, 2003

Financial Highlights

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
(dollars in thousands, except share data)					
OPERATING DATA					
Total property revenue	**$ 949,244**	$1,002,478	$ 621,631	$ 662,863	$ 678,557
Income from property operations	**$ 328,995**	$ 367,166	$ 373,647	$ 419,441	$ 421,409
Income (loss) from continuing operations before minority interests and income taxes	**$ 72,025**	$ 94,827	$ 5,397	$ 294,584	$ (2,384)
Basic earnings per common share:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)	$ 1.99	$ (0.10)
Net income (loss) available to common shareholders – basic	**$ –**	$ 0.63	$ (0.17)	$ 2.05	$ (0.06)
Diluted earnings per common share:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)	$ 1.96	$ (0.10)
Net income (loss) available to common shareholders – diluted	**$ –**	$ 0.63	$ (0.17)	$ 2.02	$ (0.06)
BALANCE SHEET DATA (at period end)					
Total Assets	**$4,318,522**	$4,288,399	$4,142,149	$4,543,318	$4,950,561
Total Debt	**$2,558,699**	$2,382,910	$2,214,094	$2,271,895	$2,598,929
Total Shareholders' Equity	**$1,221,804**	$1,354,813	$1,405,940	$1,731,327	$2,056,774
OTHER DATA					
Cash distribution declared per common share	**$ 1.50**	$ 1.50	$ 1.85	$ 2.20	$ 2.20
Weighted average common shares and units outstanding – basic	**116,634,546**	117,523,248	121,017,605	127,535,069	135,954,043
Weighted average common shares and units outstanding – diluted	**116,676,242**	117,725,984	122,544,421	128,731,883	137,891,561
Funds from operations[1]	**$ 174,762**	$ 212,112	$ 155,412	$ 317,548	$ 204,342

1 Funds from operations ("FFO"), as used in this document, is based on the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts and means net income (loss) (determined in accordance with Generally Accepted Accounting Principles or "GAAP"), excluding gains (losses) from sales of depreciable operating property, excluding extraordinary items (as defined by GAAP), plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO available to common shareholders in the same manner, except that net income (loss) is replaced with net income (loss) available to common shareholders. FFO is a non-GAAP measure and should not be considered an alternative to net income determined in accordance with GAAP as an indication of the Company's operating performance. For a more detailed definition of FFO and a reconciliation to net income determined in accordance with GAAP, see "Funds from Operations Available to Common Shareholders" included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

2003 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from _____ to

Commission File Number 1-13038

CRESCENT REAL ESTATE EQUITIES COMPANY
(Exact name of registrant as specified in its charter)

TEXAS	52-1862813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

777 Main Street, Suite 2100, Fort Worth, Texas 76102
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (817) 321-2100

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange
Series A Convertible Cumulative Preferred Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange
Series B Cumulative Redeemable Preferred Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days.
[X] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
[X] YES [ ] NO

As of June 30, 2003, the aggregate market value of the 92,350,507 common shares held by non-affiliates of the registrant was approximately $1.5 billion.

Number of Common Shares outstanding as of March 3, 2004:	99,367,207
Number of Series A Preferred Shares outstanding as of March 3, 2004:	14,200,000
Number of Series B Preferred Shares outstanding as of March 3, 2004:	3,400,000

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission for Registrant's 2004 Annual Meeting of Shareholders to be held in June 2004 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

THE COMPANY

Crescent Real Estate Equities Company ("Crescent Equities") operates as a real estate investment trust for federal income tax purposes (a "REIT") and, together with its subsidiaries, provides management, leasing and development services for some of its properties.

The term "Company" includes, unless the context otherwise indicates, Crescent Equities, a Texas real estate investment trust, and all of its direct and indirect subsidiaries.

The direct and indirect subsidiaries of Crescent Equities at December 31, 2003, included:

» ***Crescent Real Estate Equities Limited Partnership***
The "Operating Partnership."

» ***Crescent Real Estate Equities, Ltd.***
The "General Partner" of the Operating Partnership.

» ***Subsidiaries of the Operating Partnership and the General Partner***

Crescent Equities conducts all of its business through the Operating Partnership and its other subsidiaries. The Company is structured to facilitate and maintain the qualification of Crescent Equities as a REIT.

At December 31, 2003, the assets and operations of the Company were divided into four investment segments as follows:

» Office Segment;
» Resort/Hotel Segment;
» Residential Development Segment; and
» Temperature-Controlled Logistics Segment.

Within these segments, the Company owned in whole or in part the following real estate assets (the "Properties") as of December 31, 2003:

» ***Office Segment*** consisted of 72 office properties, (collectively referred to as the "Office Properties"), located in 27 metropolitan submarkets in seven states, with an aggregate of approximately 30.0 million net rentable square feet.

» ***Resort/Hotel Segment*** consisted of five luxury and destination fitness resorts and spas with a total of 1,036 rooms/guest nights and four upscale business-class hotel properties with a total of 1,771 rooms (collectively referred to as the "Resort/Hotel Properties").

» ***Residential Development Segment*** consisted of the Company's ownership of common stock representing interests ranging from 98% to 100% in four residential development corporations (collectively referred to as the "Residential Development Corporations"), which in turn, through partnership arrangements, owned in whole or in part 23 upscale residential development properties (collectively referred to as the "Residential Development Properties").

» ***Temperature-Controlled Logistics Segment*** consisted of the Company's 40% interest in Vornado Crescent Portland Partnership (the "Temperature-Controlled Logistics Partnership") and a 56% non-controlling interest in the Vornado Crescent Carthage and KC Quarry, L.L.C. The Temperature-Controlled Logistics Partnership owns all of the common stock, representing substantially all of the economic interest, of AmeriCold Realty Corporation (the "Temperature-Controlled Logistics Corporation"), a REIT. As of December 31, 2003, the Temperature-Controlled Logistic Corporation directly or indirectly owned 87 temperature-controlled logistics properties (collectively referred to as the "Temperature-Controlled Logistics Properties") with an aggregate of approximately 440.7 million cubic feet (17.5 million square feet) of warehouse space. As of December 31, 2003, Vornado Crescent Carthage and KC Quarry L.L.C. owned two quarries and the related land. The Company accounts for its interests in the Temperature-Controlled Logistics Partnership and in the Vornado Crescent Carthage and KC Quarry, L.L.C. as unconsolidated equity entities.

See Note 3, "Segment Reporting," included in Item 8, "Financial Statements and Supplementary Data," for a table showing selected financial information for each of these investment segments for the years ended December 31, 2003, 2002, and 2001, and total assets, consolidated property level financing, consolidated other liabilities, and minority interests for each of these investment segments at December 31, 2003 and 2002.

See Note 1, "Organization and Basis of Presentation," included in Item 8, "Financial Statements and Supplementary Data," for a table that lists the principal subsidiaries of the Company and the properties owned by such subsidiaries.

See Note 9, "Investments in Unconsolidated Companies," included in Item 8, "Financial Statements and Supplementary Data," for a table that lists the Company's ownership in significant unconsolidated joint ventures and investments as of December 31, 2003, including eight Office Properties and two Residential Development Corporations. See Note 8, "Temperature-Controlled Logistics," included in Item 8, "Financial Statements and Supplementary Data," for information regarding the Company's ownership interest in the Temperature-Controlled Logistics Properties.

For purposes of segment reporting as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information," and this Annual Report on Form 10-K, the Office Properties, the Resort/Hotel Properties, the Residential Development Properties and the Temperature-Controlled Logistics

Properties are considered four separate reportable segments. However, for purposes of investor communications, the Company classifies its luxury and destination fitness resorts and spas and Residential Development Properties as a single group referred to as the "Resort and Residential Development Sector" due to the similar characteristics of targeted customers. This group does not contain the four business-class hotel properties. Instead, for investor communications, the four business-class hotel properties are classified with the Temperature-Controlled Logistics Properties as the Company's "Investment Sector."

BUSINESS OBJECTIVES AND STRATEGIES

Business Objectives

The Company's primary business objective is to provide an attractive return on equity to its shareholders, through its focus on increasing earnings, cash flow growth and predictability, along with continually strengthening its balance sheet. The Company also strives to attract and retain the best talent available and to empower management through the development and implementation of a cohesive set of operating, investing and financing strategies that will align their interests with the interests of the Company's shareholders.

Operating Strategies

The Company seeks to enhance its operating performance by distinguishing itself as the leader in its core investment segments through asset quality, customer service and economies of scale with dominant market share.

The Company's operating strategies include:

- » operating the Office Properties as long-term investments;
- » providing exceptional customer service;
- » increasing occupancies, rental rates and same-store net operating income;
- » emphasizing brand recognition of the Company's premier Class A Office Properties and luxury and destination fitness resorts and spas; and
- » using the Company's operating platform to provide superior asset management services to partners and third parties.

Investing Strategies

The Company focuses on investment opportunities primarily within the Office Segment in markets considered "demand-driven," or to have high levels of in-migration by corporations, affordable housing costs, moderate costs of living, and other attributes creating an attractive business environment. These investment opportunities are evaluated in light of the Company's long-term investment strategy of investing in assets within markets that have significant potential for long-term growth. Investment opportunities are expected to provide growth in earnings and cash flow after applying management skills, renovation and expansion capital and strategic vision.

The Company's investment strategies include:

- » capitalizing on strategic acquisition opportunities, including acquisitions with joint venture capital resources, primarily within the Company's investment segments;
- » continually reviewing opportunities to dispose of assets based on current and prospective market valuations;
- » investing in securities and loans primarily to real estate companies to maximize returns on excess capital; and
- » evaluating future repurchases of the Company's common shares, considering stock price, cost of capital, alternative investment options and growth implications.

Financing Strategies

The Company employs a disciplined set of financing strategies to fund its operating and investing activities.

The Company's financing strategies include:

- » funding operating expenses, debt service payments and distributions to shareholders and unitholders, primarily through cash flow from operations, and return of capital from the Residential Development Segment;
- » taking advantage of market opportunities to refinance existing debt to reduce interest cost, where appropriate replace secured debt with unsecured debt, maintain a conservative debt maturity schedule and expand the Company's lending group;
- » minimizing the Company's exposure to market changes in interest rates through fixed rate debt and interest rate swaps as appropriate; and
- » utilizing a combination of debt, equity, joint venture capital and selected asset disposition alternatives to finance acquisition and development opportunities.

AVAILABLE INFORMATION

The Company's website can be found on the Internet at www.crescent.com. The Company makes available free of charge on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after electronically filed with or furnished to the Securities and Exchange Commission.

EMPLOYEES

As of March 3, 2004, the Company had approximately 728 employees. None of these employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

TAX STATUS

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and operates in a manner intended to enable it to continue to qualify as a REIT. As a REIT, the Company generally will not be subject to corporate federal income tax on net income that it currently distributes to its shareholders, provided that the Company satisfies certain organizational and operational requirements including the requirement to distribute at least 90% of its REIT taxable income to its shareholders each year. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. The Company is subject to certain state and local taxes.

The Company has elected to treat certain of its corporate subsidiaries as taxable REIT subsidiaries (each, a "TRS"). In general, a TRS of the Company may perform additional services for tenants of the Company and may engage in any real estate or non-real estate business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax.

ENVIRONMENTAL MATTERS

The Company and its Properties are subject to a variety of federal, state and local environmental, health and safety laws, including:

» Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA");
» Resource Conservation & Recovery Act;
» Clean Water Act;
» Clean Air Act;
» Toxic Substances Control Act; and
» Occupational Safety & Health Act.

The application of these laws to a specific property that the Company owns will be dependent on a variety of property-specific circumstances, including the former uses of the property and the building materials used at each property. Under certain environmental laws, principally CERCLA and comparable state laws, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. They may also be held liable to a governmental entity or third parties for property damage and for investigation and clean up costs such parties incur in connection with the contamination, whether or not the owner or operator knew of, or was responsible for, the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The owner or operator of a site also may be liable under certain environmental laws and common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

Compliance by the Company with existing environmental, health and safety laws has not had a material adverse effect on the Company's financial condition and results of operations, and management does not believe it will have such an impact in the future. In addition, the Company has not incurred, and does not expect to incur any material costs or liabilities due to environmental contamination at Properties it currently owns or has owned in the past. However, the Company cannot predict the impact of new or changed laws or regulations on its current Properties or on properties that it may acquire in the future. The Company has no current plans for substantial capital expenditures with respect to compliance with environmental, health and safety laws.

INDUSTRY SEGMENTS

OFFICE SEGMENT

Ownership Structure

As of December 31, 2003, the Company owned or had an interest in 72 Office Properties located in 27 metropolitan submarkets in seven states, with an aggregate of approximately 30.0 million net rentable square feet. The Company, as lessor, has retained substantially all of the risks and benefits of ownership of the Office Properties and accounts for the leases of its 64 consolidated Office Properties as operating leases. Sixty-three of the Office Properties are wholly-owned and nine are owned through joint ventures, one of which is consolidated and eight of which are unconsolidated. Additionally, the Company provides management and leasing services for the majority of its Office Properties.

See Item 2, "Properties," for more information about the Company's Office Properties. See Note 1, "Organization and Basis of Presentation," of Item 8, "Financial Statements and Supplementary Data," for a table that lists the principal subsidiaries of the Company and the Properties owned by such subsidiaries. See Note 9, "Investments in Unconsolidated Companies," of Item 8, "Financial Statements and Supplementary Data," for a table that lists the Company's ownership in the eight Office Properties in which the Company owned an interest through unconsolidated joint ventures.

Recent Developments

During the year ended December 31, 2003, the Company acquired The BAC-Colonnade Building ("The Colonnade"), in Miami, Florida; acquired two Office Properties and two retail parcels within Hughes Center in Las Vegas, Nevada; entered into a joint venture which acquired an office building, BriarLake Plaza, in Houston, Texas; disposed of the Las Colinas Plaza retail property in Dallas, Texas; disposed of four Office Properties held through Woodlands Office Equities – '95 Limited Partnership ("WOE"); and disposed of its 52.5% economic interest in The Woodlands Commercial Properties Company, L.P. ("Woodlands CPC").

Subsequent to December 31, 2003, the Company acquired an additional five office properties and seven retail parcels within Hughes Center.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments," for additional information regarding these transactions.

Market Information

The Office Property portfolio reflects the Company's strategy of investing in first-class assets ("Class A") within markets that have significant potential for long-term rental growth. Within its selected submarkets, the Company has focused on premier locations that management believes are able to attract and retain the highest quality tenants and command premium rents. Consistent with its long-term investment strategies, the Company has sought transactions where it was able to acquire properties that have strong economic returns based on in-place tenancy and also have a dominant position within the submarket due to quality and/or location. Accordingly, management's long-term investment strategy not only demands acceptable current cash flow return on invested capital, but also considers long-term cash flow growth prospects. The Company applies a well-defined leasing strategy in order to capture the potential rental growth in the Company's portfolio of Office Properties from occupancy gains within the markets and the submarkets in which the Company has invested.

In selecting the Office Properties, the Company analyzed demographic and economic data to focus on markets expected to benefit from significant long-term employment growth. The demographic conditions, economic conditions and trends (population growth and employment growth) favoring the markets in which the Company has invested are projected to continue to exceed the national averages, as illustrated in the following table. In addition, the Company considers these markets "demand-driven" due to high levels of in-migration by corporations, affordable housing costs, moderate cost of living, and the presence of centrally located travel hubs, making all areas of the country easily accessible.

Projected Population Growth and Employment Growth for All Company Markets

METROPOLITAN STATISTICAL AREA	POPULATION GROWTH 2004-2007	EMPLOYMENT GROWTH 2004-2007
Albuquerque, NM	6.3%	10.2%
Austin, TX	12.1	17.6
Colorado Springs, CO	6.1	12.2
Dallas, TX	8.3	11.3
Denver, CO	4.9	7.3
Fort Worth, TX	8.5	11.7
Houston, TX	7.3	9.3
Las Vegas, NV	14.7	15.4
Miami, FL	4.0	6.4
Phoenix, AZ	11.6	15.3
San Diego, CA	6.9	9.7
United States	3.5	5.8

Source: Compiled from information published by Economy.com, Inc.

Texas

As of December 2003, Texas' economy and employment were still weak, but showed stronger performance and more positive direction than a year ago. During the year ended December 2003, 45,100 jobs were created in Texas for a 0.5% increase, according to the Texas Workforce Commission. Statistics from the U.S. Bureau of Labor Statistics show that for the same period, national employment was down approximately 62,000 jobs. As of December 2003, the Texas unemployment rate was 5.8%, compared to the December 2002 level of 5.9% and the December 2003 national rate of 5.4%.

Dallas

The rate of employment decline in Dallas decreased significantly in 2003 compared to 2002. According to the Texas Workforce Commission, at the end of the year, the Dallas Primary Metropolitan Statistical Area ("PMSA") total nonfarm employment was down 6,500 jobs, or 0.3%, compared to a decline of 30,900 jobs, or 1.6% in 2002. The unemployment rate was still weak at 6.0% as of December 2003, but improved compared to the 6.4% rate at December 2002.

In 2003, Dallas' office market continued to soften, although by the end of 2003, it was showing signs of stabilization. Economic net absorption (excluding sublet space) totaled approximately negative 4.4 million square feet, including negative 1.0 million square feet in Class A office space, according to CoStar data. Physical net absorption, including sublet space in 2003, was negative 2.7 million square feet, indicating positive movement in the sublet market. Class A office physical net absorption, including sublet space, turned positive in 2003 at 130,000 square feet. Completions of new office space totaled only 1.1 million square feet for the entire Dallas market; approximately half of this space is Class A. Occupancy levels at December 2003 were 75.5% for all office space and 80.1% for Class A office space.

Houston

According to the Texas Workforce Commission, Houston's employment was flat to slightly down through most of the year, but ended 2003 with some job growth, an additional 4,000 jobs, or 0.2%. In 2002, based on December data, Houston lost 13,300 jobs, or 0.6%. As of December 2003, the Houston unemployment rate was 5.9%, compared to 5.6% as of December 2002.

In 2003, Houston's office market softened slightly; by the end of 2003, however, the market appeared close to stabilization. Economic net absorption (excluding sublet space) totaled approximately negative 1.1 million square feet, including negative 345,000 square feet in Class A office space, according to CoStar data. Physical net absorption, including sublet space in 2003, was negative 1.4 million square feet. Class A office physical net absorption, including sublet space, was negative 222,000 square feet in 2003. Houston office completions of new office space totaled 2.1 million square feet, of which 1.7 million square feet is Class A. Occupancy levels at December 2003 were 83.8% for all office space and 85.5% for Class A office space.

Austin

Austin's economy picked up momentum in 2003. Based on December 2003 data from the Texas Workforce Commission, employment in the metropolitan region grew by 7,100 jobs, or 1.1%, compared to a decrease of 900 jobs in 2002 (0.1%) and a decrease of 23,900 jobs in 2001 (3.5%). As of December 2003, Austin's unemployment rate was 4.5%, compared to 5.0% as of December 2002.

In 2003, Austin's office market remained weak. By the end of 2003, however, the market was close to stabilization. Economic net absorption (excluding sublet space) totaled approximately negative 1.6 million square feet, including negative 742,000 square feet in Class A office space, according to CoStar data. Physical net absorption, including sublet space, in 2003 was positive 185,000 square feet, indicating strong absorption of sublet space. Class A office physical net absorption, including sublet space, was also positive in 2003 at 791,000 square feet. Office completions of new office space totaled 775,000 square feet. Occupancy levels at December 2003 were 81.6% for all office space and 78.8% for Class A office space.

Denver

In 2003, Denver's economy nearly stabilized after two years of job losses, based on unemployment figures and month-to-month changes in nonfarm employment. According to the U.S. Bureau of Labor Statistics, as of December 2003, the unemployment rate was 5.9%, unchanged from the prior year.

2003 was a difficult period for the Denver office market, but there were some positive signs by the end of the year. Economic net absorption (excluding sublet space) totaled approximately negative 1.9 million square feet, but only 95,000 of this was Class A office space, according to CoStar data. Physical net absorption, including sublet space, in 2003 was negative 1.2 million square feet. Class A office physical net absorption, including sublet space, turned positive in 2003 at 430,000 square feet. Office completions of new office space totaled only 883,000 square feet of which 540,000 square feet was Class A. Occupancy levels at December 2003 were 82.8% for all office space and 82.1% for Class A office space.

Miami

Miami continues to enjoy economic recovery and expansion. According to the U.S. Bureau of Labor Statistics, the metropolitan region suffered in 2001 and lost 16,600 jobs, or 1.6% based on December data. In 2002, Miami added 7,600 jobs or 0.7% and in 2003 the metro area gained 9,700 jobs, or 0.9%. As of December 2003, the Miami unemployment rate was 6.1% compared to 7.0% as of December 2002.

In 2003, the Miami office market still experienced some softness, but showed positive conditions in the second half of the year. The 36 million square foot market experienced very slight negative absorption of 60,000 square feet for the year ended December 2003 but had improved fourth quarter absorption of 329,000 square feet, according to RealData Information Systems, Inc. data. Class A office physical net absorption, including sublet space, totaled 31,000 square feet in 2003, and 301,000 square feet in the fourth quarter according to RealData Information Systems, Inc. Occupancy levels at December 2003 were 82.7% for all office space and 81.8% for Class A office space.

Las Vegas

Las Vegas' economic expansion in 2003 was one of the strongest in the U.S. and reflected increasing momentum. According to the U.S. Bureau of Labor Statistics, the metropolitan region added 33,600 jobs, or 4.2% (based on December 2003 nonfarm employment data from the Nevada Department of Employment, Training & Rehabilitation). The increase is nearly double that of the prior year (18,100 jobs, or 2.3%). As of December 2003 the Las Vegas unemployment rate was 4.4%, compared to 5.0% at December 2002, and to the national rate of 5.4%.

In 2003, the Las Vegas office market continued to reflect relatively healthy market conditions. The 20 million square foot market absorbed 928,000 square feet, according to Grubb & Ellis data. Class A office physical net absorption totaled 154,000 square feet in 2003. Occupancy levels as of December 2003, were 87.4% for all office space and 89.2% for Class A space.

Competition

The Company's Office Properties, primarily Class A properties located within the southwest, individually compete against a wide range of property owners and developers, including property management companies and other REITs, that offer space in similar classes of office properties (for example, Class A and Class B properties.) A number of these owners and developers may own more than one property. The number and type of competing properties in a particular market or submarket could have a material effect on the Company's ability to lease space and maintain or increase occupancy or rents in its existing Office Properties. Management believes, however, that the quality services and individualized attention that the Company offers its tenants, together with its active preventive maintenance program and superior building locations within markets, enhance the Company's ability to attract and retain tenants for its Office Properties. In addition, as of December 31, 2003, on a weighted average basis, the Company owned approximately 16% of the Class A office space in the 27 submarkets in which the Company owned Class A office properties, and 25.3% of the Class B office space in the one submarket in which the Company owned Class B office properties. Management believes that ownership of a significant percentage of office space in a particular market reduces property operating expenses, enhances the Company's ability to attract and retain tenants and potentially results in increases in Company net income.

Diversified Tenant Base

The Company's top five tenants accounted for approximately 11% of the Company's total Office Segment rental revenues for the year ended December 31, 2003. The loss of one or more of the Company's major tenants would have a temporary adverse effect on the Company's financial condition and results of operations until the Company is able to re-lease the space previously leased to these tenants. Based on rental revenues from office leases in effect as of December 31, 2003, no single tenant accounted for more than 5% of the Company's total Office Segment rental revenues for 2003.

RESORT/HOTEL SEGMENT

Ownership Structure

As of December 31, 2003, the Company owned or had an interest in nine Resort/Hotel Properties. The Company holds one of the Resort/Hotel Properties, the Fairmont Sonoma Mission Inn & Spa, through a joint venture arrangement, pursuant to which the Company owns an 80.1% interest in the limited liability company that owns the Sonoma Mission Inn & Spa. The remaining Resort/Hotel Properties are wholly-owned.

Eight of the Resort/Hotel Properties are leased to taxable REIT subsidiaries that the Company owns or in which it has an interest. The Omni Austin Hotel is leased to HCD Austin Corporation, an unrelated third party.

Third party operators manage eight of the Resort/Hotel Properties. Ventana Inn and Spa is managed by Sonoma Management Company, or "Sonoma Management," an entity in which the Company held a 10% interest until it sold its interest to the 90% owner in 2003. In addition, five of the Resort/Hotel Properties that are managed by third party operators are subject to a Master Asset Management and Administrative Services Agreement with Sonoma Management, pursuant to which Sonoma Management receives asset management and incentive fees from the Company.

Recent Developments

On November 21, 2003, Manalapan Hotel Partners, L.L.C. ("Manalapan"), owned 50% by the Company and 50% by WB Palm Beach Investors, L.L.C., sold the Ritz Carlton Palm Beach Resort/Hotel Property in Palm Beach, Florida. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments," for additional information regarding this transaction.

Market Information

Lodging demand is highly dependent upon the global economy and volume of business travel. Immediately prior to September 11, 2001, the hospitality industry enjoyed record profits. However, the weak global economy which continued throughout 2002 and 2003, resulted in weak performance for 2002, and much of 2003. Leisure travel recovered slightly in 2003, but business travel remained weak. As a result, market conditions were flat in 2003. National hotel occupancy in 2003 increased 0.3% over 2002. The average daily room rate declined 1.7%, and revenue per available room (a combination of occupancy and room rates and the chief measure of hotel market performance) increased just 0.2% over 2002. For the "upper upscale" segment of the market (most comparable to the Company's portfolio), revenue per available room declined 1.2% in 2003 from the prior year.

Competition

Most of the Company's upscale business class Resort/Hotel Properties in Denver, Albuquerque, Austin and Houston are business and convention center hotels that compete against other business and convention center hotels. The Company believes that its luxury and destination fitness resorts and spas are unique properties due to location, which creates barriers for competition to enter, concept and high replacement cost. However, the luxury and destination fitness resorts and spas do compete against business-class hotels or middle-market resorts in their geographic areas, as well as against luxury resorts nationwide and around the world.

RESIDENTIAL DEVELOPMENT SEGMENT

Ownership Structure

As of December 31, 2003, the Company owned common stock representing interests of 98% to 100% in four Residential Development Corporations, which in turn, through joint ventures or partnership arrangements, owned in whole or in part 23 Residential Development Properties. The Residential Development Corporations are responsible for the continued development and the day-to-day operations of the Residential Development Properties.

Recent Developments

On December 31, 2003, the Company disposed of its interest in The Woodlands Residential Development Property. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments," for additional information regarding this transaction.

Competition and Market Information

The Company's Residential Development Properties compete against a variety of other housing alternatives in each of their respective areas. These alternatives include other planned developments, pre-existing single-family homes, condominiums, townhouses and non-owner occupied housing, such as luxury apartments. Management believes that Desert Mountain and the properties owned by CRDI, representing the Company's most significant investments in Residential Development Properties, contain certain features that provide competitive advantages to these developments.

Desert Mountain, a luxury residential and recreational private community in Scottsdale, Arizona, offers six 18-hole Jack Nicklaus signature golf courses with adjacent clubhouses. Management believes Desert Mountain has few direct competitors due in part to the superior environmental attributes and the amenity package that Desert Mountain offers to its members. Sources of competition come from the resale market of existing lots and homes within Desert Mountain and from smaller, less developed projects in the area. However, management believes Desert Mountain's current inventory is superior to the inventory available on the resale market and in nearby developments, as the remaining lots are in the best locations within Desert Mountain. In addition to the quality of the remaining lots, Desert Mountain's amenity package continues to be unparalleled, and future residential golf development in the Scottsdale area is limited due to the lack of water available for golf course use.

CRDI invests primarily in mountain resort residential real estate in Colorado and California, and residential real estate in downtown Denver, Colorado. Management believes that the Properties owned by CRDI have limited direct competitors because the projects' locations are unique, land availability is limited, and development rights are restrictive in most of these locations.

Residential development demand is highly dependent upon the national economy, mortgage interest rates, and home sales. A slowing economy, which continued into the first half of 2003, contributed to flat or reduced lot and acre absorption, and to reduced average sales prices, primarily at Desert Mountain and at The Woodlands.

TEMPERATURE-CONTROLLED LOGISTICS SEGMENT

Ownership Structure

As of December 31, 2003, the Company held a 40% interest in the Temperature-Controlled Logistics Partnership, which owns all of the common stock, representing substantially all of the economic interest, of the Temperature-Controlled Logistics Corporation, which directly or indirectly owns the 87 Temperature-Controlled Logistics Properties, with an aggregate of approximately 440.7 million cubic feet (17.5 million square feet) of warehouse space.

The Temperature-Controlled Logistics Corporation leases the Temperature-Controlled Logistics Properties to AmeriCold Logistics, a limited liability company owned 60% by Vornado Operating L.P. and 40% by a subsidiary of Crescent Operating, Inc. ("COPI"). The Company has no economic interest in AmeriCold Logistics. See Note 23, "COPI," in Item 8, "Financial Statements and Supplementary Data," for information on the proposed acquisition of COPI's 40% interest in AmeriCold Logistics by a new entity to be owned by the Company's shareholders.

AmeriCold Logistics, as sole lessee of the Temperature-Controlled Logistics Properties, leases the Temperature-Controlled Logistics Properties from the Temperature-Controlled Logistics Corporation under three triple-net master leases, as amended. On February 22, 2001, the Temperature-Controlled Logistics Corporation and AmeriCold Logistics agreed to restructure certain financial terms of the leases, including a reduction of the rental obligation for 2001 and 2002, the increase of the Temperature-Controlled Logistics Corporation's share of capital expenditures for the maintenance of the properties (effective January 1, 2000), and the extension of the date on which deferred rent is required to be paid to December 31, 2003. On March 2, 2004, the Temperature-Controlled Logistics Corporation and Americold Logistics amended the leases to further extend the deferred rent period to December 31, 2005 from December 31, 2004. The parties previously extended the deferred rent period to December 31, 2004 from December 31, 2003, on March 7, 2003. The Company recognizes rental income from the Temperature-Controlled Logistics Properties when earned and collected, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Unconsolidated Investments," for additional information.

On February 23, 2004, Alec Covington, President and Chief Executive Officer of AmeriCold Logistics, resigned effective March 31, 2004, to take an opportunity in an unrelated industry. A search to identify a successor is currently underway. Anthony Cossentino, Chief Financial Officer, will oversee the AmeriCold business and Mike O'Connell, who has been with AmeriCold for over ten years, has been promoted to be in charge of all operations and, until a successor is in place, will report to Mr. Cossentino.

Vornado Crescent Carthage and KC Quarry, L.L.C.

As of December 31, 2003, the Company held a 56% non-controlling interest in Vornado Crescent Carthage and KC Quarry, L.L.C. ("VCQ"). The assets of VCQ include two quarries and the related land.

Recent Developments

On February 5, 2004, the Temperature-Controlled Logistics Corporation completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., secured by 21 of its owned and seven of its leased temperature-controlled logistics properties. The loan matures in April 2009, bears interest at LIBOR plus 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. The net proceeds to the Temperature-Controlled Logistics Corporation were approximately $225.0 million, after closing costs, escrow reserves and the repayment of approximately $12.9 million in existing mortgages. On February 6, 2004, the Temperature-Controlled Logistics Corporation distributed cash of approximately $90.0 million to the Company.

Business and Industry Information

AmeriCold Logistics provides frozen food manufacturers with refrigerated warehousing and transportation management services. The Temperature-Controlled Logistics Properties consist of production, distribution and public facilities. Production facilities differ from distribution facilities in that they typically serve one or a small number of customers located nearby. These customers store large quantities of processed or partially processed products in the facility until they are further processed or shipped to the next stage of production or distribution. Distribution facilities primarily serve customers who store a wide variety of finished products to support shipment to end-users, such as food retailers and food service companies, in a specific geographic market. Public facilities generally serve the needs of local and regional customers under short-term agreements. Food manufacturers and processors use public facilities to store capacity overflow from their production facilities or warehouses.

AmeriCold Logistics' transportation management services include freight routing, dispatching, freight rate negotiation, backhaul coordination, freight bill auditing, network flow management, order consolidation and distribution channel assessment. AmeriCold Logistics' temperature-controlled logistics expertise and access to both the frozen food warehouses and distribution channels enable the customers of AmeriCold Logistics to respond quickly and efficiently to time-sensitive orders from distributors and retailers.

AmeriCold Logistics' customers consist primarily of national, regional and local frozen food manufacturers, distributors, retailers and food service organizations. A breakdown of AmeriCold Logistics' largest customers includes:

	PERCENTAGE OF 2003 REVENUE
H.J. Heinz Company	15%
ConAgra Foods, Inc.	13
Philip Morris USA Inc. (Kraft)	8
Sara Lee Corp.	5
Tyson Foods, Inc.	4
General Mills, Inc.	4
McCain Foods, Inc.	4
Schwan Corp.	4
Nippon Suisan (Gorton's)	2
J.R. Simplot Company	2
Other	39
Total	100%

Competition

AmeriCold Logistics is the largest operator of public refrigerated warehouse space in North America. As a result, AmeriCold Logistics does not have any competitors of comparable size. AmeriCold Logistics operates in an environment in which competition is national, regional and local in nature and in which the range of service, temperature-controlled logistics facilities, customer mix, service performance and price are the principal competitive factors.

ITEM 2. PROPERTIES

The Company considers all of its Properties to be in good condition, well-maintained, suitable and adequate to carry on the Company's business.

OFFICE PROPERTIES

As of December 31, 2003, the Company owned or had an interest in 72 Office Properties, located in 27 metropolitan submarkets in seven states with an aggregate of approximately 30.0 million net rentable square feet. The Company's Office Properties are located primarily in the Dallas and Houston, Texas, metropolitan areas. As of December 31, 2003, the Company's Office Properties in Dallas and Houston represented an aggregate of approximately 72% of its office portfolio based on total net rentable square feet (33% for Dallas and 39% for Houston).

Office Properties Table[1]

The following table shows, as of December 31, 2003, certain information about the Company's Office Properties. In the table, "CBD" means central business district.

STATE, CITY, PROPERTY	NO. OF PROPERTIES	SUBMARKET	YEAR COMPLETED	NET RENTABLE AREA (SQ. FT.)	ECONOMIC OCCUPANCY PERCENTAGE	WEIGHTED AVERAGE FULL-SERVICE RENTAL RATE PER OCCUPIED SQ. FT.[2]
STABILIZED PROPERTIES						
Texas						
Dallas						
Bank One Center[3]	1	CBD	1987	1,530,957	81%	$22.60
The Crescent[4]	2	Uptown/Turtle Creek	1985	1,299,522	91	33.03
Fountain Place	1	CBD	1986	1,200,266	97	21.60
Trammell Crow Center[5]	1	CBD	1984	1,128,331	89	23.78
Stemmons Place	1	Stemmons Freeway	1983	634,381	82	17.56
Spectrum Center[6]	1	Quorum/Bent Tree[7]	1983	598,250	83	23.21
Waterside Commons	1	Las Colinas	1986	458,906	71	17.90
125 E. John Carpenter Freeway	1	Las Colinas	1982	446,031	75[8]	21.35
The Aberdeen	1	Quorum/Bent Tree[7]	1986	320,629	100	19.43
MacArthur Center I & II	1	Las Colinas	1982/1986	298,161	84	22.23
Stanford Corporate Centre	1	Quorum/Bent Tree[7]	1985	275,372	87	21.83
12404 Park Central[9]	1	LBJ Freeway	1987	239,103	0	0
Palisades Central II	1	Richardson[10]	1985	237,731	83	19.97
3333 Lee Parkway	1	Uptown/Turtle Creek	1983	233,543	43[8]	22.30
Liberty Plaza I & II[11]	1	Quorum/Bent Tree[7]	1981/1986	218,813	12	18.05
The Addison	1	Quorum/Bent Tree[7]	1981	215,016	99	23.46
Palisades Central I	1	Richardson[10]	1980	180,503	71	19.99
Greenway II	1	Richardson[10]	1985	154,329	100	16.26
Greenway I & IA	2	Richardson[10]	1983	146,704	19	14.47
Addison Tower	1	Quorum/Bent Tree[7]	1987	145,886	82	18.95
5050 Quorum	1	Quorum/Bent Tree[7]	1981	133,799	51	18.85
Subtotal/Weighted Average	23			10,096,233	80%	$23.09
Fort Worth						
Carter Burgess Plaza	1	CBD	1982	954,895	91%	$18.32
Houston						
Greenway Plaza	10	Greenway Plaza[12]	1969–1982	4,348,052	87%	$20.67
Houston Center[13]	4	CBD	1974–1983	2,955,146	85[8]	21.97
Post Oak Central	3	West Loop/Galleria	1974–1981	1,279,759	90	19.77
Five Houston Center[14]	1	CBD	2002	580,875	92	30.77
Five Post Oak Park[15]	1	West Loop/Galleria	1986	567,396	90	20.94
Four Westlake Park[16]	1	Katy Freeway West[17]	1992	561,065	100	22.83
Three Westlake Park[16]	1	Katy Freeway West[17]	1983	414,792	100	23.50
1800 West Loop South[18]	1	West Loop/Galleria	1982	399,777	69	20.06
Subtotal/Weighted Average	22			11,106,862	88%	$21.69
Austin						
Frost Bank Plaza	1	CBD	1984	433,024	78%	$22.39
301 Congress Avenue[19]	1	CBD	1986	418,338	59	25.50
Bank One Tower[16]	1	CBD	1974	389,503	94	24.34
Austin Centre	1	CBD	1986	343,664	69	22.57
The Avallon	3	Northwest	1993/1997	318,217	100	24.69
Barton Oaks Plaza One	1	Southwest	1986	98,955	94	24.72
Subtotal/Weighted Average	8			2,001,701	80%	$23.96
Colorado						
Denver						
Johns Manville Plaza	1	CBD	1978	675,400	91%	$21.93
707 17th Street[20]	1	CBD	1982	550,805	59[8]	23.05
Ptarmigan Place	1	Cherry Creek	1984	418,630	61	20.34
Regency Plaza One	1	Denver Technology Ctr	1985	309,862	89	21.67
55 Madison	1	Cherry Creek	1982	137,176	82	20.11
The Citadel	1	Cherry Creek	1987	130,652	95	25.09
44 Cook	1	Cherry Creek	1984	124,174	86	21.35
Subtotal/Weighted Average	7			2,346,699	77%	$21.93

STATE, CITY, PROPERTY	NO. OF PROPERTIES	SUBMARKET	YEAR COMPLETED	NET RENTABLE AREA (SQ. FT.)	ECONOMIC OCCUPANCY PERCENTAGE	WEIGHTED AVERAGE FULL-SERVICE RENTAL RATE PER OCCUPIED SQ. FT.[2]
Colorado Springs						
Briargate Office and Research Center	1	Colorado Springs	1988	260,046	79%	$18.55
Florida						
Miami						
Miami Center[21]	1	CBD	1983	782,211	96%	$29.62
Datran Center	2	South Dade/Kendall	1986/1988	476,412	88	26.18
Subtotal/Weighted Average	3			1,258,623	93%	$28.39
Arizona						
Phoenix						
Two Renaissance Square	1	Downtown/CBD	1990	476,373	88%	$26.08
New Mexico						
Albuquerque						
Albuquerque Plaza	1	CBD	1990	366,236	85%	$19.03
California						
San Diego						
Chancellor Park[22]	1	University Town Centre	1988	195,733	75%[8]	$29.25
Nevada						
Las Vegas						
Hughes Center[23]	2	Central East	1986/1999	209,147	88%	$28.86
Stabilized Total/Weighted Average	70			29,272,548	84%[8]	$22.63[24]
PROPERTIES NOT STABILIZED						
Texas						
Houston						
BriarLake Plaza[25,26]	1	Westchase	2000	502,410	89%	$26.44
Florida						
Miami						
The BAC – Colonnade Building[25]	1	Coral Gables	1989	216,115	92%	$32.88
Total Portfolio	72			29,991,073		

1. Office Property Table data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties.
2. Calculated in accordance with GAAP based on base rent payable as of December 31, 2003, giving effect to free rent and scheduled rent increases and including adjustments for expenses payable by or reimbursable from customers.
3. The Company has a 49.5% limited partner interest and a 0.5% general partner interest in the partnership that owns Bank One Center.
4. The Crescent Office Towers and The Crescent Atrium are now reflected together as The Crescent.
5. The Company owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building.
6. In May 2003, the Company, through its subsidiaries, exercised its option to acquire legal ownership of Spectrum Center in exchange for the mortgage notes it previously held.
7. Submarket name changed to Quorum/Bent Tree from Far North Dallas. Name changed to better reflect the area of the submarket in which the building is located.
8. Leases have been executed at certain Office Properties but had not commenced as of December 31, 2003. If such leases had commenced as of December 31, 2003, the percent leased for all Office Properties would have been 86%. Properties whose percent leased exceeds economic occupancy by 5 percentage points or more are as follows: 125 E. John Carpenter Freeway – 83%, 3333 Lee Parkway – 51%, Houston Center – 94%, 707 17th Street – 67%, and Chancellor Park – 84%.
9. 12404 Park Central is currently considered held for sale. A $3.4 million impairment (before minority interest) was recorded in the fourth quarter of 2003 related to this Property.
10. Submarket name changed to Richardson from Richardson/Plano. Name changed to better reflect the area of the submarket in which the building is located.
11. Liberty Plaza I & II is currently considered held for sale. A $4.3 million impairment (before minority interest) was recorded in the fourth quarter of 2003 related to this Property.
12. Submarket name changed to Greenway Plaza from Richmond-Buffalo Speedway. Name changed to better reflect the area of the submarket in which the building is located.
13. Houston Center Shops is now reflected with Houston Center.
14. Property statistics now include Five Houston Center which was deemed stabilized in September 2003.
15. Property statistics now include Five Post Oak Park which was deemed stabilized in December 2003.
16. The Company has a 0.1% general partner interest and a 19.9% limited partner interest in the partnerships that own Four Westlake Park, Three Westlake Park, and Bank One Tower.
17. Submarket name changed to Katy Freeway West from Katy Freeway. Name changed to better reflect the area of the submarket in which the building is located.
18. 1800 West Loop South is currently considered held for sale. A $16.4 million impairment (before minority interest) was recorded in 2003 related to this Property.
19. The Company has a 1% general partner interest and a 49% limited partner interest in the partnership that owns 301 Congress Avenue.
20. 707 17th Street was formerly known as MCI Tower.
21. The Company has a 40% member interest in the limited liability company that owns Miami Center.
22. In September 2003, the Company acquired unencumbered fee title to Chancellor Park, as a result of merging the previously held mortgage note out of existence.
23. Hughes Center consists of six wholly-owned office properties and one joint ventured office property. The Company acquired two wholly-owned office properties as of December 31, 2003. In February 2004, the Company acquired (a) the remaining four wholly-owned properties, and (b) a 67% partnership interest in the joint ventured property. Hughes Center is collectively considered stabilized, with an average occupancy of 93% upon acquisition.
24. The weighted average full-service cash rental rate per square foot calculated based on base rent payable for Company Office Properties as of December 31, 2003, without giving effect to free rent and scheduled rent increases that are taken into consideration under GAAP but including adjustments for expenses paid by or reimbursed from customers is $22.57.
25. Property statistics exclude BriarLake Plaza (which was acquired on October 8, 2003) and The BAC – Colonnade Building (which was acquired on August 26, 2003). These office properties will be included in portfolio statistics once stabilized. Stabilization is deemed to occur upon the earlier of (a) achieving 93% occupancy or (b) one year following the date placed in-service or acquisition date.
26. The Company has a 30% member interest in the limited liability company that owns BriarLake Plaza.

The following table shows, as of December 31, 2003, the principal business conducted by the tenants at the Company's Office Properties, based on information supplied to the Company from the tenants. Based on rental revenues from office leases in effect as of December 31, 2003, no single tenant accounted for more than 5% of the Company's total Office Segment rental revenues for 2003.

INDUSTRY SECTOR	PERCENT OF LEASED SQ. FT.
Professional Services[1]	29%
Financial Services[2]	21
Energy[3]	20
Telecommunications	5
Technology	5
Manufacturing	4
Food Service	3
Government	3
Retail	3
Medical	2
Other[4]	5
Total Leased	100%

1 Includes legal, accounting, engineering, architectural and advertising services.
2 Includes banking, title and insurance and investment services.
3 Includes oil and gas and utility companies.
4 Includes construction, real estate and other industries.

Aggregate Lease Expirations of Office Properties

The following tables show schedules of lease expirations for leases in place as of December 31, 2003, for the Company's total Office Properties and for Dallas, Houston and Austin, Texas, Denver, Colorado, and Miami, Florida, individually, for each of the 10 years beginning with 2004.

Total Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES [2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING [3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	4,932,196[4]	(2,337,470)	2,594,726[4,5]	10.7%	$ 56,538,613	10.2%	$21.79	434
2005	3,023,386	(203,989)	2,819,397[6]	11.6	63,269,246	11.5	22.44	290
2006	2,339,705	6,084	2,345,789	9.6	56,239,858	10.2	23.97	255
2007	2,809,148	223,631	3,032,779	12.5	68,106,358	12.3	22.46	214
2008	1,866,055	(24,961)	1,841,094	7.6	39,904,305	7.2	21.67	200
2009	1,410,503	444,977	1,855,480	7.6	43,167,781	7.8	23.27	111
2010	1,743,833	221,352	1,965,185	8.1	48,544,703	8.8	24.70	65
2011	1,099,717	14,851	1,114,568	4.6	26,169,983	4.7	23.48	42
2012	826,187	–	826,187	3.4	21,213,667	3.8	25.68	25
2013	1,483,138	(51,313)	1,431,825	5.9	31,767,912	5.8	22.19	38
2014 and thereafter	2,791,107	1,706,838	4,497,945	18.4	97,189,764	17.7	21.61	48
	24,324,975	–	24,324,975[7]	100.0%	$552,112,190	100.0%	$22.70	1,722

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.
2 Signed renewals extend the expiration dates of in-place leases to the end of the renewal term.
3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent and scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.
4 As of December 31, 2003, leases totaling 3,060,023 square feet (including renewals of 2,337,470 square feet and new leases of 722,553 square feet) have been signed and will commence during 2004. These signed leases represent approximately 62% of gross square footage expiring during 2004.
5 Expirations by quarter are as follows: Q1: 872,095 square feet Q2: 537,587 square feet Q3: 668,753 square feet Q4: 516,291 square feet.
6 Expirations by quarter are as follows: Q1: 632,422 square feet Q2: 732,267 square feet Q3: 925,124 square feet Q4: 529,584 square feet.
7 Reconciliation of Occupied Square Feet to Net Rentable Area:

	SQUARE FEET
Occupied Square Footage, per above	24,324,975
Add: Occupied but Non-Revenue Generating Square Footage	256,142
Add: Vacant Square Footage	4,691,431
Total Stabilized Office Portfolio Net Rentable Area	29,272,548

Dallas Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING[3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	1,364,220[4]	(747,740)	616,480[4,5]	7.7%	$ 14,990,769	8.1%	$24.32	116
2005	1,245,025	(218,962)	1,026,063[6]	12.8	22,370,762	12.1	21.80	92
2006	721,571	7,207	728,778	9.1	18,256,496	9.9	25.05	59
2007	1,220,425	127,622	1,348,047	16.8	31,640,431	17.1	23.47	63
2008	610,889	(71,619)	539,270	6.7	11,982,352	6.5	22.22	65
2009	506,063	89,891	595,954	7.4	15,077,745	8.2	25.30	23
2010	694,650	104,259	798,909	9.9	20,992,324	11.4	26.28	20
2011	299,082	14,851	313,933	3.9	7,660,297	4.1	24.40	10
2012	195,372	–	195,372	2.4	4,312,294	2.3	22.07	11
2013	294,309	21,897	316,206	3.9	7,418,864	4.0	23.46	11
2014 and thereafter	878,878	672,594	1,551,472	19.4	30,238,653	16.3	19.49	15
	8,030,484	–	8,030,484	100.0%	$184,940,987	100.0%	$23.03	485

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent and scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 868,696 square feet (including renewals of 747,740 square feet and new leases of 120,956 square feet) have been signed and will commence during 2004. These signed leases represent approximately 64% of gross square footage expiring during the remainder of 2004.

5 Expirations by quarter are as follows: Q1: 180,107 square feet Q2: 71,832 square feet Q3: 209,529 square feet Q4: 155,012 square feet.

6 Expirations by quarter are as follows: Q1: 184,838 square feet Q2: 138,900 square feet Q3: 555,590 square feet Q4: 146,735 square feet.

Houston Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING[3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	2,029,730[4]	(1,102,168)	927,562[4,5]	9.6%	$ 17,635,186	8.3%	$19.01	183
2005	626,461	11,265	637,726[6]	6.6	13,816,589	6.4	21.67	105
2006	963,875	(7,146)	956,729	9.9	20,876,916	9.9	21.82	94
2007	1,045,407	112,584	1,157,991	11.9	24,108,643	11.3	20.82	77
2008	808,121	1,847	809,968	8.4	16,032,206	7.6	19.79	67
2009	373,736	278,029	651,765	6.7	13,894,638	6.6	21.32	38
2010	684,713	100,377	785,090	8.1	17,578,412	8.3	22.39	23
2011	581,854	–	581,854	6.0	12,772,528	6.0	21.95	15
2012	458,760	–	458,760	4.7	12,492,421	5.9	27.23	9
2013	458,174	–	458,174	4.7	11,586,741	5.5	25.29	10
2014 and thereafter	1,661,593	605,212	2,266,805	23.4	50,903,696	24.2	22.46	15
	9,692,424	–	9,692,424	100.0%	$211,697,976	100.0%	$21.84	636

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 1,498,485 square feet (including renewals of 1,102,168 square feet and new leases of 396,317 square feet) have been signed and will commence during 2004. These signed leases represent approximately 74% of gross square footage expiring during the remainder of 2004.

5 Expirations by quarter are as follows: Q1: 379,277 square feet Q2: 227,142 square feet Q3: 140,531 square feet Q4: 180,612 square feet.

6 Expirations by quarter are as follows: Q1: 176,171 square feet Q2: 142,240 square feet Q3: 184,778 square feet Q4: 134,537 square feet.

Austin Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES [2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES [3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING [3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	407,412[4]	(12,896)	394,516[4,5]	25.6%	$ 9,060,824	24.5%	$22.97	39
2005	507,058	(3,820)	503,238[6]	32.6	11,779,019	31.9	23.41	21
2006	201,848	(21,627)	180,221	11.7	5,137,382	13.9	28.51	17
2007	78,935	–	78,935	5.1	1,908,538	5.2	24.18	10
2008	160,069	21,627	181,696	11.8	4,581,926	12.4	25.22	18
2009	84,818	–	84,818	5.5	1,827,830	5.0	21.55	8
2010	42,800	16,716	59,516	3.9	1,155,165	3.1	19.41	9
2011	5,896	–	5,896	0.4	115,838	0.3	19.65	2
2012	–	–	–	–	–	–	–	0
2013	21,887	–	21,887	1.4	607,780	1.6	27.77	2
2014 and thereafter	33,315	–	33,315	2.0	777,499	2.1	23.34	1
	1,544,038	–	1,544,038	100.0%	$36,951,801	100.0%	$23.93	127

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 33,854 square feet (including renewals of 12,896 square feet and new leases of 20,958 square feet) have been signed and will commence during 2004. These signed leases represent approximately 8% of gross square footage expiring during the remainder of 2004.

5 Expirations by quarter are as follows: Q1: 104,525 square feet Q2: 22,931 square feet Q3: 249,986 square feet Q4: 17,074 square feet.

6 Expirations by quarter are as follows: Q1: 92,036 square feet Q2: 349,844 square feet Q3: 31,140 square feet Q4: 30,218 square feet.

Denver Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES [2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES [3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING [3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	515,382[4]	(226,871)	288,511[4,5]	16.0%	$ 6,098,326	15.3%	$21.14	30
2005	320,476	–	320,476[6]	17.8	7,025,177	17.6	21.92	20
2006	109,314	(2,036)	107,278	6.0	2,667,820	6.7	24.87	20
2007	163,867	4,342	168,209	9.3	3,726,293	9.4	22.15	23
2008	113,599	2,036	115,635	6.4	2,339,573	5.9	20.23	19
2009	199,270	39,488	238,758	13.3	5,330,455	13.4	22.33	17
2010	113,032	–	113,032	6.3	2,937,671	7.4	25.99	5
2011	42,568	–	42,568	2.4	809,568	2.0	19.02	4
2012	75,753	–	75,753	4.2	1,861,533	4.7	24.57	1
2013	146,510	(73,210)	73,300	4.1	1,433,382	3.6	19.56	5
2014 and thereafter	–	256,251	256,251	14.2	5,585,613	14.0	21.80	6
	1,799,771	–	1,799,771	100.0%	$39,815,411	100.0%	$22.12	150

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewal), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 311,164 square feet (including renewals of 226,871 square feet and new leases of 84,293 square feet) have been signed and will commence during 2004. These signed leases represent approximately 60% of gross square footage expiring during the remainder of 2004.

5 Expirations by quarter are as follows: Q1: 140,412 square feet Q2: 119,499 square feet Q3: 14,238 square feet Q4: 14,362 square feet.

6 Expirations by quarter are as follows: Q1: 122,740 square feet Q2: 28,390 square feet Q3: 13,956 square feet Q4: 155,390 square feet.

Miami Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING[3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	220,704[4]	(76,055)	144,649[4,5]	12.4%	$ 3,632,700	10.6%	$25.11	32
2005	187,156	(42,969)	144,187[6]	12.4	4,254,659	12.4	29.51	34
2006	127,105	33,083	160,188	13.8	4,661,776	13.6	29.10	36
2007	91,322	(22,277)	69,045	5.9	1,863,388	5.5	26.99	17
2008	62,260	17,751	80,011	6.9	2,422,255	7.1	30.27	14
2009	134,859	30,511	165,370	14.2	4,421,803	12.9	26.74	9
2010	147,954	–	147,954	12.7	4,613,804	13.5	31.18	5
2011	100,381	–	100,381	8.6	3,499,207	10.2	34.86	5
2012	32,359	–	32,359	2.8	1,190,499	3.5	36.79	2
2013	21,765	–	21,765	1.9	747,450	2.2	34.34	2
2014 and thereafter	37,059	59,956	97,015	8.4	2,886,874	8.5	29.76	5
	1,162,924	–	1,162,924	100.0%	$34,194,415	100.0%	$29.40	161

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 84,507 square feet (including renewals of 76,055 square feet and new leases of 8,452 square feet) have been signed and will commence during 2004. These signed leases represent approximately 38% of gross square footage expiring during the remainder of 2004.

5 Expirations by quarter are as follows: Q1: 27,554 square feet Q2: 50,192 square feet Q3: 30,484 square feet Q4: 36,419 square feet.

6 Expirations by quarter are as follows: Q1: 25,450 square feet Q2: 20,635 square feet Q3 61,644 square feet Q4: 36,458 square feet.

Other Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL FULL-SERVICE RENT PER SQUARE FOOT OF NET RENTABLE AREA EXPIRING[3]	NUMBER OF TENANTS WITH EXPIRING LEASES
2004	394,748[4]	(171,740)	223,008[4,5]	10.6%	$ 5,120,808	11.5%	$22.96	34
2005	137,210	50,497	187,707[6]	9.0	4,023,040	9.0	21.43	18
2006	215,992	(3,397)	212,595	10.2	4,639,468	10.4	21.82	29
2007	209,192	1,360	210,552	10.1	4,859,065	10.9	23.08	24
2008	111,117	3,397	114,514	5.5	2,545,993	5.7	22.23	17
2009	111,757	7,058	118,815	5.7	2,615,310	5.9	22.01	16
2010	60,684	–	60,684	2.9	1,267,327	2.9	20.88	3
2011	69,936	–	69,936	3.3	1,312,545	3.0	18.77	6
2012	63,943	–	63,943	3.1	1,356,920	3.1	21.22	2
2013	540,493	–	540,493	25.8	9,973,695	22.4	18.45	8
2014 and thereafter	180,262	112,825	293,087	13.8	6,797,429	15.2	23.19	6
	2,095,334	–	2,095,334	100.0%	$44,511,600	100.0%	$21.24	163

1 Lease expiration data is presented at 100% without giving effect to the Company's actual ownership percentage in joint ventured properties and excludes non-stabilized Office Properties. Includes Ft. Worth, Colorado Springs, Phoenix, Albuquerque, San Diego, and Las Vegas.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under leases for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2003, leases totaling 263,317 square feet (including renewals of 171,740 square feet and new leases of 91,577 square feet) have been signed and will commence during 2004. These signed leases represent approximately 67% of gross square footage expiring during 2004.

5 Expirations by quarter are as follows: Q1: 40,220 square feet Q2: 45,991 square feet Q3: 23,985 square feet Q4: 112,812 square feet.

6 Expirations by quarter are as follows: Q1: 31,187 square feet Q2: 52,258 square feet Q3: 78,016 square feet Q4: 26,246 square feet.

RESORT/HOTEL PROPERTIES[1]

The following table shows certain information for the years ended December 31, 2003 and 2002, with respect to the Company's Resort/Hotel Properties. The information for the Resort/Hotel Properties is based on available rooms, except for Canyon Ranch–Tucson and Canyon Ranch–Lenox, which measure their performance based on available guest nights.

				FOR THE YEARS ENDED DECEMBER 31,					
				AVERAGE OCCUPANCY RATE		AVERAGE DAILY RATE		REVENUE PER AVAILABLE ROOM/GUEST NIGHT	
RESORT/HOTEL PROPERTY	LOCATION	YEAR COMPLETED/ RENOVATED	ROOMS	2003	2002	2003	2002	2003	2002
Upscale Business Class Hotels:									
Denver Marriott City Center	Denver, CO	1982/1994	613	**73%**	75%	**$128**	$117	**$ 93**	$ 89
Hyatt Regency Albuquerque	Albuquerque, NM	1990	395	**72**	71	**104**	106	**75**	76
Omni Austin Hotel[2]	Austin, TX	1986	375	**75**	70	**113**	116	**84**	81
Renaissance Houston Hotel	Houston, TX	1975/2000	388	**62**	63	**108**	110	**67**	70
Total/Weighted Average			1,771	**71%**	71%	**$115**	$113	**$ 82**	$ 80
Luxury Resorts And Spas:									
Park Hyatt Beaver Creek Resort and Spa	Avon, CO	1989/2001	275	**60%**	59%	**$278**	$280	**$166**	$166
Fairmont Sonoma Mission Inn & Spa[3]	Sonoma, CA	1927/1987/ 1997	228	**61**	61	**245**	264	**150**	162
Ventana Inn & Spa	Big Sur, CA	1975/1982/ 1988	62	**75**	71	**412**	393	**309**	279
Total/Weighted Average			565	**62%**	61%	**$282**	$288	**$174**	$177
Destination Fitness Resorts and Spas:			GUEST NIGHTS						
Canyon Ranch–Tucson	Tucson, AZ	1980	259[4]						
Canyon Ranch–Lenox	Lenox, MA	1989	212[4]						
Total/Weighted Average			471	**76%**	77%	**$661**	$641	**$475**	$471
Luxury and Destination Fitness Resorts Combined				**68%**	69%	**$469**	$464	**$311**	$310
Grand Total/Weighted Average for Resort/Hotel Properties			2,807	**70%**	70%	**$241**	$238	**$166**	$164

1 Resort/Hotel Property Table is presented at 100% without any adjustment to give effect to the Company's actual ownership in Resort/Hotel Properties.
2 *The Omni Austin Hotel is leased to HCD Austin Corporation.*
3 The Company has an 80.1% member interest in the limited liability company that owns Fairmont Sonoma Mission Inn & Spa.
4 Represents available guest nights, which is the maximum number of guests the resort can accommodate per night.

RESIDENTIAL DEVELOPMENT PROPERTIES

The following table shows certain information as of December 31, 2003, relating to the Residential Development Properties.

RESIDENTIAL DEVELOPMENT CORPORATION[1]	RESIDENTIAL DEVELOPMENT PROPERTIES (RDP)	TYPE OF RDP[2]	LOCATION	RESIDENTIAL DEVELOPMENT CORPORATION'S OWNERSHIP %	TOTAL LOTS/ UNITS PLANNED	TOTAL LOTS/UNITS DEVELOPED SINCE INCEPTION	TOTAL LOTS/UNITS CLOSED SINCE INCEPTION	AVERAGE CLOSED SALE PRICE PER LOT/ UNIT ($)[3]	RANGE OF PROPOSED SALE PRICES PER LOT/UNIT ($)[4]
Desert Mountain Development Corporation	Desert Mountain	SF	Scottsdale, AZ	93.0%	2,436	2,396	2,304	538,000	450,000 –[5] 4,000,000
Crescent Resort Development, Inc.[6]	Eagle Ranch	SF	Eagle, CO	60.0%	1,323	651	643	81,000	50,000 – 150,000
	Main Street Junction	CO	Breckenridge, CO	30.0%	36	36	36	462,000	300,000 – 580,000
	Main Street Station	CO	Breckenridge, CO	30.0%	82	82	81	494,000	215,000 – 1,065,000
	Main Street Station Vacation Club	TS	Breckenridge, CO	30.0%	42	42	27	1,188,000	380,000 – 4,600,000
	Riverbend	SF	Charlotte, NC	60.0%	650	335	335	31,000	25,000 – 38,000
	Three Peaks (Eagle's Nest)	SF	Silverthorne, CO	30.0%	391	253	191	258,000	135,000 – 425,000
	Park Place at Riverfront	CO	Denver, CO	64.0%	70	70	68	431,000	195,000 – 1,445,000
	Park Tower at Riverfront	CO	Denver, CO	64.0%	61	61	60	725,000	180,000 – 2,100,000
	Promenade Lofts at Riverfront	CO	Denver, CO	64.0%	66	66	66	457,000	180,000 – 2,100,000
	Creekside at Riverfront	CO	Denver, CO	64.0%	40	40	26	325,000	202,000 – 450,000
	Delgany Lofts	CO	Denver, CO	64.0%	44	–	–	N/A	460,000 – 1,090,000
	Cresta	TH	Edwards, CO	60.0%	25	25	22	1,963,000	1,230,000 – 3,434,000
	Snow Cloud	CO	Avon, CO	64.0%	54	54	54	1,732,000	840,000 – 4,545,000
	Horizon Pass Lodge	CO	Avon, CO	64.0%	31	–	–	N/A	1,050,000 – 4,560,000
	Horizon Pass Townhomes	TH	Avon, CO	64.0%	9	–	–	N/A	2,803,000 – 3,950,000
	One Vendue Range	CO	Charleston, SC	62.0%	50	50	50	1,217,000	450,000 – 3,100,000
	Old Greenwood	SF/TS	Truckee, CA	71.2%	249	103	76	300,000	179,000 – 745,000
	Tahoe Mountain Resorts	SF/CO/ TH/TS	Tahoe, CA	57% – 71.2%	–[7]	–[7]	–[7]	N/A	N/A
Total Crescent Resort Development, Inc.					3,223	1,868	1,735		
Mira Vista Development Corp.	Mira Vista	SF	Fort Worth, TX	100.0%	740	740	724	99,000	50,000 – 265,000
Houston Area Development Corp.	Falcon Point	SF	Houston, TX	100.0%	510	491	468	39,000	28,000 – 52,000
	Falcon Landing	SF	Houston, TX	100.0%	623	613	613	21,000	25,000 – 25,000
	Spring Lakes	SF	Houston, TX	100.0%	520	416	369	33,000	35,000 – 50,000
Total Houston Area Development Corp.					1,653	1,520	1,450		
Total					8,052	6,524	6,213		

1 As of December 31, 2003, the Company had a 100% ownership interest in Desert Mountain Development Corporation and Crescent Resort Development Inc. and a 98% ownership interest in Mira Vista Development Corp. and Houston Area Development Corp.

2 SF (Single-Family Lots); CO (Condominium); TH (Townhome); and TS (Timeshare Equivalent Units).

3 Based on lots/units closed during the Company's ownership period.

4 Based on existing inventory of developed lots/units and lots/units to be developed.

5 Includes golf membership, which as of December 31, 2003 is $0.2 million.

6 Residential Development Corporation's ownership percentage represents the profit percentage allocation after the Company receives a 12-13% preferred return on its invested capital.

7 This project is in the early stages of development, and this information is not available as of December 31, 2003.

TEMPERATURE-CONTROLLED LOGISTICS PROPERTIES

The following table shows the number and aggregate size of Temperature-Controlled Logistics Properties by state as of December 31, 2003:

STATE	NUMBER OF PROPERTIES[1]	TOTAL CUBIC FOOTAGE (IN MILLIONS)	TOTAL SQUARE FEET (IN MILLIONS)
Alabama	4	10.7	0.4
Arizona	1	2.9	0.1
Arkansas	6	33.1	1.0
California	7	25.1	0.9
Colorado	1	2.8	0.1
Florida	5	6.5	0.3
Georgia	8	49.5	1.7
Idaho	2	18.7	0.8
Illinois	2	11.6	0.4
Indiana	1	9.1	0.3
Iowa	2	12.5	0.5
Kansas	2	5.0	0.2
Kentucky	1	2.7	0.1
Maine	1	1.8	0.1
Massachusetts	5	10.5	0.5
Mississippi	1	4.7	0.2
Missouri	2	46.8	2.8
Nebraska	2	4.4	0.2
New York	1	11.8	0.4
North Carolina	3	10.0	0.4
Ohio	1	5.5	0.2
Oklahoma	2	2.1	0.1
Oregon	6	40.4	1.7
Pennsylvania	2	27.4	0.9
South Carolina	1	1.6	0.1
South Dakota	1	2.9	0.1
Tennessee	3	10.6	0.4
Texas	2	6.6	0.2
Utah	1	8.6	0.4
Virginia	2	8.7	0.3
Washington	6	28.7	1.1
Wisconsin	3	17.4	0.6
Total	87[2]	440.7[2]	17.5[2]

1 As of December 31, 2003, the Company held a 40% interest in the Temperature-Controlled Logistics Partnership, which owns all of the common stock, representing substantially all of the economic interest, of the Temperature-Controlled Logistics Corporation, which directly or indirectly owns the 87 Temperature-Controlled Logistics Properties. The business operations associated with the Temperature-Controlled Logistics Properties are owned by AmeriCold Logistics, in which the Company has no interest. The Temperature-Controlled Logistics Corporation is entitled to receive lease payments from AmeriCold Logistics.

2 As of December 31, 2003, AmeriCold Logistics operated 102 temperature-controlled logistics properties with an aggregate of approximately 545.5 million cubic feet (20.8 million square feet) of warehouse space.

ITEM 3. LEGAL PROCEEDINGS

The Company is not currently subject to any material legal proceeding nor, to its knowledge, is any material legal proceeding contemplated against it.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the Company's fiscal year ended December 31, 2003.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common shares have been traded on the New York Stock Exchange under the symbol "CEI" since the completion of its initial public offering in May 1994. For each calendar quarter indicated, the following table reflects the high and low sales prices during the quarter for the common shares and the distributions declared by the Company with respect to each quarter.

	PRICE		
	HIGH	LOW	DISTRIBUTIONS
2002			
First Quarter	$19.60	$16.87	$0.375
Second Quarter	20.15	18.50	0.375
Third Quarter	18.98	14.20	0.375
Fourth Quarter	17.14	13.18	0.375
2003			
First Quarter	**$17.00**	**$13.60**	**$0.375**
Second Quarter	**17.42**	**14.18**	**0.375**
Third Quarter	**17.30**	**14.22**	**0.375**
Fourth Quarter	**17.84**	**14.60**	**0.375**

As of March 3, 2004, there were approximately 888 holders of record of the Company's common shares.

DISTRIBUTION POLICY

The actual results of operations of the Company and the amounts actually available for distribution will be affected by a number of factors, including:

- » the general condition of the United States economy;
- » general leasing activity in the markets in which the Office Properties are located;
- » the ability of tenants to meet their rent obligations;
- » the operating and interest expenses of the Company;
- » consumer preferences relating to the Resort/Hotel Properties and the Residential Development Properties;
- » cash flows from unconsolidated entities;
- » capital expenditure requirements;
- » federal, state and local taxes payable by the Company; and
- » the adequacy of cash reserves.

Future distributions by the Company will be at the discretion of the Board of Trust Managers. The Board of Trust Managers has indicated that it will review the adequacy of the Company's distribution rate on a quarterly basis.

Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to distribute at least 90% of REIT taxable income each year. Pursuant to this requirement, the Company was required to distribute $48.0 million and $52.6 million for 2003 and 2002, respectively. Actual distributions by the Company to common and preferred shareholders were $174.6 million and $176.6 million for 2003 and 2002, respectively.

Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of deferring taxation until the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2004 or subsequent years will constitute a return of capital for federal income tax purposes.

Following is the income tax status of distributions paid during the years ended December 31, 2003 and 2002 to common shareholders:

	2003	2002
Ordinary dividend	**2.0%**	4.8%
Qualified dividend eligible for 15% tax rate	**7.1**	N/A
Capital gain	**1.2**	17.3
Return of capital	**88.7**	75.2
Unrecaptured Section 1250 gain	**1.0**	2.7

During 2002, many of the Company's significant capital transactions resulted in net capital gain income for income tax purposes. The Company distributed to its shareholders the net capital gain income as a capital gain dividend.

Distributions on the 14,200,000 Series A Convertible Cumulative Preferred Shares issued by the Company in February 1998, April 2002, and January 2004 are payable at the rate of $1.6875 per annum per Series A Convertible Cumulative Preferred Share, prior to distributions on the common shares.

Distributions on the 3,400,000 Series B Cumulative Redeemable Preferred Shares issued by the Company in May and June 2002 are payable at the rate of $2.3750 per annum per Series B Cumulative Redeemable Preferred Share, prior to distributions on the common shares.

Following is the income tax status of distributions paid during the years ended December 31, 2003 and 2002 to preferred shareholders:

	CLASS A PREFERRED		CLASS B PREFERRED	
	2003	2002	2003	2002
Ordinary dividend	**17.9%**	19.5%	**17.9%**	19.5%
Qualified dividend eligible for 15% tax rate	**62.4**	N/A	**62.4**	N/A
Capital gain	**10.9**	69.6	**10.9**	69.6
Unrecaptured Section 1250 Gain	**8.8**	10.9	**8.8**	10.9

ITEM 6. SELECTED FINANCIAL DATA

The following table includes certain financial information for the Company on a consolidated historical basis. You should read this section in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Data."

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED HISTORICAL FINANCIAL DATA

(Dollars in thousands, except share data)	FOR YEARS ENDED DECEMBER 31, 2003	2002	2001	2000	1999
Operating Data:					
Total Property revenue	**$ 949,244**	$1,002,478	$ 621,631	$ 662,863	$ 678,557
Income from Property Operations	**$ 328,995**	$ 367,166	$ 373,647	$ 419,441	$ 421,409
Income (loss) from continuing operations before minority interests and income taxes	**$ 72,025**	$ 94,827	$ 5,397	$ 294,584	$ (2,384)
Basic earnings per common share:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)	$ 1.99	$ (0.10)
Net income (loss) available to common shareholders – basic	**$ -**	$ 0.63	$ (0.17)	$ 2.05	$ (0.06)
Diluted earnings per common share:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)	$ 1.96	$ (0.10)
Net income (loss) available to common shareholders – diluted	**$ -**	$ 0.63	$ (0.17)	$ 2.02	$ (0.06)
Balance Sheet Data (at period end):					
Total assets	**$4,318,522**	$4,288,399	$4,142,149	$4,543,318	$4,950,561
Total debt	**$2,558,699**	$2,382,910	$2,214,094	$2,271,895	$2,598,929
Total shareholders' equity	**$1,221,804**	$1,354,813	$1,405,940	$1,731,327	$2,056,774
Other Data:					
Cash distribution declared per common share	**$ 1.50**	$ 1.50	$ 1.85	$ 2.20	$ 2.20
Weighted average Common shares and units outstanding – basic	**116,634,546**	117,523,248	121,017,605	127,535,069	135,954,043
Weighted average Common shares and units outstanding – diluted	**116,676,242**	117,725,984	122,544,421	128,731,883	137,891,561
Cash flow provided by (used in):					
Operating activities	**$ 124,086**	$ 280,993	$ 210,055	$ 273,735	$ 336,060
Investing activities	**(32,619)**	55,181	212,752	430,286	(205,811)
Financing activities	**(91,859)**	(294,015)	(425,488)	(737,981)	(167,615)
Funds from Operations Available to Common Shareholders before impairment charges related to real estate assets[1]	**$ 212,556**	$ 238,178	$ 177,117	$ 326,897	$ 340,777
Impairment charges related to real estate assets	**(37,794)**	(16,894)	(21,705)	(9,349)	(136,435)
Cumulative effect of a change in accounting principle	**-**	(9,172)	–	–	–
Funds from Operations Available to Common Shareholders after impairment charges related to real estate assets	**$ 174,762**	$ 212,112	$ 155,412	$ 317,548	$ 204,342

1 *Funds from Operations ("FFO"), as used in this document, is based on the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts* and means net income (loss) (determined in accordance with GAAP), excluding gains (losses) from sales of depreciable operating property, excluding extraordinary items (as defined by GAAP), plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO available to common shareholders in the same manner, except that net income (loss) is replaced with net income (loss) available to common shareholders. FFO is a non-GAAP measure and should not be considered an alternative to net income determined in accordance with GAAP as an indication of the Company's operating performance. For a more detailed definition and description of FFO and a reconciliation to net income determined in accordance with GAAP, see "Funds from Operations Available to Common Shareholders" included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

You should read this section in conjunction with the selected financial data and the consolidated financial statements and the accompanying notes in Item 6, "Selected Financial Data," and Item 8, "Financial Statements and Supplementary Data," respectively, of this report. Historical results and percentage relationships set forth in these Items and this section should not be taken as indicative of future operations of the Company. Capitalized terms used but not otherwise defined in this section have the meanings given to them in Items 1 – 6 of this Form 10-K.

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by terms such as "believe," "expect" and "may."

Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those described in the forward-looking statements.

The following factors might cause such a difference:

- » The Company's ability, at its Office Properties, to timely lease unoccupied square footage and timely re-lease occupied square footage upon expiration on favorable terms, which may continue to be adversely affected by existing real estate conditions (including vacancy rates in particular markets, decreased rental rates, and competition from other properties) or by general economic downturns;
- » Adverse changes in the financial condition of existing tenants;
- » Further deterioration in the resort/business-class hotel markets or in the market for residential land or luxury residences, including single-family homes, townhomes and condominiums, or in the economy generally;
- » Financing risks, such as the Company's ability to generate revenue sufficient to service and repay existing or additional debt, increases in debt service associated with increased debt and with variable rate debt, the Company's ability to meet financial and other covenants and the Company's ability to consummate financings and refinancings on favorable terms and within any applicable time frames;
- » The ability of the Company to reinvest available funds at anticipated returns and within anticipated time frames and the ability of the Company to consummate anticipated office acquisitions and investment land and other dispositions on favorable terms and within anticipated time frames;
- » Further or continued adverse conditions in the temperature-controlled logistics business (including both industry-specific conditions and a general downturn in the economy) which may further jeopardize the ability of the tenant to pay all current and deferred rent due;
- » The inability of the Company to complete the distribution to its shareholders of the shares of a new entity to purchase the AmeriCold tenant interest from COPI;
- » The concentration of a significant percentage of the Company's assets in Texas;
- » The existence of complex regulations relating to the Company's status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT; and
- » Other risks detailed in the Company's current report on Form 8-K dated March 10, 2004 and filed with the Securities and Exchange Commission ("SEC") on or about March 15, 2004, and from time to time in the Company's other filings with the SEC.

Given these uncertainties, readers are cautioned not to place undue reliance on such statements. The Company is not obligated to update these forward-looking statements to reflect any future events or circumstances.

RESULTS OF OPERATIONS

The following table shows the Company's variance in dollars between the years ended December 31, 2003 and 2002 and the years ended December 31, 2002 and 2001.

	TOTAL VARIANCE IN DOLLARS BETWEEN THE YEARS ENDED DECEMBER 31, (IN MILLIONS)	
	2003 AND 2002	**2002 AND 2001**
REVENUE:		
Office Property	**$ (43.3)**	$ (37.1)
Resort/Hotel Property	**22.5**	157.4
Residential Development Property	**(32.4)**	260.5
Total Property revenue	**$ (53.2)**	$ 380.8
EXPENSE:		
Office Property real estate taxes	**(7.5)**	(6.5)
Office Property operating expenses	**4.4**	(2.9)
Resort/Hotel Property expenses	**24.7**	158.0
Residential Development Property expense	**(36.6)**	238.7
Total Property expense	**(15.0)**	387.3
Income from Property Operations	**$ (38.2)**	$ (6.5)
OTHER INCOME (EXPENSE):		
Income from sale of investment in unconsolidated company, net	**86.2**	–
Income from investment land sales, net	**(9.6)**	22.4
Gain on joint venture of properties, net	**(18.0)**	10.6
Loss on property sales, net	**0.8**	2.6
Interest and other income	**(7.3)**	(24.6)
Corporate general and administrative	**(6.9)**	(3.3)
Interest expense	**6.9**	3.1
Amortization of deferred financing costs	**(0.7)**	(0.9)
Extinguishment of debt	**-**	10.8
Depreciation and amortization	**(18.6)**	(20.6)
Impairment charges related to real estate assets	**4.6**	12.1
Impairment and other charges related to COPI	**-**	92.8
Other expenses	**6.8**	(11.4)
Equity in net income (loss) of unconsolidated companies:		
Office Properties	**(13.0)**	17.3
Resort/Hotel Properties	**5.9**	(0.1)
Residential Development Properties	**(29.4)**	(1.2)
Temperature-Controlled Logistics Properties	**5.1**	(4.1)
Other	**2.6**	(9.6)
Total Other Income (Expense)	**$ 15.4**	$ 95.9
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAXES	**$ (22.8)**	$ 89.4
Minority interests	**14.6**	(2.3)
Income tax (provision) benefit	**(30.7)**	4.4
INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	**$ (38.9)**	$ 91.5
Income (loss) from discontinued operations, net of minority interests	**(11.4)**	3.7
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(20.5)**	(4.0)
Gain on real estate from discontinued operations, net of minority interests	**(0.1)**	10.4
Cumulative effect of a change in accounting principle	**9.2**	(9.2)
NET INCOME (LOSS)	**$ (61.7)**	$ 92.4
Series A Preferred Share distributions	**(1.5)**	(3.2)
Series B Preferred Share distributions	**(3.0)**	(5.1)
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ (66.2)**	$ (84.1)

OVERVIEW

The Company is a REIT with assets and operations divided into four investment segments: Office, Resort/Hotel, Residential Development and Temperature-Controlled Logistics. The primary business of the Company is its Office Segment, which consisted of 72 Office Properties as of December 31, 2003. The Office Properties are located primarily in Dallas and Houston, with additional concentrations in Austin, Denver, Miami and Las Vegas. The Resort/Hotel Segment consisted of nine Resort/Hotel Properties as of December 31, 2003, including five luxury and destination fitness resorts and spas and four business-class hotels. The Residential Development Segment, as of December 31, 2003, consisted of four Residential Development Corporations that owned in whole or in part 23 Residential Development Properties. The Temperature-Controlled Logistics Segment, as of December 31, 2003, consisted of the Company's unconsolidated 40% interest in 87 Temperature-Controlled Logistics Properties.

Office Segment

The following table shows the performance factors used by management to assess the operating performance of the Office Segment.

	2003	2002
Economic Occupancy (at December 31)	**84.0%**	87.2%
Leased Occupancy (at December 31)	**86.4%**	89.7%
In-Place Weighted Average Full-Service Rental Rate (at December 31)	**$22.63**	$22.60
Tenant Improvement and Leasing Costs per Sq. Ft. per Year	**$ 3.14** [1]	$ 2.67[1]
Same-Store NOI (Decline)	**(11.5%)**[2]	(3.4%)[2]
Same-Store Average Occupancy	**84.3%**	89.4%

1 Average lease term for 2003 and 2002 were 7.8 years and 6.5 years, respectively.

2 Same-store NOI (net operating income) represents office property net income excluding depreciation, amortization, interest expense, and non-recurring items such as lease termination fees for Office Properties owned for the entirety of the comparable periods.

In 2003, the weak economy continued to negatively impact the operating performance of the Company's Office Properties. Reduced demand for office space resulting from unemployment levels over the last two year periods has led to a continued decrease in occupancy and rental rates. In addition, the Company experienced escalating tenant improvement and leasing costs granted in connection with leases executed in 2003 due to the competitive leasing environment. The Company expects that 2004 will be a year of stabilization rather than meaningful growth, with projected average and year end occupancy remaining relatively flat compared to 2003. Tenant improvement and leasing costs in 2004 are expected to be in line with 2003. Same-store NOI is expected to decline by 3% to 6% in 2004, which is a lower rate of decline than that experienced in 2003.

Resort/Hotel Segment

The following table shows the performance factors used by management to assess the operating performance of the Resort/Hotel Segment.

	FOR THE YEARS ENDED DECEMBER 31,					
	AVERAGE OCCUPANCY RATE		AVERAGE DAILY RATE		REVENUE PER AVAILABLE ROOM/GUEST NIGHT	
	2003	2002	2003	2002	2003	2002
Upscale Business Class Hotels	**71%**	71%	**$115**	$113	**$ 82**	$ 80
Luxury and Destination Fitness Resorts	**68%**	69%	**$469**	$464	**$311**	$310
Total/Weighted Average for Resort/Hotel Properties	**70%**	70%	**$241**	$238	**$166**	$164

The operating performance of the Resort/Hotel Segment was flat in 2003 compared to 2002 as the travel industry stabilized following the decline in 2002. The Company anticipates modest increases in occupancy and room rates in 2004 as the economy and the travel industry continue to recover.

Residential Development Segment

The following tables show the performance factors used by management to assess the operating performance of the Residential Development Segment. Information is provided for the Desert Mountain Residential Development Property and the CRDI Residential Development Properties, which represent the Company's significant investments in this Segment as of December 31, 2003.

Desert Mountain

	FOR THE YEARS ENDED DECEMBER 31,	
	2003	2002
Residential Lot Sales	**60**	78
Average Sales Price per Lot[1]	**$653,000**	$730,000

1 Includes equity golf membership

Desert Mountain's operations were affected by the slower economy which continued into 2003, contributing to reduced lot absorption and average sales prices. Desert Mountain is in the latter stages of development and has primarily its premier lots remaining in inventory. A slight decline in lot sales, combined with higher average sales prices in 2004 compared to 2003, is expected to result in increased results in 2004.

CRDI

	FOR THE YEARS ENDED DECEMBER 31,	
	2003	2002
Active Projects	**18**	15
Residential Lot Sales	**246**	309
Residential Unit Sales	**90**	269
Average Sales Price per Residential Lot	**$129,000**	$67,000
Average Sales Price per Residential Unit	**$0.9 million**	$0.7 million
Average Sales Price per Residential Equivalent Timeshare Unit	**$1.4 million**	$1.2 million

CRDI, which invests primarily in mountain resort residential real estate in Colorado and California and residential real estate in downtown Denver, Colorado, is highly dependent upon the national economy and customer demand. In 2003, CRDI experienced reduced lot and unit absorption which resulted from the product mix available during the year, offset by increases in average sales prices in lots and units over 2002. In 2004, management expects that CRDI will be primarily affected by product mix available at its Residential Development Properties as product inventory is created in 2004 for delivery in 2005.

Significant Transactions

During the fourth quarter of 2003 and into the first quarter of 2004, the Company completed the following significant transactions:

- Disposition of the Company's interests in The Woodlands Land Development Company, L.P., through which the Company owned its interest in The Woodlands Residential Development Property, in Woodlands Office Equities – '95 Limited Partnership, through which the Company owned four office properties, in The Woodlands Commercial Properties, L.P., and in The Woodlands Operating Company, L.P. in December 2003;
- Acquisition of seven Office Properties and nine retail parcels located in Hughes Center in Las Vegas, Nevada in December 2003 and January 2004;
- Sale of an additional 3,400,000 of the Company's Series A Convertible Cumulative Preferred Shares at $21.98 per share, resulting in proceeds to the Company, net of placement fees and dividends payable, of approximately $71.0 million in January 2004; and
- Completion of a $254.4 million mortgage financing by the Temperature-Controlled Logistics Corporation and the resulting cash distribution of approximately $90.0 million to the Company in February 2004.

These transactions generated net cash proceeds to the Company in excess of $200 million. The Company expects to reinvest these cash proceeds primarily in long term investments in the second and third quarters of 2004. Additionally, the Company expects to continue to market for sale its remaining non-income producing land valued in excess of $100 million.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003, TO THE YEAR ENDED DECEMBER 31, 2002

The following comparison of the results of operations for the year ended December 31, 2003, and for the year ended December 31, 2002, reflects the consolidation of eight of the Resort/Hotel Properties and three of the Residential Development Properties commencing on February 14, 2002, as a result of the COPI transaction. Prior to February 14, 2002, the results of operations of the Resort/Hotel Properties were reflected in the Company's consolidated financial statements as lease payments and as equity in net income for the Residential Development Properties. Because the results of operations of these Properties are consolidated for the full period in 2003, as compared to a partial period in 2002, the Company's financial statements do not provide a direct comparison of the results of operations of the Resort/Hotel Properties or the Residential Development Properties for the full periods in 2003 and 2002. Additional information on the results of operations of the Resort/Hotel Properties and the Residential Development Properties for the full periods in both 2003 and 2002 is provided below under the captions "Resort/Hotel Properties" and "Residential Development Properties."

Property Revenues

Total property revenues decreased $53.2 million, or 5.3%, to $949.2 million for the year ended December 31, 2003, as compared to $1,002.4 million for the year ended December 31, 2002. The components of the decrease in total revenues are discussed below.

- Office Property revenues decreased $43.3 million, or 8.0%, to $495.5 million, primarily due to:
  - a decrease of $29.8 million from the 57 consolidated Office Properties (excluding 2002 and 2003 acquisitions and properties held for sale) that the Company owned or had an interest in, primarily due to a 4.9 percentage point decline in occupancy (from 89.2% to 84.3%) resulting in decreases in both rental revenue and operating expense recoveries and decreases in net parking revenues;
  - a decrease of $23.6 million resulting from the contribution of two Office Properties to joint ventures in third quarter 2002;
  - a decrease of $5.0 million related to net insurance proceeds received in 2002 as a result of an insurance claim on one of the Company's Office Properties that had been damaged as a result of a tornado;
  - a decrease of $1.1 million in development revenue from the construction of 5 Houston Center in 2002; partially offset by
  - an increase of $11.5 million from the acquisition of Johns Manville Plaza in August 2002, and The Colonnade in August 2003;
  - an increase of $3.7 million resulting from third party management services and related direct expense reimbursements; and
  - an increase of $1.3 million resulting from deferred rent recognition for a tenant in 2003.
- Resort/Hotel Property revenues increased $22.5 million, or 11.1%, to $225.6 million, primarily due to the consolidation of the operations of eight of the Resort/Hotel Properties for the full period in 2003 as compared to a partial period in 2002 as a result of the COPI transaction (prior to February 14, 2002, the Company recognized lease payments related to these Properties).
- Residential Development Property revenues decreased $32.4 million, or 12.4%, to $228.2 million, primarily due to a reduction in lot and unit sales at Desert Mountain and CRDI.

Property Expenses

Total property expenses decreased by $15.0 million, or 2.4%, to $620.3 million for the year ended December 31, 2003, as compared to $635.3 million for the year ended December 31, 2002. The components of the decrease in expenses are discussed below.

- Office Property expenses decreased $3.1 million, or 1.3%, to $235.4 million, primarily due to:
  - a decrease of $10.9 million resulting from the contribution of two Office Properties to joint ventures in 2002;
  - a decrease of $1.6 million related to consulting fees incurred in 2002 on the 5 Houston Center Office Property development and a reduction in nonrecurring legal fees for the Office Segment; and
  - a decrease of $0.7 million in operating expenses from the 57 consolidated Office Properties (excluding 2002 and 2003 acquisitions and properties held for sale) that the Company owned or had an interest in, due to:
    - $4.8 million decrease in property taxes and other taxes and assessments;
    - $2.9 million decrease in bad debt expense;
    - $2.1 million decrease in building repairs and maintenance;
    - $1.2 million decrease in cleaning and security expenses; partially offset by
    - $10.5 million increase in utilities expense, primarily attributable to a utility contract for the Texas Office Properties entered into in February 2003 in which the Company paid a higher fixed contract price for actual electricity consumed; partially offset by
  - an increase of $4.3 million from the acquisition of Johns Manville Plaza in August 2002 and The Colonnade in August 2003; and
  - an increase of $3.1 million related to the cost of providing third party management services to joint venture properties, which are recouped by increased third party fee income and direct expense reimbursements.

- Resort/Hotel Property expense increased $24.7 million, or 15.6%, to $182.7 million, primarily due to the consolidation of the operations of eight of the Resort/Hotel Properties for a full period in 2003, as compared to a partial period in 2002, as a result of the COPI transaction on February 14, 2002.
- Residential Development Property expense decreased $36.6 million, or 15.3%, to $202.2 million, primarily due to a reduction in lot and unit sales and related costs at Desert Mountain and CRDI.

Other Income/Expenses

Total other income and expenses decreased $15.4 million, or 5.7%, to $257.0 million for the year ended December 31, 2003, as compared to $272.4 million the year ended December 31, 2002. The primary components of the decrease in total other income and expenses are discussed below.

Other Income

Other income increased $22.5 million, or 21.0%, to $129.8 million for the year ended December 31, 2003, as compared to $107.3 million for the year ended December 31, 2002. The primary components of the increase in other income are discussed below.

- Income from sale of investment in unconsolidated company, net increased $86.2 million due to the income received from the sale of the Company's interest in The Woodlands Land Development Company, L.P. ("WLDC"), Woodlands CPC, and The Woodlands Operating Company, L.P. in December 2003;
- Equity in net income of unconsolidated companies decreased $28.8 million, or 53.7% to $24.8 million due to:
  - a decrease of $29.4 million in Residential Development Properties equity in net income, primarily due to the consolidation of the operations of Desert Mountain and CRDI for the full period in 2003, as compared to a partial period in 2002, as a result of the COPI transaction on February 14, 2002;
  - a decrease of $13.0 million in Office Properties equity in net income, primarily due to the gain in 2002 from the sale of The Woodlands Mall partnership interest in which the Company had a 52.5% economic interest; partially offset by
  - an increase of $5.9 million in Resort/Hotel Properties equity in net income, primarily due to a gain on the sale of the Ritz Carlton Hotel in November 2003, and a payment received in 2003 from the operator of the Resort/Hotel Property pursuant to the terms of the operating agreement because the Property did not achieve the specified net operating income level in 2002;
  - an increase of $5.1 million in Temperature-Controlled Logistics Properties equity in net income due to the loss on the sale of one facility in 2002 and the gain on the sale of one facility in 2003, a decrease in interest expense, an increase in rental income due to improved operations, an increase in other income related to interest earned on deferred rent balance and reduced general and administrative expenses; and
  - an increase of $2.6 million in other unconsolidated companies primarily due to:
    - the consolidation of DBL Holdings, Inc. ("DBL") on January 2, 2003, which incurred a $5.2 million impairment in 2002 for Class C-1 Notes issued by Juniper CBO 1000-1 Ltd., partially offset by earnings from G2 Opportunity Fund, L.P. ("G2") in 2002;
    - $1.2 million of equity in earnings from G2 in 2003; partially offset by
    - equity losses of $2.4 million in 2003 resulting from operations at the Woodlands Conference Center and Country Club in 2003.
- Gain on joint venture of properties, net decreased $18.0 million, or 99.4%, due primarily to a net gain of $17.7 million on the joint venture of three properties in 2002.
- Income from investment land sales, net decreased $9.6 million, or 42.5%, due to the $22.6 million net income on the sale of three parcels of land, located in Texas and Arizona in 2002, compared to $13.0 million net income on sale of three parcels of land, located in Texas in 2003.
- Interest and other income decreased $7.3 million, or 56.2%, to $5.7 million, primarily due to the payoff of two notes receivable, a gain on the sale of marketable securities, partially offset by legal settlement fees, all in 2002.

Other Expenses

Other expenses increased $7.1 million, or 1.9%, to $386.8 million for the year ended December 31, 2003, as compared to $379.7 million the year ended December 31, 2002. The primary components of the increase in other expenses are discussed below.

- Depreciation expense increased $18.6 million, or 13.4%, to $157.2 million in 2003, primarily due to:
  - $12.3 million increase in Office Property depreciation, due to:
    - $15.9 million increase due to an increase in building improvements, lease commissions and other leasing costs;
    - an increase of $2.4 million from Johns Manville Office Property acquired in August 2002; partially offset by
    - a decrease of $6.0 million associated with the disposition of seven Office Properties in 2002, contribution of two Office Properties to joint ventures in 2002, and disposition of five Office Properties in 2003; and
  - $6.6 million increase in Residential Development Property and Resort/Hotel Property.

» Corporate general and administrative expenses increased $6.9 million, or 26.1%, to $33.3 million, primarily due to increased payroll and benefits, shareholder services, consulting costs related to the Sarbanes-Oxley Act of 2002, management information systems and insurance expenses.

» Interest expense decreased $6.9 million, or 3.9%, to $172.1 million, primarily due to a decrease of 0.69% in the weighted average interest rate, partially offset by an increase of $73.4 million in the weighted average debt balance.

» Other expenses decreased $6.8 million, or 59.6%, primarily due to expenses incurred in 2002 of:
  › $3.8 million due to legal expenses associated with matters relating to the Office Segment;
  › $1.9 million due to expense related to stock option note term extensions; and
  › $1.8 million due to write-off of costs associated with acquisitions no longer being actively pursued.

» Impairment and other charges related to real estate assets decreased $4.6 million, or 34.8%, to $8.6 million and is attributable to:
  › a decrease of $9.6 million due to the impairment of the Canyon Ranch Las Vegas Spa in 2002;
  › a decrease of $2.6 million due to the impairment of the investment in Manalapan in 2002;
  › a decrease of $1.0 million due to the impairment on a parcel of undeveloped land located adjacent to the Washington Harbour Office Property; partially offset by
  › an increase of $6.5 million due to the impairment associated with the settlement of HBCLP, Inc.'s real estate note obligation in 2003;
  › an increase of $1.2 million due to the impairment of the North Dallas Athletic Club in 2003; and
  › an increase of $0.9 million due to the impairment of an executive home in 2003 which the Company acquired in June 2002 as part of the executive's relocation agreement with the Company.

Income Tax Provision

The $30.7 million increase in the income tax provision to $26.3 million for the year ended December 31, 2003, as compared to the income tax benefit of $4.4 million for the year ended December 31, 2002, is primarily due to the $34.7 million tax expense related to the gain on the sale of the Company's interests in WLDC and The Woodlands Operating Company, L.P.

Discontinued Operations

Income from discontinued operations from assets sold and held for sale decreased $32.0 million, or 164.9%, to a loss of $12.6 million for the year ended December 31, 2003. The primary components of the decrease in income from discontinued operations are discussed below:

» a decrease of $13.9 million, net of minority interest, due to the impairment in 2003 on the 1800 West Loop South Office Property;

» a decrease of $11.4 million, net of minority interest, due to the reduction of net income associated with properties held for sale in 2003 compared to 2002; and

» a decrease of $6.8 million, net of minority interest, due to the impairment of two Office Properties and six behavioral healthcare properties in 2003 compared to three behavioral healthcare properties in 2002.

Resort/Hotel Properties

The following provides a comparison of the results of operations of the Resort/Hotel Properties for the years ended December 31, 2003 and 2002.

	FOR THE YEAR ENDED DECEMBER 31,		
(in thousands)	2003	2002	VARIANCE
Lease revenues	**$ 4,906**	$ 11,353	
Operating revenues	**220,656**	191,775	
Operating expenses	**(182,648)**	(157,987)	
Net Operating Income	**$ 42,914**	$ 45,141	$(2,227)

The net operating income for the Resort/Hotel Properties decreased $2.2 million, or 4.9%, to $42.9 million, primarily due to an increase of $1.7 million in Resort/Hotel Property expenses, primarily consisting of insurance and workers' compensation expenses. Resort net operating income as a percentage of revenue decreased one percentage point from 17% to 16%, and Business Class Hotel net operating income as a percentage of revenue decreased one percentage point from 23% to 22%.

Residential Development Properties

The following provides a comparison of the results of operations of the Residential Development Properties for the years ended December 31, 2003 and 2002.

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2003	2002	VARIANCE
Operating revenues	**$ 228,214**	$ 260,569	
Operating expenses	**(202,162)**	(238,745)	
Income from sale of investment in unconsolidated company, net	**88,727**	–	
Depreciation and amortization	**(11,573)**	(7,697)	
Equity in net income of unconsolidated companies	**10,427**	39,778	
Income tax benefit (provision)	**(32,798)**	(7,218)	
Minority interests	**(1,785)**	(5,154)	
Discontinued operations	–	(507)	
Net Income	**$ 79,050**	$ 41,026	$38,024

Net income for the Residential Development Properties increased $38.0 million, or 92.7%, to $79.1 million, primarily due to:

» an increase of $54.1 million due to the income from sale, net of taxes, of WLDC;

» an increase of $2.7 million due to a decrease in general and administrative expenses and increase in club operations income at Desert Mountain, CRDI and The Woodlands; partially offset by

» a decrease of approximately $11.6 million due to the sale of fewer lots and product mix at Desert Mountain, and fewer acres and product mix at The Woodlands in 2003;

» a decrease of approximately $6.0 million as a result of gains recognized on the disposition of two properties at The Woodlands in 2002; and

» a decrease of $0.7 million due to the impairment on a retail site at CRDI in 2003.

Cumulative Effect of a Change in Accounting Principle

Cumulative effect of a change in accounting principle increased $9.2 million due to the adoption of SFAS No. 142 on January 1, 2002. As a result of the initial application of this Statement, the Company recognized a goodwill impairment charge related to the Temperature-Controlled Logistics Properties of approximately $9.2 million. This charge was reported as a change in accounting principle for the year ended December 31, 2002.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31, 2001

Property Revenues

Total property revenues increased $380.8 million, or 61.3%, to $1,002.4 million for the year ended December 31, 2002, as compared to $621.5 million for the year ended December 31, 2001. The components of the increase in total revenues are discussed below.

» Residential Development revenues increased $260.5 million due to the consolidation of the operations of Desert Mountain and CRDI for the period February 14, 2002 through December 31, 2002, as a result of the COPI transaction (previously the Company recorded its share of earnings under the equity method).

» Resort/Hotel Property revenues increased $157.4 million due to the consolidation of the operations of eight of the Resort/Hotel Properties for the period February 14, 2002 through December 31, 2002, as a result of the COPI transaction (previously the Company recognized lease payments related to these Properties).

» Office Property revenues decreased $37.1 million, or 6.4%, to $538.8 million, attributable to:
  › a decrease of $37.2 million resulting from the disposition of five Office Properties in 2001 and the contribution of two Office Properties to joint ventures in each of 2002 and 2001;
  › a decrease of $10.2 million from the 66 consolidated Office Properties that the Company owned or had an interest in, primarily due to a decline in the weighted average full-service rental rates, reflecting decreases in both rental revenue and operating expense recoveries, decreased occupancy and a decrease in net parking revenues;
  › a decrease of $3.6 million related to non-recurring revenue received in 2001; partially offset by
  › an increase of $5.9 million from Johns Manville Plaza Office Property acquired in August 2002 and the Avallon IV Office Property completed in June 2001;
  › a net increase of $7.6 million related to net insurance proceeds of $5.0 million received in September 2002 as a result of an insurance claim on one of the Company's Office Properties that had been damaged as a result of a tornado and third party fee and reimbursement of costs related to providing third party management services of $2.6 million; and
  › an increase of $0.6 million in net lease termination fees to $9.1 million in 2002 (fees are net of deferred rent receivables write-off).

Property Expenses

Property expenses increased by $387.3 million, or 156.2%, to $635.3 million for the year ended December 31, 2002, as compared to $248.0 million for the year ended December 31, 2001. The components of the increase in expenses are discussed below.

- Residential Development Property expense increased $238.7 million due to the consolidation of the operations of Desert Mountain and CRDI for the period February 14, 2002 through December 31, 2002, as a result of the COPI transaction.
- Resort/Hotel Property expense increased $158.0 million due to the consolidation of the operations of eight of the Resort/Hotel Properties for the period February 14, 2002 through December 31, 2002, as a result of the COPI transaction.
- Office Property expenses decreased $9.4 million, or 3.8%, to $238.6 million, primarily attributable to:
  - a decrease of $13.4 million due to the disposition of five Office Properties in 2001, and the contribution of two Office Properties to joint ventures in each of 2002 and 2001;
  - a decrease of $12.3 million in Office Property utility expense due to lower rates as a result of a one-year energy contract effective beginning in first quarter 2002 for certain Texas properties;
  - a decrease of $1.8 million in property taxes for the 66 consolidated Office Properties that the Company owned or had an interest in; partially offset by
  - an increase of $17.5 million from the 66 consolidated Office Properties that the Company owned or had an interest in, due to:
    - an increase of $7.9 million in administrative costs, security, repairs and maintenance;
    - an increase of $4.7 million in insurance costs;
    - an increase of $3.3 million in expenses related to development and third party management/leasing fees; and
    - an increase of $1.6 million due to the acquisition of Johns Manville Plaza Office Property in 2002.

Other Income / Expenses

Total other income and expense decreased $95.9 million, or 26.0%, to $272.3 million for the year ended December 31, 2002, as compared to $368.2 million for the year ended December 31, 2001. The primary components of the decrease in total other income and expenses are discussed below.

Other Income

Other income increased $10.7 million, or 11.1%, to $107.3 million for the year ended December 31, 2002, as compared to $96.6 million the year ended December 31, 2001. The components of the increase in other income are discussed below.

- Income from investment land sales, net increased $22.4 million, to $22.6 million. The primary components of the increase are:
  - an increase of $16.2 million resulting from the gains on the sale of approximately 10 acres of undeveloped land located in Houston, Texas and Washington, D.C. in 2002; and
  - an increase of $5.4 million resulting from the gain on the sale of Canyon Ranch-Tucson land in 2002.
- Gain on joint venture of properties, net increased $10.6 million, or 139.5%, to $18.2 million. The primary components of the increase are:
  - an increase of $21.6 million resulting from the gains on the partial sales of two Office Properties contributed to joint ventures in 2002; partially offset by
  - a decrease of $7.6 million resulting from the gains on the partial sales of two Office Properties contributed to joint ventures in 2001; and
  - a decrease of $3.3 million resulting from the loss on the partial sale of one Resort/Hotel Property contributed to a joint venture in 2002.
- Equity in net income of unconsolidated companies increased $2.3 million, or 4.5%, to $53.6 million primarily attributable to:
  - an increase of $17.3 million in Office Properties equity in net income, primarily attributable to the gain from the sale of the Woodlands Mall partnership interest in which the Company had a 52.5% economic interest; partially offset by
  - a decrease of $9.6 million in other unconsolidated companies due to a $5.2 million impairment for DBL-Juniper notes in 2002, lower earnings of $2.6 million from Metropolitan Partners, L.L.C. ("Metropolitan") due to conversion of the Company's preferred member interest into common stock of Reckson Associates Realty Corporation ("Reckson") in May 2001, and lower earnings for DBL and losses for The Woodlands Operating Company, L.P., aggregating $1.8 million; and
  - a decrease of $4.1 million in Temperature-Controlled Logistics Properties equity in net income, primarily as a result of the Company's $2.7 million portion of AmeriCold Logistics' deferral of rent payable and the Company's $1.4 million portion of the loss on a sale of a Temperature-Controlled Logistics Property.

- Interest and other income decreased $24.6 million, or 65.4%, to $13.0 million, primarily attributable to:
  - a net $11.4 million decrease in income and gains resulting from sales of marketable securities aggregating $11.9 million in 2001 versus $0.5 million in 2002;
  - a decrease of $6.5 million due to partial payment received in 2001 from the former tenant of the behavioral healthcare properties on a working capital loan and interest that was previously expensed in conjunction with the recapitalization of the tenant;
  - a decrease of $8.6 million due to recognition in 2001 of interest income on COPI notes of $2.8 million, and lower interest income on cash balances and note receivable of $5.8 million due to repayment of certain notes and reduced interest rates;
  - a decrease in interest income of $1.9 million in 2002 related to lower escrow balances for plaza renovations at an Office Property that were completed in 2001; partially offset by
  - an increase of $4.5 million due to a litigation settlement received in 2002.

Other Expenses

Other expenses decreased $85.2 million, or 18.3%, to $379.7 million for the year ended December 31, 2002, as compared to $464.9 million the year ended December 31, 2001. The primary components of the decrease in other expenses are discussed below.

- Impairment and other charges decreased $92.8 million due to impairment charges related to COPI in 2001, consisting of the $74.8 million reduction in net assets, primarily as a result of the write-down of debt and rental obligations of COPI to the estimated collateral value of assets to be received and the estimated $18.0 million of COPI bankruptcy costs to be funded by the Company.
- Impairment and other charges related to real estate assets decreased $12.1 million, or 47.8%, to $13.2 million attributable to:
  - a decrease of $11.9 million due to the recognition in 2001 of an impairment charge related to the conversion of the Company's preferred interest in Metropolitan into common stock of Reckson;
  - a decrease of $8.4 million due to the recognition in 2001 of an impairment charge related to the behavioral healthcare properties;
  - a decrease of $5.0 million due to the recognition in 2001 of an impairment charge related to the Company's investment in a fund which primarily holds real estate investments and marketable securities; partially offset by
  - an increase of $12.2 million resulting from the impairment in 2002 of the Company's investment in Canyon Ranch Las Vegas Spa of $9.6 million and investment in Manalapan Partners, L.L.C. of $2.6 million; and
  - an increase of $1.0 million resulting from the impairment of a parcel of undeveloped land adjacent to the Washington Harbour Office Property in 2002.
- Extinguishment of debt decreased $10.8 million, attributable to the write-off of deferred financing costs related to the early extinguishment of the UBS Facility in May 2001.
- Depreciation expense increased $20.6 million, or 17.5%, to $138.6 million in 2002 due to the consolidation of the operations of Desert Mountain and CRDI beginning February 14, 2002, as a result of the COPI transaction.
- Other expenses increased $11.4 million, primarily attributable to:
  - an increase of $3.8 million due to legal expenses of $2.6 million associated with litigation in which the Company received a settlement and of $1.2 million associated with litigation on undeveloped land;
  - an increase of $2.6 million due to the impairment of long-term marketable securities;
  - an increase of $1.9 million due to expense related to stock option note term extensions;
  - an increase of $1.8 million due to write-off of costs associated with acquisitions no longer being actively pursued; and
  - an increase of $1.2 million accrual for a penalty paid by the Company for non-construction of a convention hotel in downtown Houston.
- Corporate general and administrative expenses increased $3.3 million, or 14.3%, to $26.4 million, primarily due to expenses related to an officers' incentive compensation plan in 2002.

Discontinued Operations

Income from discontinued operations from assets sold and held for sale increased $10.1 million, or 108.6%, to $19.4 million for the year ended December 31, 2002. The primary components of the increase in income from discontinued operations are discussed below:

- an increase of $8.9 million on dispositions attributable to the gains, net of minority interest, on the sales of seven Office Properties and two transportation companies in 2002; and
- an increase of $5.1 million in net income for the Office Properties sold or held for sale in 2002; partially offset by
- a decrease of $3.2 million due to an impairment charge in 2002 related to two of the seven behavioral healthcare properties held for sale, which represents the difference between the carrying value and the estimated sales price less costs of the sale for these properties.

Resort/Hotel Properties

The following provides a comparison of the results of operations of the Resort/Hotel Properties for the years ended December 31, 2002 and 2001.

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2002	2001	VARIANCE
Lease revenues	$ 11,353	$45,748	
Operating revenues	191,775	–	
Operating expenses	(157,987)	–	
Net Operating Income ("NOI")	$ 45,141	$45,748	$(607)

The net operating income for the Resort/Hotel Properties decreased $0.6 million to $45.1 million. Same-store NOI *decreased $7.1 million, primarily due to a decrease in average daily rate of $7, to $238, while occupancy remained flat at 70%.* On October 1, 2001, the Company stopped recording rent under the leases of the eight Resort/Hotel Properties leased to subsidiaries of COPI, offsetting the decline experienced in 2002.

Residential Development Properties

The following provides a comparison of the results of operations of the Residential Development Properties for the years ended December 31, 2002 and 2001.

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2002	2001	VARIANCE
Operating revenues	$ 260,569	$ –	
Operating expenses	(238,745)	–	
Depreciation and amortization	(7,697)	–	
Equity in net income of unconsolidated companies	39,778	41,014	
Income tax (provision) benefit	(7,218)	–	
Minority interests	(5,154)	–	
Discontinued operations	(507)	–	
Net Income	$ 41,026	$41,014	12

Net income for the Residential Development Properties remained flat, primarily due to:

» an increase of $4.5 million due to lower cost of sales due to product mix offset by lower lot sales at Desert Mountain;
» an increase of $2.4 million due to higher lot and unit sales at CRDI;
» an increase of $0.6 million as a result of gains recognized on the disposition of two properties in 2002, partially offset by the disposition of two office properties and one retail property in 2001 at The Woodlands;
» an increase of $0.4 million due to higher acreage sales partially offset by lower lot sales at The Woodlands; partially offset by
» a decrease of $8.0 million due to the change in presentation of capitalized interest due to consolidation of Desert Mountain and CRDI.

Cumulative Effect of a Change in Accounting Principle

Cumulative effect of a change in accounting principle decreased $9.2 million due to the adoption of SFAS No. 142 on January 1, 2002. As a result of the initial application of this Statement, the Company recognized a goodwill impairment charge related to the Temperature-Controlled Logistics Properties of approximately $9.2 million. This charge was reported as a change in accounting principle for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $78.0 million and $78.4 million at December 31, 2003 and 2002, respectively. This 0.5% decrease is attributable to $124.1 million provided by operating activities, partially offset by $124.5 million used in investing and financing activities.

Cash Flows

(in millions)	FOR THE YEAR ENDED DECEMBER 31, 2003
Cash provided by Operating Activities	**$124.1**
Cash used in Investing Activities	**(32.6)**
Cash used in Financing Activities	**(91.9)**
Decrease in Cash and Cash Equivalents	**$ (0.4)**
Cash and Cash Equivalents, Beginning of Period	**78.4**
Cash and Cash Equivalents, End of Period	**$ 78.0**

Operating Activities

The Company's cash provided by operating activities of $124.1 million is attributable to Property operations.

Investing Activities

The Company's cash used in investing activities of $32.6 million is attributable to:

» $100.3 million increase in restricted cash, due primarily to increased escrow for the purchase of the remaining Hughes Center Office Properties;

» $77.3 million for revenue enhancing and non-revenue enhancing tenant improvement and leasing costs for Office Properties;

» $44.7 million for acquisition of Office Properties, primarily attributable to the Hughes Center acquisitions and the acquisition of the Colonnade;

» $42.6 million for development of amenities at the Residential Development Properties;

» $31.6 million for property improvements for rental properties, primarily attributable to non-recoverable building improvements for the Office Properties and replacement of furniture, fixtures and equipment for the Resort/Hotel Properties;

» $18.6 million of additional investment in unconsolidated companies, consisting primarily of investments in the Office Properties;

» $9.6 million for investment in government obligations in connection with the partial defeasance of a loan; and

» $6.6 million for development of investment properties.

The cash used in investing activities is partially offset by:

» $178.7 million of proceeds from sale of investments in an unconsolidated company and related property sales;

» $43.2 million of proceeds from property sales;

» $42.7 million from return of investment in unconsolidated Resort/Hotel Properties, primarily from the sale of the Ritz-Carlton Palm Beach Resort/Hotel Property, Residential Development Properties and Office Properties;

» $22.5 million resulting from a decrease in notes receivable, primarily due to payment on a short-term seller financing note attributable to the sale of two Office Properties in The Woodlands and collections on developer financing notes at the Residential Development Properties related to lot and unit sales in 2002; and

» $11.6 million due to the net cash impact of the consolidation of MVDC, HADC and GDW LLC.

Financing Activities

The Company's cash used in financing activities of $91.9 million is primarily attributable to:

» $245.5 million of payments under the Company's credit facility;

» $175.5 million of distributions to common shareholders and unitholders;

» $118.9 million of payments under other borrowings, partially resulting from the payoff of the Cigna Note;

» $85.4 million of Residential Development Property note payments;

» $26.3 million of distributions to preferred shareholders;

» $9.7 million of net capital distributions to joint venture partners;

» $9.3 million of deferred financing costs; and

» $0.8 million for common shares purchased under a compensation plan.

The use of cash in financing activities is partially offset by:

- $320.5 million of proceeds from borrowings under the Company's credit facility, a portion of which were used to pay off the Cigna Note and for acquisition of Office Properties, investment in the Residential Development Properties, tenant improvements, leasehold commissions and property improvements for the Office Segment;
- $178.0 million of proceeds from other borrowings, primarily as a result of the new Cigna Note in May 2003 and the $75 million Fleet Term Loan in November 2003;
- $79.8 million of proceeds from borrowings for construction costs for infrastructure development on Residential Development Properties; and
- $1.2 million of net proceeds from the exercise of options.

LIQUIDITY REQUIREMENTS

As of December 31, 2003, the Company had unfunded capital expenditures of approximately $58.4 million relating to capital investments that are not in the ordinary course of operations of the Company's business segments. The table below specifies the Company's requirements for capital expenditures and its amounts funded as of December 31, 2003, and amounts remaining to be funded (future fundings classified between short-term and long-term capital requirements):

PROJECT	TOTAL PROJECT COST[1]	AMOUNT FUNDED AS OF DECEMBER 31, 2003	AMOUNT REMAINING TO FUND	CAPITAL EXPENDITURES SHORT-TERM (NEXT 12 MONTHS)[2]	CAPITAL EXPENDITURES LONG-TERM (12+ MONTHS)[2]
(in millions)					
Office Segment					
Acquired Properties[3]	$ 0.9	$ (0.4)	$ 0.5	$ 0.5	$ –
Houston Center Shops Retail Redevelopment[4]	11.6	(7.3)	4.3	4.3	–
Residential Development Segment[5]					
Tahoe Mountain Properties & Club[6]	47.5	(30.4)	17.1	17.1	–
Desert Mountain Golf Course and Water Supply Pipeline	55.0	(50.1)	4.9	4.9	–
Resort/Hotel Segment					
Canyon Ranch – Tucson Land – Construction Loan[7]	2.4	–	2.4	1.2	1.2
Sonoma Mission Inn – Rooms remodel	10.0	(3.6)	6.4	6.4	–
Other					
SunTx[8]	19.0	(11.7)	7.3	4.0	3.3
Spinco[9]	15.5	–	15.5	15.5	–
Total	$161.9	$(103.5)	$58.4	$53.9	$4.5

1 All amounts are approximate.
2 Reflects the Company's estimate of the breakdown between short-term and long-term capital expenditures.
3 The capital expenditures reflect the Company's ownership percentage of 30% for Five Post Oak Park Office Property.
4 Located within the Houston Center Office Property complex.
5 Represents capital expenditures for infrastructure and amenities. The Residential Development Segment excludes costs for projects in which the Company anticipates sales to occur over the next 18 months.
6 As of December 31, 2003, the Company had invested $30.4 million in Tahoe Mountain Club, which includes the acquisition of land and development of a golf course and retail amenities. The Company has committed to invest an additional $17.1 million in 2004 for the development of a swim and fitness facility, clubhouse, and completion of the golf course.
7 The Company has a $2.4 million construction loan with the purchaser of the land, which will be secured by 9 developed lots and a $0.4 million letter of credit. No advances had been made under the loan agreement as of December 31, 2003, and $0.4 million was advanced in January 2004.
8 This commitment is related to the Company's investment in a private equity fund. The commitment is based on cash contributions and distributions and does not consider equity gains or losses.
9 The Company expects to form and capitalize Crescent Spinco, which will be a separate entity to be owned by the Company's shareholders and unitholders, and to cause the new entity to commit to acquire COPI's entire membership interest in AmeriCold Logistics.

In addition, the Company has entered into a contract to acquire an Office Property for approximately $54.8 million, consisting of $19.2 million in cash and a $35.6 million loan. The acquisition is anticipated to close in the first quarter of 2004 and is subject to customary closing conditions.

Liquidity Outlook

The Company expects to fund its short-term capital requirements of approximately $53.9 million through a combination of, net cash flow from operations, and borrowings under the Company's credit facility or additional debt facilities. As of December 31, 2003, the Company had maturing debt obligations of $350.4 million through December 31, 2004 (see "Debt Financing

Arrangements" in this Item 7 for additional information on debt maturities). The Company plans to meet these maturing obligations through refinancing or electing the extension option on the Deutsche Bank-CMBS loan, cash flow from operations of the Residential Development Properties, and extending the maturity date of the Fleet Term Note.

The Company expects to meet its other short-term liquidity requirements, consisting of normal recurring operating expenses, principal and interest payment requirements, non-revenue enhancing capital expenditures and revenue enhancing capital expenditures (such as property improvements, tenant improvements and leasing costs), distributions to shareholders and unitholders, and unfunded expenses related to the COPI bankruptcy, primarily through cash flow provided by operating activities. The Company expects to fund the remainder of these short-term liquidity requirements with borrowings under the Company's credit facility, return of capital from Residential Development Properties, proceeds from the sale or joint venture of Properties, and borrowings under additional debt facilities.

The Company's long-term liquidity requirements as of December 31, 2003, consist primarily of debt maturities after December 31, 2004, which totaled approximately $2.2 billion (see "Debt Financing Arrangements" in this Item 7 for additional information on debt maturities). The Company also has $4.5 million of long-term capital expenditure requirements. The Company expects to meet these long-term liquidity requirements primarily through refinancing maturing debt with long-term secured and unsecured debt and through other debt and equity financing alternatives as well as cash proceeds received from the sale or joint venture of Properties.

Debt and equity financing alternatives currently available to the Company to satisfy its liquidity requirements and commitments for material capital expenditures include:

» Additional proceeds from the Company's Credit Facility under which the Company had up to $132.6 million of borrowing capacity available as of December 31, 2003 and $259.6 million at February 29, 2004;
» Additional proceeds from the refinancing of existing secured and unsecured debt;
» Additional debt secured by existing underleveraged properties;
» Issuance of additional unsecured debt; and
» Equity offerings including preferred and/or convertible securities.

The following factors could limit the Company's ability to utilize these financing alternatives:

» The reduction in the operating results of the Properties supporting the Company's Credit Facility to a level that would reduce the availability under the Credit Facility;
» A reduction in the operating results of the Properties could limit the Company's ability to refinance existing secured and unsecured debt, or extend maturity dates;
» The Company may be unable to obtain debt or equity financing on favorable terms, or at all, as a result of the financial condition of the Company or market conditions at the time the Company seeks additional financing;
» Restrictions under the Company's debt instruments or outstanding equity may prohibit it from incurring debt or issuing equity on terms available under then-prevailing market conditions or at all; and
» The Company may be unable to service additional or replacement debt due to increases in interest rates or a decline in the Company's operating performance.

The Company's portion of unconsolidated debt maturing through December 31, 2004 is $75.8 million. The Company's portion of unconsolidated debt maturing after December 31, 2004 is $318.6 million. Unconsolidated debt is the liability of the unconsolidated entity, is typically secured by that entity's property, and is non-recourse to the Company except where a guarantee exists.

Off-Balance Sheet Arrangements – Guarantee Commitments

The Company's guarantees in place as of December 31, 2003, are listed in the table below. For the guarantees on indebtedness, no triggering events or conditions are anticipated to occur that would require payment under the guarantees and management believes the assets associated with the loans that are guaranteed are sufficient to cover the maximum potential amount of future payments and therefore, would not require the Company to provide additional collateral to support the guarantees. The Company has not recorded a liability associated with these guarantees as they were entered into prior to the adoption of FIN 45.

(in thousands)	GUARANTEED AMOUNT OUTSTANDING AT DECEMBER 31, 2003	MAXIMUM GUARANTEED AMOUNT AT DECEMBER 31, 2003
Debtor:		
CRDI – Eagle Ranch Metropolitan District – Letter of Credit[1]	**$ 7,856**	$ 7,856
Blue River Land Company, L.L.C.[2,3]	**3,492**	6,300
Main Street Partners, L.P. – Letter of Credit[2,4]	**4,250**	4,250
Total Guarantees	**$15,598**	$18,406

1 The Company provides a $7.9 million letter of credit to support the payment of interest and principal of the Eagle Ranch Metropolitan District Revenue Development Bonds.

2 See "Unconsolidated Investments – Unconsolidated Debt Analysis," in this Item 7, for a description of the terms of this debt.

3 A fully consolidated entity of CRDI, of which CRDI owns 88.3%, provides a guarantee of 70% of the outstanding balance of up to a $9.0 million loan to Blue River Land Company, L.L.C. There was approximately $5.0 million outstanding at December 31, 2003 and the amount guaranteed was $3.5 million.

4 The Company and its joint venture partner each provide a $4.3 million letter of credit to guarantee repayment of up to $8.5 million of the loan to Main Street Partners, L.P.

Contractual Obligations

The table below presents, as of December 31, 2003, the Company's future scheduled payments due under these contractual obligations.

	PAYMENTS DUE BY PERIOD				
(in millions)	TOTAL	2004	2005/2006	2007/2008	THEREAFTER
Long-term debt[1]	$3,803.1	$510.5	$885.8	$561.9	$1,844.9
Operating lease obligations (ground leases)	109.2	2.2	4.4	4.4	98.2
Purchase obligations:					
Hughes Center Properties[2]	89.9	89.9	–	–	–
Hughes Center undeveloped land[3]	10.0	10.0	–	–	–
Capital expenditure obligations[4]	58.4	53.9	4.5	–	–
Total contractual obligations[5]	$4,070.6	$666.5	$894.7	$566.3	$1,943.1

1 Amounts include scheduled principal and interest payments for consolidated debt.

2 This amount was funded in escrow and is included in "Restricted cash" on the Company's Consolidated Balance Sheets at December 31, 2003, for the Hughes Center Acquisition. See "Recent Developments – Acquisition of Hughes Center" in this Item 7 for further information on the Hughes Center acquisition.

3 On March 1, 2004, in accordance with the agreement to acquire the Hughes Center Properties, the Company completed the purchase of two tracts of undeveloped land in Hughes Center from the Rouse Company for $10.0 million. The purchase was funded by a $7.5 million loan from the Rouse Company and a draw on the Company's credit facility.

4 For further detail of capital expenditure obligations, see table under "Liquidity Requirements" in this Item 7.

5 As part of its ongoing operations, the Company executes operating lease agreements which generally provide customers with leasehold improvement allowances. Committed leasehold improvement allowances for leases executed over the past three years have averaged approximately $50.0 million per year. Tenant leasehold improvement amounts are not included in the above table.

Diversified Tenant Base

The Company's top five tenants accounted for approximately 11% of the Company's total Office Segment rental revenues for the year ended December 31, 2003. The loss of one or more of the Company's major tenants would have a temporary adverse effect on the Company's financial condition and results of operations until the Company is able to re-lease the space previously leased to these tenants. Based on rental revenues from office leases in effect as of December 31, 2003, no single tenant accounted for more than 5% of the Company's total Office Segment rental revenues for 2003.

REIT Qualification

The Company intends to maintain its qualification as a REIT under Section 856 of the U.S. Internal Revenue Code of 1986, as amended and operates in a manner intended to enable it to continue to qualify as a REIT. As a REIT, the Company generally will not be subject to corporate federal income tax on income that it currently distributes to its shareholders, provided that the Company satisfies certain organizational and operational requirements of the Code, including the requirement to distribute at least 90% of its REIT taxable income to its shareholders.

EQUITY AND DEBT FINANCING

EQUITY FINANCING

Series A Preferred Offering

On January 15, 2004, the Company completed an offering (the "January 2004 Series A Preferred Offering") of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares (the "Series A Preferred Shares") at a $21.98 per share price and with a liquidation preference of $25.00 per share for aggregate total offering proceeds of approximately $74.7 million. The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders, into common shares of the Company at a conversion price of $40.86 per common share (equivalent to a conversion rate of 0.6119 common shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares have no stated maturity and are not subject to sinking fund or mandatory redemption. At any time, the Series A Preferred Shares may be redeemed, at the Company's option, by paying $25.00 per share plus any accumulated accrued and unpaid distributions. Dividends on the additional Series A Preferred Shares are cumulative from November 16, 2003, and are payable quarterly in arrears on the fifteenth of February, May, August and November, commencing February 16, 2004. The annual fixed dividend on the Series A Preferred Shares is $1.6875 per share.

Net proceeds to the Company from the January 2004 Series A Preferred Offering after underwriting discounts and other offering costs of approximately $3.7 million were approximately $71.0 million. The Company used the net proceeds to pay down the Company's credit facility.

Shelf Registration Statement

On October 29, 1997, the Company filed a shelf registration statement (the "Shelf Registration Statement") with the SEC relating to the future offering of up to an aggregate of $1.5 billion of common shares, preferred shares and warrants exercisable for common shares. Management believes the Shelf Registration Statement will provide the Company with more efficient and immediate access to capital markets when considered appropriate. As of March 5, 2004, approximately $510.0 million was available under the Shelf Registration Statement for the issuance of securities.

DEBT FINANCING ARRANGEMENTS

The significant terms of the Company's primary debt financing arrangements existing as of December 31, 2003, are shown below:

DESCRIPTION [1]	MAXIMUM BORROWINGS	BALANCE OUTSTANDING AT DECEMBER 31, 2003	INTEREST RATE AT DECEMBER 31, 2003	MATURITY DATE
(dollars in thousands)				
Secured Fixed Rate Debt:				
AEGON Partnership Note	$ 260,101	$ 260,101	7.53%	July 2009
LaSalle Note I[2]	235,037	235,037	7.83	August 2027
JP Morgan Mortgage Note[3]	191,311	191,311	8.31	October 2016
LaSalle Note II[4]	159,560	159,560	7.79	March 2028
Cigna Note	70,000	70,000	5.22	June 2010
Bank of America Note[5]	38,000	38,000	5.53	May 2013
Metropolitan Life Note V	37,506	37,506	8.49	December 2005
Northwestern Life Note	26,000	26,000	4.94	November 2008
Northwestern Life II[6]	10,713	10,713	7.40	July 2007
Woodmen of the World Note	8,500	8,500	8.20	April 2009
Normura Funding VI Note[7]	7,853	7,853	10.07	July 2020
Construction, Acquisition and other obligations for various CRDI and MVDC projects	10,827	10,827	2.90 to 10.50	July 2004 to May 2008
Subtotal/Weighted Average	$1,055,408	$1,055,408	7.52%	
Unsecured Fixed Rate Debt:				
The 2009 Notes[8]	$ 375,000	$ 375,000	9.25%	April 2009
The 2007 Notes[8]	250,000	250,000	7.50	September 2007
Subtotal/Weighted Average	$ 625,000	$ 625,000	8.55%	
Secured Variable Rate Debt:				
Fleet Fund I and II Term Loan[9]	$ 264,214	$ 264,214	4.63%	May 2005
Deutsche Bank – CMBS Loan[10]	220,000	220,000	5.84	May 2004
Fleet Term Loan[9,11]	75,000	75,000	5.62	February 2004
National Bank of Arizona	51,825	40,588	4.00 to 5.00	Nov 2004 to Dec 2005
FHI Finance Loan	10,000	2,959	5.67	September 2009
Construction, Acquisition and other obligations for various CRDI and MVDC projects	82,942	36,530	4.00 to 5.00	Feb 2004 to Sep 2008
Subtotal/Weighted Average	$ 703,981	$ 639,291	5.04%	
Unsecured Variable Rate Debt:				
Credit Facility[12]	$ 379,504	$ 239,000[13]	3.35%	May 2005
Subtotal/Weighted Average	$ 379,504	$ 239,000	3.35%	
Total/Weighted Average	$2,763,893	$2,558,699	6.78%[14]	
Average remaining term				6.8 years

1 For more information regarding the terms of the Company's debt financing arrangements including the amounts payable at maturity, properties securing the Company's secured debt and the method of calculation of the interest rate for the Company's variable rate debt, see Note 11, "Notes Payable and Borrowings under Credit Facility," included in Item 8, "Financial Statements and Supplementary Data."

2 In August 2007, the interest rate will increase, and the Company is required to remit, in addition to the monthly debt service payment, excess property cash flow, as defined, to be applied first against principal and thereafter against accrued excess interest, as defined. It is the Company's intention to repay the note in full at such time (August 2007) by making a final payment of approximately $221.7 million.

3 In October 2006, the interest rate will adjust based on current interest rates at that time. It is the Company's intention to repay the note in full at such time (October 2006) by making a final payment of approximately $177.8 million.

4 In January 2004, the Company purchased $170.0 million of U.S. Treasury and government sponsored agency securities and placed them into a collateral account for the sole purpose of funding payments of principal and interest on this loan. The securities have interest and maturities that coincide with the scheduled debt service payments of the loan and ultimate payment of principal in March 2006. See further information provided in this "Debt Financing Arrangements" section of Item 7.

5 The Company assumed this note in connection with the acquisition of The Colonnade. See "Recent Developments" in this Item 7 for additional information regarding the acquisition of The Colonnade.

6 The Company assumed this loan in connection with the Hughes Center acquisitions. The outstanding principal balance of this loan at maturity will be approximately $8.7 million. The balance at December 31, 2003 includes approximately $1.1 million of premium which will be amortized over the term of the loan. The effective interest rate, including the premium, is 3.8%. See "Recent Developments" in this Item 7 for additional information regarding the Hughes Center acquisitions.

7 In July 2010, the interest rate will adjust based on current interest rates at that time. It is the Company's intention to repay the note in full at such time (July 2010) by making a final payment of approximately $6.1 million.

8 To incur any additional debt, the indenture requires the Company to meet thresholds for a number of customary financial and other covenants, including maximum leverage ratios, minimum debt service coverage ratios, maximum secured debt as a percentage of total undepreciated assets, and ongoing maintenance of unencumbered assets. Additionally, as long as the 2009 Notes are not rated investment grade, there are restrictions on the Company's ability to make certain payments including distributions to shareholders and investments.

9 The Fleet Fund I and II Term Loan requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including leverage ratios, debt service coverage ratios, limitations on additional secured and total indebtedness, limitation on distributions, and a minimum net worth requirement, and with respect solely to Funding I and Funding II Properties, adjusted net operating income to actual debt service and adjusted net operating income to pro forma debt service. The Fleet Term Loan contains similar covenants.

10 This loan has two one-year extension options.

11 In February 2004, the Company exercised its option to extend this loan until February 2007.

12 The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including leverage ratios, debt service coverage ratios, limitations on additional secured and total indebtedness, limitations on distributions, and a minimum net worth requirement, and with respect solely to Funding VIII, adjusted net operating income to actual debt service, adjusted net operating income to pro forma debt service, office assets as a percentage of total assets, and minimum leasing requirements. In addition, availability under the Credit Facility is limited by total indebtedness to total asset value.

13 The outstanding balance excludes letters of credit issued under the credit facility of $7.9 million.

14 The overall weighted average interest rate does not include the effect of the Company's cash flow hedge agreements. Including the effect of these agreements, the overall weighted average interest rate would have been 6.84%.

The Company is generally obligated by its debt agreements to comply with financial covenants, affirmative covenants and negative covenants, or some combination of these types of covenants. The significant financial covenants relating to the Company's debt are summarized in the notes to the preceding table. The affirmative covenants to which the Company is subject under its debt agreements include, among others, provisions requiring the Company to comply with all laws relating to operation of any Properties securing the debt, maintain those Properties in good repair and working order, maintain adequate insurance and provide timely financial information. The negative covenants under the Company's debt agreements generally restrict the Company's ability to transfer or pledge assets or incur additional debt at a subsidiary level, limit the Company's ability to engage in transactions with affiliates and place conditions on the Company's or a subsidiary's ability to make distributions.

Failure to comply with covenants generally will result in an event of default under that debt instrument. Any uncured or unwaived events of default under the Company's loans can trigger an increase in interest rates, an acceleration of payment on the loan in default, and for the Company's secured debt, foreclosure on the Property securing the debt, and could cause the credit facility to become unavailable to the Company. In addition, an event of default by the Company or any of its subsidiaries with respect to any indebtedness in excess of $5.0 million generally will result in an event of default under the Credit Facility, 2007 bonds, 2009 bonds, the Fleet Fund I and II Term Loan and the Fleet Term Loan after the notice and cure periods for the other indebtedness have passed. As a result, any uncured or unwaived event of default could have an adverse effect on the Company's business, financial condition, or liquidity.

The Company's debt facilities generally prohibit loan prepayment for an initial period, allow prepayment with a penalty during a following specified period and allow prepayment without penalty after the expiration of that period. During the year ended December 31, 2003, there were no circumstances that required prepayment penalties or increased collateral related to the Company's existing debt.

Debt Modifications

In April 2003, the Company obtained modifications to certain definitions relating to financial and other covenants in the Credit Facility and $275.0 million Fleet Fund I and II Term Loan. The modifications did not alter the Company's borrowing capacity, scheduled principal payments, interest rates, or maturity dates.

In October 2003, the Company received approval from the lending group for the Credit Facility and $275.0 million Fleet Funding I and II Term Loan for less restrictive key financial and other covenants in each facility. The Company requested these modifications due to the slowdown in the general business environment and its impact on the Company's core business cash flow. In exchange for approving the modifications, the Company agreed to an increase in the interest rate spread over LIBOR by 25 basis points (approximately $1.6 million annual interest expense based on maximum borrowings) for both the Credit Facility and the Term Loan.

As of December 31, 2003, no event of default had occurred, and the Company was in compliance with all of its financial covenants related to its outstanding debt.

Additional Debt Financing

In January 2004, the Company entered into an agreement with Bank of America Securities LLC ("Bank of America") and Deutsche Bank for an additional $275.0 million secured loan. The loan has an initial two-year term maturing in January 2006, with a one-year extension option and bears interest at an initial annual rate of LIBOR plus 275 basis points. The rate decreased to LIBOR plus 225 basis points upon closing of syndication of the loan in February 2004. The loan is secured by 10 of the 12 properties that were in Funding II at December 31, 2003. The loan is subject to the same covenant requirements as the credit facility. The net proceeds were used to reduce the outstanding principal balance of the $275.0 million Fleet Fund I and II Term Loan by approximately $104.2 million. The remaining proceeds were used to purchase U.S. Treasury and government sponsored agency securities in an amount sufficient to defease the remaining portion of the LaSalle Note II.

Defeasance of LaSalle Note II

In December 2003, the Company purchased $9.6 million of U.S. Treasury and government sponsored agency securities and placed those securities into a collateral account for the sole purpose of funding payments of principal and interest payments on approximately $8.7 million of the LaSalle Note II, in order to release the lien on the Las Colinas retail property, which was held in Funding II and sold on December 15, 2003. The initial weighted average yield on the securities was 2.10%. In January 2004, the Company purchased an additional $170.0 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 1.76% and placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of the LaSalle Note II, in order to release the lien on the remaining properties securing the loan. The cash from these marketable securities have interest and maturities that coincide with the scheduled debt service payments of the senior notes and ultimate payment of principal.

Unconsolidated Debt Arrangements

As of December 31, 2003, the total debt of the unconsolidated joint ventures and investments in which the Company had ownership interests was $1.1 billion, of which the Company's share was $394.4 million. The Company had guaranteed $7.7 million of this debt as of December 31, 2003. Additional information relating to the Company's unconsolidated debt financing arrangements is contained in "Unconsolidated Investments – Unconsolidated Debt Analysis," in this Item 7.

Consolidated and Unconsolidated Debt Arrangements

The following tables show summary information about the Company's debt, including its pro rata share of unconsolidated debt, as of December 31, 2003.

(in thousands)	TOTAL COMPANY DEBT	SHARE OF UNCONSOLIDATED DEBT	TOTAL [1]
Fixed Rate Debt	$1,680,408	$326,608	$2,007,016
Variable Rate Debt	878,291	67,774	946,065
Total Debt	$2,558,699	$394,382	$2,953,081

1 Balance excludes hedges. The percentages for fixed rate debt and variable rate debt, including the $542.5 million of hedged variable rate debt, are 86% and 14%, respectively.

Listed below are the aggregate required principal payments by year as of December 31, 2003, excluding extension options. Scheduled principal installments and amounts due at maturity are included. The table assumes no prepayment of principal will occur.

(in thousands)	SECURED DEBT	UNSECURED DEBT	UNSECURED DEBT LINE OF CREDIT	TOTAL COMPANY DEBT	SHARE OF UNCONSOLIDATED DEBT	TOTAL
2004	$ 350,385	$ –	$ –	$ 350,385	$ 75,830	$ 426,215
2005	359,922	–	239,000	598,922	9,916	608,838
2006	20,985	–	–	20,985	23,816	44,801
2007	35,895	250,000	–	285,895	46,715	332,610
2008	48,356	–	–	48,356	43,007	91,363
Thereafter	879,156	375,000	–	1,254,156	195,098	1,449,254
	$ 1,694,699	$625,000	$239,000	$2,558,699	$ 394,382	$2,953,081

The Company's policy with regard to the incurrence and maintenance of debt is based on a review and analysis of the following:

- » short term and long term capital needs;
- » investment opportunities for which capital is required and the cost of debt in relation to such investment opportunities;
- » the type of debt available (secured or unsecured; variable or fixed);
- » the effect of additional debt on existing covenants;
- » the maturity of the proposed debt in relation to maturities of existing debt; and
- » exposure to variable rate debt and alternatives such as interest-rate swaps and cash flow hedges to reduce this exposure.

Derivative Instruments and Hedging Activities

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. Derivative financial instruments are used to convert a portion of the Company's variable rate debt to fixed rate debt and to manage its fixed to variable rate debt ratio. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the payment of fixed rate amounts in exchange for variable rate payments over the life of the agreements without exchange of the underlying principal amount. During 2003, such derivatives were used to hedge the variable cash flows associated with existing variable rate debt.

As of December 31, 2003, the Company had entered into four cash flow hedge agreements, which are accounted for in conformity with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

The following table shows information regarding the Company's cash flow hedge agreements for the year ended December 31, 2003, and additional interest expense and unrealized gains (losses) recorded in Accumulated Other Comprehensive Income ("OCI") for the year ended December 31, 2003.

ISSUE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL INTEREST EXPENSE	UNREALIZED GAINS (LOSSES) IN OCI
(in thousands)						
9/1/99	$200,000	9/2/03	6.183%	$ –	$ 6,562	$ 6,506
5/15/01	200,000	2/3/03	7.110%	–	1,048	1,057
4/18/00	100,000	4/18/04	6.760%	(1,695)	5,619	5,185
9/02/03	200,000	9/1/06	3.723%	(6,597)	1,741	(1,899)
2/15/03	100,000	2/15/06	3.253%	(2,340)	1,827	85
2/15/03	100,000	2/15/06	3.255%	(2,345)	1,830	87
				$(12,977)	$18,627	$11,021

The Company has designated its four cash flow hedge agreements as cash flow hedges of LIBOR-based monthly interest payments on a designated pool of variable rate LIBOR indexed debt that re-prices closest to the reset dates of each cash flow hedge agreement. The cash flow hedges have been and are expected to remain highly effective. Changes in the fair value of these highly effective hedging instruments are recorded in Accumulated Other Comprehensive Income. The effective portion that has been deferred in Accumulated Other Comprehensive Income will be reclassified to earnings as interest expense when the hedged items impact earnings. If a cash flow hedge falls outside 80%-125% effectiveness for a quarter, all changes in the fair value of the cash flow hedge for the quarter will be recognized in earnings during the current period. If it is determined based on prospective testing that it is no longer likely a hedge will be highly effective on a prospective basis, the hedge will no longer be designated as a cash flow hedge in conformity with SFAS No. 133, as amended. The Company had no ineffectiveness related to its cash flow hedges, resulting in no earnings impact for the year ended December 31, 2003.

Over the next 12 months, an estimated $10.1 million will be reclassified from Accumulated Other Comprehensive Income to interest expense and charged against earnings related to the effective portions of the cash flow hedge agreements.

CRDI, a consolidated subsidiary of the Company, also uses derivative financial instruments to convert a portion of its variable rate debt to fixed rate debt.

The following table shows information regarding CRDI's cash flow hedge agreements and additional capitalized interest thereon as of and for the year ended December 31, 2003. Unlike the additional interest on the Company's cash flow hedges which was expensed, the additional interest on CRDI's cash flow hedges was capitalized, as it is related to debt incurred for projects that are currently under development. Also presented are the unrealized gains in Accumulated Other Comprehensive Income for the year ended December 31, 2003.

ISSUE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL CAPITALIZED INTEREST	UNREALIZED GAINS IN OCI
(in thousands)						
9/4/01	$4,650	9/4/03	4.12%	$–	$ 91	$101
9/4/01	3,700	9/4/03	4.12%	–	72	79
				$–	$163	$180

CRDI's hedges were perfectly effective and no earnings impact was experienced in the year ended December 31, 2003.

Interest Rate Caps

In June 2003, CRDI entered into an interest rate cap agreement with Bank of America with an initial notional amount of $0.8 million, increasing monthly to up to $28.3 million in September 2004, based on the amount of the related loan. The agreement limits the interest rate on the notional amount to a maximum prime rate, as defined in the agreement, of 4.1%.

RECENT DEVELOPMENTS

Disposition of The Woodlands

On December 31, 2003, the Company sold all of its interests in The Woodlands, Texas, to a subsidiary of the Rouse Company. The interests sold by the Company consist of:

» a 52.5% economic interest, including a 10% earned promotional interest, in WLDC, the partnership through which the Company owned its interest in The Woodlands residential development property, and a promissory note due in 2007 in the original principal amount of $10.6 million from WLDC;

» a 75% interest in WOE, the partnership through which the Company owned its interests in four Office Properties located in The Woodlands;

» a 52.5% economic interest, including a 10% earned promotional interest, in Woodlands CPC; and

» a 52.5% economic interest, including a 10% earned promotional interest, in The Woodlands Operating Company, L.P.

Total consideration to the Company for the sale of its interests in The Woodlands was $387.0 million, approximately $202.8 million in cash and approximately $184.2 million in assumption of debt by the purchaser. The Company received approximately $18.0 million of the $202.8 million cash component prior to closing in the form of partnership distributions net of working capital adjustments. The debt represents 52.5% of the debt of the unconsolidated partnerships through which the Company owned its interests in The Woodlands. The sale resulted in a net gain of approximately $83.9 million, $49.2 million net of tax, to the Company. The Company allocated $15.0 million of the total consideration, which generated a $2.3 million net loss, to the sale of its four remaining Office Properties in The Woodlands. These Office Properties were consolidated by the Company and included in its Office Segment.

The Company used approximately $119.2 million of the proceeds from the sale of its interests in The Woodlands to fund a portion of the acquisition from the Rouse Company of its interests in Hughes Center in Las Vegas, Nevada, in the transaction described below. The remaining net proceeds from the sale of The Woodlands were used to reduce amounts outstanding under the Company's credit facility.

Acquisition of Hughes Center

In November 2003, the Company entered into a contract to purchase from the Rouse Company its investment in the Hughes Center office portfolio in Las Vegas, Nevada. Hughes Center contains seven Class A Office Properties and nine retail parcels. The total purchase price for the seven Office Properties and the nine retail parcels was approximately $214.2 million, $119.2 million in cash and the remaining $95.0 million in assumed debt.

On December 31, 2003, the Company acquired two of the Class A Office Properties and two retail parcels located within Hughes Center for approximately $38.9 million, funded by the Company's assumption of a $9.6 million mortgage loan from The Northwestern Mutual Life Insurance Company and by a portion of the proceeds from the sale of the Company's interests in The Woodlands. These Office Properties are wholly-owned and included in the Office Segment.

Subsequent to December 31, 2003, the Company acquired an additional five Class A Office Properties and seven retail parcels located within Hughes Center. One of these Office Properties is owned through a joint venture in which the Company owns a 67% interest. The remaining four Office Properties are wholly-owned by the Company. The Company acquired these five Office Properties and seven retail parcels for approximately $175.3 million, funded by the Company's assumption of approximately $85.4 million in mortgage loans and by a portion of the proceeds from the sale of the Company's interests in The Woodlands.

On March 1, 2004, in accordance with the agreement to acquire the Hughes Center Properties, the Company completed the purchase of two tracts of undeveloped land in Hughes Center, suitable for up to 400,000 square feet of office space, for approximately $10.0 million. The purchase was funded by approximately $7.5 million in loans from the Rouse Company and a draw on the Company's credit facility.

Other Acquisitions

On August 26, 2003, the Company acquired The Colonnade, an 11-story, 216,000 square foot Class A office tower, located in the Coral Gables submarket in Miami, Florida. The Company acquired the Office Property for approximately $51.4 million, funded by the Company's assumption of a $38.0 million loan from Bank of America and a draw on the Company's credit facility. This Office Property is wholly-owned and included in the Company's Office Segment.

On August 14, 2003, CRDI, a consolidated subsidiary of the Company, completed the purchase of a tract of undeveloped land in Eagle County, Colorado, for approximately $15.5 million, funded by a draw on the Company's credit facility. This undeveloped land is wholly-owned and included in the Residential Development Segment.

Other Dispositions

On November 21, 2003, Manalapan Hotel Partners, L.L.C., owned 50% by the Company and 50% by WB Palm Beach Investors, L.L.C., sold the Ritz Carlton Palm Beach Resort/Hotel Property in Palm Beach, Florida. The sale generated net proceeds of approximately $34.7 million, of which the Company's portion was approximately $18.0 million, and resulted in a net gain of approximately $6.7 million, of which the Company's portion was approximately $3.9 million. The proceeds from the sale were used primarily to pay down the Company's credit facility. This Property was an unconsolidated investment and included in the Resort/Hotel Segment.

On December 15, 2003, the Company completed the sale of the Las Colinas Plaza retail property in Dallas, Texas. The sale generated net proceeds of approximately $20.6 million and a net gain of approximately $14.5 million. The proceeds from the sale were used primarily to pay down the Company's credit facility. This Property was wholly-owned and included in the Company's Office Segment.

During the year ended December 31, 2003, the Company sold four parcels of undeveloped land. The following table presents the dispositions of undeveloped land for the year ended December 31, 2003, including the location of the land, acreage, net proceeds received and net gain on sale.

DATE	LOCATION	ACREAGE	NET PROCEEDS	NET GAIN
(dollars in millions)				
April 24, 2003	Dallas, Texas	0.5	$ 0.3	$ 0.3
May 15, 2003	Coppell, Texas	24.8	3.0	1.1
June 27, 2003	Houston, Texas	3.5	2.1[1]	8.9
September 30, 2003	Houston, Texas	3.1	5.3	2.4
		31.9	$10.7	$12.7

1 The sale included a note receivable in the amount of $11.8 million, with annual installments of principal and interest payments beginning June 27, 2004, through maturity on June 27, 2010. The principal payment amounts are calculated based upon a 20-year amortization and the interest rate is 4% for the first two years and thereafter the prime rate, as defined in the note, through maturity.

Joint Ventures

On October 8, 2003, the Company entered into a joint venture, Crescent One BriarLake L.P., with affiliates of J.P. Morgan Fleming Asset Management, Inc. The joint venture purchased BriarLake Plaza, located in the Westchase submarket of Houston, Texas, for approximately $74.4 million. The Property is a 20-story, 502,000 square foot Class A office building. The affiliates of J.P. Morgan Fleming Asset Management, Inc. own a 70% interest, and the Company owns a 30% interest, in the joint venture. The initial cash equity contribution to the joint venture was $24.4 million, of which the Company's portion was $7.3 million. The Company's equity contribution and an additional working capital contribution of $0.5 million were funded primarily through a draw under the Company's credit facility. The remainder of the purchase price of the Property was funded by a secured loan to the joint venture in the amount of $50.0 million. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company manages and leases the Office Property on a fee basis. This Office Property is an unconsolidated investment and included in the Company's Office Segment.

Behavioral Healthcare Properties

As of December 31, 2000, the Company owned 28 behavioral healthcare properties in 24 states. The former tenant of the behavioral healthcare properties declared bankruptcy and ceased operations in 2000.

This table presents the dispositions of behavioral healthcare properties by year including the number of properties sold, net proceeds received, gains on sales and impairments recognized. Depreciation has not been recognized since the dates the behavioral healthcare properties were classified as held for sale.

YEAR	NUMBER OF PROPERTIES SOLD	NET PROCEEDS	GAIN	IMPAIRMENTS [2]
(dollars in millions)				
2003	6	$ 11.2[1]	$ –	$4.8
2002	3	4.6	–	3.2
2001	18	34.7	1.6	8.5
2000	60	233.7	58.6	9.3

1 The sale of one property on February 27, 2003, also generated a note receivable in the amount of $0.7 million, with interest only payments beginning March 2003, through maturity in February 2005. The interest rate is the prime rate, as defined in the note, plus 1.0%.

2 The impairment charges represent the difference between the carrying values and the estimated sales prices less the costs of the sales for all properties held for sale during the respective year.

As of December 31, 2003, the Company owned one behavioral healthcare property. After recognition of a $0.9 million impairment relating to this property in 2003, the carrying value of the remaining behavioral healthcare property at December 31, 2003 was approximately $2.3 million. The Company has entered into a contract to sell the property and is anticipating the sale will close in the second quarter of 2004.

Share Repurchase Program

The Company commenced its Share Repurchase Program in March 2000. On October 15, 2001, the Company's Board of Trust Managers increased from $500.0 million to $800.0 million the amount of outstanding common shares that can be repurchased from time to time in the open market or through privately negotiated transactions (the "Share Repurchase Program"). There were no share repurchases for the year ended December 31, 2003. As of December 31, 2003, the Company had repurchased 20,256,423 common shares under the Share Repurchase Program, at an aggregate cost of approximately $386.9 million, resulting in an average repurchase price of $19.10 per common share. All repurchased shares were recorded as treasury shares.

Impairments

The significant impairment charges recognized by the Company for the year ended December 31, 2003 are described below. The Company's policy for impairment recognition is discussed in "Significant Accounting Policies – Critical Accounting Policies" in this Item 7.

Office Properties

For the year ended December 31, 2003, the Company recognized impairment charges of $20.4 million, net of minority interests, on three Office Properties classified as held for sale. The impairment charges are included in "Impairment charges related to real estate assets from discontinued operations, net of minority interests" in the Company's Consolidated Statements of Operations. The impairment charges, net of minority interest, by Office Property are: $13.9 million for 1800 West Loop South in Houston, Texas; $3.6 million for Liberty Plaza in Dallas, Texas; and $2.9 million for 12404 Park Central in Dallas, Texas. The impairment charge represents the difference between the carrying value of the property and the estimated sales price less costs to sell.

Behavioral Healthcare Properties

Information regarding impairment charges on the behavioral healthcare properties is contained in "Recent Developments – Behavioral Healthcare Properties" in this Item 7.

HBCLP, Inc.

On December 31, 2003, the Company executed an agreement with HBCLP, Inc., an unconsolidated investment of the Company that primarily held real estate investments and marketable securities, pursuant to which the Company surrendered 100% of its investment in HBCLP, Inc. and released HBCLP, Inc. from its note obligation to the Company in exchange for cash of $3.0 million and other assets valued at approximately $8.7 million, resulting in an impairment charge of approximately $6.5 million reflected in "Impairment charges related to real estate assets" in the Company's Consolidated Statements of Operations.

Other

On June 28, 2002, the Company purchased the home of an executive officer to facilitate the hiring and relocation of this executive officer. The purchase price for the home was approximately $2.6 million. The Company is actively marketing this asset for sale and recognized an impairment charge of approximately $0.6 million, net of taxes, during the year ended December 31, 2003, based on market conditions.

UNCONSOLIDATED INVESTMENTS

Investments in Unconsolidated Companies

The Company has investments of 20% to 50% in eight unconsolidated joint ventures that own eight Office Properties. In addition, the Company, through ownership interests of 50% or less, or ownership of non-voting interests only, has other unconsolidated investments. These investments are accounted for using the equity method of accounting.

The following is a summary of the Company's ownership in significant unconsolidated joint ventures and investments as of December 31, 2003.

ENTITY	CLASSIFICATION	COMPANY'S OWNERSHIP AS OF DECEMBER 31, 2003
Main Street Partners, L.P.	Office (Bank One Center – Dallas)	50.0%[1]
Crescent Miami Center, LLC	Office (Miami Center – Miami)	40.0%[2]
Crescent 5 Houston Center, L.P.	Office (5 Houston Center – Houston)	25.0%[3]
Austin PT BK One Tower Office Limited Partnership	Office (Bank One Tower – Austin)	20.0%[4]
Houston PT Four Westlake Park Office Limited Partnership	Office (Four Westlake Park–Houston)	20.0%[4]
Houston PT Three Westlake Park Office Limited Partnership	Office (Three Westlake Park – Houston)	20.0%[4]
Crescent Five Post Oak Park, L.P.	Office (Five Post Oak – Houston)	30.0%[5]
Crescent One BriarLake Plaza, L.P.	Office (BriarLake Plaza – Houston)	30.0%[6]
The Woodlands Commercial Properties Company, L.P.	Office	–[7,8]
The Woodlands Land Development Company, L.P.	Residential Development	–[7,8]
Blue River Land Company, L.L.C.	Residential Development	50.0%[9]
EW Deer Valley, L.L.C.	Residential Development	41.7%[10]
Manalapan Hotel Partners, L.L.C.	Resort/Hotel (Ritz Carlton Palm Beach)	–[11]
Vornado Crescent Portland Partnership	Temperature-Controlled Logistics	40.0%[12]
Vornado Crescent Carthage and KC Quarry, L.L.C.	Temperature-Controlled Logistics	56.0%[13]
CR License, L.L.C.	Other	30.0%[14]
The Woodlands Operating Company, L.P.	Other	–[7,8]
Canyon Ranch Las Vegas, L.L.C.	Other	65.0%[15]
SunTX Fulcrum Fund, L.P. ("SunTx")	Other	29.7%[16]
G2 Opportunity Fund, L.P. ("G2")	Other	12.5%[17]

1 The remaining 50% interest in Main Street Partners, L.P. is owned by Trizec Properties, Inc.

2 The remaining 60% interest in Crescent Miami Center, LLC is owned by an affiliate of a fund managed by JP Morgan Fleming Asset Management, Inc.

3 The remaining 75% interest in Crescent 5 Houston Center, L.P. is owned by a pension fund advised by JP Morgan Fleming Asset Management, Inc.

4 The remaining 80% interest in each of Austin PT BK One Tower Office Limited Partnership, Houston PT Three Westlake Park Office Limited Partnership and Houston PT Four Westlake Park Office Limited Partnership is owned by an affiliate of GE.

5 The remaining 70% interest in Crescent Five Post Oak Park, L.P. is owned by an affiliate of GE.

6 The remaining 70% interest in Crescent One BriarLake Plaza, L.P. is owned by affiliates of JP Morgan Fleming Asset Management, Inc.

7 The Company sold its 52.5% economic interest, including a 10% earned promotional interest, in each of the Woodlands CPC, WLDC and The Woodlands Operating Company, L.P. on December 31, 2003.

8 Distributions were made to partners based on specified payout percentages. During the year ended December 31, 2003, the payout percentage to the Company was 52.5%.

9 The remaining 50% interest in Blue River Land Company, L.L.C. is owned by parties unrelated to the Company.

10 The remaining 58.3% interest in EW Deer Valley, L.L.C. is owned by parties unrelated to the Company. EW Deer Valley, L.L.C. was formed to acquire, hold and dispose of its 3.3% ownership interest in Empire Mountain Village, L.L.C.

11 The Company sold its 50% interest in Manalapan on November 21, 2003.

12 The remaining 60% interest in Vornado Crescent Portland Partnership is owned by Vornado Realty Trust, L.P.

13 The remaining 44% in Vornado Crescent Carthage and KC Quarry, L.L.C. is owned by Vornado Realty Trust, L.P.

14 The remaining 70% interest in CR License, L.L.C. is owned by an affiliate of the management company of two of the Company's Resort/Hotel Properties.

15 The remaining 35% interest in Canyon Ranch Las Vegas, L.L.C. is owned by an affiliate of the management company of two of the Company's Resort/Hotel Properties.

16 SunTx's objective is to invest in a portfolio of acquisitions that offer the potential for substantial capital appreciation. The remaining 70.3% of SunTx is owned by a group of individuals unrelated to the Company. The Company's investment at December 31, 2003, was $10.6 million.

17 G2 was formed for the purpose of investing in commercial mortgage backed securities and other commercial real estate investments. The remaining 87.5% interest in G2 is owned by Goff-Moore Strategic Partners, L.P. ("GMSPLP") and by parties unrelated to the Company. G2 is managed and controlled by an entity that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation ("GMACCM"). See Note 21, "Related Party Transactions," for information regarding the ownership interests of trust managers and officers of the Company in GMSPLP.

Unconsolidated Debt Analysis

The following table shows, as of December 31, 2003, information about the Company's share of unconsolidated fixed and variable rate debt and does not take into account any extension options, hedge arrangements or the entities' anticipated pay-off dates.

DESCRIPTION	BALANCE OUTSTANDING AT DECEMBER 31, 2003	COMPANY SHARE OF BALANCE AT DECEMBER 31, 2003	INTEREST RATE AT DECEMBER 31, 2003	MATURITY DATE	FIXED/VARIABLE SECURED/ UNSECURED
(in thousands)					
TEMPERATURE-CONTROLLED LOGISTICS SEGMENT:					
Vornado Crescent–Portland Partnership – 40% Company					
Goldman Sachs[1]	$ 496,123	$ 198,449	6.89%	5/11/2023	Fixed/Secured
Various Capital Leases	36,270	14,509	4.84 to 13.63%	6/1/2006 to 4/1/2017	Fixed/Secured
Various Mortgage Notes	16,383	6,553	7.00 to 12.88%	4/1/2004 to 4/1/2009	Fixed/Secured
	$ 548,776	$ 219,511			
OFFICE SEGMENT:					
Main Street Partners, L.P. – 50% Company[2,3,4]	130,559	65,279	5.52%	12/1/2004	Variable/Secured
Crescent 5 Houston Center, L.P. – 25% Company	90,000	22,500	5.00%	10/1/2008	Fixed/Secured
Crescent Miami Center, LLC – 40% Company	81,000	32,400	5.04%	9/25/2007	Fixed/Secured
Crescent One BriarLake Plaza, L.P. – 30% Company	50,000	15,000	5.40%	11/1/2010	Fixed/Secured
Houston PT Four Westlake Office Limited Partnership – 20% Company	48,087	9,617	7.13%	8/1/2006	Fixed/Secured
Crescent Five Post Oak Park, L.P. – 30% Company	45,000	13,500	4.82%	1/1/2008	Fixed/Secured
Austin PT BK One Tower Office Limited Partnership – 20% Company	37,401	7,480	7.13%	8/1/2006	Fixed/Secured
Houston PT Three Westlake Office Limited Partnership – 20% Company	33,000	6,600	5.61%	9/1/2007	Fixed/Secured
	$ 515,047	$ 172,376			
RESIDENTIAL SEGMENT:					
Blue River Land Company, L.L.C. – 50% Company[5]	$ 4,989	2,495	4.12%	6/30/2004	Variable/Secured
	$ 4,989	$ 2,495			
Total Unconsolidated Debt	$ 1,068,812	$ 394,382			
Fixed Rate/Weighted Average			6.66%	13.8 years	
Variable Rate/Weighted Average			5.47%	0.9 years	
Total Weighted Average			6.45%	11.6 years	

1 URS Real Estate, L.P. and Americold Real Estate, L.P., subsidiaries of the Temperature-Controlled Logistics Corporation, expect to repay this note on the Optional Prepayment Date of April 11, 2008. The overall weighted average maturity would be 4.21 years based on this date.

2 Senior Note – Note A: $82.2 million at variable interest rate, LIBOR + 189 basis points, $4.8 million at variable interest rate, LIBOR + 250 basis points with a LIBOR floor of 2.50%. Note B: $24.2 million at variable interest rate, LIBOR + 650 basis points with a LIBOR floor of 2.50%. Mezzanine Note – $19.3 million at variable interest rate, LIBOR + 890 basis points with a LIBOR floor of 3.0%. Interest-rate cap agreement maximum LIBOR of 4.52% on all notes. All notes amortized based on a 25-year schedule.

3 This loan has two one-year extension options.

4 The Company and its joint venture partner each obtained a separate Letter of Credit to guarantee the repayment of up to $4.3 million each of principal of the Main Street Partners, L.P. loan.

5 The variable rate loan has an interest rate of LIBOR + 300 basis points. East West Resort Development III, L.P. provides an unconditional guarantee of up to 70% of the maximum $9.0 million available under this facility with U.S. Bank National Association. There was approximately $5.0 million outstanding at December 31, 2003 and the guarantee was equal to $3.5 million.

The following table shows, as of December 31, 2003, information about the Company's share of unconsolidated fixed and variable rate debt and does not take into account any extension options, hedge arrangements or the entities' anticipated pay-off dates.

(in thousands)	BALANCE	PERCENTAGE OF DEBT	WEIGHTED AVERAGE RATE	WEIGHTED AVERAGE MATURITY
Fixed Rate Debt	$326,608	83%	6.66%	13.8 years
Variable Rate Debt	67,774	17%	5.47%	0.9 years
Total Debt	$394,382	100%	6.45%	11.6 years

Listed below is the Company's share of aggregate principal payments, by year, required as of December 31, 2003, related to the Company's unconsolidated debt. Scheduled principal installments and amounts due at maturity are included.

(in thousands)	SECURED DEBT [1]
2004	$ 75,830
2005	9,916
2006	23,816
2007	46,715
2008	43,007
Thereafter	195,098
	$394,382

1 These amounts do not represent the effect of extension options.

Temperature-Controlled Logistics Segment

As of December 31, 2003, the Company held a 40% interest in the Temperature-Controlled Logistics Partnership, which owns all of the common stock, representing substantially all of the economic interest of the Temperature-Controlled Logistics Corporation, which directly or indirectly owns the 87 Temperature-Controlled Logistics Properties, with an aggregate of approximately 440.7 million cubic feet (17.5 million square feet) of warehouse space.

The Temperature-Controlled Logistics Corporation leases the Temperature-Controlled Logistics Properties to AmeriCold Logistics, a limited liability company owned 60% by Vornado Operating L.P. and 40% by a subsidiary of COPI. The Company has no economic interest in AmeriCold Logistics. See Note 23, "COPI," in Item 8, "Financial Statements and Supplementary Data," for information on the proposed acquisition of COPI's 40% interest in AmeriCold Logistics by a new entity to be owned by the Company's shareholders.

AmeriCold Logistics, as sole lessee of the Temperature-Controlled Logistics Properties, leases the Temperature-Controlled Logistics Properties from the Temperature-Controlled Logistics Corporation under three triple-net master leases, as amended. On February 22, 2001, the Temperature-Controlled Logistics Corporation and AmeriCold Logistics agreed to restructure certain financial terms of the leases, including a reduction of the rental obligation for 2001 and 2002, the increase of the Temperature-Controlled Logistics Corporation's share of capital expenditures for the maintenance of the properties (effective January 1, 2000) and the extension of the date on which deferred rent is required to be paid to December 31, 2003. On March 2, 2004, the Temperature-Controlled Logistics Corporation and Americold Logistics amended the leases to further extend the deferred rent period to December 31, 2005 from December 31, 2004. The parties previously extended the deferred rent period to December 31, 2004 from December 31, 2003, on March 7, 2003.

Under terms of the leases, AmeriCold Logistics elected to defer $41.8 million of the total $155.5 million of rent payable for the year ended December 31, 2003. The Company's share of the deferred rent was $16.7 million. The Company recognizes rental income from the Temperature-Controlled Logistics Properties when earned and collected and has not recognized the $16.7 million of deferred rent in equity in net income of the Temperature-Controlled Logistics Properties for the year ended December 31, 2003. As of December 31, 2003, the Temperature-Controlled Logistics Corporation's deferred rent and valuation allowance from AmeriCold Logistics were $82.4 million and $74.3 million, respectively, of which the Company's portions were $33.0 million and $29.7 million, respectively.

The following table shows the total and the Company's portion of deferred rent and the valuation allowance for the years ended December 31, 2003, 2002, and 2001:

(in thousands)	DEFERRED RENT		VALUATION ALLOWANCE	
	TOTAL	COMPANY'S PORTION	TOTAL	COMPANY'S PORTION
Cumulative deferred rent and valuation allowance balance for the year ended December 31, 2001	$ 48,200	$ 19,300	$ 40,100	$ 16,000
Waived Rent as of December 31, 2001	(39,800)	(15,900)	(39,800)	(15,900)
Balance at December 31, 2001	$ 8,400	$ 3,400	$ 300	$ 100
2002 Deferred Rent	32,200	12,900	32,200	12,900
Balance at December 31, 2002	$ 40,600	$ 16,300	$ 32,500	$ 13,000
2003 Deferred Rent	41,800	16,700	41,800	16,700
Balance at December 31, 2003	$ 82,400	$ 33,000	$ 74,300	$ 29,700

On February 5, 2004, the Temperature-Controlled Logistics Corporation completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., secured by 21 of its owned and seven of its leased temperature-controlled logistics properties. The loan matures in April 2009, bears interest at LIBOR plus 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. The net proceeds to the Temperature-Controlled Logistics Corporation were approximately $225.0 million, after closing costs, escrow reserves and the repayment of approximately $12.9 million in existing mortgages. On February 6, 2004, the Temperature-Controlled Logistics Corporation distributed cash of approximately $90.0 million to the Company.

On February 23, 2004, Alec Covington, President and Chief Executive Officer of AmeriCold Logistics, resigned effective March 31, 2004, to take an opportunity in an unrelated industry. A search to identify a successor is currently underway. Anthony Cossentino, Chief Financial Officer, will oversee the AmeriCold business and Mike O'Connell, who has been with AmeriCold for over ten years, has been promoted to be in charge of all operations and, until a successor is in place, will report to Mr. Cossentino.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Policies

The Company's discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its assumptions and estimates on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities where that information is available from other sources. Certain estimates are particularly sensitive due to their significance to the financial statements. Actual results may differ significantly from management's estimates. The Company believes that the most significant accounting policies that involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates are the following:

» Impairments,
» Acquisition of operating properties,
» Relative sales method and percentage of completion (Residential Development entities),
» Gain recognition on sale of real estate assets, and
» Allowance for doubtful accounts.

Impairments. Real estate and leasehold improvements are classified as long-lived assets held for sale or long-lived assets to be held and used. In accordance with Statement No. 144, the Company records assets held for sale at the lower of carrying value or sales price less costs to sell. For assets classified as held and used, these assets are tested for recoverability when events or changes in circumstances indicate that the estimated carrying amount may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows from a Property is less than the carrying value of the Property. The Company's estimates of cash flows of the Properties requires the Company to make assumptions related to future rental rates, occupancies, operating expenses, the ability of the Company's tenants to perform pursuant to their lease obligations and proceeds to be generated from the eventual sale of the Company's Properties. Any changes in estimated future cash flows due to changes in the Company's plans or views of market and economic conditions could result in recognition of additional impairment losses.

If events or circumstances indicate that the fair value of an investment accounted for using the equity method has declined below its carrying value and the Company considers the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized. The evaluation of impairment for an investment would be based on a number of factors, including financial condition and operating results for the investment, inability to remain in compliance with provisions of any related debt agreements, and recognition of impairments by other investors. Impairment recognition would negatively impact the recorded value of our investment and reduce net income.

Acquisition of operating properties. The Company allocates the purchase price of acquired properties to tangible and identified intangible assets acquired based on their fair values in accordance with SFAS No. 141, "Business Combinations."

In making estimates of fair value for purposes of allocating purchase price, management utilizes sources, including, but not limited to, independent value consulting services, independent appraisals that may be obtained in connection with financing the respective property, and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

The aggregate value of the tangible assets acquired is measured based on the sum of (i) the value of the property and (ii) the present value of the amortized in-place tenant improvement allowances over the remaining term of each lease. Management's estimates of the value of the property are made using models similar to those used by independent appraisers. Factors considered by management in its analysis include an estimate of carrying costs such as real estate taxes, insurance, and other operating expenses and estimates of lost rentals during the expected lease-up period assuming current market conditions. The value of the property is then allocated among building, land, site improvements, and equipment. The value of tenant improvements is separately estimated due to the different depreciable lives.

The aggregate value of intangible assets acquired is measured based on the difference between (i) the purchase price and (ii) the value of the tangible assets acquired as defined above. This value is then allocated among above-market and below-market in-place lease values, costs to execute similar leases (including leasing commissions, legal expenses and other related expenses), in-place lease values and customer relationship values.

Above-market and below-market in-place lease values for acquired properties are calculated based on the present value (using a market interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the initial term plus the term of the below-market fixed rate renewal option, if any, for below-market leases. The Company performs this analysis on a lease by lease basis. The capitalized above-market lease values are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term plus the term of the below-market fixed rate renewal option, if any, of the respective leases.

Management estimates costs to execute leases similar to those acquired at the property at acquisition based on current market conditions. These costs are recorded based on the present value of the amortized in-place leasing costs on a lease by lease basis over the remaining term of each lease.

The in-place lease values and customer relationship values are based on management's evaluation of the specific characteristics of each customer's lease and the Company's overall relationship with that respective customer. Characteristics considered by management in allocating these values include the nature and extent of the Company's existing business relationships with the customer, growth prospects for developing new business with the customer, the customer's credit quality, and the expectation of lease renewals, among other factors. The in-place lease value and customer relationship value are both amortized to expense over the initial term of the respective leases and projected renewal periods, but in no event does the amortization period for the intangible assets exceed the remaining depreciable life of the building.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value and the customer relationship value and above-market and below-market in-place lease values would be charged to expense.

Relative sales method and percentage of completion. The Company uses the accrual method to recognize earnings from the sale of Residential Development Properties when a third-party buyer had made an adequate cash down payment and has attained the attributes of ownership. If a sale does not qualify for the accrual method of recognition, deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, when the Company receives an inadequate cash down payment and takes a promissory note for the balance of the sales price, revenue recognition is deferred until such time as sufficient cash is received to meet minimum down payment requirements. The cost of residential property sold is defined based on the type of product being purchased. The cost of sales for residential lots is generally determined as a specific percentage of the sales revenues recognized for each Residential Development project. The percentages are based on total estimated development costs and sales revenue for each Residential Development project. These estimates are revised annually and are based on the then-current development strategy and operating assumptions utilizing internally developed projections for product type, revenue and related development costs. The cost of sale for residential units (such as townhomes and condominiums) is determined using the relative sales value method. If the residential unit has been sold prior to the completion of infrastructure cost, and those uncompleted costs are not significant in relation to total costs, the full accrual method is utilized. Under this method, 100% of the revenue is recognized, and a commitment liability is established to reflect the allocated estimated future costs to complete the residential unit. If the Company's estimates of costs or the percentage of completion is incorrect, it could result in either an increase or decrease in cost of sales expense or revenue recognized and therefore, an increase or decrease in net income.

Gain recognition on sale of real estate assets. The Company performs evaluations of each real estate sale to determine if full gain recognition is appropriate in accordance with SFAS No. 66, "Accounting for Sales of Real Estate." The application of SFAS No. 66 can be complex and requires the Company to make assumptions including an assessment of whether the risks and rewards of ownership have been transferred, the extent of the purchaser's investment in the property being sold, whether the Company's receivables, if any, related to the sale are collectible and are subject to subordination, and the degree of the Company's continuing involvement with the real estate asset after the sale. If full gain recognition is not appropriate, the Company accounts for the sale under an appropriate deferral method.

Allowance for doubtful accounts. The Company's accounts receivable balance is reduced by an allowance for amounts that may become uncollectible in the future. The Company's receivable balance is composed primarily of rents and operating cost recoveries due from its tenants. The Company also maintains an allowance for deferred rent receivables which arise from the straight-lining of rents. The allowance for doubtful accounts is reviewed at least quarterly for adequacy by reviewing such factors as the credit quality of the Company's tenants, any delinquency in payment, historical trends and current economic conditions. If the assumptions regarding the collectibility of accounts receivable prove incorrect, the Company could experience write-offs in excess of its allowance for doubtful accounts, which would result in a decrease in net income.

Adoption of New Accounting Standards

SFAS No. 145. In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires the reporting of gains and losses from early extinguishment of debt be included in the determination of net income unless criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations," which allows for extraordinary item classification, are met. The provisions of this Statement related to the rescission of Statement No. 4 are to be applied in fiscal years beginning after May 15, 2002. The Company adopted this Statement for fiscal 2003 and had no impact beyond the reclassification of costs related to early extinguishments of debt, which were shown in the Company's 2001 Consolidated Statements of Operations as an extraordinary item.

SFAS No. 149. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003. The adoption of this Statement did not have a material impact on the Company's financial condition or its results of operations.

SFAS No. 150. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer should classify and measure certain financial instruments that have both liability and equity characteristics. Most provisions of this Statement were to be applied to financial instruments entered into or modified after May 31, 2003, and to existing instruments as of the beginning of the first interim financial reporting period after June 15, 2003. On October 29, 2003, the FASB agreed to defer indefinitely certain provisions of SFAS No. 150 to noncontrolling interests in limited life subsidiaries. The Company determined that seven of its consolidated partnerships were limited life subsidiaries. The carrying value of the minority interests in these partnerships at December 31, 2003 was $14.6 million, which approximated fair value. The Company is in the process of amending the partnership agreements to give the partnerships indefinite lives. The adoption of the remainder of SFAS No. 150 on July 1, 2003, had no impact on the Company's financial condition or its results of operations.

FASB Interpretation 45. In November 2002, the FASB issued Interpretation 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and liability-recognition requirements for a guarantor of certain types of debt. The new guidance requires a guarantor to recognize a liability at the inception of a guarantee which is covered by the new requirements whether or not payment is probable, creating the new concept of a "stand-ready" obligation. Initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 15, "Commitments, Contingencies and Litigation" in Item 8, "Financial Statements and Supplementary Data," for disclosure of the Company's guarantees at December 31, 2003. The Company adopted FIN 45 effective January 1, 2003.

FASB Interpretation 46. On January 15, 2003, the FASB approved the issuance of Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as amended, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Under FIN 46, consolidation requirements are effective immediately for new Variable Interest Entities ("VIEs") created after January 31, 2003. The consolidation requirements apply to existing VIEs for financial periods ending after March 15, 2004, except for Special Purpose Entities which had to be consolidated by December 31, 2003. VIEs are generally a legal structure used for business enterprises that either do not have equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of the new guidance is to improve reporting by addressing when a company should include in its financial statements the assets, liabilities and activities of another entity such as VIEs. FIN 46 requires VIEs to be consolidated by a company if the company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that the company is not required to consolidate but in which it has a significant variable interest. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIEs were established. These disclosure requirements are as follows: (a) the nature, purpose, size, and activities of the VIEs; and, (b) the enterprise's maximum exposure to loss as a result of its involvement with the VIEs. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative effect adjustment as of the beginning of the first year restated. Subsequent to January 31, 2003, in connection with the Hughes Center acquisition, the Company created a VIE by entering into an exchange agreement with a third party intermediary. This agreement allows the Company to pursue favorable tax treatment on other properties sold by the Company within a 180-day period. During the 180-day period, which will end on June 28, 2004, the third party intermediary is the legal owner of the properties, although the Company controls the properties, retains all of the economic benefits and risks associated with these properties and indemnifies the third party intermediary and, therefore, the Company will fully consolidate these properties. On the expiration of the 180-day period, the Company will take legal ownership of the properties. No other VIEs were created subsequent to January 31, 2003. Due to the adoption of this Interpretation, the Company has consolidated GDW LLC, a subsidiary of DMDC, for the year ended December 31, 2003. The Company is in the process of analyzing other entities which existed at January 31, 2003 to determine if any qualified as VIEs under FIN 46. The Company does not believe there will be a material impact to the Company's financial condition or results of operations from the final adoption of FIN 46.

Management's Report on Internal Control over Financial Reporting. On June 5, 2003, the SEC issued new rules on internal control over financial reporting that were mandated by Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). These new rules require management reporting on internal controls over financial reporting. The new internal control report over financial reporting is required in the annual report of all registrants, other than registered investment companies and asset-backed issuers, and should include: a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company; management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year; a statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting; and a statement that the public accounting firm that audited the company's financial statements included in the annual report has issued an attestation report on management's assessment of the company's internal control over financial reporting. The company must file the auditor's attestation report as a part of the annual report. For the quarters, the new SEC rules require management to evaluate any change in the company's internal control over financial reporting that occurred and had a material effect (or is reasonably likely to have a material effect) on the company's internal control over financial reporting. Also, the SEC adopted rules to require registrants to provide the certifications on disclosure controls and on compliance with certain SEC rules and fair presentation mandated by Sections 302 and 906 of the Act, respectively, as exhibits to periodic reports. For the Company, the report on internal control over financial reporting is required in the annual report for the year ended December 31, 2004.

Purchase of Certain Equity Securities by the Issuer and Others. On November 10, 2003, the SEC voted to adopt a rule that provides registrants with a "safe harbor" from manipulation liability when they repurchase their common stock in the market in accordance with the rule's manner, timing, price, and volume conditions. The rule also requires disclosure of all registrant repurchases, whether or not the repurchases are effected under the safe harbor rule. The rule was effective December 17, 2003. The repurchase disclosures required in Form 10-Q and 10-K are required from periods ending after March 15, 2004.

FUNDS FROM OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS

FFO, as used in this document, means:

» Net Income (Loss) – determined in accordance with GAAP;
» excluding gains (or losses) from sales of depreciable operating property;
» excluding extraordinary items (as defined by GAAP);
» plus depreciation and amortization of real estate assets; and
» after adjustments for unconsolidated partnerships and joint ventures.

The Company calculates FFO available to common shareholders in the same manner, except that Net Income (Loss) is replaced by Net Income (Loss) Available to Common Shareholders.

The National Association of Real Estate Investment Trusts ("NAREIT") developed FFO as a relative measure of performance and liquidity of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. The Company considers FFO available to common shareholders an appropriate measure of performance for its investment segments. However, FFO available to common shareholders and FFO should not be considered an alternative to net income determined in accordance with GAAP as an indication of the Company's operating performance.

The Company has historically distributed an amount less than FFO available to common shareholders, primarily due to reserves required for capital expenditures, including leasing costs. The aggregate cash distributions paid to common shareholders and unitholders for the years ended December 31, 2003, 2002 and 2001 were $175.5 million, $176.4 million and $245.1 million, respectively. The Company reported FFO available to common shareholders of $212.6 million, $238.2 million and $177.1 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

An increase or decrease in FFO available to common shareholders does not necessarily result in an increase or decrease in aggregate distributions because the Company's Board of Trust Managers is not required to increase distributions on a quarterly basis unless necessary for the Company to maintain REIT status. However, the Company must distribute 90% of its REIT taxable income (as defined in the Code). Therefore, a significant increase in FFO available to common shareholders will generally require an increase in distributions to shareholders and unitholders although not necessarily on a proportionate basis.

Accordingly, the Company believes that to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO available to common shareholders should be considered in conjunction with the Company's net income and cash flows reported in the consolidated financial statements and notes to the financial statements. However, the Company's measure of FFO available to common shareholders may not be comparable to similarly titled measures of other REITs because these REITs may apply the definition of FFO in a different manner than the Company.

Consolidated Statements of Funds from Operations Available to Common Shareholders

(in thousands)	FOR THE YEARS ENDED DECEMBER 31, 2003	2002
Net income	**$ 26,022**	$ 87,708
Adjustments to reconcile net income to funds from operations available to common shareholders before impairment charges related to real estate assets:		
Depreciation and amortization of real estate assets	**150,788**	136,459
(Gain) loss on property sales, net	**(8,919)**	(28,101)
Cumulative effect of a change in accounting principle	**-**	9,172
Impairment charges related to real estate assets and assets held for sale	**37,794**	16,894
Adjustment for investments in unconsolidated companies:		
Office Properties	**6,254**	(10,192)
Resort/Hotel Properties	**(2,544)**	195
Residential Development Properties	**3,573**	4,529
Temperature–Controlled Logistics Properties	**21,136**	23,933
Other	**206**	6,213
Unitholder minority interest	**4,546**	13,117
Series A Preferred Share distributions	**(18,225)**	(16,702)
Series B Preferred Share distributions	**(8,075)**	(5,047)
Funds from operations available to common shareholders before impairment charges related to real estate assets[1]	**$212,556**	$238,178
Impairment charges related to real estate assets	**(37,794)**	(16,894)
Cumulative effect of a change in accounting principle[2]	**-**	(9,172)
Funds from operations available to common shareholders after impairment charges related to real estate assets	**$174,762**	$212,112
Investment Segments:		
Office Properties	**$283,791**	$333,557
Resort/Hotel Properties	**51,123**	56,693
Residential Development Properties	**88,127**	51,004
Temperature–Controlled Logistics Properties	**23,308**	21,000
Other:		
Corporate general and administrative	**(33,300)**	(26,435)
Corporate and other adjustments:		
Interest expense	**(172,232)**	(179,212)
Series A Preferred Share distributions	**(18,225)**	(16,702)
Series B Preferred Share distributions	**(8,075)**	(5,047)
Other[3]	**(1,961)**	3,320
Funds from operations available to common shareholders before impairment charges related to real estate assets[1]	**$212,556**	$238,178
Impairment charges related to real estate assets	**(37,794)**	(16,894)
Cumulative effect of a change in accounting principle[2]	**-**	(9,172)
Funds from operations available to common shareholders after impairment charges related to real estate assets	**$174,762**	$212,112
Basic weighted average shares	**98,886**	103,528
Diluted weighted average shares and units[4]	**116,676**	117,726

1 To calculate basic funds from operations available to common shareholders, deduct unitholder minority interest.

2 Due to the initial adoption of SFAS No. 142 on January 1, 2002, the Company recognized a goodwill impairment charge related to the Temperature-Controlled Logistics Properties of approximately $9.2 million.

3 Includes interest and other income, behavioral healthcare property income, preferred return paid to GMACCM in 2002, other unconsolidated companies, less depreciation and amortization of non-real estate assets and amortization of deferred financing costs, income from investment land sales, net, and other expenses.

4 See calculations for the amounts presented in the reconciliation following this table.

The following schedule reconciles the Company's basic weighted average shares to the diluted weighted average shares/units presented above:

(shares/units in thousands)	FOR THE YEARS ENDED DECEMBER 31, 2003	2002
Basic weighted average shares:	**98,886**	103,528
Add: Weighted average units	**17,749**	13,995
Share and unit options	**41**	203
Diluted weighted average shares and units	**116,676**	117,726

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's use of financial instruments, such as debt instruments, subject the Company to market risk which may affect the Company's future earnings and cash flows as well as the fair value of its assets. Market risk generally refers to the risk of loss from changes in interest rates and market prices. The Company manages its market risk by attempting to match anticipated inflow of cash from its operating, investing and financing activities with anticipated outflow of cash to fund debt payments, distributions to shareholders, investments, capital expenditures and other cash requirements. The Company also enters into derivative financial instruments such as interest rate swaps to mitigate its interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of its variable rate debt.

The following discussion of market risk is based solely on hypothetical changes in interest rates related to the Company's variable rate debt. This discussion does not purport to take into account all of the factors that may affect the financial instruments discussed in this section.

Interest Rate Risk

The Company's interest rate risk is most sensitive to fluctuations in interest rates on its short-term variable rate debt. The Company had total outstanding debt of approximately $2.6 billion at December 31, 2003, of which approximately $378.3 million, or approximately 15%, was unhedged variable rate debt. The variable rate debt is based on an index (LIBOR or Prime plus a credit spread). The weighted average interest rate on such variable rate debt was 5.2% as of December 31, 2003. A 10% increase in the underlying index would cause an increase of 52 basis points to the weighted average interest rate on such variable rate debt, which would result in an annual decrease in net income and cash flows of approximately $2.0 million. Conversely, a 10% decrease in the underlying index would cause a decrease of 52 basis points to the weighted average interest rate on such unhedged variable rate debt, which would result in an annual increase in net income and cash flows of approximately $2.0 million based on the unhedged variable rate debt outstanding as of December 31, 2003.

Cash Flow Hedges

The Company uses derivative financial instruments to convert a portion of its variable rate debt to fixed rate debt and to manage its fixed to variable rate debt ratio. A description of these derivative financial instruments is contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Equity and Debt Financing – Derivative Instruments and Hedging Activities."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Trust Managers and Shareholders
Crescent Real Estate Equities Company and subsidiaries

We have audited the accompanying consolidated balance sheets of Crescent Real Estate Equities Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crescent Real Estate Equities Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," as of January 1, 2002. As a result, the accompanying consolidated financial statements for 2001, referred to above, have been restated to conform to the presentation adopted in 2002 in accordance with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Dallas, Texas

February 13, 2004, except
for paragraph three of Note 8,
as to which the date is March 2, 2004,
and Note 25, as to which the date
is March 9, 2004.

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)	DECEMBER 31, 2003	2002
ASSETS:		
Investments in real estate:		
Land	**$ 242,656**	$ 223,897
Land improvements, net of accumulated depreciation of $19,270 and $16,720 at December 31, 2003 and December 31, 2002, respectively	**105,236**	54,804
Building and improvements, net of accumulated depreciation of $612,732 and $639,214 at December 31, 2003 and December 31, 2002, respectively	**2,253,405**	2,205,143
Furniture, fixtures and equipment, net of accumulated depreciation of $44,075 and $57,703 at December 31, 2003 and December 31, 2002, respectively	**51,168**	50,878
Land held for investment or development	**450,279**	447,778
Properties held for disposition, net	**52,519**	122,085
Net investment in real estate	**3,155,263**	3,104,585
Cash and cash equivalents	**78,052**	78,444
Restricted cash and cash equivalents	**217,329**	105,786
Defeasance investments	**9,620**	-
Accounts receivable, net	**40,480**	42,046
Deferred rent receivable	**62,582**	59,869
Investments in unconsolidated companies	**443,974**	562,643
Notes receivable, net	**78,453**	115,494
Income tax asset – current and deferred	**17,506**	39,709
Other assets, net	**215,263**	179,823
Total assets	**$ 4,318,522**	$ 4,288,399
LIABILITIES:		
Borrowings under Credit Facility	**$ 239,000**	$ 164,000
Notes payable	**2,319,699**	2,218,910
Accounts payable, accrued expenses and other liabilities	**374,195**	375,902
Current income tax payable	**7,995**	-
Total liabilities	**$ 2,940,889**	$ 2,758,812
COMMITMENTS AND CONTINGENCIES:		
MINORITY INTERESTS:		
Operating partnership, 8,873,347 and 8,878,342 units, at December 31, 2003 and December 31, 2002, respectively	**$ 108,706**	$ 130,802
Consolidated real estate partnerships	**47,123**	43,972
Total minority interests	**155,829**	174,774
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 100,000,000 shares:		
Series A Convertible Cumulative Preferred Shares, liquidation preference of $25.00 per share, 10,800,000 shares issued and outstanding at December 31, 2003 and December 31, 2002	**248,160**	248,160
Series B Cumulative Preferred Shares, liquidation preference of $25.00 per share, 3,400,000 shares issued and outstanding at December 31, 2003 and December 31, 2002	**81,923**	81,923
Common shares, $0.01 par value, authorized 250,000,000 shares, 124,396,168 and 124,280,867 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	**1,237**	1,236
Additional paid-in capital	**2,245,683**	2,243,419
Deferred compensation on restricted shares	**(4,102)**	(5,253)
Accumulated deficit	**(877,120)**	(728,060)
Accumulated other comprehensive income	**(13,829)**	(27,252)
	1,681,952	1,814,173
Less – shares held in treasury, at cost, 25,121,863 and 25,068,759 common shares at December 31, 2003 and December 31, 2002, respectively	**(460,148)**	(459,360)
Total shareholders' equity	**1,221,804**	1,354,813
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 4,318,522**	$ 4,288,399

The accompanying notes are an integral part of these consolidated financial statements.

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share data)	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
REVENUE:			
Office Property	**$ 495,468**	$ 538,781	$ 575,883
Resort/Hotel Property	**225,562**	203,128	45,748
Residential Development Property	**228,214**	260,569	–
Total Property Revenue	**949,244**	1,002,478	621,631
EXPENSE:			
Office Property real estate taxes	**65,220**	72,710	79,186
Office Property operating expenses	**170,219**	165,870	168,798
Resort/Hotel Property expense	**182,648**	157,987	–
Residential Development Property expense	**202,162**	238,745	–
Total Property expense	**620,249**	635,312	247,984
Income from Property Operations	**328,995**	367,166	373,647
OTHER INCOME (EXPENSE):			
Income from sale of investment in unconsolidated company, net	**86,186**	–	–
Income from investment land sales, net	**13,038**	22,591	204
Gain on joint venture of properties, net	**100**	18,166	7,577
Loss on property sales, net	**-**	(803)	(3,356)
Interest and other income	**5,737**	13,036	37,635
Corporate general and administrative	**(33,300)**	(26,435)	(23,116)
Interest expense	**(172,116)**	(179,059)	(182,194)
Amortization of deferred financing costs	**(10,925)**	(10,178)	(9,327)
Extinguishment of debt	**-**	–	(10,802)
Depreciation and amortization	**(157,204)**	(138,604)	(117,988)
Impairment charges related to real estate assets	**(8,624)**	(13,216)	(25,332)
Impairment and other charges related to COPI	**-**	–	(92,782)
Other expenses	**(4,637)**	(11,389)	–
Equity in net income (loss) of unconsolidated companies:			
Office Properties	**10,469**	23,431	6,124
Resort/Hotel Properties	**5,760**	(115)	–
Residential Development Properties	**10,427**	39,778	41,014
Temperature–Controlled Logistics Properties	**2,172**	(2,933)	1,136
Other	**(4,053)**	(6,609)	2,957
Total other income (expense)	**(256,970)**	(272,339)	(368,250)
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAXES	**72,025**	94,827	5,397

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED STATEMENTS OF OPERATIONS *continued*

(dollars in thousands, except share data)	FOR THE YEARS ENDED DECEMBER 31, 2003	2002	2001
Minority interests	**(7,110)**	(21,762)	(19,398)
Income tax (provision) benefit	**(26,325)**	4,424	–
INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	**38,590**	77,489	(14,001)
Income from discontinued operations, net of minority interests	**1,616**	12,978	9,342
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(24,471)**	(3,984)	–
Gain on real estate from discontinued operations, net of minority interests	**10,287**	10,397	–
Cumulative effect of a change in accounting principle	**–**	(9,172)	–
NET INCOME (LOSS)	**26,022**	87,708	(4,659)
Series A Preferred Share distributions	**(18,225)**	(16,702)	(13,501)
Series B Preferred Share distributions	**(8,075)**	(5,047)	–
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ (278)**	$ 65,959	$(18,160)
BASIC EARNINGS PER SHARE DATA:			
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)
Income from discontinued operations, net of minority interests	**0.02**	0.12	0.09
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(0.24)**	(0.04)	–
Gain on real estate from discontinued operations, net of minority interests	**0.10**	0.10	–
Cumulative effect of a change in accounting principle	**–**	(0.09)	–
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS – BASIC	**$ –**	$ 0.63	$ (0.17)
DILUTED EARNINGS PER SHARE DATA:			
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 0.12**	$ 0.54	$ (0.26)
Income from discontinued operations, net of minority interests	**0.02**	0.12	0.09
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(0.24)**	(0.04)	–
Gain on real estate from discontinued operations, net of minority interests	**0.10**	0.10	–
Cumulative effect of a change in accounting principle	**–**	(0.09)	–
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS – DILUTED	**$ –**	$ 0.63	$ (0.17)

The accompanying notes are an integral part of these consolidated financial statements.

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	SERIES A PREFERRED SHARES		SERIES B PREFERRED SHARES	
(dollars in thousands)	SHARES	NET VALUE	SHARES	NET VALUE
Shareholders' equity, December 31, 2000	8,000,000	$ 200,000	–	–
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Preferred Equity Issuance Cost	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Share Repurchases	–	–	–	–
Dividends Paid	–	–	–	–
Net Loss Available to Common Shareholders	–	–	–	–
Unrealized Loss on Marketable Securities	–	–	–	–
Unrealized Net Loss on Cash Flow Hedges	–	–	–	–
Shareholders' equity, December 31, 2001	8,000,000	$ 200,000	–	$ –
Issuance of Preferred Shares	2,800,000	48,160	3,400,000	81,923
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Extension on employee stock option notes	–	–	–	–
Deferred Compensation	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Share Repurchases	–	–	–	–
Dividends Paid	–	–	–	–
Net Income Available to Common Shareholders	–	–	–	–
Unrealized Loss on Marketable Securities	–	–	–	–
Unrealized Net Gain on Cash Flow Hedges	–	–	–	–
Shareholders' equity, December 31, 2002	10,800,000	$ 248,160	3,400,000	$ 81,923
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Accretion of Discount on Employee Stock Option Notes	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Stock Option Compensation	–	–	–	–
Purchase under Compensation Plan	–	–	–	–
Amortization of Deferred Compensation on Restricted Shares	–	–	–	–
Dividends Paid	–	–	–	–
Net Loss Available to Common Shareholders	–	–	–	–
Unrealized Gain on Marketable Securities	–	–	–	–
Unrealized Net Gain on Cash Flow Hedges	–	–	–	–
Shareholders' equity, December 31, 2003	10,800,000	$ 248,160	3,400,000	$ 81,923

The accompanying notes are an integral part of these consolidated financial statements.

TREASURY SHARES		COMMON SHARES		ADDITIONAL PAID-IN CAPITAL	COMPENSATION ON RESTRICTED SHARES	ACCUMULATED (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
SHARES	NET VALUE	SHARES	PAR VALUE					
14,468,623	$ (282,344)	121,818,653	$ 1,211	$ 2,221,531	$ –	$ (402,337)	$ (6,734)	$ 1,731,327
–	–	6,610	1	148	–	–	–	149
–	–	768,150	7	9,832	–	–	–	9,839
–	–	–	–	–	–	–	–	–
–	–	802,604	8	2,849	–	–	–	2,857
4,301,795	(77,384)	–	–	–	–	–	–	(77,384)
–	–	–	–	–	–	(217,938)	–	(217,938)
–	–	–	–	–	–	(18,160)	–	(18,160)
–	–	–	–	–	–	–	(7,522)	(7,522)
–	–	–	–	–	–	–	(17,228)	(17,228)
18,770,418	$ (359,728)	123,396,017	$ 1,227	$ 2,234,360	$ –	$ (638,435)	$ (31,484)	$ 1,405,940
–	–	–	–	–	–	–	–	130,083
–	–	8,642	–	153	–	–	–	153
–	–	338,050	4	577	–	–	–	581
–	–	–	–	1,628	–	–	–	1,628
–	–	300,000	3	5,250	(5,253)	–	–	–
–	–	238,158	2	1,493	–	–	–	1,495
6,298,341	(99,632)	–	–	(42)	–	–	–	(99,674)
–	–	–	–	–	–	(155,584)	–	(155,584)
–	–	–	–	–	–	65,959	–	65,959
–	–	–	–	–	–	–	(833)	(833)
–	–	–	–	–	–	–	5,065	5,065
25,068,759	$ (459,360)	124,280,867	$ 1,236	$ 2,243,419	$ (5,253)	$ (728,060)	$ (27,252)	$ 1,354,813
–	–	9,911	–	157	–	–	–	157
–	–	95,400	1	1,436	–	–	–	1,437
–	–	–	–	(252)	–	–	–	(252)
–	–	9,990	–	8	–	–	–	8
–	–	–	–	915	–	–	–	915
53,104	(788)	–	–	–	–	–	–	(788)
–	–	–	–	–	1,151	–	–	1,151
–	–	–	–	–	–	(148,782)	–	(148,782)
–	–	–	–	–	–	(278)	–	(278)
–	–	–	–	–	–	–	3,761	3,761
–	–	–	–	–	–	–	9,662	9,662
25,121,863	$ (460,148)	124,396,168	$ 1,237	$ 2,245,683	$ (4,102)	$ (877,120)	$ (13,829)	$ 1,221,804

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 26,022**	$ 87,708	$ (4,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**168,129**	148,782	127,315
Residential Development cost of sales	**109,405**	160,057	–
Residential Development capital expenditures	**(130,692)**	(91,046)	–
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**24,471**	3,984	–
Gain on real estate from discontinued operations, net of minority interests	**(10,287)**	(10,397)	–
Discontinued operations – depreciation and minority interests	**7,689**	9,531	10,200
Extinguishment of debt	**-**	–	10,802
Impairment charges related to real estate assets	**8,624**	13,216	25,332
Impairment charges related to COPI	**-**	–	92,782
Increase in COPI hotel accounts receivable	**-**	–	(20,458)
Income from sale of investment in unconsolidated company, net of tax	**(51,556)**	–	–
Income from investment in land sales, net	**(13,038)**	(22,591)	(204)
Gain on joint venture of properties, net	**(100)**	(18,166)	(7,577)
Loss on property sales, net	**-**	803	3,356
Minority interests	**7,110**	21,762	19,398
Cumulative effect of a change in accounting principle	**-**	9,172	–
Non-cash compensation	**1,093**	1,956	149
Equity in (earnings) loss from unconsolidated companies:			
Office Properties	**(10,469)**	(23,431)	(6,124)
Resort/Hotel Properties	**(5,760)**	115	–
Residential Development Properties	**(10,427)**	(39,778)	(41,014)
Temperature-Controlled Logistics Properties	**(2,172)**	2,933	(1,136)
Other	**4,053**	6,609	(2,957)
Distributions received from unconsolidated companies:			
Office Properties	**10,313**	25,510	7,344
Resort/Hotel Properties	**-**	325	–
Residential Development Properties	**11,000**	34,418	42,710
Temperature-Controlled Logistics Properties	**3,500**	4,975	11,528
Other	**1,187**	974	5,013
Change in assets and liabilities, net of effect of DBL and GDW consolidations/ COPI transaction:			
Restricted cash and cash equivalents	**(10,574)**	(5,357)	(18,759)
Accounts receivable	**4,436**	7,192	845
Deferred rent receivable	**(2,404)**	4,385	3,744
Income tax – current and deferred, net	**(868)**	(17,925)	–
Other assets	**(6,819)**	6,603	(27,025)
Accounts payable, accrued expenses and other liabilities	**(7,780)**	(41,326)	(20,550)
Net cash provided by operating activities	**$ 124,086**	$ 280,993	$ 210,055
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash impact of DBL and GDW consolidations/COPI transaction	**$ 11,574**	$ 38,226	$ –
Proceeds from property sales	**43,155**	121,422	200,389
Proceeds from sale of investment in unconsolidated company and related property sales	**178,667**	–	–
Proceeds from joint venture partner	**-**	164,067	129,651
Proceeds from sale of marketable securities	**-**	–	107,940

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS *continued*

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Acquisition of rental properties	**$ (44,732)**	$(120,206)	$ -
Development of investment properties	**(6,613)**	(2,477)	(13,449)
Property improvements – Office Properties	**(18,023)**	(17,241)	(31,226)
Property improvements – Resort/Hotel Properties	**(13,574)**	(16,745)	(20,751)
Tenant improvement and leasing costs – Office Properties	**(77,279)**	(49,175)	(51,810)
Residential Development Properties Investments	**(42,631)**	(28,584)	-
(Increase) decrease in restricted cash and cash equivalents	**(100,313)**	19,071	(2,204)
Defeasance investments	**(9,620)**	-	-
Return of investment in unconsolidated companies:			
Office Properties	**7,846**	3,709	349
Resort/Hotel Properties	**17,973**	-	-
Residential Development Properties	**8,528**	12,767	19,251
Temperature-Controlled Logistics Properties	**3,201**	-	-
Other	**5,231**	-	12,359
Investment in unconsolidated companies:			
Office Properties	**(7,968)**	(449)	(16,360)
Resort/Hotel Properties	**-**	(7,924)	-
Residential Development Properties	**(6,013)**	(32,966)	(89,000)
Temperature-Controlled Logistics Properties	**(900)**	(3,280)	(10,784)
Other	**(3,685)**	(2,930)	(10,384)
Decrease in notes receivable	**22,557**	(22,104)	(11,219)
Net cash (used in) provided by investing activities	**$ (32,619)**	$ 55,181	$ 212,752
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt financing costs	**$ (9,321)**	$ (9,178)	$ (16,061)
Borrowings under Credit Facility	**320,500**	433,000	618,000
Payments under Credit Facility	**(245,500)**	(552,000)	(335,000)
Borrowings under UBS Facility	**-**	-	105,000
Payments under UBS Facility	**-**	-	(658,452)
Notes Payable proceeds	**177,958**	380,000	393,336
Notes Payable payments	**(118,852)**	(185,415)	(180,685)
Residential Development Properties note payable borrowings	**79,834**	83,383	-
Residential Development Properties note payable payments	**(85,434)**	(118,681)	-
Purchase of GMAC preferred interest	**-**	(218,423)	-
Capital distributions – joint venture partner	**(9,671)**	(3,792)	(5,557)
Capital distributions – joint venture preferred equity	**-**	(6,967)	(19,897)
Proceeds from exercise of share options	**1,205**	643	9,839
Common share repurchases held in Treasury	**(788)**	(28,500)	(77,384)
Issuance of preferred shares-Series A	**-**	48,160	-
Issuance of preferred shares-Series B	**-**	81,923	-
6 3/4% Series A Preferred Share distributions	**(18,225)**	(16,702)	(13,501)
9 1/2% Series B Preferred Share distributions	**(8,075)**	(5,047)	-
Dividends and unitholder distributions	**(175,490)**	(176,419)	(245,126)
Net cash used in financing activities	**$ (91,859)**	$(294,015)	$(425,488)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**$ (392)**	$ 42,159	$ (2,681)
CASH AND CASH EQUIVALENTS, Beginning of period	**78,444**	36,285	38,966
CASH AND CASH EQUIVALENTS, End of period	**$ 78,052**	$ 78,444	$ 36,285

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Crescent Real Estate Equities Company ("Crescent Equities") operates as a real estate investment trust for federal income tax purposes (a "REIT") and, together with its subsidiaries, provides management, leasing and development services for some of its properties.

The term "Company" includes, unless the context otherwise indicates, Crescent Equities, a Texas real estate investment trust, and all of its direct and indirect subsidiaries.

The direct and indirect subsidiaries of Crescent Equities at December 31, 2003, included:

» ***Crescent Real Estate Equities Limited Partnership***
The "Operating Partnership."

» ***Crescent Real Estate Equities, Ltd.***
The "General Partner" of the Operating Partnership.

» ***Subsidiaries of the Operating Partnership and the General Partner***

Crescent Equities conducts all of its business through the Operating Partnership and its other subsidiaries. The Company is structured to facilitate and maintain the qualification of Crescent Equities as a REIT.

The following table shows the consolidated subsidiaries of the Company that owned or had an interest in real estate assets and the real estate assets that each subsidiary owned or had an interest in as of December 31, 2003.

Operating Partnership	Wholly-owned assets – The Avallon IV, Datran Center (two office properties), Houston Center (three office properties and the Houston Center Shops), Hughes Center (two office properties, see Note 4, "Acquisitions," for additional information regarding the ownership of these properties). These properties are included in the Company's Office Segment.
	Non wholly-owned assets, consolidated – 301 Congress Avenue (50% interest), included in the Company's Office Segment. Sonoma Mission Inn (80.1% interest), included in the Company's Resort/Hotel Segment.
	Non wholly-owned assets, unconsolidated – Bank One Center (50% interest), Bank One Tower (20% interest), Three Westlake Park (20% interest), Four Westlake Park (20% interest), Miami Center (40% interest), 5 Houston Center (25% interest), BriarLake Plaza (30% interest) and Five Post Oak Park (30% interest). These properties are included in the Company's Office Segment. The Temperature-Controlled Logistics Properties (40% interest in 87 properties). These properties are included in the Company's Temperature-Controlled Logistics Segment.
Crescent Real Estate Funding I, L.P. ("Funding I")	Wholly-owned assets – The Aberdeen, The Avallon I, II & III, Carter Burgess Plaza, The Citadel, The Crescent Atrium, The Crescent Office Towers, Regency Plaza One, Waterside Commons and 125 E. John Carpenter Freeway. These properties are included in the Company's Office Segment.
Crescent Real Estate Funding II, L.P. ("Funding II")	Wholly-owned assets – Albuquerque Plaza, Barton Oaks Plaza, Briargate Office and Research Center, Liberty Plaza I & II, MacArthur Center I & II, Ptarmigan Place, Stanford Corporate Center, Two Renaissance Square and 12404 Park Central. These properties are included in the Company's Office Segment. The Hyatt Regency Albuquerque and the Park Hyatt Beaver Creek Resort & Spa. These properties are included in the Company's Resort/Hotel Segment.
Crescent Real Estate Funding III, IV and V, L.P. ("Funding III, IV and V")[1]	Wholly-owned assets – Greenway Plaza Office Properties (ten Office Properties). These properties are included in the Company's Office Segment. Renaissance Houston Hotel, included in the Company's Resort/Hotel Segment.
Crescent Real Estate Funding VI, L.P. ("Funding VI")	Wholly-owned asset – Canyon Ranch – Lenox, included in the Company's Resort/Hotel Segment.
Crescent Real Estate Funding VII, L.P. ("Funding VII")	Wholly-owned asset – One behavioral healthcare property.
Crescent Real Estate Funding VIII, L.P. ("Funding VIII")	Wholly-owned assets – The Addison, Addison Tower, Austin Centre, The Avallon V, Chancellor Park, Frost Bank Plaza, Greenway I & IA (two office properties), Greenway II, Johns Manville Plaza, Palisades Central I, Palisades Central II, Stemmons Place, Trammell Crow Center[2], 3333 Lee Parkway, 1800 West Loop South, 5050 Quorum, 44 Cook Street and 55 Madison. These properties are included in the Company's Office Segment. The Canyon Ranch – Tucson, Omni Austin Hotel, and Ventana Inn & Spa, all of which are included in the Company's Resort/Hotel Segment.
Crescent Real Estate Funding X, L.P. ("Funding X")	Wholly-owned assets – Fountain Place and Post Oak Central (three Office Properties), all of which are included in the Company's Office Segment.

Crescent 707 17th Street, L.L.C	Wholly-owned assets – 707 17th Street, included in the Company's Office Segment, and The Denver Marriott City Center, included in the Company's Resort/Hotel Segment.
Crescent Spectrum Center, L.P.	Non wholly-owned assets, consolidated – Spectrum Center (approximately 100% interest), included in the Company's Office Segment.
Crescent Colonnade, L.L.C.	Wholly-owned asset – The BAC-Colonnade Building, included in the Company's Office Segment.
Mira Vista Development Corp. ("MVDC")	Non wholly-owned asset, consolidated – Mira Vista (98% interest), included in the Company's Residential Development Segment.
Houston Area Development Corp. ("HADC")	Non wholly-owned assets, consolidated – Falcon Point (98% interest), Falcon Landing (98% interest) and Spring Lakes (98% interest). These properties are included in the Company's Residential Development Segment.
Desert Mountain Development Corporation ("DMDC")	Non wholly-owned assets, consolidated – Desert Mountain (93% interest), included in the Company's Residential Development Segment.
Crescent Resort Development Inc. ("CRDI")	Non wholly-owned assets, consolidated – Eagle Ranch (60% interest), Main Street Junction (30% interest), Main Street Station (30% interest), Main Street Station Vacation Club (30% interest), Riverbend (60% interest), Park Place at Riverfront (64% interest), Park Tower at Riverfront (64% interest), Delgany Lofts (64% interest), Promenade Lofts at Riverfront (64% interest), Creekside at Riverfront (64% interest), Cresta (60% interest), Snow Cloud (64% interest), Horizon Pass Lodge (64% interest), Horizon Pass Townhomes (64% interest), One Vendue Range (62% interest), Old Greenwood (71.2% interest), Tahoe Mountain Resorts (57% – 71.2% interests). These properties are included in the Company's Residential Development Segment. Non wholly-owned assets, unconsolidated – Blue River Land Company, L.L.C. – Three Peaks (30% interest) and EW Deer Valley, L.L.C. (41.7% interest), included in the Company's Residential Development Segment.
Crescent TRS Holdings Corp.	Non wholly-owned assets, unconsolidated – two quarries (56% interest). These properties are included in the Company's Temperature-Controlled Logistics Segment.

1 Funding III owns nine of the ten office properties in the Greenway Plaza office portfolio and the Renaissance Houston Hotel; Funding IV owns the central heated and chilled water plant building located at Greenway Plaza; and Funding V owns 9 Greenway, the remaining office property in the Greenway Plaza office portfolio.

2 The Company owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and the building.

See Note 9, "Investments in Unconsolidated Companies," for a table that lists the Company's ownership in significant unconsolidated joint ventures and investments as of December 31, 2003.

See Note 11, "Notes Payable and Borrowings under Credit Facility," for a list of certain other subsidiaries of the Company, all of which are consolidated in the Company's financial statements and were formed primarily for the purpose of obtaining secured debt or joint venture financing.

SEGMENTS

The assets and operations of the Company were divided into four investment segments at December 31, 2003, as follows:

» Office Segment;
» Resort/Hotel Segment;
» Residential Development Segment; and
» Temperature-Controlled Logistics Segment.

Within these segments, the Company owned in whole or in part the following real estate assets (the "Properties") as of December 31, 2003:

» ***Office Segment*** consisted of 72 office properties, (collectively referred to as the "Office Properties"), located in 27 metropolitan submarkets in seven states, with an aggregate of approximately 30.0 million net rentable square feet. Sixty-three of the Office Properties are wholly-owned and nine are owned through joint ventures, one of which is consolidated and eight of which are unconsolidated.

» ***Resort/Hotel Segment*** consisted of five luxury and destination fitness resorts and spas with a total of 1,036 rooms/guest nights and four upscale business-class hotel properties with a total of 1,771 rooms (collectively referred to as the "Resort/Hotel Properties"). Eight of the Resort/Hotel Properties are wholly-owned, and one of the luxury and destination fitness resorts and spas is owned through a joint venture that is consolidated.

» ***Residential Development Segment*** consisted of the Company's ownership of common stock representing interests of 98% to 100% in four residential development corporations (collectively referred to as the "Residential Development Corporations"), which in turn, through partnership arrangements, owned in whole or in part 23 upscale residential development properties (collectively referred to as the "Residential Development Properties").

» ***Temperature-Controlled Logistics Segment*** consisted of the Company's 40% interest in Vornado Crescent Portland Partnership (the "Temperature-Controlled Logistics Partnership") and a 56% non-controlling interest in the Vornado Crescent Carthage and KC Quarry, L.L.C. The Temperature-Controlled Logistics Partnership owns all of the common stock, representing substantially all of the economic interest, of AmeriCold Realty Corporation (the "Temperature-Controlled Logistics Corporation"), a REIT. As of December 31, 2003, the Temperature-Controlled Logistics Corporation directly or indirectly owned 87 temperature-controlled logistics properties (collectively referred to as the "Temperature-Controlled Logistics Properties") with an aggregate of approximately 440.7 million cubic feet (17.5 million square feet) of warehouse space. As of December 31, 2003, the Vornado Crescent Carthage and KC Quarry, L.L.C. own two quarries and the related land. The Company accounts for its interests in the Temperature-Controlled Logistics Partnership and in the Vornado Crescent Carthage and KC Quarry, L.L.C. as unconsolidated equity entities.

See Note 3, "Segment Reporting," for a table showing selected financial information for each of these investment segments for the years ended December 31, 2003, 2002 and 2001, and total assets, consolidated property level financing, consolidated other liabilities, and minority interests for each of these investment segments at December 31, 2003 and 2002.

For purposes of segment reporting as defined in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," and this Annual Report on Form 10-K, the Office Properties, the Resort/Hotel Properties, the Residential Development Properties and the Temperature-Controlled Logistics Properties are considered four separate reportable segments, as described above. However, for purposes of investor communications, the Company classifies its luxury and destination fitness resorts and spas and Residential Development Properties as a single group referred to as the "Resort and Residential Development Sector" due to the similar characteristics of targeted customers. This group does not contain the four business-class hotel properties. Instead, for investor communications, the four business-class hotel properties are classified with the Temperature-Controlled Logistics Properties as the Company's "Investment Sector."

BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company include all direct and indirect subsidiary entities. The equity interests in those direct and indirect subsidiaries the Company does not own are reflected as minority interests. All significant intercompany balances and transactions have been eliminated.

Certain amounts in prior period financial statements have been reclassified to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ADOPTION OF NEW ACCOUNTING STANDARDS

SFAS No. 145. In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires the reporting of gains and losses from early extinguishment of debt be included in the determination of net income unless criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations," which allows for extraordinary item classification, are met. The provisions of this Statement related to the rescission of Statement No. 4 are to be applied in fiscal years beginning after May 15, 2002. The Company adopted this Statement for fiscal 2003 and had no impact beyond the classification of costs related to early extinguishments of debt, which were shown in the Company's 2001 Consolidated Statements of Operations as an extraordinary item.

SFAS No. 149. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003. The adoption of this Statement did not have a material impact on the Company's financial condition or its results of operations.

SFAS No. 150. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer should classify and measure certain financial instruments that have both liability and equity characteristics. Most provisions of this Statement were to be applied to financial instruments entered into or modified after May 31, 2003, and to existing instruments as of the beginning of the first interim financial reporting period after June 15, 2003. On October 29, 2003, the FASB agreed to defer indefinitely certain provisions of SFAS No. 150 to noncontrolling interests in limited life subsidiaries. The Company determined that seven of its consolidated partnerships were limited life subsidiaries. The carrying value of the minority interests in these partnerships at December 31, 2003 was $14.6 million, which approximated fair value. The Company is in the process of amending the partnership agreements to give the partnerships indefinite lives. The adoption of the remainder of SFAS No. 150 on July 1, 2003, had no impact on the Company's financial condition or its results of operations.

FASB Interpretation 45. In November 2002, the FASB issued Interpretation 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and liability-recognition requirements for a guarantor of certain types of debt. The new guidance requires a guarantor to recognize a liability at the inception of a guarantee which is covered by the new requirements whether or not payment is probable, creating the new concept of a "stand-ready" obligation. Initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 15, "Commitments, Contingencies and Litigation" for disclosure of the Company's guarantees at December 31, 2003. The Company adopted FIN 45 effective January 1, 2003.

FASB Interpretation 46. On January 15, 2003, the FASB approved the issuance of Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as amended, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Under FIN 46, consolidation requirements are effective immediately for new Variable Interest Entities ("VIEs") created after January 31, 2003. The consolidation requirements apply to existing VIEs for financial periods ending after March 15, 2004, except for Special Purpose Entities which had to be consolidated by December 31, 2003. VIEs are generally a legal structure used for business enterprises that either do not have equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of the new guidance is to improve reporting by addressing when a company should include in its financial statements the assets, liabilities and activities of another entity such as VIEs. FIN 46 requires VIEs to be consolidated by a company if the company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that the company is not required to consolidate but in which it has a significant variable interest. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIEs were established. These disclosure requirements are as follows: (a) the nature, purpose, size, and activities of the VIEs; and, (b) the enterprise's maximum exposure to loss as a result of its involvement with the VIEs. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative effect adjustment as of the beginning of the first year restated. Subsequent to January 31, 2003, in connection with the Hughes Center acquisition, the Company created a VIE by entering into an exchange agreement with a third party intermediary. This agreement allows the Company to pursue favorable tax treatment on other properties sold by the Company within a 180-day period. During the 180-day period, which will end on June 28, 2004, the third party intermediary is the legal owner of the properties, although the Company controls the properties, retains all of the economic benefits and risks associated with these properties and indemnifies the third party intermediary and, therefore, the Company will fully consolidate these Properties. On the expiration of the 180-day period, the Company will take legal ownership of the properties. No other VIEs were created subsequent to January 31, 2003. Due to the adoption of this Interpretation, the Company has consolidated GDW LLC, a subsidiary of DMDC, for the year ended December 31, 2003. The Company is in the process of analyzing other entities which existed at January 31, 2003 to determine if any qualified as VIEs under FIN 46. The Company does not believe there will be a material impact to the Company's financial condition or results of operations from the final adoption of FIN 46.

SIGNIFICANT ACCOUNTING POLICIES

Acquisition of operating properties. The Company allocates the purchase price of acquired properties to tangible and identified intangible assets acquired based on their fair values in accordance with SFAS No. 141, "Business Combinations."

In making estimates of fair value for purposes of allocating purchase price, management utilizes sources, including, but not limited to, independent value consulting services, independent appraisals that may be obtained in connection with financing the respective property, and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

The aggregate value of the tangible assets acquired is measured based on the sum of (i) the value of the property and (ii) the present value of the amortized in-place tenant improvement allowances over the remaining term of each lease. Management's estimates of the value of the property are made using models similar to those used by independent appraisers. Factors considered by management in its analysis include an estimate of carrying costs such as real estate taxes, insurance and other operating expenses and estimates of lost rentals during the expected lease-up period assuming current market conditions. The value of the property is then allocated among building, land, site improvements and equipment. The value of tenant improvements is separately estimated due to the different depreciable lives.

The aggregate value of intangible assets acquired is measured based on the difference between (i) the purchase price and (ii) the value of the tangible assets acquired as defined above. This value is then allocated among above-market and below-market in-place lease values, costs to execute similar leases (including leasing commissions, legal expenses and other related expenses), in-place lease values and customer relationship values.

Above-market and below-market in-place lease values for acquired properties are calculated based on the present value (using a market interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the initial term plus the term of the below-market fixed rate renewal option, if any, for below-market leases. The Company performs this analysis on a lease by lease basis. The capitalized above-market lease values are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term plus the term of the below-market fixed rate renewal option, if any, of the respective leases.

Management estimates costs to execute leases similar to those acquired at the property at acquisition based on current market conditions. These costs are recorded based on the present value of the amortized in-place leasing costs on a lease by lease basis over the remaining term of each lease.

The in-place lease values and customer relationship values are based on management's evaluation of the specific characteristics of each customer's lease and the Company's overall relationship with that respective customer. Characteristics considered by management in allocating these values include the nature and extent of the Company's existing business relationships with the customer, growth prospects for developing new business with the customer, the customer's credit quality and the expectation of lease renewals, among other factors. The in-place lease value and customer relationship value are both amortized to expense over the initial term of the respective leases and projected renewal periods, but in no event does the amortization period for the intangible assets exceed the remaining depreciable life of the building.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value and the customer relationship value and above-market and below-market in-place lease values would be charged to expense.

Net Investments in Real Estate. Real estate, for operating properties, is carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the acquisition, improvements and leasing of real estate are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and Improvements	5 to 40 years
Tenant improvements	Terms of leases
Furniture, Fixtures and Equipment	3 to 5 years

Real Estate also includes land and capitalized project costs associated with the acquisition and the development of land, construction of residential units, amenities and facilities, interest and loan origination costs on land under development, and certain general and administrative expenses to the extent they benefit the development of land. The Company capitalizes interest costs as a part of the historical cost of acquiring certain assets that qualify for capitalization under SFAS No. 34, "Capitalization of Interest Cost." The Company's assets that qualify for accounting treatment under this pronouncement must require a period of time to prepare for their intended use, such as the Company's land development project assets that are intended for sale or lease and constructed as discrete projects. In accordance with the authoritative guidance, the interest cost capitalized by the Company is the interest cost recognized on borrowings and other obligations. The amount capitalized is an allocation of the interest cost incurred during the period required to complete the asset. The interest rate for capitalization purposes is based on the rates of the Company's outstanding borrowings.

An impairment loss is recognized on a property by property basis on Properties classified as held for use, when expected undiscounted cash flows are less than the carrying value of the property. In cases where the Company does not expect to recover its carrying costs on a Property, the Company reduces its carrying costs to fair value, and for Properties held for disposition, the Company reduces its carrying costs to the fair value less estimated selling costs. In accordance with SFAS No. 144, the Company records assets held for sale at the lower of carrying value or sales price less costs to sell. Depreciation expense is not recognized on Properties classified as held for disposition.

Concentration of Real Estate Investments. The Company's Office Properties are located primarily in the Dallas and Houston, Texas, metropolitan areas. As of December 31, 2003, the Company's Office Properties in Dallas and Houston represented an aggregate of approximately 72% of its office portfolio based on total net rentable square feet. As a result of this geographic concentration, the operations of the Company could be adversely affected by a recession or general economic downturn in the areas where these Properties are located.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash and cash equivalents.

Restricted Cash and Cash Equivalents. Restricted cash includes escrows established pursuant to certain mortgage financing arrangements for real estate taxes, insurance, security deposits, ground lease expenditures, capital expenditures and monthly interest carrying costs paid in arrears and capital requirements related to cash flow hedges. At December 31, 2003, approximately $97.2 million was included in "Restricted cash" in the Company's Consolidated Balance Sheets for escrow established pursuant to the acquisition of the five Office Properties and seven retail parcels within Hughes Center subsequent to December 31, 2003.

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company's accounts receivable balance consists of rents and operating cost recoveries due from customers. The Company also maintains an allowance for deferred rent receivables, which arise from the straight-lining of rents as necessary. The allowance for doubtful accounts is reviewed at least quarterly for adequacy by reviewing such factors as the credit quality of our customers, any delinquency in payment, historical trends and current economic conditions. If the Company's assumptions regarding the collectibility of accounts receivable prove incorrect, the Company could experience write-offs in excess of the allowance for doubtful accounts, which would result in a decrease in the Company's earnings.

Investments in Unconsolidated Companies. Investments in unconsolidated joint ventures and companies are accounted for under the equity method because the Company does not control these entities. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. The Company also recognizes an impairment loss on an investment by investment basis when the fair value experiences a non-temporary decline below the carrying value. See Note 9, "Investment in Unconsolidated Companies."

Upon the adoption of SFAS No. 142 on January 1, 2002, the Temperature-Controlled Logistics Corporation compared the fair value of Temperature-Controlled Logistics Properties based on discounted cash flows to the carrying value of Temperature-Controlled Logistics Properties and the related goodwill. Based on this test, the fair value did not exceed its carrying value, and the second step of the impairment test was performed to measure the impairment loss. The second step compared the implied fair value of goodwill with the carrying amounts of goodwill which exceeded the fair value on January 1, 2002. As a result, the Company recognized a goodwill impairment charge of approximately $9.2 million, net of minority interest, due to the initial application of this Statement. This charge was reported as a change in accounting principle and is included in the Company's Consolidated Statements of Operations as a "Cumulative effect of a change in accounting principle" for the year ended December 31, 2002.

Other Assets. Other assets consist principally of leasing costs, deferred financing costs, intangible assets and marketable securities. Leasing costs are amortized on a straight-line basis during the terms of the respective leases, and unamortized leasing costs are written off upon early termination of lease agreements. Deferred financing costs are amortized on a straight-line basis (when it approximates the effective interest method) over the shorter of the expected lives or the terms of the respective loans. The effective interest method is used to amortize deferred financing costs on loans where the straight-line basis does not approximate the effective interest method, over the terms of the respective loans.

Intangible assets, which include memberships, trademarks, and net intangible leases created by SFAS No. 141 are amortized and reviewed annually for impairment. Upon the formation of Desert Mountain Properties, L.P. in August 1997, the partnership allocated a portion of the fair value of its assets of Desert Mountain to the remaining club memberships and recorded the amount as an intangible asset.

Marketable securities are considered either available-for-sale, trading or held-to-maturity, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are marked to market value on a monthly basis. The corresponding unrealized gains and losses are included in accumulated other comprehensive income. When a decline in the fair value of marketable securities is determined to be other than temporary, the cost basis is written down to fair value and the amount of the write-down is included in earnings for the applicable period. A decline in the fair value of a marketable security is deemed non-temporary if its cost basis has exceeded its fair value for a period of six to nine months. Trading securities are marked to market on a monthly basis. The unrealized gains and losses on trading securities are included in earnings. Held-to-maturity securities are carried at amortized cost.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and other liabilities are reasonable estimates of their fair values. The fair value of the Company's notes payable is most sensitive to fluctuations in interest rates. Since the Company's $0.9 billion in variable rate debt changes with these changes in interest rates, it also approximates the fair market value of the underlying debt. The Company reduces the variability in future cash flows by maintaining a sizable portion of its debt with fixed payment characteristics. Although the cash flow to the Company does not change, the fair value of the $1.7 billion in fixed rate debt, based upon current interest rates for similar debt instruments with similar payment terms and expected payoff dates, would be approximately $1.9 billion as of December 31, 2003. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2003.

Derivative Financial Instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. Derivative financial instruments are used to convert a portion of the Company's variable rate debt to fixed rate debt and to manage its fixed to variable rate debt ratio.

To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges are entered into to achieve a fixed interest rate on variable rate debt.

The Company measures its derivative instruments and hedging activities at fair value and records them as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged items are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedges and ineffective portions of hedges are recognized in earnings in the affected period. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

As of December 31, 2003, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. The Company does not use derivatives for trading or speculative purposes.

At December 31, 2003, derivatives with a negative fair value of $13.8 million were included in "Accounts payable, accrued expenses and other liabilities." The change in net unrealized gains of $9.7 million in 2003 for derivatives designated as cash flow hedges is separately disclosed in the Consolidated Statements of Shareholders' Equity.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable rate debt. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $18.6 million of net unrealized gains or losses from other comprehensive income to interest expense during 2003. During 2004, the Company estimates that an additional $10.1 million of unrealized losses will be reclassified to interest expense.

Gain recognition on sale of real estate assets. The Company performs evaluations of each real estate sale to determine if full gain recognition is appropriate in accordance with SFAS No. 66, "Accounting for Sales of Real Estate." The application of SFAS No. 66 can be complex and requires the Company to make assumptions including an assessment of whether the risks and rewards of ownership have been transferred, the extent of the purchaser's investment in the property being sold, whether the Company's receivables, if any, related to the sale are collectible and are subject to subordination, and the degree of the Company's continuing involvement with the real estate asset after the sale. If full gain recognition is not appropriate, the Company accounts for the sale under an appropriate deferral method.

Revenue Recognition – Office Properties. The Company, as a lessor, has retained substantially all of the risks and benefits of ownership of the Office Properties and accounts for its leases as operating leases. Income on leases, which includes scheduled increases in rental rates during the lease term and/or abated rent payments for various periods following the tenant's lease commencement date, is recognized on a straight-line basis. Deferred rent receivable represents the excess of rental revenue recognized on a straight-line basis over cash received pursuant to the applicable lease provisions. Office Property leases generally provide for the reimbursement of annual increases in operating expenses above base year operating expenses ("excess operating expenses"), payable to the Company in equal installments throughout the year based on estimated increases. Any differences between the estimated increase amounts are adjusted at year end based upon actual expenses incurred.

Revenue Recognition – Resort/Hotel Properties. On February 14, 2002, the Company executed an agreement with COPI, pursuant to which COPI transferred to subsidiaries of the Company, in lieu of foreclosure, COPI's lessee interests in the eight Resort/Hotel Properties previously leased to COPI. See Note 23, "COPI." For all of the Resort/Hotel Properties, except the Omni Austin Hotel, the period February 14, 2002 to December 31, 2003, the Company recognized revenues for room sales and guest nights and revenues from guest services whenever rooms were occupied and services had been rendered. Lease revenue is recognized for the Omni Austin Hotel.

Prior to the enactment of the REIT Modernization Act, the Company's status as a REIT for federal income tax purposes prohibited it from acting as lessee for the Resort/Hotel Properties. During 2001, the Company leased all of the Resort/Hotel Properties, except the Omni Austin Hotel, to subsidiaries of COPI pursuant to eight separate leases. The Omni Austin Hotel had been leased under a separate lease to HCD Austin Corporation. The leases provided for the payment by the lessee of the Resort/Hotel Property of (i) base rent, with periodic rent increases if applicable, (ii) percentage rent based on a percentage of gross receipts or gross room revenues, as applicable, above a specified amount, and (iii) a percentage of gross food and beverage revenues above a specified amount for certain Resort/Hotel Properties. Base rental income under these leases was recognized on a straight-line basis over the terms of the respective leases. Contingent revenue was recognized when the thresholds upon which it is based had been met.

Revenue Recognition – Residential Development Properties. The Company uses the accrual method to recognize earnings from the sale of Residential Development Properties when a third-party buyer has made an adequate cash down payment and has attained the attributes of ownership. If a sale does not qualify for the accrual method of recognition, deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, when the Company receives an inadequate cash down payment and takes a promissory note for the balance of the sales price, revenue recognition is deferred until such time as sufficient cash is received to meet minimum down payment requirements. The cost of residential property sold is defined based on the type of product being purchased. The cost of sales for residential lots is generally determined as a specific percentage of the sales revenues recognized for each Residential Development project. The percentages are based on total estimated development costs and sales revenue for each Residential Development project. These estimates are revised annually and are based on the then-current development strategy and operating assumptions utilizing internally developed projections for product type, revenue and related development costs. The cost of sale for residential units (such as townhomes and condominiums) is determined using the relative sales value method. If the residential unit has been sold prior to the completion of infrastructure cost, and those uncompleted costs are not significant in relation to total costs, the full accrual method is utilized. Under this method, 100% of the revenue is recognized, and a commitment liability is established to reflect the allocated estimated future costs to complete the residential unit. If the Company's estimates of costs or the percentage of completion is incorrect, it could result in either an increase or decrease in cost of sales expense or revenue recognized and therefore, an increase or decrease in net income.

At the Company's golf clubs, members are expected to pay an advance initiation fee or refundable deposit upon their acceptance as a member to the club. These initiation fees and deposits vary in amount based on a variety of factors such as the supply and demand for the Company's services in each particular market, number of golf courses and breadth of amenities available to the members, and the prestige of having the right to membership of the club. A significant portion of the Company's initiation fees are deferred equity memberships which are recorded as deferred revenue when sold and recognized as membership fee revenue on a straight-line basis over the number of months remaining until the turnover date of the club to the members. Refundable deposits relate to the non-equity membership portion of each membership sold which will be refunded upon resignation by the member and upon reissuance of the membership, or at the termination of the membership as provided by the membership agreement. The refundable initiation deposit is not recorded as revenue but rather as a liability due to the refundable nature of the deposit. The deferred revenue and refundable initiation deposits, net of related deferred expenses, are presented in the Company's Consolidated Balance Sheets in Accounts payable, accrued expenses, and other liabilities.

Income Taxes. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code and operates in a manner intended to enable it to continue to qualify as a REIT. As a REIT, the Company generally will not be subject to corporate federal income tax on net income that it currently distributes to its shareholders, provided that the Company satisfies certain organizational and operational requirements including the requirement to distribute at least 90% of its REIT taxable income to its shareholders each year. Accordingly, the Company does not believe it will be liable for federal income taxes on its REIT taxable income or in most of the states in which it operates.

The Company has elected to treat certain of its corporate subsidiaries as taxable REIT subsidiaries ("TRS"). In general, a TRS of the Company may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax, state and local taxes.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation. Effective January 1, 2003, the Company adopted the fair value expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," on a prospective basis as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which requires that the fair value of stock options at the date of grant be amortized ratably into expense over the appropriate vesting period. During the year ended December 31, 2003, the Company granted stock options and recognized compensation expense that was not significant to its results of operations. With respect to the Company's stock options which were granted prior to 2003, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB No. 25"). Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. During the year ended December 31, 2003, no compensation cost was recognized for grants of stock options made prior to 2003 under the Company's stock option plans ("the Plans") because the Company's policy is to grant stock options with an exercise price equal to the quoted closing market price of the Company's common shares on the grant date. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with SFAS No. 123, the Company's net income (loss) and (loss) earnings per share would have been reduced to the following pro forma amounts:

	FOR THE YEARS ENDED DECEMBER 31,		
(in thousands, except per share amounts)	**2003**	**2002**	**2001**
Net (loss) income available to common shareholders, as reported	**$ (278)**	$65,959	$(18,160)
Add: Stock-based employee compensation expense included in reported net income	**1,188**	–	–
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	**(2,916)**	(4,318)	(5,141)
Pro forma net (loss) income	**$(2,006)**	$61,641	$(23,301)
(Loss) earnings per share:			
Basic – as reported	**$ –**	$ 0.63	$ (0.17)
Basic – pro forma	**$ (0.02)**	$ 0.60	$ (0.22)
Diluted – as reported	**$ –**	$ 0.63	$ (0.17)
Diluted – pro forma	**$ (0.02)**	$ 0.59	$ (0.22)

Earnings Per Share. SFAS No. 128, "Earnings Per Share" ("EPS"), specifies the computation, presentation and disclosure requirements for earnings per share.

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. The Company presents both basic and diluted earnings per share.

The following table presents a reconciliation for the years ended December 31, 2003, 2002 and 2001 of basic and diluted earnings per share from "Income (loss) before discontinued operations and cumulative effect of a change in accounting principle" to "Net (loss) income available to common shareholders." The table also includes weighted average shares on a basic and diluted basis.

	FOR THE YEARS ENDED DECEMBER 31,								
	2003			2002			2001		
(in thousands, except per share amounts)	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT
Basic EPS –									
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	**$ 38,590**	**98,886**		$77,489	103,528		$(14,001)	107,613	
Series A Preferred Share distributions	**(18,225)**			(16,702)			(13,501)		
Series B Preferred Share distributions	**(8,075)**			(5,047)			–		
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 12,290**	**98,886**	**$0.12**	$55,740	103,528	$0.54	$(27,502)	107,613	$(0.26)
Income from discontinued operations, net of minority interests	**1,616**		**0.02**	12,978		0.12	9,342		0.09
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(24,471)**		**(0.24)**	(3,984)		(0.04)	–		
Gain on real estate from discontinued operations, net of minority interests	**10,287**		**0.10**	10,397		0.10	–		–
Cumulative effect of a change in accounting principle	**–**		**–**	(9,172)		(0.09)	–		–
Net (loss) income available to common shareholders	**$ (278)**	**98,886**	**$ –**	$65,959	103,528	$0.63	$(18,160)	107,613	$(0.17)

1 Anti-dillutive shares not included are 1,527.

	FOR THE YEARS ENDED DECEMBER 31,								
	2003			2002			2001		
(in thousands, except per share amounts)	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT
Diluted EPS –									
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	**$ 38,590**	**98,886**		$ 77,489	103,528		$ (14,001)	107,613	
Series A Preferred Share distributions	**(18,225)**			(16,702)			(13,501)		
Series B Preferred Share distributions	**(8,075)**			(5,047)			–		
Effect of dilutive securities									
Additional common shares									
Obligation relating to:									
Share and unit options		**42**			203			–[1]	
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 12,290**	**98,928**	**$ 0.12**	$ 55,740	103,731	$0.54	$ (27,502)	107,613	$(0.26)
Income from discontinued operations, net of minority interests	**1,616**		**0.02**	12,978		0.12	9,342		0.09
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(24,471)**		**(0.24)**	(3,984)		(0.04)	–		
Gain on real estate from discontinued operations, net of minority interests	**10,287**		**0.10**	10,397		0.10	–		
Cumulative effect of a change in accounting principle	**–**		**–**	(9,172)		(0.09)	–		–
Net (loss) income available to common shareholders	**$ (278)**	**98,928**	**$ –**	$ 65,959	103,731	$0.63	$ (18,160)	107,613	$(0.17)

1 Anti-dillutive shares not included are 1,527.

This table presents supplemental cash flows disclosures for the years ended December 31, 2003, 2002 and 2001.

Supplemental Disclosure to Statements of Cash Flows

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	FOR THE YEARS ENDED DECEMBER 31, 2003	2002	2001
(in thousands)			
Interest paid on debt	**$153,916**	$ 146,150	$173,264
Interest capitalized – Office	**-**	317	813
Interest capitalized – Resort/Hotel	**34**	–	507
Interest capitalized – Residential Development	**18,233**	16,667	–
Additional interest paid in conjunction with cash flow hedges	**19,278**	24,125	11,036
Total interest paid	**$191,461**	$ 187,259	$185,620
Net cash (received) paid for income taxes	**$ (7,215)**	$ 10,200	$ –
Supplemental schedule of non cash activities:			
Conversion of Operating Partnership units to common shares with resulting reduction in minority interest and increases in common shares and additional paid-in capital	**$ 8**	$ 1,495	$ 2,857
Conversion of common shares to Operating Partnership units with resulting reductions in common shares and additional paid-in capital and an increase in minority interest	**-**	71,287	–
Sale of marketable securities	**-**	–	(8,118)
Unrealized gain (loss) on marketable securities	**3,761**	(833)	596
Impairment related to an investment in an unconsolidated company	**-**	(5,302)	–
Assumption of debt in conjunction with acquisitions of Office Property	**48,713**	–	–
Unrealized net gain on cash flow hedges	**9,662**	5,065	(17,228)
Acquisition of ownership of certain assets previously owned by Broadband Office, Inc.	**-**	–	7,200
Non-cash compensation	**2,529**	1,781	750
Financed sale of land parcel	**11,800**	7,520	-
Supplemental schedule of 2003 consolidations of DBL, MVDC, HADC and GDW and the 2002 transfer of assets and assumption of liabilities pursuant to the February 14, 2002 agreement with COPI:			
Net investment in real estate	**$ (40,178)**	$(570,175)	
Restricted cash and cash equivalents	**-**	(3,968)	
Accounts receivable, net	**(3,067)**	(23,338)	
Investments in unconsolidated companies	**33,123**	309,103	
Notes receivable, net	**(25)**	29,816	
Income tax asset – current and deferred, net	**(3,564)**	(21,784)	
Other assets, net	**(820)**	(63,263)	
Notes payable	**312**	129,157	
Accounts payable, accrued expenses and other liabilities	**14,047**	201,159	
Minority interest – consolidated real estate partnerships	**11,746**	51,519	
Increase in cash resulting from consolidation of DBL, MVDC, HADC, GDW and from COPI agreement	**$ 11,574**	$ 38,226	$ N/A

3. SEGMENT REPORTING

For purposes of segment reporting as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company currently has four major investment segments based on property type: the Office Segment; the Resort/Hotel Segment; the Residential Development Segment; and the Temperature-Controlled Logistics Segment. Management utilizes this segment structure for making operating decisions and assessing performance.

The Company uses FFO as the measure of segment profit or loss. FFO, as used in this document, is based on the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and means:

- Net Income (Loss) – determined in accordance with GAAP;
- excluding gains (losses) from sales of depreciable operating property;
- excluding extraordinary items (as defined by GAAP);
- plus depreciation and amortization of real estate assets; and
- after adjustments for unconsolidated partnerships and joint ventures.

The Company calculates FFO available to common shareholders in the same manner, except that Net Income (Loss) is replaced by Net Income (Loss) Available to Common Shareholders.

NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. The Company considers FFO available to common shareholders an appropriate measure of performance for an equity REIT and for its investment segments. However, FFO available to common shareholders and FFO should not be considered as alternatives to net income determined in accordance with GAAP as an indication of the Company's operating performance.

The Company's measure of FFO available to common shareholders may not be comparable to similarly titled measures of other REITs, if those REITs apply the definition of FFO in a different manner than the Company.

Selected financial information related to each segment for the years ended December 31, 2003, 2002 and 2001, and total assets, consolidated property level financing, consolidated other liabilities, and minority interest for each of the segments at December 31, 2003, and 2002, are presented below:

SELECTED FINANCIAL INFORMATION:

	FOR THE YEAR ENDED DECEMBER 31, 2003					
(in thousands)	OFFICE SEGMENT[1]	RESORT/HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[2]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER	TOTAL
Total Property revenue	$ 495,468	$ 225,562	$ 228,214	$ –	$ –	$ 949,244
Total Property expense	(235,439)	(182,648)	(202,162)	–	–	(620,249)
Income from Property Operations	$ 260,029	$ 42,914	$ 26,052	$ –	$ –	$ 328,995
Total other income (expense)	(109,030)	(18,890)	87,582	2,172	(218,804)[3]	(256,970)
Minority interests and income taxes	(344)	6,009	(34,583)	–	(4,517)	(33,435)
Discontinued operations –income, gain on real estate and impairment charges related to real estate assets	(10,194)	–	–	–	(2,374)	(12,568)
Net income (loss)	$ 140,461	$ 30,033	$ 79,051	$ 2,172	$(225,695)	$ 26,022
Depreciation and amortization of real estate assets	$ 122,358	$ 23,634	$ 4,820	$ –	$ (24)	$ 150,788
(Gain) loss on property sales, net	(9,382)	–	–	–	463	(8,919)
Impairment charges related to real estate assets	24,100	–	683	–	13,011	37,794
Adjustments for investment in unconsolidated companies	6,254	(2,544)	3,573	21,136	206	28,625
Unitholder minority interest	–	–	–	–	4,546	4,546
Series A Preferred share distributions	–	–	–	–	(18,225)	(18,225)
Series B Preferred share distributions	–	–	–	–	(8,075)	(8,075)
Adjustments to reconcile net income (loss) to funds from operations available to common shareholders	$ 143,330	$ 21,090	$ 9,076	$21,136	$ (8,098)	$ 186,534
Funds from operations available to common shareholders before impairment charges related to real estate assets	$ 283,791	$ 51,123	$ 88,127	$23,308	$(233,793)	$ 212,556
Impairment charges related to real estate assets	(24,100)	–	(683)	–	(13,011)	(37,794)
Funds from operations available to common shareholders after impairment charges related to real estate assets	$ 259,691	$ 51,123	$ 87,444	$23,308	$(246,804)	$ 174,762

See footnotes to the following table.

SELECTED FINANCIAL INFORMATION:

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2002 OFFICE SEGMENT[1]	RESORT/HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[2]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER	TOTAL
Total Property revenue	$ 538,781	$ 203,128	$ 260,569	$ –	$ –	$1,002,478
Total Property expense	(238,580)	(157,987)	(238,745)	–	–	(635,312)
Income from Property Operations	$ 300,201	$ 45,141	$ 21,824	$ –	$ –	$ 367,166
Total other income (expense)	(60,489)	(28,449)	32,081	(2,933)	(212,549)[3]	(272,339)
Minority interests and income taxes	(911)	12,110	(12,372)	–	(16,165)	(17,338)
Discontinued operations – income, gain on real estate and impairment charges related to real estate assets	25,765	–	(507)	–	(5,867)	19,391
Cumulative effect of a change in accounting principle	–	–	–	(9,172)	–	(9,172)
Net income (loss)	$ 264,566	$ 28,802	$ 41,026	$(12,105)	$(234,581)	$ 87,708
Depreciation and amortization of real estate assets	$ 110,642	$ 21,816	$ 4,001	$ –	$ –	$ 136,459
(Gain) loss on property sales, net	(31,459)	3,311	–	–	47	(28,101)
Cumulative effect of a change in accounting principle	–	–	–	9,172	–	9,172
Impairment charges related to real estate assets	–	2,569	1,448	–	12,877	16,894
Adjustments for investment in unconsolidated companies	(10,192)	195	4,529	23,933	6,213	24,678
Unitholder minority interest	–	–	–	–	13,117	13,117
Series A Preferred share distributions	–	–	–	–	(16,702)	(16,702)
Series B Preferred share distributions	–	–	–	–	(5,047)	(5,047)
Adjustments to reconcile net income (loss) to funds from operations available to common shareholders	$ 68,991	$ 27,891	$ 9,978	$ 33,105	$ 10,505	$ 150,470
Funds from operations available to common shareholders before impairment charges related to real estate assets	$ 333,557	$ 56,693	$ 51,004	$ 21,000	$(224,076)	$ 238,178
Impairment charges related to real estate assets	–	(2,569)	(1,448)	–	(12,877)	(16,894)
Cumulative effect of a change in accounting principle	–	–	–	(9,172)	–	(9,172)
Funds from operations available to common shareholders after impairment charges related to real estate assets	$ 333,557	$ 54,124	$ 49,556	$ 11,828	$(236,953)	$ 212,112

See footnotes to the following table.

SELECTED FINANCIAL INFORMATION:

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2001					
	OFFICE SEGMENT[1]	RESORT/HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[2]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER	TOTAL
Total Property revenue	$ 575,883	$ 45,748	$ –	$ –	$ –	$ 621,631
Total Property expense	(247,984)	–	–	–	–	(247,984)
Income from Property Operations	$ 327,899	$ 45,748	$ –	$ –	$ –	$ 373,647
Total other income (expense)	(86,995)	(17,667)	41,014	1,136	(305,738)[3]	(368,250)
Minority interests	(781)	–	–	–	(18,617)	(19,398)
Discontinued operations – income, gain on real estate and impairment charges related to real estate assets	10,506	–	–	–	(1,164)	9,342
Net income (loss)	$ 250,629	$ 28,081	$41,014	$ 1,136	$(325,519)	$ (4,659)
Depreciation and amortization of real estate assets	$ 104,366	$ 17,667	$ –	$ –	$ –	$ 122,033
(Gain) loss on property sales, net	(2,835)	–	–	–	–	(2,835)
Impairment charges related to real estate assets	–	–	–	–	21,705	21,705
Extinguishment of debt	–	–	–	–	10,802	10,802
Adjustments for investment in unconsolidated companies	6,955	–	13,037	22,671	144	42,807
Unitholder minority interest	–	–	–	–	765	765
Series A Preferred share distributions	–	–	–	–	(13,501)	(13,501)
Adjustments to reconcile net income (loss) to funds from operations available to common shareholders	$ 108,486	$ 17,667	$13,037	$22,671	$ 19,915	$ 181,776
Funds from operations available to common shareholders before impairment charges related to real estate assets	$ 359,115	$ 45,748	$54,051	$23,807	$(305,604)	$ 177,117
Impairment charges related to real estate assets	–	–	–	–	(21,705)	(21,705)
Funds from operations available to common shareholders after impairment charges related to real estate assets	$ 359,115	$ 45,748	$54,051	$23,807	$(327,309)	$ 155,412

See footnotes to the following table.

(in millions)	OFFICE SEGMENT	RESORT/ HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[2,4]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER	TOTAL
Total Assets by Segment:[5]						
Balance at December 31, 2003	**$ 2,683[6]**	**$ 469**	**$ 753**	**$301**	**$ 113**	**$ 4,319**
Balance at December 31, 2002	2,624	492	770	305	97	4,288
Consolidated Property Level Financing:						
Balance at December 31, 2003	**$(1,459)**	**$(138)**	**$ (87)**	**$ -**	**$(875)[7]**	**$(2,559)**
Balance at December 31, 2002	(1,371)	(130)	(93)	–	(789)[7]	(2,383)
Consolidated Other Liabilities:						
Balance at December 31, 2003	**$ (124)**	**$ (29)**	**$(112)**	**$ -**	**$(117)**	**$ (382)**
Balance at December 31, 2002	(135)	(44)	(125)	–	(72)	(376)
Minority Interests:						
Balance at December 31, 2003	**$ (9)**	**$ (7)**	**$ (31)**	**$ -**	**$(109)**	**$ (156)**
Balance at December 31, 2002	(11)	(8)	(25)	–	(131)	(175)

1 Total property revenue includes lease termination fees (net of the write-off of deferred rent receivables) of approximately $9.3 million, $16.7 million, and $8.6 million for the years ended December 31, 2003, 2002, and 2001 respectively.

2 The Company sold its interest in The Woodlands Land Development Company, L.P. on December 31, 2003.

3 For the purposes of this Note, Corporate and Other includes the total of: income from investment land sales, net, interest and other income, corporate general and administrative expense, interest expense, amortization of deferred financing costs, preferred return paid to GMAC Commercial Mortgage Corporation ("GMACCM") for 2002, impairment and other charges related to COPI of $92.8 million for 2001, and other expenses.

4 The Company's net book value for the Residential Segment includes total assets, consolidated property level financing, consolidated other liabilities and minority interest, totaling $523 million for the year ended December 31, 2003. The primary components of net book value are $345 million for CRDI, consisting of Tahoe Mountain Resort properties of $154 million and Colorado properties of $191 million, $137 million for Desert Mountain and $41 million for other land development properties.

5 Total assets by segment are inclusive of investments in unconsolidated companies.

6 Land held for investment or development related to the Office Segment is $72.7 million.

7 Inclusive of corporate bonds, credit facility, capital leases and, for 2003, a defeased loan.

4. ACQUISITIONS

Office Segment

On August 26, 2003, the Company acquired The Colonnade, an 11-story, 216,000 square foot Class A office tower, located in the Coral Gables submarket in Miami, Florida. The Company acquired the Office Property for approximately $51.4 million, funded by the Company's assumption of a $38.0 million loan from Bank of America and a draw on the Company's credit facility. This Office Property is wholly-owned and included in the Company's Office Segment.

In November 2003, the Company entered into a contract to purchase from the Rouse Company its investment in the Hughes Center office portfolio in Las Vegas, Nevada. Hughes Center contains seven Class A office properties and nine retail parcels. The total purchase price for the seven Office Properties and the nine retail parcels purchased by the Company in December 2003 and February 2004 was approximately $214.2 million, $119.2 million in cash and the remaining $95.0 million in assumed debt.

On December 31, 2003, the Company acquired two of the Class A Office Properties and two of the retail parcels located within Hughes Center, for approximately $38.9 million, funded by the Company's assumption of a $9.6 million mortgage loan from The Northwestern Mutual Life Insurance Company and by a portion of the proceeds from the sale of the Company's interests in The Woodlands. See Note 6, "Other Dispositions," for information on the sale of these interests. These Office Properties and retail parcels are wholly-owned and included in the Office Segment.

Subsequent to December 31, 2003, the Company acquired an additional five Class A Office Properties and seven retail parcels located within Hughes Center. One of these Office Properties is owned through a joint venture in which the Company owns a 67% interest. The remaining four Office Properties are wholly-owned by the Company. The Company acquired these five Office Properties and seven retail parcels for approximately $175.3 million, funded by the Company's assumption of approximately $85.4 million mortgage loans and by a portion of the proceeds from the sale of the Company's interests in The Woodlands.

In connection with the Hughes Center acquisition, the Company entered into an exchange agreement with a third party intermediary for six of the Office Properties and the nine retail parcels. This agreement is for a maximum term of 180 days and allows the Company to pursue favorable tax treatment on other properties sold by the Company within this period. During the 180-day period, which will end on June 28, 2004, the third party intermediary is the legal owner of the properties, although the Company controls the properties, retains all of the economic benefits and risks associated with these properties and indemnifies the third party intermediary and, therefore, the Company will fully consolidate these properties. On the expiration of the 180-day period, the Company will take legal ownership of the properties.

On August 29, 2002, the Company acquired Johns Manville Plaza, a 29-story, 675,000 square foot Class A office building located in Denver, Colorado. The Company acquired this Office Property for approximately $91.2 million, funded by a draw on the Company's credit facility. This Office Property is wholly-owned and included in the Company's Office Segment.

On November 26, 2002, the Company purchased Duddlesten Ventures-I, Ltd.'s 20% interest in the Crescent Duddlesten Hotel Partnership for $11.1 million, funded by a draw on the Company's credit facility, and increasing the Company's ownership percentage from 80% to 100%. This partnership owned 3.79 acres of undeveloped land in downtown Houston, and therefore the Company recorded the $11.1 million as an increase to land. See Note 6, "Other Dispositions," for information regarding the December 31, 2002 sale of approximately 2.32 acres of this undeveloped land near the Houston Convention Center, included in 5.5 acres sold on December 31, 2002. The remaining 1.47 acres in downtown Houston are wholly-owned and included in the Company's Office Segment.

Residential Development Segment

On August 14, 2003, CRDI, a consolidated subsidiary of the Company, completed the purchase of a tract of undeveloped land in Eagle County, Colorado, for approximately $15.5 million, funded by a draw on the Company's credit facility.

5. DISCONTINUED OPERATIONS

In August 2001, the FASB issued SFAS No. 144 which requires that the results of operations of assets sold or held for sale, including any gains or losses recognized, be disclosed separately in the Company's Consolidated Statements of Operations. The Company adopted SFAS No. 144 on January 1, 2002. In accordance with SFAS No. 144, the results of operations of assets sold or held for sale have been presented as "Income from discontinued operations, net of minority interests," gain or loss on the assets sold or held for sale have been presented as "(Loss) gain on real estate from discontinued operations, net of minority interests" and impairments on the assets sold or held for sale have been presented as "Impairment charges related to real estate assets from discontinued operations, net of minority interests" in the accompanying Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001. The carrying value of the assets held for sale has been reflected as "Properties held for disposition, net" in the accompanying Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002.

ASSETS SOLD

Office Segment

The following table presents the dispositions of consolidated Office Properties for the years ended December 31, 2003 and 2002, including the Property sold, location of the Property, net proceeds received, and net gain (loss) on sale.
(dollars in millions)

DATE	PROPERTY	LOCATION	COMPANY'S NET PROCEEDS	COMPANY'S NET GAIN (LOSS)
2003				
December 15, 2003	Las Colinas Plaza	Dallas, Texas	$20.6	$14.5
December 31, 2003	Woodlands Office Properties[1]	Houston, Texas	15.0	(2.3)
2002				
January 18, 2002	Cedar Springs Plaza	Dallas, Texas	12.0	4.5
May 29, 2002	Woodlands Office Properties[2]	Houston, Texas	3.2	1.9
August 1, 2002	6225 North 24th Street	Phoenix, Arizona	8.8	1.3
September 20, 2002	Reverchon Plaza	Dallas, Texas	29.2	0.5
December 31, 2002	Woodlands Office Properties[2]	Houston, Texas	4.8[3]	3.6

1 The sale included the Company's four remaining Office Properties in The Woodlands. These properties were held through Woodlands Office Equities – '95 Limited Partnership ("WOE"), which was owned 75% by the Company and 25% by the Woodlands Commercial Properties Company, L.P.
2 This sale included two Office Properties held through WOE.
3 This sale also generated a note receivable in the amount of $10.6 million. The interest rate on the note was 7.5% and all principal and accrued interest was received on February 19, 2003.

Residential Development Segment

On December 31, 2002, CRDI, a consolidated subsidiary of the Company, completed the sale of its 50% interest in two Colorado transportation companies, EWRT I and EWRT II, to an affiliate of CRDI business partners for $7.0 million, consisting of $1.4 million in cash and a $5.6 million note receivable. The note bears interest at 9.0%, with principal and interest payments due annually beginning December 31, 2004 and a maturity date of December 31, 2008. The Company recognized a $1.4 million gain, after tax, related to the sale of these companies.

Behavioral Healthcare Properties

See Note 24, "Behavioral Healthcare Properties," for information on the dispositions of these properties.

ASSETS HELD FOR SALE

As of December 31, 2003, three Office Properties were classified as held for sale in accordance with SFAS No. 144. Each Property is currently being marketed for sale and the Company anticipates the Properties will be sold in 2004.

As of December 31, 2003, the 1800 West Loop South Office Property located in the West Loop/Galleria submarket in Houston, Texas, was held for sale. During the year ended December 31, 2003, the Company recognized an approximately $13.9 million impairment charge, net of minority interests, on the 1800 West Loop South Office Property.

In addition, the Liberty Plaza Office Property located in the Quorum/Bent Tree submarket in Dallas, Texas, was held for sale as of December 31, 2003. During the fourth quarter of 2003, the Company recognized an approximately $3.6 million impairment charge, net of minority interests, on the Liberty Plaza Office Property.

The 12404 Park Central Office Property located in the LBJ Freeway submarket in Dallas, Texas, was also held for sale as of December 31, 2003. During the year ended December 31, 2003, the Company recognized an approximately $2.9 million impairment charge, net of minority interests, on the 12404 Park Central Office Property.

Summary of Assets Held for Sale

The following table indicates the major classes of assets of the Properties held for sale as of December 31, 2003, and December 31, 2002.

(in thousands)	2003[1]	2002[2]
Land	**$ 8,224**	$ 24,151
Buildings and improvements	**55,625**	119,881
Furniture, fixture and equipment	**149**	1,713
Accumulated depreciation	**(13,540)**	(29,409)
Other assets, net	**2,061**	5,749
Net investment in real estate	**$ 52,519**	$ 122,085

1 Includes three Office Properties and one behavioral healthcare property.
2 Includes five Office Properties and seven behavioral healthcare properties.

The following tables present rental revenues, operating and other expenses, depreciation and amortization, unitholder minority interests, net income, gain on sale of properties, and impairments of real estate for years ended December 31, 2003, 2002, and 2001, for properties included in discontinued operations.

(in thousands)	2003	2002	2001
Total revenues	**$ 17,323**	$ 46,989	$ 35,656
Operating and other expenses	**(8,182)**	(25,315)	(16,981)
Depreciation and amortization	**(7,235)**	(6,941)	(8,169)
Unitholder minority interests	**(290)**	(1,755)	(1,164)
Income from discontinued operations, net of minority interests	**$ 1,616**	$ 12,978	$ 9,342

(in thousands)	2003	2002	2001
Realized gain on sale of properties	**$ 12,134**	$ 11,802	$ –
Unitholder minority interests	**(1,847)**	(1,405)	–
Gain on real estate from discontinued operations, net of minority interests	**$ 10,287**	$ 10,397	$ –

(in thousands)	2003	2002	2001
Impairments	**$ (28,864)**	$ (4,523)	$ –
Unitholder minority interests	**4,393**	539	–
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**$(24,471)**	$ (3,984)	$ –

6. OTHER DISPOSITIONS

The gains and losses for consolidated asset dispositions during the years ended December 31, 2003, 2002 and 2001, listed below in this Note did not meet the criteria which would require reporting under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the related gains and losses from these consolidated asset dispositions are included in the Company's Consolidated Statements of Operations as "Loss on property sales, net."

The gains and losses for all unconsolidated asset dispositions result in an increase or decrease in the "Equity in net income (loss) of unconsolidated companies," which is reflected in the Company's Consolidated Statements of Operations.

The following table presents the dispositions of consolidated Office Properties for the year ended December 31, 2001, including the property sold, location of the property, net proceeds received, and net gain (loss) on sale.

(dollars in millions)

DATE	PROPERTY	LOCATION	NET PROCEEDS	NET GAIN (LOSS)
September 18, 2001	Washington Harbour Office Properties[1]	Washington, D.C.	$153.0	$(9.9)
September 28, 2001	Woodlands Office Properties[1,2]	Houston, Texas	9.9	3.0
December 20, 2001	Woodlands Office Property[2]	Houston, Texas	1.8	1.5

1 This sale included two Office Properties.
2 These Office Properties were held through WOE.

OFFICE SEGMENT – UNDEVELOPED LAND – CONSOLIDATED

The following table presents the significant dispositions of undeveloped land for the years ended December 31, 2003, 2002 and 2001 including location of the land, the acreage, net proceeds received, and net gain on sale included in Income from investment land sales, net in the Consolidated Statements of Operations.

(dollars in millions)

DATE	LOCATION	ACREAGE	NET PROCEEDS	NET GAIN (LOSS)
2003				
April 24, 2003	Dallas, Texas	**0.5**	**$0.3**	**$0.3**
May 15, 2003	Coppell, Texas	**24.8**	**3.0**	**1.1**
June 27, 2003[1]	Houston, Texas	**3.5**	**2.1**	**8.9**
September 30, 2003	Houston, Texas	**3.1**	**5.3**	**2.4**
2002				
September 30, 2002	Washington, D.C.	1.4	15.1	(0.9)
December 31, 2002[2]	Houston, Texas	5.5	33.1	15.1
December 31, 2002	Houston, Texas	3.1	5.2	2.0

1 This sale also generated a note receivable in the amount of $11.8 million, with annual installments of principal and interest payments beginning June 27, 2004, through maturity on June 27, 2010. The principal payment amounts are calculated based upon a 20-year amortization and the interest rate is 4% for the first two years and thereafter the prime rate, as defined in the note, through maturity.
2 Under the terms of the purchase and sale contract, the purchaser has options to purchase two additional parcels of undeveloped land from the Company. The first parcel is comprised of approximately 3.47 acres and has a purchase option closing deadline of June 2005. Under the terms of the contract, the Company will lease this parcel to the purchaser from December 2002 through June 2005. The purchase option closing deadline for the second parcel of approximately 1.59 acres is June 2007.

OFFICE SEGMENT – UNCONSOLIDATED

During the year ended December 31, 2002, The Woodlands Commercial Properties Company, L.P. ("Woodlands CPC") sold three office properties and its 50% interest in one industrial property located within The Woodlands, Texas. The sales generated net proceeds, after the repayment of debt, of approximately $12.1 million, of which the Company's portion was approximately $6.4 million. The sales generated a net gain of approximately $13.5 million, of which the Company's portion was approximately $7.1 million. The proceeds were used primarily to pay down the Company's credit facility.

On December 19, 2002, the Woodlands CPC sold its 50% interest in the Woodlands Mall partnership located in The Woodlands, Texas. The sale generated net proceeds of approximately $38.4 million, of which the Company's 52.5% interest was approximately $20.2 million. The net gain on the sale of the property was approximately $33.6 million, of which the Company's portion was approximately $17.7 million. The proceeds were used primarily to pay down the Company's credit facility.

During the year ended December 31, 2001, the Woodlands CPC sold one office/venture tech property located within the Woodlands, Texas. The sale generated net proceeds, after the repayment of debt, of approximately $2.7 million, of which the Company's portion was approximately $1.3 million. The sale generated a gain of approximately $3.5 million, of which the Company's portion was approximately $1.7 million. The funds were used primarily to pay down the Company's credit facility.

During the year ended December 31, 2001, the Woodlands Land Development Company, L.P. ("WLDC") sold two office properties and one retail property located within the Woodlands, Texas. The sales generated net proceeds, after the repayment of debt, of approximately $41.8 million, of which the Company's portion was approximately $19.7 million. The sale generated a gain of $13.3 million, of which the Company's portion was $3.8 million. The proceeds were used primarily to pay down the Company's credit facility.

RESORT/HOTEL SEGMENT – UNDEVELOPED LAND – CONSOLIDATED

On September 30, 2002, the Company completed the sale of 30 acres of land adjacent to the Company's Canyon Ranch – Tucson Resort/Hotel Property, located in Tucson, Arizona, to an affiliate of the third party management company of the Company's Canyon Ranch Resort/Hotel Properties. The sales price of the land was approximately $9.4 million, for which the Company received $1.9 million of cash proceeds and a promissory note in the amount of $7.5 million with an interest rate at 6.5%, payable quarterly and maturing on October 1, 2007. The note receivable balance at December 31, 2003 was approximately $5.6 million. The Company recognized a net gain of approximately $5.5 million included in income from investment land sales, net in the Consolidated Statements of Operations for 2002. The net cash proceeds from the sale of the land were used to pay down the Company's credit facility. This land was wholly-owned by the Company. The Company has committed to fund a $2.4 million construction loan to the purchaser, which will be secured by 9 developed lots and a $0.4 million letter of credit. The Company had not funded any of the $2.4 million commitment as of December 31, 2003.

RESIDENTIAL DEVELOPMENT SEGMENT – UNCONSOLIDATED

On December 31, 2003, the Company sold all of its interests in The Woodlands, Texas, to a subsidiary of the Rouse Company. The interests sold by the Company consist of:

- » a 52.5% economic interest, including a 10% earned promotional interest, in WLDC, the partnership through which the Company owned its interest in The Woodlands residential development property, and a promissory note due in 2007 in the original principal amount of $10.6 million from WLDC;
- » a 75% interest in Woodlands Office Equities – '95 Limited Partnership, the partnership through which the Company owned its interests in four office properties located in The Woodlands;
- » a 52.5% economic interest, including a 10% earned promotional interest, in Woodlands CPC; and
- » a 52.5% economic interest, including a 10% earned promotional interest, in The Woodlands Operating Company, L.P.

Total consideration to the Company for the sale of its interests in The Woodlands was $387.0 million, approximately $202.8 million in cash and approximately $184.2 million in assumption of debt by the purchaser. The Company received approximately $18.0 million of the $202.8 million cash component prior to closing in the form of partnership distributions net of working capital adjustments. The debt represents 52.5% of the debt of the unconsolidated partnerships through which the Company owned its interests in The Woodlands. The sale resulted in a net gain of approximately $83.9 million, $49.2 million net of tax, to the Company. The Company allocated $15.0 million of the total consideration, which generated a $2.3 million net loss included in "Gain on real estate from discontinued operations, net of minority interests" in the Company's Consolidated Statements of Operations to the sale of its interest in Woodland's Office Equities – '95 Limited Partnership, which had four remaining office properties. These Office Properties were consolidated by the Company and included in its Office Segment and were classified as held for sale. The remaining $86.2 million gain is included in "Income from sale of investment in unconsolidated company, net" in the Company's Consolidated Statements of Operation.

Prior to the sale on December 31, 2003, and at December 31, 2002, $57.5 million and $67.5 million, respectively, were included in "Investment in unconsolidated companies" on the Consolidated Balance Sheets for the unconsolidated partnerships through which the Company owned its interests in The Woodlands. The "Equity in net income (loss) of unconsolidated companies" included in the Company's Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001 was $14.6 million, $52.8 million, and $26.9 million, respectively.

7. JOINT VENTURES

The Company entered into the following consolidated and unconsolidated joint ventures during the years ended December 31, 2003, 2002 and 2001:

OFFICE SEGMENT

Unconsolidated – 2003 Transactions

BriarLake Plaza

On October 8, 2003, the Company entered into a joint venture, Crescent One BriarLake, L.P., with affiliates of J.P. Morgan Fleming Asset Management, Inc. The joint venture purchased BriarLake Plaza, located in the Westchase submarket of Houston, Texas, for approximately $74.4 million. The Property is a 20-story, 502,000 square foot Class A office building. The affiliates of J.P. Morgan Fleming Asset Management, Inc. own a 70% interest, and the Company owns a 30% interest, in the joint venture. The initial cash equity contribution to the joint venture was $24.4 million, of which the Company's portion was $7.3 million. The Company's equity contribution and an additional working capital contribution of $0.5 million were funded primarily through a draw under the Company's credit facility. The remainder of the purchase price of the Property was funded by a secured loan to the joint venture in the amount of $50.0 million. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company manages and leases this Office Property on a fee basis. This Office Property is an unconsolidated investment and included in the Company's Office Segment.

Unconsolidated – 2002 Transactions

Three Westlake Park

On August 21, 2002, the Company entered into a joint venture arrangement with an affiliate of General Electric Pension Fund (the affiliate is referred to as "GE") in connection with which the Company contributed an Office Property, Three Westlake Park in Houston, Texas. GE made a cash contribution. The joint venture is structured such that GE holds an 80% equity interest in Three Westlake Park, and the Company continues to hold the remaining 20% equity interest in the Office Property, which is accounted for under the equity method. The joint venture generated approximately $47.1 million in net cash proceeds to the Company, resulting from the sale of its 80% equity interest and $6.6 million from the Company's portion of mortgage financing at the joint venture level. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company has no commitment to reinvest the cash proceeds back into the joint venture. The joint venture was accounted for as a partial sale of this Office Property, resulting in a gain of $17.0 million, net of deferred gain of approximately $4.3 million. The proceeds were used to pay down the Company's credit facility. The Company manages and leases the Office Property on a fee basis.

Miami Center

On September 25, 2002, the Company entered into a joint venture arrangement with an affiliate of a fund managed by JPMorgan Fleming Asset Management, Inc. (the affiliate is referred to as "JPM Fund I"), in connection with which JPM Fund I purchased a 60% interest in Crescent Miami Center, L.L.C. with a cash contribution. Crescent Miami Center, L.L.C. owns a 782,000 square foot Office Property, Miami Center, located in Miami, Florida. The joint venture is structured such that JPM Fund I holds a 60% equity interest in Miami Center, and the Company holds the remaining 40% equity interest in the Office Property, which is accounted for under the equity method. The joint venture generated approximately $111.0 million in net cash proceeds to the Company, resulting from the sale of its 60% equity interest and $32.4 million from the Company's portion of mortgage financing at the joint venture level. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company has no commitment to reinvest the cash proceeds into the joint venture. The joint venture was accounted for as a partial sale of this Office Property, resulting in a gain of approximately $4.6 million, net of deferred gain of approximately $3.5 million. The proceeds were used to pay down the Company's credit facility. The Company manages this Office Property on a fee basis.

Five Post Oak Park

On December 20, 2002, the Company entered into a joint venture arrangement, Five Post Oak Park, L.P., with GE. The joint venture purchased Five Post Oak Park located in the Galleria area of Houston, Texas, for $64.8 million. This Property is a 567,000 square foot Class A office building. GE owns a 70% interest, and the Company owns a 30% interest, in the joint venture. The initial cash equity contribution to the joint venture was $19.8 million, of which the Company's portion was $5.9 million. The Company's equity contribution and an additional working capital contribution of $0.3 million were funded through a draw under the Company's credit facility. The remainder of the purchase price of this Property was funded by a secured loan to the joint venture in the amount of $45.0 million. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company manages and leases the Office Property on a fee basis.

Unconsolidated – 2001 Transactions

Four Westlake Park and Bank One Tower

On July 30, 2001, the Company entered into two joint venture arrangements with GE in which the Company contributed two Office Properties, Four Westlake Park in Houston, Texas, and Bank One Tower in Austin, Texas, and GE made cash contributions. GE holds an 80% equity interest in each of these Office Properties and the Company holds the remaining 20% equity interest. The transactions generated approximately $120.0 million in net cash proceeds to the Company resulting from the sale of its 80% equity interest and from mortgage financing at the joint venture level. None of the mortgage financing at the joint venture level is guaranteed by the Company. The Company has no commitment to reinvest the cash proceeds back into the joint ventures. The joint ventures were accounted for as partial sales of these Office Properties, resulting in a gain of approximately $7.6 million, net of a deferred gain of approximately $1.9 million. The proceeds were used to pay down the Company's credit facility. The Company manages and leases these Office Properties on a fee basis.

5 Houston Center

On June 4, 2001, the Company entered into a joint venture arrangement with a pension fund advised by JPMorgan Fleming Asset Management, Inc. (the fund is referred to as "JPM Fund II") to construct the 5 Houston Center Office Property within the Company's mixed-use Office Property complex in Houston, Texas. This joint venture is structured such that the fund holds a 75% equity interest, and the Company holds a 25% equity interest, in the Property. The Company contributed approximately $8.5 million of land and $12.3 million of development costs to the joint venture and received a distribution of $14.8 million of net proceeds, resulting in a net equity position of $6.0 million for the Company. No gain or loss was recognized by the Company on this transaction. The development was completed on September 16, 2002, and was financed through a construction loan. The construction loan was refinanced and converted to a mortgage loan on September 8, 2003. The Company manages and leases this Office Property on a fee basis.

RESORT/HOTEL SEGMENT

Unconsolidated - 2003 and 2002 Transactions

Manalapan Hotel Partners

On November 21, 2003, Manalapan Hotel Partners, L.L.C. ("Manalapan"), owned 50% by the Company and 50% by WB Palm Beach Investors, L.L.C. ("Westbrook"), sold the Ritz Carlton Palm Beach Resort/Hotel Property in Palm Beach, Florida. The sale generated net proceeds of approximately $34.7 million, of which the Company's portion was approximately $18.0 million, and generated a net gain of approximately $6.7 million, of which the Company's portion was approximately $3.9 million. In addition, Manalapan retained its accounts receivable of approximately $2.4 million, of which the Company's portion is approximately $1.3 million, of which the Company received approximately $0.6 million in the first quarter of 2004. The proceeds from the sales were used primarily to pay down the Company's credit facility. This Property was an unconsolidated investment.

In October 2002, in a series of transactions, the Company acquired the remaining 75% economic interest in Manalapan. The Company acquired the additional interests in Manalapan for $6.5 million, which was funded by a draw on the Company's credit facility. Subsequently, the Company entered into a joint venture arrangement with Westbrook pursuant to which Westbrook purchased a 50% equity interest in Manalapan. The Company held the remaining 50% equity interest. During 2002, the Company recognized an impairment on this investment of approximately $2.6 million reflected in "Impairment charges related to real estate assets" to reflect fair value of the Company's 50% equity investment.

Consolidated - 2002 Transaction

Sonoma Mission Inn & Spa

On September 1, 2002, the Company entered into a joint venture arrangement with a subsidiary of Fairmont Hotels & Resorts, Inc. (the subsidiary is referred to as "FHR"), pursuant to which the Company contributed a Resort/Hotel Property, the Sonoma Mission Inn & Spa in Sonoma County, California and FHR purchased a 19.9% equity interest in the limited liability company that owns the Resort/Hotel Property. The Company continues to hold the remaining 80.1% equity interest. The joint venture generated approximately $8.0 million in net cash proceeds to the Company that were used to pay down the Company's credit facility. The Company loaned $45.1 million to the joint venture at an interest rate of LIBOR plus 300 basis points. The maturity date of the loan is the earlier of the date on which third-party financing is obtained, or one year. The joint venture exercised its option to extend the Company's $45.1 million loan for two successive six-month periods by paying a fee. The Company manages the limited liability company that owns the Sonoma Mission Inn & Spa, and FHR operates and manages this Property for the tenant under the Fairmont brand. FHR has a commitment to fund $10.0 million of future renovations at Sonoma Mission Inn & Spa through a mezzanine loan. As of December 31, 2002, $3.0 million was outstanding under this loan. This joint venture transaction was accounted for as a partial sale of this Resort/Hotel Property, resulting in a loss to the Company of approximately $4.0 million on the interest sold. The joint venture leases Sonoma Mission Inn & Spa to a taxable REIT subsidiary in which the Company also holds an 80.1% equity interest.

TEMPERATURE-CONTROLLED LOGISTICS SEGMENT

Unconsolidated - 2003 and 2002 Transactions

Vornado Crescent Carthage and KC Quarry, L.L.C.

On December 30, 2002, the Company contributed $11.2 million of notes receivable to purchase a 56% equity interest in VCQ. Vornado Realty Trust L.P. ("Vornado") contributed $8.8 million in cash to purchase a 44% equity interest. The assets of VCQ include two quarries and the related land, acquired by VCQ from AmeriCold Logistics LLC ("AmeriCold Logistics"), the tenant of the Company's Temperature-Controlled Logistics Properties, for a purchase price of $20.0 million. The purchase price was determined to be fair market value based on an independent appraisal. The Company's $11.2 million contribution consisted of three notes receivable from AmeriCold Logistics plus accrued interest, one for $2.0 million, one for $3.5 million, and one originally for $6.5 million including principal and interest, but which was paid down to approximately $5.5 million prior to the transaction date.

On December 31, 2002, VCQ purchased $5.7 million of trade receivables from AmeriCold Logistics at a 2% discount. The Company contributed approximately $3.1 million to VCQ for the purchase of the receivables. The receivables were collected during the first quarter of 2003.

On March 28, 2003, VCQ purchased $6.6 million of trade receivables from AmeriCold Logistics at a 2% discount. VCQ used cash from collection of trade receivables previously purchased from AmeriCold Logistics and a $2.0 million contribution from its owners, of which approximately $0.8 million represented the Company's contribution, for the purchase of the trade receivables. The receivables were collected during the second quarter of 2003.

On May 22, 2003, VCQ distributed cash of $3.2 million to the Company.

8. TEMPERATURE-CONTROLLED LOGISTICS

As of December 31, 2003, the Company held a 40% interest in the Temperature-Controlled Logistics Partnership, which owns all of the common stock, representing substantially all of the economic interest, of the Temperature-Controlled Logistics Corporation, which directly or indirectly owns the 87 Temperature-Controlled Logistics Properties, with an aggregate of approximately 440.7 million cubic feet (17.5 million square feet) of warehouse space.

The Temperature-Controlled Logistics Corporation leases the Temperature-Controlled Logistics Properties to AmeriCold Logistics, a limited liability company owned 60% by Vornado Operating L.P. and 40% by a subsidiary of COPI. The Company has no economic interest in AmeriCold Logistics. See Note 23, "COPI," for information on the proposed acquisition of COPI's 40% interest in AmeriCold Logistics by a new entity to be owned by the Company's shareholders.

AmeriCold Logistics, as sole lessee of the Temperature-Controlled Logistics Properties, leases the Temperature-Controlled Logistics Properties from the Temperature-Controlled Logistics Corporation under three triple-net master leases, as amended. On February 22, 2001, the Temperature-Controlled Logistics Corporation and AmeriCold Logistics agreed to restructure certain financial terms of the leases, including a reduction of the rental obligation for 2001 and 2002, the increase of the Temperature-Controlled Logistics Corporation's share of capital expenditures for the maintenance of the properties (effective January 1, 2000) and the extension of the date on which deferred rent is required to be paid to December 31, 2003. On March 2, 2004, the Temperature-Controlled Logistics Corporation and Americold Logistics amended the leases to further extend the deferred rent period to December 31, 2005 from December 31, 2004. The parties previously extended the deferred rent period to December 31, 2004 from December 31, 2003, on March 7, 2003.

Under terms of the leases, AmeriCold Logistics elected to defer $41.8 million of the total $155.5 million of rent payable for the year ended December 31, 2003. The Company's share of the deferred rent was $16.7 million. The Company recognizes rental income from the Temperature-Controlled Logistics Properties when earned and collected and has not recognized the $16.7 million of deferred rent in equity in net income of the Temperature-Controlled Logistics Properties for the year ended December 31, 2003. As of December 31, 2003, the Temperature-Controlled Logistics Corporation's deferred rent and valuation allowance from AmeriCold Logistics were $82.4 million and $74.3 million, respectively, of which the Company's portions were $33.0 million and $29.7 million, respectively.

The following table shows the total and the Company's portion of deferred rent and valuation allowance for the years ended December 31, 2003, 2002 and 2001:

(in thousands)	DEFERRED RENT		VALUATION ALLOWANCE	
	TOTAL	COMPANY'S PORTION	TOTAL	COMPANY'S PORTION
Cumulative deferred rent and valuation allowance balance for the year ended December 31, 2001	$ 48,200	$ 19,300	$ 40,100	$ 16,000
Waived Rent as of December 31, 2001	(39,800)	(15,900)	(39,800)	(15,900)
Balance at December 31, 2001	$ 8,400	$ 3,400	$ 300	$ 100
2002 Deferred Rent	32,200	12,900	32,200	12,900
Balance at December 31, 2002	$ 40,600	$ 16,300	$ 32,500	$ 13,000
2003 Deferred Rent	41,800	16,700	41,800	16,700
Balance at December 31, 2003	$ 82,400	$ 33,000	$ 74,300	$ 29,700

As of December 31, 2003, the Company also held a 56% interest in Vornado Crescent Carthage and KC Quarry, L.L.C. See Note 7, "Joint Ventures – Temperature-Controlled Logistics Segment," for additional information regarding this investment.

On February 5, 2004, the Temperature-Controlled Logistics Corporation completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., secured by 21 of its owned and seven of its leased temperature-controlled logistics properties. The loan matures in April 2009, bears interest at LIBOR plus 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. The net proceeds to the Temperature-Controlled Logistics Corporation were approximately $225.0 million, after closing costs and the repayment of approximately $12.9 million in existing mortgages. On February 6, 2004, the Temperature-Controlled Logistics Corporation distributed cash of approximately $90.0 million to the Company.

9. INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company has investments of 20% to 50% in eight unconsolidated joint ventures that own eight Office Properties. In addition, the Company, through ownership interests of 50% or less, or ownership of non-voting interests only, has other unconsolidated investments.

The following is a summary of the Company's ownership in significant unconsolidated joint ventures and equity investments as of December 31, 2003.

ENTITY	CLASSIFICATION	COMPANY'S OWNERSHIP AS OF DECEMBER 31, 2003
Main Street Partners, L.P.	Office (Bank One Center-Dallas)	50.0%[1]
Crescent Miami Center, LLC	Office (Miami Center – Miami)	40.0%[2]
Crescent 5 Houston Center, L.P.	Office (5 Houston Center-Houston)	25.0%[3]
Austin PT BK One Tower Office Limited Partnership	Office (Bank One Tower-Austin)	20.0%[4]
Houston PT Four Westlake Park Office Limited Partnership	Office (Four Westlake Park-Houston)	20.0%[4]
Houston PT Three Westlake Park Office Limited Partnership	Office (Three Westlake Park – Houston)	20.0%[4]
Crescent Five Post Oak Park, L.P.	Office (Five Post Oak – Houston)	30.0%[5]
Crescent One BriarLake Plaza, L.P.	Office (BriarLake Plaza – Houston)	30.0%[6]
The Woodlands Commercial Properties Company, L.P.	Office	–[7,8]
The Woodlands Land Development Company, L.P.	Residential Development	–[7,8]
Blue River Land Company, L.L.C.	Residential Development	50.0%[9]
EW Deer Valley, L.L.C.	Residential Development	41.7%[10]
Manalapan Hotel Partners, L.L.C.	Resort/Hotel (Ritz Carlton Palm Beach)	–[11]
Vornado Crescent Portland Partnership	Temperature-Controlled Logistics	40.0%[12]
Vornado Crescent Carthage and KC Quarry, L.L.C.	Temperature-Controlled Logistics	56.0%[13]
CR License, L.L.C.	Other	30.0%[14]
The Woodlands Operating Company, L.P.	Other	–[7,8]
Canyon Ranch Las Vegas, L.L.C.	Other	65.0%[15]
SunTX Fulcrum Fund, L.P. ("SunTx")	Other	29.7%[16]
G2 Opportunity Fund, L.P. ("G2")	Other	12.5%[17]

1 The remaining 50% interest in Main Street Partners, L.P. is owned by Trizec Properties, Inc.

2 The remaining 60% interest in Crescent Miami Center, LLC is owned by an affiliate of a fund managed by JP Morgan Fleming Asset Management, Inc.

3 The remaining 75% interest in Crescent 5 Houston Center, L.P. is owned by a pension fund advised by JP Morgan Fleming Asset Management, Inc.

4 The remaining 80% interest in each of Austin PT BK One Tower Office Limited Partnership, Houston PT Three Westlake Park Office Limited Partnership and Houston PT Four Westlake Park Office Limited Partnership is owned by an affiliate of GE.

5 The remaining 70% interest in Crescent Five Post Oak Park, L.P. is owned by an affiliate of GE.

6 The remaining 70% interest in Crescent One BriarLake Plaza, L.P. is owned by affiliates of JP Morgan Fleming Asset Management, Inc.

7 The Company sold its 52.5% economic interest, including a 10% earned promotional interest in each of the Woodlands CPC, WLDC and The Woodlands Operating Company, L.P. on December 31, 2003.

8 Distributions were made to partners based on specified payout percentages. During the year ended December 31, 2003, the payout percentage to the Company was 52.5%.

9 The remaining 50% interest in Blue River Land Company, L.L.C. is owned by parties unrelated to the Company.

10 The remaining 58.3% interest in EW Deer Valley, L.L.C. is owned by parties unrelated to the Company. EW Deer Valley, L.L.C. was formed to acquire, hold and dispose of its 3.3% ownership interest in Empire Mountain Village, L.L.C.

11 The Company sold its 50% interest in Manalapan on November 21, 2003.

12 The remaining 60% interest in Vornado Crescent Portland Partnership is owned by Vornado Realty Trust, L.P.

13 The remaining 44% in Vornado Crescent Carthage and KC Quarry, L.L.C. is owned by Vornado Realty Trust, L.P.

14 The remaining 70% interest in CR License, L.L.C. is owned by an affiliate of the management company of two of the Company's Resort/Hotel Properties.

15 The remaining 35% interest in Canyon Ranch Las Vegas, L.L.C. is owned by an affiliate of the management company of two of the Company's Resort/Hotel Properties.

16 SunTx's objective is to invest in a portfolio of acquisitions that offer the potential for substantial capital appreciation. The remaining 70.3% of SunTx is owned by a group of individuals unrelated to the Company. The Company's investment at December 31, 2003, was $10.6 million.

17 G2 was formed for the purpose of investing in commercial mortgage backed securities and other commercial real estate investments. The remaining 87.5% interest in G2 is owned by Goff-Moore Strategic Partners, L.P. ("GMSPLP") and by parties unrelated to the Company. G2 is managed and controlled by an entity that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation ("GMACCM"). See Note 21, "Related Party Transactions," for information regarding the ownership interests of trust managers and officers of the Company in GMSPLP.

IMPAIRMENTS OF UNCONSOLIDATED INVESTMENTS

HBCLP, Inc.

On December 31, 2003, the Company executed an agreement with HBCLP, Inc., pursuant to which the Company surrendered 100% of its investment in HBCLP, Inc. and released HBCLP, Inc. from its note obligation to the Company in exchange for cash of $3.0 million and other assets valued at approximately $8.7 million, resulting in an impairment charge of approximately $6.5 million reflected in "Impairment charges related to real estate assets" in the Company's Consolidated Statements of Operations.

CR License, L.L.C. and CRL Investments, Inc.

On February 14, 2002, the Company executed an agreement with COPI, pursuant to which COPI transferred to subsidiaries of the Company, pursuant to a strict foreclosure, COPI's 1.5% interest in CR License, L.L.C. and 5.0% interest, representing all of the voting stock, in CRL Investments, Inc. As of December 31, 2003, the Company had a 30% interest in CR License, L.L.C., the entity which owns the right to the future use of the "Canyon Ranch" name. In addition, as of December 31, 2003, the Company had a 100% interest in CRL Investments, Inc., which owns an approximately 65% economic interest in the Canyon Ranch Spa Club in the Venetian Hotel in Las Vegas, Nevada ("Canyon Ranch Las Vegas"). The Company evaluated its investment in Canyon Ranch Las Vegas and determined that an impairment charge was warranted. Accordingly, a $9.6 million impairment charge was recognized and reflected in the Company's Consolidated Statements of Operations for the year ended December 31, 2002 in "Impairment charges related to real estate assets."

DBL-CBO, Inc.

In 1999, DBL-CBO, Inc., a wholly-owned subsidiary of DBL Holdings, Inc. ("DBL"), in which the Company owned a 97.4% non-voting interest at December 31, 2002, acquired an aggregate of $6.0 million in principal amount of Class C-1 Notes issued by Juniper CBO 1999-1 Ltd., a Cayman Islands limited liability company. Juniper 1999-1 Class C-1 is the privately-placed equity interest of a collateralized bond obligation. During the year ended December 31, 2002, the Company recognized a charge related to this investment of $5.2 million reflected in "Equity in net income (loss) of unconsolidated companies, Other" in the Company's Consolidated Statements of Operations. As a result of this impairment charge, at December 31, 2002, this investment was valued at $0.

Metropolitan Partners, LLC

On May 24, 2001, the Company converted its $85.0 million preferred member interest in Metropolitan Partners, LLC into approximately $75.0 million of common stock of Reckson Associates Realty Corp. ("Reckson"), resulting in an impairment charge, including deferred acquisition costs of $1.9 million, of approximately $11.9 million reflected in "Impairments charges related to real estate assets" in the Company's Consolidated Statements of Operations. The Company subsequently sold the Reckson common stock on August 17, 2001, for approximately $78.6 million, resulting in a gain of approximately $3.6 million. The proceeds were used to pay down the Company's credit facility.

Other

During the year ended December 31, 2001, the Company recognized impairment losses of $5.0 million which were included in "Impairment charges related to real estate assets" related to the Company's investment in a fund that primarily held real estate investments and marketable securities.

SUMMARY FINANCIAL INFORMATION

The Company reports its share of income and losses based on its ownership interest in its respective equity investments, adjusted for any preference payments. As a result of the Company's transaction with COPI on February 14, 2002, certain entities that were reported as unconsolidated entities for the year ended December 31, 2001, are consolidated in the financial statements for the years ended December 31, 2003 and 2002. Additionally, certain unconsolidated subsidiaries of the newly consolidated entities are now shown separately as unconsolidated entities of the Company. As a result of the Company's January 2, 2003 purchase of the remaining 2.56% economic interest, representing 100% of the voting stock in DBL, DBL is consolidated in the December 31, 2003 financial statements. Because DBL owns a majority of the voting stock of MVDC and HADC, these two Residential Development Corporations are consolidated in the December 31, 2003 financial statements.

The unconsolidated entities that are included under the headings on the following tables are summarized below.

Balance Sheets as of December 31, 2003:

- Other Residential Development Corporations – This includes Blue River Land Company, L.L.C., and EW Deer Valley, L.L.C.;
- Temperature-Controlled Logistics – This includes the Temperature-Controlled Logistics Partnership and VCQ;
- Office – This includes Main Street Partners, L.P., Houston PT Three Westlake Park Office Limited Partnership, Houston PT Four Westlake Park Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park, L.P. and Crescent One BriarLake Plaza, L.P.; and
- Other – This includes Manalapan, CR License, L.L.C., Canyon Ranch Las Vegas, L.L.C., SunTx and G2.

Balance Sheets as of December 31, 2002:

» WLDC;
» Other Residential Development Corporations – This includes Blue River Land Company, L.L.C., MVDC and HADC;
» Resort/Hotel – This includes Manalapan;
» Temperature-Controlled Logistics – This includes the Temperature-Controlled Logistics Partnership and VCQ;
» Office – This includes Main Street Partners, L.P., Houston PT Three Westlake Park Office Limited Partnership, Houston PT Four Westlake Park Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park, L.P. and Woodlands CPC; and
» Other – This includes DBL, CR License, L.L.C., The Woodlands Operating Company, L.P., Canyon Ranch Las Vegas, L.L.C. and SunTx.

Summary Statements of Operations for the year ended December 31, 2003:

» WLDC;
» Other Residential Development Corporations– This includes the operating results for Blue River Land Company, L.L.C. and EW Deer Valley, L.L.C.;
» Resort/Hotel – This includes the operating results for Manalapan;
» Temperature-Controlled Logistics – This includes the operating results for the Temperature-Controlled Logistics Partnership and VCQ;
» Office – This includes the operating results for Main Street Partners, L.P., Houston PT Three Westlake Park Office Limited Partnership, Houston PT Four Westlake Park Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park, L.P., Crescent One BriarLake Plaza, L.P. and Woodlands CPC; and
» Other – This includes the operating results for CR License, L.L.C., The Woodlands Operating Company, L.P., Canyon Ranch Las Vegas, L.L.C., SunTx and G2.

Summary Statements of Operations for the year ended December 31, 2002:

» WLDC – This includes WLDC's operating results for the period February 15 through December 31, 2002, and TWLC's operating results for the period January 1, through February 14, 2002;
» Other Residential Development Corporations– This includes the operating results for DMDC and CRDI for the period January 1, through February 14, 2002, the operating results of Blue River Land Company, L.L.C. and Manalapan for the period February 15, through December 31, 2002, and the operating results of MVDC and HADC;
» Resort/Hotel – This includes the Company's 50% interest in Manalapan from October 22, 2002 through December 31, 2002. Prior to October 22, 2002, CRDI held a 25% interest in Manalapan, which is included in "Other Residential Development Corporations;"
» Temperature-Controlled Logistics – This includes the operating results for the Temperature-Controlled Logistics Partnership and VCQ;
» Office – This includes the operating results for Main Street Partners, L.P., Houston PT Three Westlake Park Office Limited Partnership, Houston PT Four Westlake Park Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Woodlands CPC and Crescent Miami Center, L.L.C; and
» Other – This includes the operating results for DBL, CR License, L.L.C., The Woodlands Operating Company, L.P., Canyon Ranch Las Vegas, L.L.C., and SunTx.

Summary Statements of Operations for the year ended December 31, 2001:

» Crescent Resort Development, Inc.- This includes the operating results of CRDI;
» WLDC
» Other Residential Development Corporations – This includes the operating results of DMDC, MVDC and HADC;
» Temperature-Controlled Logistics – This includes the operating results for the Temperature-Controlled Logistics Partnership; and
» Office – This includes the operating results for Main Street Partners, L.P., Crescent 5 Houston Center, L.P., Houston PT Four Westlake Park Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership and Woodlands CPC.

Balance Sheets:

(in thousands)	AS OF DECEMBER 31, 2003					
	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.	OTHER RESIDENTIAL DEVELOPMENT CORPORATIONS	TEMPERATURE-CONTROLLED LOGISTICS	OFFICE	OTHER	TOTAL
Real estate, net	$–	$25,033	$1,187,387	$754,882		
Cash	–	613	12,439	31,309		
Other assets	–	1,543	88,668	51,219		
Total assets	$–	$27,189	$1,288,494	$837,410		
Notes payable	$–	$ 4,989	$548,776	$515,047		
Notes payable to the Company	–	–	–	–		
Other liabilities	–	344	11,084	29,746		
Equity	–	21,856	728,634	292,617		
Total liabilities and equity	$–	$27,189	$1,288,494	$837,410		
Company's share of unconsolidated debt	$–	$ 2,495	$ 219,511	$172,376	$ –	$394,382
Company's investments in unconsolidated companies	$–	$11,854	$ 300,917	$102,519	$28,684	$443,974

Summary Statements of Operations:

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2003						
	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.	OTHER RESIDENTIAL DEVELOPMENT CORPORATIONS	RESORT/ HOTEL[1]	TEMPERATURE-CONTROLLED LOGISTICS	OFFICE[2]	OTHER	TOTAL
Total revenues	$135,411	$ 652	$35,990	$124,413	$140,188		
Expenses:							
Operating expense	100,005	565	27,004	24,158[3]	60,576		
Interest expense	6,991	–	2,815	41,727	29,976		
Depreciation and amortization	6,735	–	2,626	58,014	35,613		
Tax expense (benefit)	–	–	1,118	(2,240)	–		
Other (income) expense	–	–	(7,984)	(2,926)	–		
Total expenses	$113,731	$ 565	$25,579	$118,733	$126,165		
Net income, impairments and gain (loss) on real estate from discontinued operations	(727)	–	–	810	10,533		
Net income	$ 20,953	$ 87	$10,411	$ 6,490[3]	$ 24,556		
Company's equity in net income (loss) of unconsolidated companies	$ 11,000	$(573)	$ 5,760	$ 2,172	$ 10,469	$(4,053)	$24,775

1 This column includes information for Manalapan, which was sold on November 21, 2003.
2 This column includes information for BriarLake Plaza, which was acquired through a joint venture October 8, 2003.
3 Inclusive of the preferred return paid to Vornado Realty Trust (1% per annum of the total combined assets).

Balance Sheets:

	AS OF DECEMBER 31, 2002						
(in thousands)	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.	OTHER RESIDENTIAL DEVELOPMENT CORPORATIONS	RESORT/ HOTEL	TEMPERATURE-CONTROLLED LOGISTICS	OFFICE	OTHER	TOTAL
Real estate, net	$388,587	$43,848	$81,510	$1,238,810	$ 845,019		
Cash	15,289	5,592	3,022	13,213	43,296		
Other assets	46,934	2,244	4,415	88,327	35,609		
Total assets	$450,810	$51,684	$88,947	$1,340,350	$ 923,924		
Notes payable	$284,547	$ –	$56,000	$ 574,931	$ 507,679		
Notes payable to the Company	10,625	–	–	–	–		
Other liabilities	70,053	17,282	5,996	9,579	53,312		
Equity	85,585	34,402	26,951	755,840	362,933		
Total liabilities and equity	$450,810	$51,684	$88,947	$1,340,350	$ 923,924		
Company's share of unconsolidated debt	$120,933	$ –	$28,000	$ 229,972	$ 180,132	$ –	$559,037
Company's investments in unconsolidated companies	$ 33,960	$39,187	$13,473	$ 304,545	$ 133,530	$ 37,948	$562,643

Summary Statements of Operations:

	FOR THE YEAR ENDED DECEMBER 31, 2002						
(in thousands)	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.	OTHER RESIDENTIAL DEVELOPMENT CORPORATIONS	RESORT/ HOTEL	TEMPERATURE-CONTROLLED LOGISTICS	OFFICE[1]	OTHER	TOTAL
Total revenues	$168,142	$118,492	$6,283	$111,604	$90,166		
Expenses:							
Operating expense	92,414	106,542	5,455	15,742[2]	48,245		
Interest expense	5,132	4,661	689	42,695	19,909		
Depreciation and amortization	3,816	4,226	472	59,328	23,226		
Tax expense (benefit)	406	(190)	(108)	–	–		
Other (income) expense	–	(25)	–	(1,228)	–		
Total expenses	$101,768	$115,214	$6,508	$116,537	$91,380		
Loss on property sales, net	–	–	–	(3,377)	48,275		
Net income (loss)	$ 66,374	$ 3,278	$ (225)	$ (8,310)[2,3]	$ 47,061		
Company's equity in net income (loss) of unconsolidated companies	$ 33,847	$ 5,931	$ (115)	$ (2,933)	$23,431	$(6,609)[4]	$53,552

1 This column includes information for Three Westlake Park, which was contributed by the Company to a joint venture on August 21, 2002, Miami Center, which was contributed by the Company to a joint venture on September 25, 2002, and Five Post Oak Park, which was acquired by the Company in a joint venture transaction on December 20, 2002. Information is included from the date of contribution of Three Westlake Park and Miami Center and acquisition of Five Post Oak Park.

2 Inclusive of the preferred return paid to Vornado Realty Trust (1% per annum of the total combined assets).

3 Excludes the goodwill write-off for Temperature-Controlled Logistics Segment, which is recorded in the accompanying financial statements as a cumulative effect of a change in accounting principle.

4 Includes impairment of DBL-CBO of $5.2 million.

Summary Statements of Operations:

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2001						
	THE WOODLANDS LAND COMPANY, INC.	CRESCENT RESORT DEVELOPMENT INC.	OTHER RESIDENTIAL DEVELOPMENT CORPORATIONS	TEMPERATURE-CONTROLLED LOGISTICS	OFFICE[1]	OTHER	TOTAL
Total revenues	$188,178	$195,163	$93,462	$127,033	$88,835	$	
Expenses:							
Operating expense	104,486	175,424	83,074	20,350[2]	37,128		
Interest expense	4,967	1,373	1,641	44,988	19,184		
Depreciation and Amortization	5,599	2,726	6,185	58,855	19,387		
Tax expense	14,676	641	(4,222)	–	–		
Total expenses	$129,728	$180,164	$86,678	$124,193	$75,699		
Net income	$ 58,450	$ 14,999	$ 6,784	$ 2,840[2]	$ 13,136		
Company's equity in net income of unconsolidated companies	$ 20,943	$ 14,944	$ 5,127	$ 1,136	$ 6,124	$2,957	$ 51,231

1 This column includes information for Four Westlake Park and Bank One Tower, which were contributed by the Company to joint ventures on July 30, 2001. Information for both of these properties is included from the date of contribution.

2 *Inclusive of the preferred return paid to Vornado Realty Trust (1% per annum of the total combined assets).*

Unconsolidated Debt Analysis

The following table shows, as of December 31, 2003, information about the Company's share of unconsolidated fixed and variable rate debt and does not take into account any extension options, hedge arrangements or the entities' anticipated pay-off dates.

DESCRIPTION	BALANCE OUTSTANDING AT DECEMBER 31, 2003	COMPANY SHARE OF BALANCE AT DECEMBER 31, 2003	INTEREST RATE AT DECEMBER 31, 2003	MATURITY DATE	FIXED/ VARIABLE SECURED/ UNSECURED
(in thousands)					
Temperature-Controlled Logistics Segment:					
Vornado Crescent-Portland Partnership – 40% Company					
Goldman Sachs[1]	$ 496,123	$198,449	6.89%	5/11/2023	Fixed/ Secured
Various Capital Leases	36,270	14,509	4.84 to 13.63%	6/1/2006 to 4/1/2017	Fixed/ Secured
Various Mortgage Notes	16,383	6,553	7.00 to 12.88%	4/1/2004 to 4/1/2009	Fixed/ Secured
	$ 548,776	$219,511			
Office Segment:					
Main Street Partners, L.P. – 50% Company[2,3,4]	$ 130,559	$ 65,279	5.52%	12/1/2004	Variable/ Secured
Crescent 5 Houston Center, L.P. – 25% Company	90,000	22,500	5.00%	10/1/2008	Fixed/ Secured
Crescent Miami Center, LLC – 40% Company	81,000	32,400	5.04%	9/25/2007	Fixed/ Secured
Crescent One BriarLake Plaza, L.P. – 30% Company	50,000	15,000	5.40%	11/1/2010	Fixed/ Secured
Houston PT Four Westlake Office Limited Partnership – 20% Company	48,087	9,617	7.13%	8/1/2006	Fixed/ Secured
Crescent Five Post Oak Park, L.P. – 30% Company	45,000	13,500	4.82%	1/1/2008	Fixed/ Secured
Austin PT BK One Tower Office Limited Partnership – 20% Company	37,401	7,480	7.13%	8/1/2006	Fixed/ Secured
Houston PT Three Westlake Office Limited Partnership – 20% Company	33,000	6,600	5.61%	9/1/2007	Fixed/ Secured
	$ 515,047	$172,376			
Residential Segment:					
Blue River Land Company, L.L.C. – 50% Company[5]	$ 4,989	$ 2,495	4.12%	6/30/2004	Variable/ Secured
	$ 4,989	$ 2,495			
Total Unconsolidated Debt	$1,068,812	$394,382			
Fixed Rate/Weighted Average			6.66%	13.8 years	
Variable Rate/Weighted Average			5.47%	0.9 years	
Total Weighted Average			6.45%	11.6 years	

1 URS Real Estate, L.P. and Americold Real Estate, L.P., subsidiaries of the Temperature-Controlled Logistics Corporation, expect to repay this note on the Optional Prepayment Date of April 11, 2008. The overall weighted average maturity would be 4.21 years based on this date.

2 Senior Note – Note A: $82.2 million at variable interest rate, LIBOR + 189 basis points, $4.8 million at variable interest rate, LIBOR + 250 basis points with a LIBOR floor of 2.50%. Note B: $24.2 million at variable interest rate, LIBOR + 650 basis points with a LIBOR floor of 2.50%. Mezzanine Note – $19.3 million at variable interest rate, LIBOR + 890 basis points with a LIBOR floor of 3.0%. Interest-rate cap agreement maximum LIBOR of 4.52% on all notes. All notes amortized based on a 25-year schedule.

3 This loan has two one-year extension options.

4 The Company and its joint venture partner each obtained a separate Letter of Credit to guarantee the repayment of up to $4.3 million each of principal of the Main Street Partners, L.P. loan.

5 The variable rate loan has an interest rate of LIBOR + 300 basis points. East West Resort Development III, L.P. provides an unconditional guarantee of up to 70% of the maximum $9.0 million available under this facility with U.S. Bank National Association. There was approximately $5.0 million outstanding at December 31, 2003, and the guarantee was equal to $3.5 million.

The following table shows, as of December 31, 2003, information about the Company's share of unconsolidated fixed and variable rate debt and does not take into account any extension options, hedge arrangements or the entities' anticipated pay-off dates.

(in thousands)	BALANCE	PERCENTAGE OF DEBT	WEIGHTED AVERAGE RATE	WEIGHTED AVERAGE MATURITY
Fixed Rate Debt	$326,608	83%	6.66%	13.8 years
Variable Rate Debt	67,774	17%	5.47%	0.9 years
Total Debt	$394,382	100.00%	6.45%	11.6 years

Listed below is the Company's share of aggregate principal payments, by year, required as of December 31, 2003, related to the Company's unconsolidated debt. Scheduled principal installments and amounts due at maturity are included.

(in thousands)	SECURED DEBT[1]
2004	$ 75,830
2005	9,916
2006	23,816
2007	46,715
2008	43,007
Thereafter	195,098
	$394,382

1 These amounts do not represent the effect of extension options.

10. OTHER ASSETS, NET

	DECEMBER 31,	
(in thousands)	2003	2002
Leasing costs	**$ 142,397**	$ 144,729
Deferred financing costs	**61,421**	53,658
Prepaid expenses	**13,294**	14,586
Marketable securities	**12,960**[1]	9,461[2]
Other intangibles	**67,143**	65,405
Intangible office leases	**16,875**	7,590
Other	**38,719**	37,809
	$ 352,809	$ 333,238
Less – accumulated amortization	**(137,546)**	(153,415)
	$ 215,263	$ 179,823

1 During the year ended December 31, 2003, the Company recognized an approximately $2.1 million impairment related to its investment in preferred equity in Captivate Network, Inc.
2 During the year ended December 31, 2002, the Company recognized approximately $2.5 million in impairments related to two investments.

11. NOTES PAYABLE AND BORROWINGS UNDER CREDIT FACILITY

The following is a summary of the Company's debt financing at December 31, 2003 and 2002:

(in thousands)	DECEMBER 31, 2003	2002
Secured Debt		
Fleet Fund I and II Term Loan[1] due May 2005, bears interest at LIBOR plus 350 basis points (at December 31, 2003, the interest rate was 4.63%), with a four-year interest-only term, secured by equity interests in Funding I and II	**$264,214**	$275,000
AEGON Partnership Note[2] due July 2009, bears interest at 7.53% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the Funding III, IV and V Properties	**260,101**	265,200
LaSalle Note I[3] due August 2027, bears interest at 7.83% with monthly principal and interest payments based on a 25-year amortization schedule through maturity in August 2027, secured by the Funding I Properties	**235,037**	238,062
Deutsche Bank-CMBS Loan[4] due May 2004, bears interest at the 30-day LIBOR rate (with a floor of 3.50%) plus 234 basis points (at December 31, 2003, the interest rate was 5.84%), with a three-year interest-only term and two one-year extension options, secured by the Funding X Properties and Spectrum Center	**220,000**	220,000
JP Morgan Mortgage Note[5] bears interest at a fixed rate of 8.31% with monthly principal and interest payments based on a 25-year amortization schedule through maturity in October 2016, secured by the Houston Center mixed-use Office Property Complex	**191,311**	195,515
LaSalle Note II[6] bears interest at 7.79% with an initial seven-year interest-only term (through March 2003), followed by monthly principal and interest payments based on a 25-year amortization schedule through maturity in March 2028, secured by the Funding II Properties and securities	**159,560**	161,000
Fleet Term Loan[7] due February 2004, bears interest at LIBOR rate plus 450 basis points (at December 31, 2003, the interest rate was 5.62%) with an interest only term, secured by excess cash flow distributions from Funding III, Funding IV and Funding V	**75,000**	–
Cigna Note[8] due June 2010, bears interest at 5.22% with an interest-only term, secured by 707 17th Street Office Property and the Denver Marriott City Center	**70,000**	–
Cigna Note[8] due March 2003, bears interest at 7.47% with an interest only term, secured by the 707 17th Street Office Property and the Denver Marriott City Center	**–**	63,500
National Bank of Arizona Revolving Line of Credit[9] with maturities ranging from November 2004 to December 2005, bears interest ranging from 4.00% to 5.00%, secured by certain DMDC assets	**40,588**	34,580
Bank of America Note[10] due May 2013, bears interest at 5.53% with an initial 2.5-year interest-only term (through November 2005), followed by monthly principal and interest payments based on a 30-year amortization schedule, secured by The Colonnade Office Property	**38,000**	–
Metropolitan Life Note V[11] due December 2005, bears interest at 8.49% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the Datran Center Office Property	**37,506**	38,127
Northwestern Life Note due November 2008, bears interest at 4.94% with an interest-only term, secured by the 301 Congress Avenue Office Property[12]	**26,000**	26,000
Northwestern Life Note II[13] due July 2007, bears interest at 7.40%, with monthly principal and interest payments based on a 25-year amortization schedule, secured by 3980 Howard Hughes Parkway Office Property	**10,713**	–
Woodmen of the World Note[14] due April 2009, bears interest at 8.20% with an initial five-year interest-only term (through November 2006), followed by monthly principal and interest payments based on a 25-year amortization schedule, secured by the Avallon IV Office Property	**8,500**	8,500
Nomura Funding VI Note[15] bears interest at 10.07% with monthly principal and interest payments based on a 25-year amortization schedule through maturity in July 2020, secured by the Canyon Ranch – Lenox	**7,853**	8,028

(in thousands)	DECEMBER 31, 2003	2002
Mitchell Mortgage Note due December 2003, bears interest at 7.00% with an interest-only term, secured by one of The Woodlands Office Properties	-	1,743
FHI Finance Loan bears interest at LIBOR plus 450 basis points (at December 31, 2003, the interest rate was 5.67%), with an initial interest only term until the Net Operating Income Hurdle Date[16], followed by monthly principal and interest payments based on a 20-year amortization schedule through maturity in September 2009, secured by the Sonoma Mission Inn & Spa	**2,959**	–
Construction, acquisition and other obligations, bearing fixed and variable interest rates ranging from 2.90% to 10.50% at December 31, 2003, with maturities ranging between February 2004 and September 2008, secured by various CRDI and MVDC projects[17]	**47,357**	58,655
Unsecured Debt		
2009[18] Notes bear interest at a fixed rate of 9.25% with a seven-year interest-only term, due April 2009 with a call date of April 2006	**375,000**	375,000
2007[18] Notes bear interest at a fixed rate of 7.50% with a ten-year interest-only term, due September 2007	**250,000**	250,000
Credit Facility[19] interest only due May 2005, bears interest at LIBOR plus 212.5 basis points (at December 31, 2003, the interest rate was 3.35%)	**239,000**	164,000
	$2,558,699	$2,382,910

1 In October 2003, the Company received approval from the lending group to modify key financial and other covenants in the Fleet I and II Term Loan. In connection with these modifications, the Company agreed to increase the interest rate on this loan to LIBOR plus 350 basis points from LIBOR plus 325 basis points. In December 2003, the Company retired $10.8 million of the facility to release Las Colinas Plaza and Liberty Plaza from the collateral pool. In January 2004, the Company retired an additional $105.0 million to release the remaining Funding II Properties.

2 The outstanding balance of this note at maturity will be approximately $224.1 million.

3 In August 2007, the interest rate will increase, and the Company is required to remit, in addition to the monthly debt service payment, excess property cash flow, as defined, to be applied first against principal and thereafter against accrued excess interest, as defined. It is the Company's intention to repay the note in full at such time (August 2007) by making a final payment of approximately $221.7 million.

4 This includes both a Deutsche Bank-CMBS note and a Fleet-Mezzanine note. The notes are due May 2004, and bear interest at the 30-day LIBOR rate plus a spread of (i) 164.7 basis points for the CMBS note (at December 31, 2003, the interest rate was 5.147%), and (ii) 600 basis points for the Mezzanine note (at December 31, 2003, the interest rate was 9.5%). The blended rate at December 31, 2003, for the two notes was 5.84%. Both notes have a LIBOR floor of 3.5%. The notes have three-year interest only terms and two one-year extension options. The Fleet-Mezzanine note is secured by the Company's interests in Funding X and Crescent Spectrum Center, L.P. and the Company's interest in each of their general partners.

5 In October 2006, the interest rate will adjust based on current interest rates at that time. It is the Company's intention to repay the note in full at such time (October 2006) by making a final payment of approximately $177.8 million.

6 In December 2003, the Company purchased $9.6 million in U.S. Treasury and government agency sponsored securities to defease approximately $8.7 million of the loan which related to Las Colinas Plaza, to release the Property from the Deed of Trust. In January 2004, the Company purchased $170.0 million in U.S. Treasury and government sponsored agency securities to defease the remaining amount of the loan and release the rest of the Funding II Properties. The securities were placed in a collateral account for the sole purpose of funding payments of principal and interest on the La Salle Note II. The marketable securities have interest and maturities that coincide with the scheduled debt service payments of the loan and ultimate payment of principal in March 2006.

7 In February 2004, the Company exercised its option to extend this loan until February 2007.

8 During the first quarter of 2003, the Company paid in full the $63.5 million Cigna Note, with a draw under the Company's credit facility and entered into the $70.0 million loan from Cigna in the second quarter of 2003.

9 This facility is a $51.8 million line of credit secured by certain DMDC land and improvements ("vertical facility"), club facilities ("club loan"), notes receivable ("warehouse facility") and additional land ("short-term facility"). The line restricts the vertical facility and club loan to a maximum outstanding amount of $40.0 million and is subject to certain borrowing base limitations and bears interest at prime (at December 31, 2003, the interest rate was 4.0%). The warehouse facility bears interest at prime plus 100 basis points (at December 31, 2003, the interest rate was 5.0%) and is limited to $10.0 million. The short-term facility bears interest at prime plus 50 basis points (at December 31, 2003, the interest rate was 4.5%) and is limited to $1.8 million. The blended rate at December 31, 2003, for the vertical facility and club loan, the warehouse facility and the short-term facility was 4.2%.

10 The Company assumed this loan in connection with the Colonnade acquisition. The outstanding principal balance of this loan at maturity will be approximately $33.4 million.

11 The outstanding principal balance of this loan at maturity will be approximately $36.1 million.

12 In October 2003, the Company refinanced the original $26.0 million Northwestern Life Note on 301 Congress, bearing interest of 7.66%, which had a maturity date of January 1, 2004.

13 The Company assumed this loan in connection with the Hughes Center acquisitions. The outstanding principal balance of this loan at maturity will be approximately $8.7 million. The balance at December 31, 2003, includes approximately $1.1 million of premium which will be amortized over the term of the loan. The effective interest rate, including the premium, is 3.8%.

14 The outstanding principal balance of this loan at maturity will be approximately $8.2 million.

15 In July 2010, the interest rate will adjust based on current interest rates at that time. It is the Company's intention to repay the note in full at such time (July 2010) by making a final payment of approximately $6.1 million.

16 The Company's joint venture partner, which owns a 19.9% interest in the Sonoma Mission Inn & Spa, has a commitment to fund $10.0 million of future renovations at the Sonoma Mission Inn & Spa through a mezzanine loan. The Net Operating Income Hurdle Date, as defined in the loan agreement, is the date as of which the Sonoma Mission Inn & Spa has achieved an aggregate Adjusted Net Operating Income, as defined in the loan agreement, of $12 million for a period of 12 consecutive calendar months.

17 Includes $10.8 million of fixed rate debt ranging from 2.9% to 10.5% and $36.5 million of variable rate debt ranging from 4.0% to 5.0%. In June 2003, CRDI entered into an interest rate cap agreement with Bank of America with an initial notional amount of $0.8 million, increasing monthly to up to $28.3 million in September 2004, based on the amount of the related loan. As of December 2003, $10.9 million was outstanding under this loan. The agreement limits the interest rate exposure on the notional amount to a maximum prime rate, as defined in the agreement, of 4.1%.

18 To incur any additional debt, the indenture requires the Company to meet thresholds for a number of customary financial and other covenants including maximum leverage ratios, minimum debt service coverage ratios, maximum secured debt as a percentage of total undepreciated assets, and ongoing maintenance of unencumbered assets. Additionally, as long as the 2009 Notes are not rated investment grade, there are restrictions on the Company's ability to make certain payments, including distributions to shareholders and investments.

19 The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including leverage ratios, debt service coverage ratios, limitations on additional secured and total indebtedness, limitations on distributions, and a minimum net worth requirement, and with respect solely to Funding VIII, adjusted net operating income to actual debt service, adjusted net operating income to pro forma debt service, office assets as a percentage of total assets, and minimum leasing requirements. In addition, availability under the Credit Facility is limited by total indebtedness to total asset value. At December 31, 2003, the maximum borrowing capacity under the credit facility was $379.5 million. The outstanding balance excludes letters of credit issued under the Company's credit facility of $7.9 million which reduce the Company's maximum borrowing capacity. In November 2003, the Company and the lending group modified key financial and other covenants in the Credit Facility. In connection with these modifications, the Company agreed to increase the interest rate on this facility to LIBOR plus 212.5 basis points from LIBOR plus 187.5 basis points. In December 2003, the Company exercised its option to extend the facility's maturity to May 2005.

The following table shows information about the Company's consolidated fixed and variable rate debt and does not take into account any extension options, hedging arrangements or the Company's anticipated payoff dates.

(in thousands)	BALANCE	PERCENTAGE OF DEBT[1]	WEIGHTED AVERAGE RATE	WEIGHTED AVERAGE MATURITY
Fixed Rate Debt	$1,680,408	66%	7.9%	10.4 years
Variable Rate Debt	878,291	34	4.4	1.2 years
Total Debt	$2,558,699	100%	6.8%[2]	6.8 Years

1 Balance excludes hedges. The percentages for fixed rate debt and variable rate debt, including the $500.0 million of hedged variable rate debt, are 85% and 15%, respectively.
2 Including the effect of hedge arrangements, the overall weighted average interest rate would remain 6.8%.

Listed below are the aggregate principal payments by year required as of December 31, 2003 under indebtedness of the Company. Scheduled principal installments and amounts due at maturity are included.

(in thousands)	SECURED DEBT	UNSECURED DEBT	UNSECURED DEBT LINE OF CREDIT	TOTAL[1]
2004	$ 350,385	$ –	$ –	$ 350,385
2005	359,922	–	239,000	598,922
2006	20,985	–	–	20,985
2007	35,895	250,000	–	285,895
2008	48,356	–	–	48,356
Thereafter	879,156	375,000	–	1,254,156
	$ 1,694,699	$625,000	$239,000	$ 2,558,699

1 These amounts do not reflect the effect of two one-year extension options on the Deutsche Bank – CMBS Loan or the extension of the Fleet Term Loan to 2007.

The Company is generally obligated by its debt agreements to comply with financial covenants, affirmative covenants and negative covenants, or some combination of these types of covenants. Failure to comply with covenants generally will result in an event of default under that debt instrument. Any uncured or unwaived events of default under the Company's loans can trigger an increase in interest rates, an acceleration of payment on the loan in default, and for the Company's secured debt, foreclosure on the Property securing the debt. In addition, a default by the Company or any of its subsidiaries with respect to any indebtedness in excess of $5.0 million generally will result in a default under the Credit Facility, 2007 bonds, 2009 bonds, the Fleet Fund I and II Term Loan and the Fleet Term Loan after the notice and cure periods for the other indebtedness have passed. As of December 31, 2003, no event of default had occurred, and the Company was in compliance with all of covenants related to its outstanding debt. The Company's debt facilities generally prohibit loan pre-payment for an initial period, allow pre-payment with a penalty during a following specified period and allow pre-payment without penalty after the expiration of that period. During the year ended December 31, 2003, there were no circumstances that required prepayment or increased collateral related to the Company's existing debt.

In addition to the subsidiaries listed in Note 1, "Organization and Basis of Presentation," certain other subsidiaries of the Company were formed primarily for the purpose of obtaining secured and unsecured debt or joint venture financings. These entities, all of which are consolidated and are grouped based on the Properties to which they relate, are: Funding I and Funding II Properties (CREM Holdings, LLC, Crescent Capital Funding, LLC, Crescent Funding Interest, LLC, CRE Management I Corp., CRE Management II Corp.); Funding III Properties (CRE Management III Corp.); Funding IV Properties (CRE Management IV Corp.); Funding V Properties (CRE Management V Corp.); Funding VI Properties (CRE Management VI Corp.); Funding VIII Properties (CRE Management VIII, LLC); 707 17th Street (Crescent 707 17th Street, LLC); Funding X Properties (CREF X Holdings Management, LLC, CREF X Holdings, L.P., CRE Management X, LLC); Spectrum Center (Spectrum Mortgage Associates, L.P., CSC Holdings Management, LLC, Crescent SC Holdings, L.P., CSC Management, LLC), The BAC-Colonnade (CEI Colonnade Holdings, LLC), and Crescent Finance Company.

Defeasance of LaSalle Note II

In December 2003, the Company purchased $9.6 million of U.S. Treasury and government sponsored agency securities and placed those securities into a collateral account for the sole purpose of funding payments of principal and interest payments on approximately $8.7 million of the LaSalle Note II, in order to release the lien on the Las Colinas retail property, which was held in Funding II and sold on December 15, 2003. The initial weighted average yield on the securities was 2.10%. In January 2004, the Company purchased an additional $170.0 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 1.76% and placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of the LaSalle Note II, in order to release the lien on the remaining properties securing the loan. The cash from these marketable securities have interest and maturities that coincide with the scheduled debt service payments of the senior notes and ultimate payment of principal.

Additional Debt Financing

In January 2004, the Company entered into an agreement with Bank of America Securities LLC ("Bank of America") and Deutsche Bank for an additional $275.0 million secured loan. The loan has an initial two-year term maturing in January 2006, with a one-year extension option and bears interest at an annual rate of LIBOR plus 275 basis points. This rate decreased to LIBOR plus 225 basis points upon closing of syndication of the loan in February 2004. The loan is secured by 10 of the 12 properties that were in Funding II at December 31, 2003. The loan is subject to the same covenant requirements as the credit facility. The net proceeds were used to reduce the outstanding principal balance of the $275.0 million Fleet Fund I and II Term Loan by approximately $104.2 million. The remaining proceeds were used to purchase U.S. Treasury and government sponsored agency securities in an amount sufficient to defease the remaining portion of the LaSalle Note II.

Debt Refinancing and Fleet Facility

In May 2001, the Company (i) repaid and retired the UBS Facility which consisted of the UBS Line of Credit, the UBS Term Loan I and the UBS Term Loan II; (ii) repaid and retired the iStar Financial Note; and (iii) modified and replaced the Fleet Term Note II with proceeds from a $970.0 million debt refinancing. In May 2001, the Company wrote off $10.8 million of deferred financing costs related to the early extinguishment of the UBS Facility, which is included in the Company's Consolidated Statements of Operations as "Extinguishment of debt."

Debt Offering

On April 15, 2002, the Company completed a private offering of $375.0 million in senior, unsecured notes due in 2009. On October 15, 2002, the Company completed an exchange offer pursuant to which it exchanged notes registered with the SEC for $325.0 million of the privately issued notes. In addition, the Company registered for resale the remaining $50.0 million of the privately issued notes, which were issued to Richard E. Rainwater, the Chairman of the Board of Trust Managers, and certain of his affiliates and family members. The notes bear interest at an annual rate of 9.25% and were issued at 100% of issue price. The notes are callable after April 15, 2006. Interest is payable on April 15, and October 15, of each year, beginning October 15, 2002.

The net proceeds from the offering of notes were approximately $366.5 million. Approximately $309.5 million of the proceeds were used to pay down amounts outstanding under the Company's credit facility, and the remaining proceeds were used to pay down $5.0 million of short-term indebtedness and redeem approximately $52.0 million of preferred Class A Units in Funding IX from GMACCM. See Note 19, "Sale of Preferred Equity Interests in Subsidiary," for a description of the Class A Units in Funding IX previously held by GMACCM.

12. INTEREST RATE CAPS

In June 2003, CRDI, a consolidated subsidiary of the Company, entered into an interest rate cap agreement with Bank of America with an initial notional amount of $0.8 million, increasing monthly to up to $28.3 million in September 2004, based on the amount of the related loan. The agreement limits the interest rate on the notional amount to a maximum prime rate, as defined in the agreement, of 4.1%.

In connection with the closing of the Deutsche Bank – CMBS Loan in May 2001, the Company entered into a LIBOR interest rate cap struck at 7.16% for a notional amount of $220.0 million, and simultaneously sold a LIBOR interest rate cap with the same terms. Since these instruments do not reduce the Company's net interest rate risk exposure, they do not qualify as hedges and changes to their respective fair values are charged to earnings as the changes occur. As the significant terms of these arrangements are substantially the same, the effects of a revaluation of these instruments are expected to substantially offset each other.

13. CASH FLOW HEDGES

The Company uses derivative financial instruments to convert a portion of its variable rate debt to fixed rate debt and to manage its fixed to variable rate debt ratio. As of December 31, 2003, the Company had four cash flow hedge agreements which are accounted for in conformity with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

The following table shows information regarding the Company's cash flow hedge agreements for the year ended December 31, 2003, and additional interest expense and unrealized gains (losses) recorded in Accumulated Other Comprehensive Income ("OCI").

ISSUE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL INTEREST EXPENSE	UNREALIZED GAINS (LOSSES) IN OCI
(in thousands)						
9/1/99	$200,000	9/2/03	6.183%	$ –	$ 6,562	$ 6,506
5/15/01	200,000	2/3/03	7.110%	–	1,048	1,057
4/18/00	100,000	4/18/04	6.760%	(1,695)	5,619	5,185
9/02/03	**200,000**	**9/1/06**	**3.723%**	**(6,597)**	**1,741**	**(1,899)**
2/15/03	**100,000**	**2/15/06**	**3.253%**	**(2,340)**	**1,827**	**85**
2/15/03	**100,000**	**2/15/06**	**3.255%**	**(2,345)**	**1,830**	**87**
				$(12,977)	**$18,627**	**$11,021**

The Company has designated its four cash flow hedge agreements as cash flow hedges of LIBOR-based monthly interest payments on a designated pool of variable rate LIBOR indexed debt that re-prices closest to the reset dates of each cash flow hedge agreement. The cash flow hedges have been and are expected to remain highly effective. Changes in the fair value of these highly effective hedging instruments are recorded in Accumulated Other Comprehensive Income. The effective portion that has been deferred in Accumulated Other Comprehensive Income will be reclassified to earnings as interest expense when the hedged items impact earnings. If a cash flow hedge falls outside 80%-125% effectiveness for a quarter, all changes in the fair value of the cash flow hedge for the quarter will be recognized in earnings during the current period. If it is determined based on prospective testing that it is no longer likely a hedge will be highly effective on a prospective basis, the hedge will no longer be designated as a cash flow hedge in conformity with SFAS No. 133, as amended. The Company had no ineffectiveness related to its cash flow hedges, resulting in no earnings impact for the year ended December 31, 2003.

Over the next 12 months, an estimated $10.1 million will be reclassified from Accumulated Other Comprehensive Income to interest expense and charged against earnings related to the effective portions of the cash flow hedge agreements.

CRDI, a consolidated subsidiary of the Company, also uses derivative financial instruments to convert a portion of its variable rate debt to fixed rate debt.

The following table shows information regarding CRDI's cash flow hedge agreements and additional capitalized interest thereon as of and for the year ended December 31, 2003. Unlike the additional interest on the Company's cash flow hedges, which was expensed, the additional interest on CRDI's cash flow hedges was capitalized, as it is related to debt incurred for projects that are currently under development. Also presented are the unrealized gains in Accumulated Other Comprehensive Income for the year ended December 31, 2003.

ISSUE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL CAPITALIZED INTEREST	UNREALIZED GAINS IN OCI
(in thousands)						
9/4/01	$4,650	9/4/03	4.12%	$–	$ 91	$101
9/4/01	3,700	9/4/03	4.12%	–	72	79
				$–	$163	$180

CRDI's hedges were perfectly effective and no earnings impact was experienced in the year ended December 31, 2003.

14. RENTALS UNDER OPERATING LEASES

As of December 31, 2003, the Company received rental income from the lessees of 64 consolidated Office Properties and one Resort/Hotel Property under operating leases.

On February 14, 2002, the Company executed an agreement with COPI, pursuant to which the Company acquired COPI's lessee interests in the eight Resort/Hotel Properties previously leased to COPI. Therefore, the Company stopped recognizing rental income from operating leases for these Resort/Hotel Properties on February 14, 2002. The lease of the one Resort/Hotel Property for which the Company continues to recognize rental income under an operating lease provides for percentage rent. For the years ended December 31, 2003, 2002 and 2001, the percentage rent amounts for the one Resort/Hotel Property were $4.9 million, $4.7 million and $4.9 million, respectively.

In general, Office Property leases provide for the payment of fixed base rents and the reimbursement by the tenant to the Company of annual increases in operating expenses in excess of base year operating expenses. The excess operating expense amounts totaled $80.0 million, $89.4 million and $98.7 million, for the years ended December 31, 2003, 2002 and 2001, respectively. These excess operating expenses are generally payable in equal installments throughout the year, based on estimated increases, with any differences adjusted at year end based upon actual expenses.

For non-cancelable operating leases for wholly-owned and joint venture consolidated Office Properties owned as of December 31, 2003, future minimum rentals (base rents) during the next five years and thereafter (excluding tenant reimbursements of operating expenses for Office Properties) are as follows:

(in millions)	FUTURE MINIMUM RENTALS
2004	$ 352.8
2005	326.6
2006	296.5
2007	242.6
2008	208.2
Thereafter	829.4
	$2,256.1

See Note 2, "Summary of Significant Accounting Policies," for discussion of revenue recognition.

15. COMMITMENTS, CONTINGENCIES AND LITIGATION

COMMITMENTS

Lease Commitments

The Company has 13 wholly-owned Properties located on land that is subject to long-term ground leases, which expire between 2015 and 2080. The Company also leases parking spaces in a parking garage adjacent to one of its Properties pursuant to a lease expiring in 2021. Lease expense associated with these leases during each of the three years ended December 31, 2003, 2002, and 2001 was $2.8 million, $2.7 million and $2.8 million, respectively. Future minimum lease payments due under such leases as of December 31, 2003, are as follows:

(in thousands)	FUTURE MINIMUM LEASE PAYMENTS
2004	$ 2,212
2005	2,201
2006	2,201
2007	2,204
2008	2,211
Thereafter	98,180
	$109,209

Guarantee Commitments

The FASB issued Interpretation 45 requiring a guarantor to disclose its guarantees. The Company's guarantees in place as of December 31, 2003, are listed in the table below. For the guarantees on indebtedness, no triggering events or conditions are anticipated to occur that would require payment under the guarantees and management believes the assets associated with the loans that are guaranteed are sufficient to cover the maximum potential amount of future payments and therefore, would not require the Company to provide additional capital to support the guarantees. The Company has not recorded a liability associated with these guarantees as they were entered into prior to the adoption of FIN 45.

(in thousands)	GUARANTEED AMOUNT OUTSTANDING AT DECEMBER 31, 2003	MAXIMUM GUARANTEED AMOUNT AT DECEMBER 31, 2003
Debtor		
CRDI – Eagle Ranch Metropolitan District – Letter of Credit[1]	$ 7,856	$ 7,856
Blue River Land Company, L.L.C.[2,3]	3,492	6,300
Main Street Partners, L.P. – Letter of Credit[2,4]	4,250	4,250
Total Guarantees	$15,598	$18,406

1 The Company provides a $7.9 million letter of credit to support the payment of interest and principal of the Eagle Ranch Metropolitan District Revenue Development Bonds.

2 See Note 9, "Investments in Unconsolidated Companies – Unconsolidated Debt Analysis," for a description of the terms of this debt.

3 A fully consolidated entity of CRDI, of which CRDI owns 88.3%, provides a guarantee of 70% of the outstanding balance of up to a $9.0 million loan to Blue River Land Company, L.L.C. There was approximately $5.0 million outstanding at December 31, 2003, and the amount guaranteed was $3.5 million.

4 The Company and its joint venture partner each provide a $4.3 million letter of credit to guarantee repayment of up to $8.5 million of the loan to Main Street Partners, L.P.

Other Commitments

On December 31, 2003, in accordance with the agreement to acquire the Hughes Center properties, the Company committed to acquire, in March 2004, the undeveloped land, suitable for up to 400,000 square feet of future office space, within Hughes Center for approximately $10.0 million, $2.5 million of which is to be paid in cash and the remaining $7.5 million to be paid by the Company in the form of a note due December 2005. See Note 25, "Subsequent Events," for information regarding the purchase of this undeveloped land.

On September 23, 2003, the Company entered into a one year option agreement for the future sale of approximately 1.5 acres of undeveloped investment land located in Houston, Texas, for approximately $7.8 million. The Company received $0.01 million of consideration in September 2003. The option agreement may be extended up to four years on a yearly basis at the option of the prospective purchaser for additional consideration.

COPI Commitments

See Note 23, "COPI," for a description of the Company's commitments related to the agreement with COPI, executed on February 14, 2002.

CONTINGENCIES

Environmental Matters

All of the Properties have been subjected to Phase I environmental assessments, and some Properties have been subjected to Phase II soil and ground water sampling as part of the Phase I assessments. Such assessments have not revealed, nor is management aware of, any environmental liabilities that management believes would have a material adverse effect on the financial position or results of operations of the Company.

LITIGATION

The Company is involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the Company's financial position or results of operations when resolved. During the year ended December 31, 2003, the Company paid $1.7 million to settle claims arising in the ordinary course of business. During the year ended December 31, 2002, the Company received a $4.5 million litigation settlement fee, which is recorded in "Interest and other income" on the Company's Consolidated Statements of Operations. In connection with the same litigation, the Company incurred $2.6 million of legal fees, which is included in "Other expenses."

16. STOCK AND UNIT BASED COMPENSATION

Stock Option Plans

Crescent Equities has two stock incentive plans, the 1995 Stock Incentive Plan (the "1995 Plan") and the 1994 Stock Incentive Plan (the "1994 Plan"). Due to the approval of the 1995 Plan, additional options and restricted shares will no longer be granted under the 1994 Plan. Under the 1994 Plan, Crescent Equities had granted, net of forfeitures, 2,509,800 options which are fully vested and no restricted shares. The maximum number of options and/or restricted shares that Crescent Equities was able to initially grant at inception under the 1995 Plan was 2,850,000 shares. The maximum aggregate number of shares available for grant under the 1995 Plan increases automatically on January 1 of each year by an amount equal to 8.5% of the increase in the number of common shares and units outstanding since January 1 of the preceding year, subject to certain adjustment provisions. As of January 1, 2004, the number of shares Crescent Equities may issue under the 1995 Plan is 9,686,745. Under the 1995 Plan, Crescent Equities had issued shares due to the exercise of options and restricted shares (net of forfeitures) of 2,035,216 and 323,718 respectively, through December 31, 2003. In addition, under the 1995 Plan, Crescent Equities had granted, net of forfeitures, unexercised options to purchase 7,096,344 shares as of December 31, 2003. Under both Plans, options are granted at a price not less than the market value of the shares on the date of grant and expire ten years from the date of grant. The options that have been granted under the 1995 Plan vest over five years, with the exception of 500,000 options that vest over two years, 250,000 options that vest over three and a half years and 60,000 options that vest six months from the initial date of grant.

In 2002, John Goff, Vice-Chairman of the Board of Trust Managers and Chief Executive Officer of the Company, was granted the right to earn 300,000 restricted shares under the 1995 Plan. These shares vest at 100,000 shares per year on February 19, 2005, February 19, 2006 and February 19, 2007. Compensation expense is being recognized on a straight-line basis. For the year ended December 31, 2003, approximately $1.2 million was recorded as compensation expense related to this grant.

Stock Options Plans

A summary of the status of Crescent Equities' 1994 and 1995 Plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table below.

	2003		2002		2001	
(share amounts in thousands)	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE
Outstanding as of January 1,	**7,455**	**$21**	6,975	$21	7,966	$21
Granted	**70**	**16**	1,017	18	559	22
Exercised	**(95)**	**15**	(338)	16	(747)	17
Forfeited[1]	**(303)**	**29**	(199)	18	(803)	20
Expired	**-**	**-**	–	-	–	–
Outstanding/Wtd. Avg. as of December 31,	**7,127**	**$21**	7,455	$21	6,975	$21
Exercisable/Wtd. Avg. as of December 31,	**4,794**	**$22**	3,985	$23	3,127	$24

1 Includes 205 share options which were exchanged for 102.5 unit options (205 common share equivalents) with a weighted average exercise price of $34 during the year ended December 31, 2003. Excluding these share options, the weighted average exercise price would have been $19.

The following table summarizes information about the options outstanding and exercisable at December 31, 2003.

(share amounts in thousands)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/03	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/03	WTD. AVG. EXERCISE PRICE
$11 to 19	3,590	6.2	$17	2,154	$16
$19 to 27	2,246	6.4	22	1,349	22
$27 to 39	1,291	4.1	32	1,291	32
$11 to 39	7,127	5.9	$21	4,794	$22

Unit Option Plans

The Operating Partnership has two unit incentive plans, the 1995 Unit Incentive Plan (the "1995 Unit Plan") and the 1996 Unit Incentive Plan (the "1996 Unit Plan").

Effective January 2, 2003, the 1995 Unit Plan was amended to make it available to all employees and advisors of the Company, to provide for the grant of unit options and to increase the number of units and common shares available for issuance. Prior to 2003, the 1995 Unit Plan was not available to officers or trust managers of the Company and did not provide for the grant of options. The 1995 Unit Plan has an aggregate of 400,000 common shares reserved for issuance upon the exchange of 200,000 units, which are available for issuance. As of December 31, 2003, an aggregate of 7,012 units had been distributed under the 1995 Unit Plan and during the year ended December 31, 2003, 51,100 unit options were granted under this plan. In addition, 204,500 stock options were exchanged for 102,250 unit options during the year ended December 31, 2003. There was no activity in the 1995 Unit Plan in 2002 or 2001. The unit options granted under the 1995 Unit Plan were priced at fair market value on the date of grant, vest over five years and expire ten years from the date of grant. Each unit that was issued, and each unit received upon exercise of unit options that were granted, under the 1995 Unit Plan is exchangeable for two common shares or, at the option of the Company, an equivalent amount of cash, except that any units issued to executive officers or trust managers will be exchangeable only for treasury shares unless shareholder approval is received.

The 1996 Unit Plan provides for the grant of options to acquire up to 2,000,000 units. Through December 31, 2003, the Operating Partnership had granted, net of forfeitures, options to acquire 2,000,000 units. Forfeited options are available for grant. The unit options granted under the 1996 Unit Plan were priced at fair market value on the date of grant, generally vest over seven years, and expire ten years from the date of grant. Pursuant to the terms of the unit options granted under the 1996 Unit Plan, because the fair market value of the Company's common shares equaled or exceeded $25.00 for each of ten consecutive trading days, the vesting of an aggregate of 500,000 units was accelerated and such units became immediately exercisable in 1996. In addition, 100,000 unit options vest 50% after three years and 50% after five years. Under the 1996 Unit Plan, each unit that may be purchased is exchangeable, as a result of shareholder approval in June 1997, for two common shares or, at the option of the Company, an equivalent amount of cash.

A summary of the status of the Company's 1995 and 1996 Unit Plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended is presented in the table below (assumes each unit is exchanged for two common shares).

	2003		2002		2001	
(share amounts in thousands)	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE
Outstanding as of January 1,	**2,837**	**$17**	2,394	$17	2,414	$17
Granted[1]	**307**	**28**	443	18	–	–
Exercised	**-**	**-**	–	–	(20)	18
Forfeited	**-**	**-**	–	–	–	–
Expired	**-**	**-**	–	–	–	–
Outstanding/Wtd. Avg. as of December 31,	**3,144**	**$18**	2,837	$17	2,394	$17
Exercisable/Wtd. Avg. as of December 31,	**2,942**	**$19**	2,080	$17	1,766	$18

1 Includes 205 share options which were exchanged for 102.5 unit options (205 common share equivalents) with a weighted average exercise price of $34 during the year ended December 31, 2003. Excluding these unit options, the weighted average exercise price would have been $16.

The following table summarizes information about the unit options outstanding and exercisable at December 31, 2003.

(share amounts in thousands)		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/03	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/03	WTD. AVG. EXERCISE PRICE
$11 to 19	2,939	3.8	$17	2,737	$17
$19 to 27	–	–	–	–	–
$27 to 39	205	4.2	34	205	34
$11 to 39	3,144	3.8	$18	2,942	$19

Unit Options Granted Under Operating Partnership Agreement

During the years ended December 31, 2003, 2002 and 2001, the Operating Partnership granted options to acquire 2,848,571 units, or 5,697,142 common share equivalents, to officers and employees. The unit options granted were priced at fair market value on the date of grant, vest over five years and expire ten years from the date of grant. Each unit received upon exercise of the unit options will be exchangeable for two common shares or, at the option of the Company, an equivalent amount of cash, except that the units will be exchangeable only for treasury shares unless shareholder approval is received.

A summary of the status of the unit options granted under the Operating Partnership agreement as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table below (assumes each unit is exchanged for two common shares).

	2003		2002		2001	
(share amounts in thousands)	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE	OPTIONS TO ACQUIRE SHARES	WTD. AVG. EXERCISE PRICE
Outstanding as of January 1,	**5,357**	**$18**	300	$22	–	$ –
Granted	**340**	**16**	5,057	18	300	22
Exercised	**-**	**-**	–	–	–	–
Forfeited	**-**	**-**	–	–	–	–
Expired	**-**	**-**	–	–	–	–
Outstanding/Wtd. Avg. as of December 31,	**5,697**	**$18**	5,357	$18	300	$22
Exercisable/Wtd. Avg. as of December 31,	**777**	**$18**	60	$22	–	$ –

The following table summarizes information about the options outstanding and exercisable at December 31, 2003.

(share amounts in thousands)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/03	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/03	WTD. AVG. EXERCISE PRICE
$11 to 19	5,397	8.2	$17	657	$18
$19 to 27	300	7.2	22	120	22
$27 to 39	–	–	–	–	–
$11 to 39	5,697	8.1	$18	777	$18

In 2004, the Company has granted options to acquire 62,500 units as an employment inducement to two new vice presidents, Anthony B. Click and John Albright. The 125,000 common share equivalents were granted at a price equal to the fair market value on the date of grant. The unit options vest over five years, expire ten years from the date of grant and have exchange rights.

Stock and Unit Option Plans

On January 1, 2003, the Company adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on a prospective basis as permitted by SFAS No. 148 "Accounting for stock-based compensation-transition and disclosure." The Company values stock and unit options issued using the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. Under this standard, recognition of expense for stock options is applied to all options granted after the beginning of the year of adoption.

During the year ended December 31, 2003, the Company granted 70,000 stock options under the 1995 Plan, 51,100 unit options under the 1995 Unit Plan, and 170,000 unit options under no plan. The Company recognized compensation expense related to these option grants which was not significant to its results of operations.

At December 31, 2003, 2002 and 2001, the weighted average fair value of options granted was $0.63, $1.40, and $1.83, respectively. The fair value of each option is estimated at the date of grant using the Black-Scholes option-pricing model based on the expected weighted average assumptions in the following calculation.

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Life of options	**10 years**	10 years	10 years
Risk-free interest rates	**3.6%**	4.0%	4.4%
Dividend yields	**9.9%**	8.5%	8.3%
Stock price volatility	**25.1%**	25.1%	25.7%

17. MINORITY INTEREST

Minority interest in the Operating Partnership represents the proportionate share of the equity in the Operating Partnership of limited partners other than the Company. The ownership share of limited partners other than the Company is evidenced by Operating Partnership units. The Operating Partnership pays a regular quarterly distribution to the holders of Operating Partnership units.

Each Operating Partnership unit may be exchanged for either two common shares of the Company or, at the election of the Company, cash equal to the fair market value of two common shares at the time of the exchange. When a unitholder exchanges a unit, Crescent Equities' percentage interest in the Operating Partnership increases. During the year ended December 31, 2003, there were 4,995 units exchanged for 9,990 common shares of Crescent Equities.

During the year ended December 31, 2002, Richard E. Rainwater, Chairman of the Board of Trust Managers of the Company, contributed an aggregate of 4,805,800 common shares to the Operating Partnership in exchange for an aggregate of 2,402,900 units. See Note 21, "Related Party Transactions – Share and Unit Exchange by Chairman," for additional information on this transaction. As a result of these transactions, minority interest increased by $71.3 million and shareholders' equity decreased by $71.3 million in the Company's Consolidated Financial Statements.

Minority interest in real estate partnerships represents joint venture or preferred equity partners' proportionate share of the equity in certain real estate partnerships. The Company holds a controlling interest in the real estate partnerships and consolidates the real estate partnerships into the financial statements of the Company. Income in the real estate partnerships is allocated to minority interest based on weighted average percentage ownership during the year.

The following table summarizes minority interest as of December 31, 2003 and 2002:

(in thousands)	2003	2002
Limited partners in the Operating Partnership	**$108,706**	$130,802
Development joint venture partners – Residential Development Segment	**31,305**	24,937
Joint venture partners – Office Segment	**8,790**	11,202
Joint venture partners – Resort/Hotel Segment	**7,028**	7,833
	$155,829	$174,774

The following table summarizes the minority interests' share of net income for the years ended December 31, 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Limited partners in the Operating Partnership	**$6,803**	$10,498	$ (399)
Development joint venture partners – Residential Development Segment[1]	**1,785**	5,309	–
Joint venture partners – Office Segment	**(576)**	390	782
Joint Venture partners – Resort/Hotel Segment	**(902)**	(157)	–
Subsidiary preferred equity	**–**	5,722	19,015
	$7,110	$21,762	$19,398

1 Not consolidated in 2001.

18. SHAREHOLDERS' EQUITY

SHARE REPURCHASE PROGRAM

The Company commenced its Share Repurchase Program in March 2000. On October 15, 2001, the Company's Board of Trust Managers increased from $500.0 million to $800.0 million the amount of outstanding common shares that can be repurchased from time to time in the open market or through privately negotiated transactions (the "Share Repurchase Program"). There were no share repurchases under the program for the year ended December 31, 2003. As of December 31, 2003, the Company had repurchased 20,256,423 common shares under the Share Repurchase Program, at an aggregate cost of approximately $386.9 million, resulting in an average repurchase price of $19.10 per common share. All repurchased shares were recorded as treasury shares.

Series A Preferred Offerings

On January 15, 2004, the Company completed an offering (the "January 2004 Series A Preferred Offering") of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares (the "Series A Preferred Shares") at a $21.98 per share price and with a liquidation preference of $25.00 per share for aggregate total offering proceeds of approximately $74.7 million. The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders into common shares of the Company at a conversion price of $40.86 per common share (equivalent to a conversion rate of 0.6119 common shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares have no stated maturity and are not subject to sinking fund or mandatory redemption. At any time, the Series A Preferred Shares may be redeemed, at the Company's option, by paying $25.00 per share plus any accumulated accrued and unpaid distributions. Dividends on the additional Series A Preferred Shares are cumulative from November 16, 2003, and are payable quarterly in arrears on the fifteenth of February, May, August and November, commencing February 16, 2004. The annual fixed dividend on the Series A Preferred Shares is $1.6875 per share.

Net proceeds to the Company from the January 2004 Series A Preferred Offering after underwriting discounts and other offering costs of approximately $3.7 million were approximately $71.0 million. The Company used the net proceeds to pay down the Company's credit facility.

On April 26, 2002, the Company completed an institutional placement of an additional 2,800,000 Series A Preferred Shares resulting in gross proceeds to the Company of approximately $50.4 million. Net proceeds to the Company after underwriting discounts and other offering costs of approximately $2.2 million were approximately $48.2 million. The Company used the net proceeds to redeem Class A Units issued by its subsidiary, Crescent Real Estate Funding IX L.P. ("Funding IX"), to GMACCM. See Note 19, "Sale of Preferred Equity Interests in Subsidiary," for a description of the Class A Units.

Series B Preferred Offerings

On May 17, 2002, the Company completed an offering (the "May 2002 Series B Preferred Offering") of 3,000,000 Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares") with a liquidation preference of $25.00 per share for aggregate total offering proceeds of approximately $75.0 million. The Series B Preferred Shares have no stated maturity, are not subject to sinking fund or mandatory redemption, are not convertible into any other securities of the Company and may not be redeemed before May 17, 2007, except in order to preserve the Company's status as a REIT. On or after May 17, 2007, the Series B Preferred Shares may be redeemed, at the Company's option, by paying $25.00 per share plus any accumulated, accrued and unpaid distributions. Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth of February, May, August and November, commencing August 15, 2002. The annual fixed dividend is $2.375 per share.

Net proceeds to the Company from the May 2002 Series B Preferred Offering after underwriting discounts and other offering costs of approximately $2.8 million were approximately $72.3 million. The Company used the net proceeds to redeem Class A Units issued by its subsidiary, Funding IX, to GMACCM.

On June 6, 2002, an additional 400,000 Series B Preferred Shares were sold resulting in gross proceeds to the Company of approximately $10.0 million. Net proceeds to the Company after underwriting discounts and other offering costs of approximately $0.4 million were approximately $9.6 million. As with the May 2002 Series B Preferred Offering, the Company used the net proceeds to redeem Class A Units issued by its subsidiary, Funding IX, to GMACCM.

Distributions

In October 2001, the Company announced that due to its revised cash flow expectations in the uncertain economic environment and measuring its payout ratios to those of the Company's peer group, the Company was reducing its quarterly distribution from $0.55 per common share, or an annualized distribution of $2.20 per common share, to $0.375 per common share, or an annualized distribution of $1.50 per common share.

The distributions to common shareholders and unitholders paid during the years ended December 31, 2003, 2002 and 2001, were $175.5 million, $192.7 million, and $274.4 million, respectively. These distributions represented an annualized distribution of $1.50, $1.50 and $2.025 per common share and equivalent unit for the years ended December 31, 2003, 2002, 2001, respectively. During 2001 and through August 2002, the Company was holding 14,468,623 of its common shares in its wholly-owned subsidiary, Crescent SH IX, Inc. ("SH IX"). The distribution amounts above include $16.3 million and $29.3 million of distributions for the years ended December 31, 2002 and 2001, respectively, which were paid for common shares held by the Company, and which were eliminated in consolidation. On February 16, 2004, the Company distributed $43.9 million to common shareholders and unitholders.

Distributions to Series A Preferred shareholders for the years ended December 31, 2003, 2002 and 2001, were $18.2 million, $17.0 million, and $13.5 million, respectively. The distributions per Series A Preferred share were $1.6875 per preferred share annualized for each of the three years. On February 16, 2004, the Company distributed $6.0 million to Series A Preferred shareholders.

Distributions to Series B Preferred shareholders for the years ended December 31, 2003, and 2002 were $8.1 million and $4.1 million, respectively. The distributions per Series B Preferred share were $2.3750 per share annualized for each of the two years. On February 16, 2004, the Company distributed $2.0 million to Series B Preferred shareholders.

Common Shares

Following is the income tax status of distributions paid on common shares for the years ended December 31, 2003 and 2002:

	2003	2002
Ordinary dividend	**2.0%**	4.8%
Qualified dividend eligible for 15% tax rate	**7.1**	N/A
Capital gain	**1.2**	17.3
Return of capital	**88.7**	75.2
Unrecaptured Section 1250 gain	**1.0**	2.7

During 2002, many of the Company's significant capital transactions resulted in net capital gain income for income tax purposes. The Company has distributed to its shareholders the net capital gain income as a capital gain dividend.

Preferred Shares

Following is the income tax status of distributions paid for the years ended December 31, 2003, and 2002 to preferred shareholders:

	2003	2002
Class A Preferred:		
Ordinary dividend	**17.9%**	19.5%
Qualified dividend eligible for 15% tax rate	**62.4**	N/A
Capital gain	**10.9**	69.6
Unrecaptured Section 1250 gain	**8.8**	10.9
Class B Preferred:		
Ordinary dividend	**17.9%**	19.5%
Qualified dividend eligible for 15% tax rate	**62.4**	N/A
Capital gain	**10.9**	69.6
Unrecaptured Section 1250 gain	**8.8**	10.9

19. SALE OF PREFERRED EQUITY INTERESTS IN SUBSIDIARY

During the year ended December 31, 2000, the Company formed Funding IX and issued $275.0 million of non-voting redeemable Class A units in Funding IX (the "Class A Units") to GMACCM. The Class A Units were redeemable at the Company's option at the original price. As of December 31, 2000, the Company had redeemed approximately $56.6 million of the Class A units in Funding IX from GMACCM. All of the Class A Units outstanding at December 31, 2000 were redeemed by Funding IX during the year ended December 31, 2002. In connection with the final redemption of Class A Units, SH IX, a wholly-owned subsidiary of the Company, transferred the 14,468,623 common shares of the Company held by SH IX to the Company, which holds these common shares as treasury shares, and the intracompany loan between Funding IX and SH IX was repaid.

20. INCOME TAXES

TAXABLE CONSOLIDATED ENTITIES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of taxable consolidated entities for financial reporting purposes and the amounts used for income tax purposes. During 2003 and 2002, the taxable consolidated entities were comprised of the taxable REIT subsidiaries of the Company.

Significant components of the Company's deferred tax liabilities and assets at December 31, 2003, and 2002 are as follows:

	DECEMBER 31, 2003	DECEMBER 31, 2002
Deferred Tax Liabilities:		
Residential Development Costs	**$(21,854)**	$(23,140)
Depreciation	**(5,196)**	(3,195)
Minority Interest	**(4,782)**	(4,782)
Total Deferred Tax Liabilities:	**$(31,832)**	$(31,117)
Deferred Tax Assets:		
Deferred Revenue	**$ 31,686**	$ 32,066
Hotel Lease Acquisition Costs	**3,338**	5,117
Amortization of Intangible Assets	**9,055**	8,659
Net Operating Loss Carryforwards	**3,708**	2,564
Impairment of Assets	**4,087**	3,859
Related Party Interest Expense Not Currently Deductible	**-**	11,850
Other	**4,399**	3,486
Total Deferred Tax Assets	**$ 56,273**	$ 67,601
Valuation Allowance for Deferred Tax Assets	**(6,935)**	(6,935)
Deferred Tax Assets, Net of Valuation Allowance	**$ 49,338**	$ 60,666
Net Deferred Tax Assets	**$ 17,506**	$ 29,549

In addition to the Net Deferred Tax Assets of approximately $29.5 million at December 31, 2002, the Company had a current tax receivable of $10.2 million at December 31, 2002, comprising the total Income tax asset – current and deferred on the Company's Consolidated Balance Sheets at December 31, 2002. At December 31, 2003, the Company has a current income tax payable of approximately $8.0 million.

SFAS No. 109, "Accounting for Income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined that a $6.9 million valuation allowance at December 31, 2003 and 2002, necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The Company has available net operating loss carryforwards of approximately $9.5 million at December 31, 2003, arising from the operation of the consolidated taxable REIT subsidiaries. The net operating loss carryforwards will expire between 2017 and 2021. The Company did not record a deferred tax benefit or expense during the year ended December 31, 2001.

Consolidated income (loss) from continuing operations subject to tax was $67.5 million and $(20.7) million for the years ended December 31, 2003 and 2002, respectively. The reconciliation of (i) income tax attributable to consolidated income (loss) subject to tax computed at the U.S. statutory rate to (ii) income tax benefit is shown below:

	YEAR ENDED DECEMBER 31, 2003		YEAR ENDED DECEMBER 31, 2002	
(in thousands)	AMOUNT	PERCENT	AMOUNT	PERCENT
Tax at U.S. statutory rates on consolidated income (loss) subject to tax	**$23,629**	**35.0%**	$(7,245)	(35.0)%
State income tax, net of federal income tax benefit	**2,970**	**4.4**	(787)	(3.8)
Other	**(274)**	**(0.4)**	(251)	(1.2)
Increase in valuation allowance	**-**	**-**	3,859	18.6
	$26,325	**(39.0)%**	$(4,424)	(21.4)%

The Company's current tax expense for the years ended December 31, 2003 and 2002 was $11.3 and $3.3 million, respectively. The Company's deferred tax expense (benefit) for the years ended December 31, 2003 and 2002 was $15.0 and ($7.7) million, respectively.

21. RELATED PARTY TRANSACTIONS

DBL HOLDINGS, INC.

Since June 1999, the Company has contributed approximately $23.8 million to DBL. The contribution was used by DBL to make an equity contribution to DBL-ABC, Inc., a wholly owned subsidiary of DBL, which committed to purchase an affiliated partnership interest representing a 12.5% interest in G2. G2 was formed for the purpose of investing in commercial mortgage backed securities and other commercial real estate investments and is managed and controlled by an entity (the "G2 General Partner") that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation. The G2 General Partner is entitled to an annual asset management fee. Additionally, the G2 General Partner has a 1% interest in profits and losses of G2 and, after payment of specified amounts to partners, a promoted interest based on payments to Unaffiliated Limited Partners. As an Affiliated Limited Partner, DBL-ABC, Inc.'s returns are not impacted by the G2 General Partner's promoted interest. As of December 31, 2003, DBL-ABC, Inc. has received approximately $20.9 million cumulative distributions and recognized approximately $10.0 million cumulative net income bringing the investment balance to approximately $13.3 million.

The ownership structure of GMSPLP consists of an approximately 86% limited partnership interest owned directly and indirectly by Richard E. Rainwater, Chairman of the Board of Trust Managers of the Company, and an approximately 14% general partnership interest, of which approximately 6% is owned by Darla Moore, who is married to Mr. Rainwater, and approximately 6% is owned by John C. Goff, Vice-Chairman of the Company's Board of Trust Managers and Chief Executive Officer of the Company. The remaining approximately 2% general partnership interest is owned by unrelated parties.

On January 2, 2003, the Company purchased the remaining 2.56% economic interest, representing 100% of the voting stock, in DBL from Mr. Goff. Total consideration paid for Mr. Goff's interest was $0.4 million. The Board of Trust Managers of the Company, including all the independent trust managers, approved the transaction based in part on an appraisal of the assets of DBL by an independent appraisal firm. As a result of this transaction, DBL is wholly-owned by the Company and is consolidated in the Residential Development Segment as of and for the year ended December 31, 2003. Also, because DBL owns a majority of the voting stock in MVDC and HADC, the Company consolidated these two Residential Development Corporations as of and for the year ended December 31, 2003.

COPI COLORADO, L. P.

On February 14, 2002, the Company executed an agreement with COPI, pursuant to which COPI transferred to the Company, COPI's 60% general partner interest in COPI Colorado, L.P. ("COPI Colorado"), the partnership that owned a 10% interest, representing all of the voting stock, in CRDI. John Goff, Vice Chairman of the Board of Trust Managers and Chief Executive Officer of the Company, owned a 20% interest in COPI Colorado, and the remaining 20% interest was owned by a third party. As a result of this transaction, the Company indirectly owned a 96% interest in CRDI. John Goff owned a 2% interest in CRDI and the remaining 2% interest was owned by the third party. The Company fully consolidated the operations of CRDI as of the date of the asset transfer.

On December 30, 2002, the Company purchased the 40% interest in COPI Colorado from Mr. Goff and the third party, bringing the Company's ownership in COPI Colorado and CRDI to 100%. The purchase price of the 40% interest in COPI Colorado was $5.6 million, of which $2.8 million was paid to Mr. Goff. The Board of Trust Managers of the Company, including all of the independent trust managers, approved the transaction, based in part on an appraisal of the assets of COPI Colorado by an independent appraisal firm. Subsequent to the transaction, the Company dissolved COPI Colorado and contributed its assets, all the voting stock of CRDI, to Crescent TRS Holdings Corp.

LOANS TO EMPLOYEES AND TRUST MANAGERS OF THE COMPANY FOR EXERCISE OF STOCK OPTIONS AND UNIT OPTIONS

As of December 31, 2003, the Company had approximately $38.0 million loan balances outstanding inclusive of current interest accrued of approximately $0.2 million, to certain employees and trust managers of the Company on a recourse basis pursuant to the Company's stock incentive plans and unit incentive plans pursuant to an agreement approved by the Board of Directors and the Executive Compensation Committee of the Company. The proceeds of these loans were used by the employees and the trust managers to acquire common shares of the Company pursuant to the exercise of vested stock and unit options. Pursuant to the loan agreements, these loans may be repaid in full or in part at any time without premium or penalty. John Goff, Vice-Chairman of the Board of Trust Managers and Chief Executive Officer of the Company, had a loan representing $26.3 million of the $37.8 million total outstanding loans at December 31, 2003. No conditions exist at December 31, 2003 which would cause any of the loans to be in default.

Every month, federal short-term, mid-term and long-term rates (Applicable Federal Rates) ("AFR") are determined and published by the IRS based upon average market yields of specified maturities. On November 1, 2001, existing loans were amended to reduce the interest rates for their remaining terms to the Applicable Federal Rates. As a result, the interest rates on loans with remaining terms of three years or less at November 1, 2001 were reduced to approximately 2.7% per year and the interest rates on loans with remaining terms greater than three years as of November 1, 2001 were reduced to approximately 4.07% per year. These amended interest rates reflected below prevailing market interest rates and, in accordance with GAAP, the Company recorded $0.8 million of compensation expense for the year ended December 31, 2001.

The Company granted additional loans during 2002 through July 29, 2002, with interest rates equal to the AFR of 2.70% to 2.81%, which reflect below prevailing market interest rates and, in accordance with GAAP, the Company recorded compensation expense. On July 29, 2002, the loans made pursuant to the Company's stock incentive plans were amended to extend the remaining terms of the loans until July 2012, and to stipulate that every three years the interest rate on the loans would be adjusted to the AFR applicable at that time for a three-year loan, reflecting a below prevailing market interest rate. Additionally, the employees and trust managers were given the option, at any time, to fix the interest rate for each of the loans to the AFR applicable at that time for a loan with a term equal to the remaining term of the loan. The July 29, 2002, amendment resulted in $1.9 million of additional compensation expense for the year ended December 31, 2002, recorded in "Other expenses" in the Company's Consolidated Statements of Operations. Effective July 29, 2002, the Company ceased offering to its employees and Trust Managers the option to obtain loans pursuant to the Company's stock and unit incentive plans. On July 29, 2003, each of the employees and trust managers elected to fix the interest rate on the loans. As a result, the interest rate on the loans, each with a remaining term of nine years, was reduced to 2.52% per year.

DEBT OFFERING

On April 15, 2002, the Company completed a private offering of $375.0 million in senior, unsecured notes due in 2009, $50.0 million of which were purchased by Richard E. Rainwater, Chairman of the Board of Trust Managers of the Company, and certain of his affiliates and family members (the "Rainwater Group"). The notes bear interest at 9.25% and were issued at 100% of issue price. The Company registered for resale the notes issued to the Rainwater Group. See Note 11, "Notes Payable and Borrowings under Credit Facility," for additional information regarding the offering and the notes.

SHARE AND UNIT EXCHANGE BY CHAIRMAN

During 2002, the Company and the Operating Partnership agreed that it was in the best interest of the Company and its shareholders and of the Operating Partnership and its partners to permit Richard E. Rainwater, Chairman of the Board of Trust Managers of the Company, to exchange a portion of his common shares for units of the Operating Partnership so that additional purchases of common shares by the Company or Mr. Rainwater, or both, would not cause Mr. Rainwater to violate REIT equity ownership concentration rules and the Company's limitations on share ownership as set forth in its Declaration of Trust.

On October 15, 2002, November 14, 2002, and November 20, 2002, Mr. Rainwater contributed 3,050,000, 700,800 and 1,055,000, respectively, of his common shares to the Operating Partnership in exchange for 1,525,000, 350,400 and 527,500 units, respectively. Each of the units issued to Mr. Rainwater may be exchanged for two common shares. The Operating Partnership immediately contributed the common shares that it received from Mr. Rainwater, in the aggregate amount of 4,805,000 common shares, to the Company and, as required by the limited partnership agreement of the Operating Partnership, redeemed a portion of the Company's limited partner interest in the Operating Partnership equal in value to the value of the common shares that the Operating Partnership contributed to the Company. In accordance with the terms of the Operating Partnership's limited partnership agreement, the shares and the interest were valued at the closing price of the Company's common shares on the New York Stock Exchange on the date immediately preceding the date of the contributions. The closing price of the common shares was $14.62 on October 14, 2002, $14.94 on November 13, 2002 and $15.38 on November 19, 2002. As a result of these transactions, minority interest increased by $71.3 million and shareholders' equity decreased by $71.3 million and the number of treasury shares increased by 4,805,000 shares.

In September 2002, Mr. Rainwater sold 300,000 of the Company's common shares to a family member. In November 2002, in connection with the share and unit exchange transaction described above, Mr. Rainwater purchased common shares of the Company in the open market. Because the transactions occurred within a six month period and the price per share of the September sale exceeded the price per share of the November purchase, Mr. Rainwater was deemed to have received a short swing profit under the provisions of Section 16(b) of the Securities Exchange Act of 1934. In accordance with Section 16(b), Mr. Rainwater paid the entire $0.3 million amount of the profit to the Company on November 20, 2002. The Company recorded the payment as a credit to additional paid-in capital.

OTHER

On June 28, 2002, the Company purchased the home of an executive officer to facilitate the hiring and relocation of this executive officer. The purchase price for the home was approximately $2.6 million. The Company is actively marketing this asset for sale and has recognized an impairment charge of approximately $0.6 million, net of taxes, during the year ended December 31, 2003, based on market conditions.

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in thousands)	FOR THE 2003 QUARTER ENDED			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Total Property revenues	$234,570	$237,509	$214,511	$262,654
Total Property expenses	133,576	143,115	172,992	170,566
Income (loss) from continuing operations before minority interests and income taxes	(4,012)	(2,100)	3,813	74,324
Minority interests	1,228	(1,524)	(1,582)	(5,232)
Income tax (provision) benefit	2,515	3,090	4,940	(36,870)
Income (loss) from discontinued operations, net of minority interests	1,219	1,937	(1,876)	336
Impairment charges related to real estate assets from discontinued operations, net of minority interests	(13,391)	(840)	(1,998)	(8,242)
(Loss) gain on real estate from discontinued operations, net of minority interests	(322)	(41)	(19)	10,669
Net (loss) income available to common shareholders	(19,330)	(6,053)	(3,305)	28,410
Per share data:				
Basic Earnings Per Common Share				
–Net (loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	(0.07)	(0.08)	0.01	0.26
–Income (loss) from discontinued operations, net of minority interests	0.02	0.02	(0.02)	–
–Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.14)	–	(0.02)	(0.08)
–(Loss) gain on real estate from discontinued operations, net of minority interests	–	–	–	0.11
–Net (loss) income available to common shareholders – basic	(0.19)	(0.06)	(0.03)	0.29
Diluted Earnings Per Common Share				
–(Loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	(0.07)	(0.08)	0.01	0.26
–Income (loss) from discontinued operations, net of minority interests	0.02	0.02	(0.02)	–
–Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.14)	–	(0.02)	(0.08)
–(Loss) gain on real estate from discontinued operations, net of minority interests	–	–	–	0.11
–Net (loss) income available to common shareholders – diluted	(0.19)	(0.06)	(0.03)	0.29

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) *continued*

	FOR THE 2002 QUARTER ENDED			
(dollars in thousands)	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Total Property revenues	$219,411	$279,074	$245,007	$258,986
Total Property expenses	118,483	168,368	175,869	172,592
Income from continuing operations before minority interests and income taxes	18,746	14,873	27,973	33,235
Minority interests	(6,615)	(4,087)	(4,594)	(6,466)
Income tax (provision) benefit	5,380	(874)	2,033	(2,115)
Income from discontinued operations, net of minority interests	3,552	785	899	7,742
Impairment charges related to real estate assets from discontinued operations, net of minority interests	(1,669)	–	–	(2,317)
Gain on real estate from discontinued operations, net of minority interests	3,737	1,254	1,438	3,968
Cumulative effect of a change in accounting principle	(9,172)	–	–	–
Income available to common shareholders	10,586	6,727	21,174	27,472
Per share data:				
Basic Earnings Per Common Share				
–Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	0.14	0.05	0.19	0.17
–Income from discontinued operations, net of minority interests	0.03	0.01	–	0.08
–Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.02)	–	–	(0.02)
–Gain (loss) on real estate from discontinued operations, net of minority interests	0.04	0.01	0.01	0.04
–Cumulative effect of change in accounting principle	(0.09)	–	–	–
–Net income available to common shareholders – basic	0.10	0.07	0.20	0.27
Diluted Earnings Per Common Share				
–Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	0.14	0.05	0.19	0.17
–Income from discontinued operations, net of minority interests	0.03	0.01	–	0.08
–Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.02)	–	–	(0.02)
–Gain (loss) on real estate from discontinued operations, net of minority interests	0.04	0.01	0.01	0.04
–Cumulative effect of change in accounting principle	(0.09)	–	–	–
–Net income available to common shareholders – diluted	0.10	0.07	0.20	0.27

23. COPI

In April 1997, the Company established a new Delaware corporation, COPI. COPI was formed to become a lessee and operator of various assets to be acquired by the Company. Subsidiaries of COPI became lessees of eight of the Resort/Hotel Properties. In addition, the Company made loans to COPI under a line of credit and various term loans.

The Company stopped recording rent from the leases of the eight Resort/Hotel Properties leased to subsidiaries of COPI on October 1, 2001, and recorded impairment and other adjustments related to COPI in the fourth quarter of 2001, based on the estimated fair value of the underlying assets.

Impairment and Other Adjustments related to COPI

Resort/Hotel Accounts Receivable, net of allowance	$ 33,200
Resort/Hotel Deferred Rent Receivable	12,700
Notes Receivable and Accrued Interest	71,500
Asset transaction costs	2,800
	$120,200
Less estimated collateral value to be received from COPI:	
Estimated Fair Value of Resort/Hotel FF&E	$ 6,900
Estimated Fair Value of Voting Stock of Residential Development Corporations	38,500
	45,400
Impairment of assets	$ 74,800
Plus Estimated Costs Related to COPI bankruptcy	18,000
Impairment and other charges related to COPI	$ 92,800

On February 14, 2002, pursuant to an agreement (the "Agreement") with COPI, the Company acquired COPI's lessee interests in the eight Resort/Hotel Properties and all of COPI's voting interests in three of the Company's Residential Development Corporations and other assets. In connection with the acquisition, COPI's rent and debt obligations to the Company were reduced.

The Company holds the lessee interests in the eight Resort/Hotel Properties and the voting interests in the three Residential Development Corporations through three wholly-owned taxable REIT subsidiaries of the Company. Since February 15, 2002, the Company has included these assets in its Resort/Hotel Segment and its Residential Development Segment, and fully consolidated the operations of the eight Resort/Hotel Properties and the three Residential Development Corporations.

The Agreement provides that COPI and the Company will jointly seek to have a pre-packaged bankruptcy plan for COPI, reflecting the terms of the Agreement, approved by the bankruptcy court. Under the Agreement, the Company has agreed to provide approximately $14.0 million to COPI in the form of cash and common shares of the Company to fund costs, claims and expenses relating to the bankruptcy and related transactions, and to provide for the distribution of the Company's common shares to the COPI stockholders. The Company also agreed, however, that it will issue common shares with a minimum dollar value of approximately $2.2 million to the COPI stockholders, even if it would cause the total costs, claims and expenses that it pays to exceed $14.0 million. Since February 15, 2002, the Company has loaned $5.8 million to COPI to fund costs, claims and expenses relating to the bankruptcy and related transactions. Currently, the Company estimates that the value of the common shares that will be issued to the COPI stockholders will be approximately $2.2 million.

In addition, the Company has agreed to use commercially reasonable efforts to assist COPI in arranging COPI's repayment of its $15.0 million obligation to Bank of America, together with any accrued interest. The Company expects to form and capitalize a new entity ("Crescent Spinco"), to be owned by the shareholders of the Company. Crescent Spinco then would purchase COPI's interest in AmeriCold Logistics for between $15.0 million and $15.5 million. COPI has agreed that it will use the proceeds of the sale of the AmeriCold Logistics interest to repay Bank of America in full.

COPI obtained the loan from Bank of America primarily to participate in investments with the Company. At the time COPI obtained the loan, Bank of America required, as a condition to making the loan, that Richard E. Rainwater, the Chairman of the Board of Trust Managers of the Company, and John C. Goff, Vice-Chairman of the Board of Trust Managers and Chief Executive Officer of the Company, enter into a support agreement with COPI and Bank of America. Pursuant to the support agreement, Messrs. Rainwater and Goff agreed to make additional equity investments in COPI if COPI defaulted on payment obligations under its line of credit with Bank of America and if the net proceeds of an offering of COPI securities were insufficient to allow COPI to repay Bank of America in full.

Previously, the Company held a first lien security interest in COPI's entire membership interest in AmeriCold Logistics. REIT rules prohibit the Company from acquiring or owning the membership interest that COPI owns in AmeriCold Logistics. Under the Agreement, the Company agreed to allow COPI to grant Bank of America a first priority security interest in the membership interest and to subordinate its own security interest to that of Bank of America.

On March 6, 2003, the stockholders of COPI approved the pre-packaged bankruptcy plan for COPI. On March 10, 2003, COPI filed the plan under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas.

If the COPI bankruptcy plan is approved by bankruptcy court, the holders of COPI's common stock will receive the Company's common shares. As stockholders of COPI, Mr. Rainwater and Mr. Goff will also receive the Company's common shares.

Pursuant to the Agreement, the current and former directors and officers of COPI and the current and former trust managers and officers of the Company also have received a release from COPI of liability for any actions taken prior to February 14, 2002, and, depending on various factors, will receive certain liability releases from COPI and its stockholders under the COPI bankruptcy plan.

Completion and effectiveness of the pre-packaged bankruptcy plan for COPI is contingent upon a number of conditions, including the approval of the plan by certain of COPI's creditors and the confirmation of the plan by the bankruptcy court.

24. BEHAVIORAL HEALTHCARE PROPERTIES

As of December 31, 2000, the Company owned 28 behavioral healthcare properties. The former tenant of the behavioral healthcare properties declared bankruptcy and ceased operations in 2000.

The Company received approximately $6.0 million in repayment of a working capital loan from the former tenant during the year ended December 31, 2001, which was previously written off and is included in Interest and other income on the Consolidated Statements of Operations.

This table presents the dispositions of behavioral healthcare properties by year including the number of properties sold, net proceeds received, gains on sales and impairments recognized. Depreciation has not been recognized since the dates the behavioral healthcare properties were classified as held for sale.

YEAR	NUMBER OF PROPERTIES SOLD	NET PROCEEDS	GAIN	IMPAIRMENTS[2]
(dollars in millions)				
2003	6	$11.2[1]	$–	$4.8
2002	3	4.6	–	3.2
2001	18	34.7	1.6	8.5
2000	60	233.7	58.6	9.3

1 The sale of one property on February 27, 2003 also generated a note receivable in the amount of $0.7 million, with interest only payments beginning March 2003, through maturity in February 2005. The interest rate is the prime rate, as defined in the note, plus 1.0%.

2 The impairment charges represent the difference between the carrying values and the estimated sales prices less the costs of the sales for all properties held for sale during the respective year.

As of December 31, 2003, the Company owned one behavioral healthcare property. After recognition of a $0.9 million impairment relating to this property in 2003, the carrying value of the remaining behavioral healthcare property at December 31, 2003, was approximately $2.3 million. The Company has entered into a contract to sell the Property and anticipates that the sale will close in the second quarter of 2004.

25. SUBSEQUENT EVENTS

Assets Held for Sale

Subsequent to December 31, 2003, four Office Properties were classified as held for sale in accordance with SFAS No. 144 as a result of management of the Company committing to a plan to sell these Office Properties. The Properties, including 3333 Lee Parkway located in the Uptown/Turtle Creek submarket in Dallas, Texas, 5050 Quorum and Addison Tower, both located in the Quorum/Bent Tree submarket in Dallas, Texas and Ptarmigan Place located in the Cherry Creek submarket in Denver, Colorado, are currently being marketed for sale and anticipated to be sold during 2004. The following table indicates the carrying value at December 31, 2003 and 2002 of the major classes of assets of these Office Properties.

(in thousands)	2003	2002
Land	$8,104	$8,104
Buildings and improvements	66,471	70,220
Accumulated depreciation	(15,578)	(17,191)
Other assets, net	2,047	2,923
Net investment in real estate	$61,044	$64,056

Undeveloped Land – Hughes Center

On March 1, 2004, in accordance with the agreement to acquire the Hughes Center Properties, the Company completed the purchase of two tracts of undeveloped land in Hughes Center from the Rouse Company for $10.0 million. The purchase was funded by a $7.5 million loan from the Rouse Company and a draw on the Company's credit facility.

CRESCENT REAL ESTATE EQUITIES COMPANY
CONSOLIDATED REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2003 (DOLLARS IN THOUSANDS) DESCRIPTION	INITIAL COSTS[1] LAND	INITIAL COSTS[1] BUILDINGS AND IMPROVEMENTS	COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION LAND, BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT
The Citadel, Denver, CO	$ 1,803	$ 17,259	$ 1,926
Las Colinas Plaza, Irving, TX[3]	2,576	7,125	(9,701)
Carter Burgess Plaza, Fort Worth, TX	1,375	66,649	24,970
The Crescent Office Towers, Dallas, TX	6,723	153,383	22,387
MacArthur Center I & II, Irving, TX	704	17,247	581
125. E. John Carpenter Freeway, Irving, TX	2,200	48,744	7,626
Regency Plaza One, Denver, CO	950	31,797	1,344
The Avallon, Austin, TX	475	11,207	12,403
Waterside Commons, Irving, TX	3,650	20,135	6,340
Two Renaissance Square, Phoenix, AZ	–	54,412	6,277
Liberty Plaza I & II, Dallas, TX[4]	1,650	15,956	1,316
Denver Marriott City Center, Denver, CO	–	50,364	11,320
707 17th Street, Denver, CO	–	56,593	11,162
Spectrum Center, Dallas, TX	2,000	41,096	6,579
Ptarmigan Place, Denver, CO	3,145	28,815	1,950
Stanford Corporate Centre, Dallas, TX	–	16,493	7,559
Barton Oaks Plaza One, Austin, TX	900	8,207	1,863
The Aberdeen, Dallas, TX	850	25,895	511
12404 Park Central, Dallas, TX[5]	1,604	14,504	937
Briargate Office and Research Center, Colorado Springs, CO	2,000	18,044	1,527
Park Hyatt Beaver Creek, Avon, CO	10,882	40,789	20,492
Albuquerque Plaza, Albuquerque, NM	–	36,667	3,233
Hyatt Regency Albuquerque, Albuquerque, NM	–	32,241	4,864
The Woodlands Office Properties, Houston, TX[6]	14,400	44,388	(58,788)
Sonoma Mission Inn & Spa, Sonoma, CA	10,000	44,922	35,396
Canyon Ranch, Tucson, AZ	10,609	43,038	19,868
3333 Lee Parkway, Dallas, TX	1,450	13,177	3,259
Greenway I & IA, Richardson, TX	1,701	15,312	995
Frost Bank Plaza, Austin, TX	–	36,019	3,904
301 Congress Avenue, Austin, TX	2,000	41,735	7,217
Chancellor Park, San Diego, CA	8,028	23,430	(5,026)
Canyon Ranch, Lenox, MA	4,200	25,218	18,244
Greenway Plaza Office Portfolio, Houston, TX	27,204	184,765	107,932
1800 West Loop South, Houston, TX[7]	4,165	40,857	4,394
55 Madison, Denver, CO	1,451	13,253	1,656
44 Cook, Denver, CO	1,451	13,253	2,909
Trammell Crow Center, Dallas, TX	25,029	137,320	16,034
Greenway II, Richardson, TX	1,823	16,421	4,106
Fountain Place, Dallas, TX	10,364	103,212	10,339
Behavioral Healthcare Facilities[8]	89,000	301,269	(257,359)
Houston Center, Houston, TX	25,003	224,041	39,031
Ventana Country Inn, Big Sur, CA	2,782	26,744	5,311
5050 Quorum, Dallas, TX	898	8,243	2,366
Addison Tower, Dallas, TX	830	7,701	985
Palisades Central I, Dallas, TX	1,300	11,797	1,354

IMPAIRMENT TO CARRYING VALUE							
BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	LAND	BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	TOTAL	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	ACQUISITION DATE	LIFE ON WHICH DEPRECIATION IN LATEST INCOME STATEMENT IS COMPUTED
$ –	$ 1,803	$ 19,185	$ 20,988	$ (12,865)	1987	1987	2
–	–	–	–	–	1989	1989	2
–	1,375	91,619	92,994	(38,319)	1982	1990	2
–	6,723	175,770	182,493	(104,060)	1985	1993	2
–	880	17,652	18,532	(5,652)	1982/1986	1993	2
–	2,200	56,370	58,570	(13,317)	1982	1994	2
–	950	33,141	34,091	(8,032)	1985	1994	2
–	1,069	23,016	24,085	(6,196)	1986	1994	2
–	3,650	26,475	30,125	(5,424)	1986	1994	2
–	–	60,689	60,689	(14,452)	1990	1994	2
(4,300)	1,650	12,972	14,622	(4,031)	1981/1986	1994	2
–	–	61,684	61,684	(17,520)	1982	1995	2
–	–	67,755	67,755	(13,255)	1982	1995	2
–	2,000	47,675	49,675	(11,666)	1983	1995	2
–	3,145	30,765	33,910	(6,876)	1984	1995	2
(1,200)	–	22,852	22,852	(5,741)	1985	1995	2
–	900	10,070	10,970	(2,629)	1986	1995	2
–	850	26,406	27,256	(8,485)	1986	1995	2
(3,400)	1,604	12,041	13,645	(3,241)	1987	1995	2
–	2,000	19,571	21,571	(3,901)	1988	1995	2
–	10,882	61,281	72,163	(14,110)	1989	1995	2
–	101	39,799	39,900	(8,179)	1990	1995	2
–	–	37,105	37,105	(10,343)	1990	1995	2
–	–	–	–	–	1980–1996	1995/1996	2
–	10,000	80,318	90,318	(7,386)	1927	1996	2
–	13,955	59,560	73,515	(13,094)	1980	1996	2
–	1,468	16,418	17,886	(5,472)	1983	1996	2
–	1,701	16,307	18,008	(2,779)	1983	1996	2
–	–	39,923	39,923	(8,357)	1984	1996	2
–	2,000	48,952	50,952	(10,496)	1986	1996	2
–	2,328	24,104	26,432	(4,538)	1988	1996	2
–	4,200	43,462	47,662	(9,252)	1989	1996	2
–	25,200	294,701	319,901	(69,896)	1969–1982	1996	2
(16,400)	4,106	28,910	33,016	(7,205)	1982	1997	2
–	1,451	14,909	16,360	(3,024)	1982	1997	2
–	1,451	16,162	17,613	(4,081)	1984	1997	2
–	25,029	153,354	178,383	(30,711)	1984	1997	2
–	1,823	20,527	22,350	(2,949)	1985	1997	2
–	10,364	113,551	123,915	(20,074)	1986	1997	2
(130,196)	865	1,849	2,714	(405)	1983–1989	1997	2
–	25,003	263,072	288,075	(41,871)	1974–1983	1997	2
–	2,782	32,055	34,837	(6,153)	1975–1988	1997	2
–	898	10,609	11,507	(1,780)	1980/1986	1997	2
–	830	8,686	9,516	(1,450)	1980/1986	1997	2
–	1,300	13,151	14,451	(2,365)	1980/1986	1997	2

CONSOLIDATED REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION *continued*

DECEMBER 31, 2003 (DOLLARS IN THOUSANDS) DESCRIPTION	INITIAL COSTS[1] LAND	INITIAL COSTS[1] BUILDINGS AND IMPROVEMENTS	COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION LAND, BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT
Palisades Central II, Dallas, TX	$ 2,100	$ 19,176	$ 3,963
Stemmons Place, Dallas, TX	–	37,537	4,397
The Addison, Dallas, TX	1,990	17,998	1,355
Sonoma Golf Course, Sonoma, CA	14,956	–	5,777
Austin Centre, Austin, TX	1,494	36,475	2,334
Omni Austin Hotel, Austin, TX	2,409	56,670	1,025
Post Oak Central, Houston, TX	15,525	139,777	15,535
Datran Center, Miami, FL	–	71,091	5,509
Avallon Phase II, Austin, TX	1,102	23,401	(11,474)
Plaza Park Garage	2,032	14,125	613
Johns Manville Plaza, Denver, CO	9,128	74,937	1,788
The Colonnade, Coral Gables, FL[9]	2,600	39,557	50
Hughes Center, Las Vegas, NV[10]	8,191	27,795	–
Desert Mountain Development Corp.[11]	120,907	60,487	57,764
Crescent Resort Development, Inc.[11]	367,647	23,357	(21,758)
Mira Vista Development Company[11,12]	3,059	2,234	(801)
Houston Area Development Corporation[11,12]	2,740	–	60
The Woodlands Land Company[6]	9,646	–	(9,646)
Crescent Plaza Phase I, Dallas, TX	6,962	–	2,837
Land held for development or sale, Houston, TX	51,448	–	(8,121)
Land held for development or sale, Dallas, TX[13]	27,288	–	(9,516)
Crescent Real Estate Equities L.P.	–	–	33,502
Other	18,588	11,351	8,837
Total	$956,987	$2,845,705	$195,623

1 Initial costs include purchase price, adjustments related to SFAS 141, and any costs associated with closing of the Property.
2 Depreciation of the real estate assets is calculated over the following estimated useful lives using the straight-line method:

Building and improvements	5 to 40 years
Tenant improvements	Terms of leases
Furniture, fixtures, and equipment	3 to 5 years

3 This Office Property was sold on December 15, 2003.
4 As of September 30, 2003, Liberty Plaza I and II was held for sale, and is included in Discontinued Operations in the Company's consolidated financial statements. Depreciation expense has not been recognized since the date this Property was held for sale.
5 As of September 30, 2003, 12404 Park Central was held for sale, and is included in Discontinued Operations in the Company's consolidated financial statements. Depreciation expense has not been recognized since the date this Property was held for sale.
6 On December 31, 2003, the Company sold its interest in Woodlands Office Equities, which owned four Office Properties located within The Woodlands, Texas, and interest in The Woodlands Land Company.
7 As of March 31, 2003, 1800 West Loop South was held for sale, and is included in Discontinued Operations in the Company's consolidated financial statements. Depreciation expense has not been recognized since the date this Property was held for sale.
8 Depreciation on behavioral healthcare properties held for sale ceased from 11/11/99 through 12/31/03 (the period over which these properties were held for sale). During the year ended December 31, 2003, the Company sold six behavioral healthcare properties. The Company owns one behavioral healthcare property, which was held for disposition as of December 31, 2003.
9 This property was acquired on August 26, 2003.
10 These properties were acquired on December 31, 2003.
11 Land and cost capitalized subsequent to acquisition includes property under development and is net of residential development cost of sales.
12 Beginning on January 2, 2003, Mira Vista Development Company and Houston Area Development Corporation were consolidated in the Company's financial statements, as a result of the purchase by the Company of the remaining 2.56% voting stock in DBL Holdings, Inc. from John Goff, Vice-Chairman of the Company's Board of Directors and Chief Executive Officer of the Company.
13 On April 24, 2003, the Company sold 0.5 acres of land located in Dallas, Texas. On May 15, 2003, the Company sold 24.8 acres located in Coppell, Texas.

CONSOLIDATED REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION *continued*

IMPAIRMENT TO CARRYING VALUE — BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	LAND	BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	TOTAL	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	ACQUISITION DATE	LIFE ON WHICH DEPRECIATION IN LATEST INCOME STATEMENT IS COMPUTED
$ –	$ 2,100	$ 23,139	$ 25,239	$ (4,818)	1980/1986	1997	2
–	–	41,934	41,934	(7,632)	1980/1986	1997	2
–	1,990	19,353	21,343	(3,240)	1980/1986	1997	2
–	15,399	5,334	20,733	(486)	1929	1998	2
–	1,494	38,809	40,303	(6,357)	1986	1998	2
–	2,409	57,695	60,104	(10,277)	1986	1998	2
–	15,525	155,312	170,837	(23,102)	1974–1981	1998	2
–	–	76,600	76,600	(11,459)	1986–1992	1998	2
–	640	12,389	13,029	(795)	1997	–	2
–	2,032	14,738	16,770	(1,985)	1998	–	2
–	9,128	76,725	85,853	(2,843)	1978	2002	2
–	2,600	39,607	42,207	(382)	1989	2003	2
–	8,191	27,795	35,986	–	1986–1999	2003	2
–	168,435	70,723	239,158	(31,449)	–	2002	2
–	327,276	41,970	369,246	(2,700)	–	2002	2
–	1,715	2,777	4,492	(647)	–	2003	2
–	2,800	–	2,800	–	–	2003	2
–	–	–	–	–	–	2002	2
–	6,962	2,837	9,799	–	–	2002	2
–	43,327	–	43,327	–	–	–	2
–	17,772	–	17,772	–	–	–	2
–	725	32,777	33,502	(8,664)	–	–	2
–	16,609	22,167	38,776	(1,150)	–	–	2
$(155,496)	$825,665	$3,017,154	$3,842,819	$(689,618)			

A summary of combined real estate investments and accumulated depreciation is as follows:

	2003	2002	2001
Real estate investments:			
Balance, beginning of year	**$3,841,882**	$3,428,757	$3,690,915
Acquisitions	**93,239**	92,542	-
Improvements	**184,884**	625,203	98,946
Dispositions	**(247,122)**	(301,390)	(352,646)
Impairments	**(30,064)**	(3,230)	(8,458)
Balance, end of year	**$3,842,819**	$3,841,882	$3,428,757
Accumulated Depreciation:			
Balance, beginning of year	**$ 743,046**	$ 648,834	$ 564,805
Depreciation	**137,536**	129,122	109,442
Dispositions	**(190,964)**	(34,910)	(25,413)
Balance, end of year	**$ 689,618**	$ 743,046	$ 648,834

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial and Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2003, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and its Chief Financial and Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and its Chief Financial and Accounting Officer concluded that the Company's disclosure controls and procedures were effective.

During the three months ended December 31, 2003, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Certain information Part III requires is omitted from the Report. The Registrant will file a definitive proxy statement with the SEC pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information to be included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report or the Performance Graph included in the Proxy Statement.

ITEM 10. TRUST MANAGERS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information this Item requires is incorporated by reference to the Company's Proxy Statement to be filed with the SEC for its annual shareholders' meeting to be held in June 2004.

ITEM 11. EXECUTIVE COMPENSATION

The information this Item requires is incorporated by reference to the Company's Proxy Statement to be filed with the SEC for its annual shareholders' meeting to be held in June 2004.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information this Item requires is incorporated by reference to the Company's Proxy Statement to be filed with the SEC for its annual shareholders' meeting to be held in June 2004.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information this Item requires is incorporated by reference to the Company's Proxy Statement to be filed with the SEC for its annual shareholders' meeting to be held in June 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information this Item requires is incorporated by reference to the Company's Proxy Statement to be filed with the SEC for its annual shareholders' meeting to be held in June 2004.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements

Report of Independent Auditors

Crescent Real Estate Equities Company Consolidated Balance Sheets at December 31, 2003 and 2002.

Crescent Real Estate Equities Company Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.

Crescent Real Estate Equities Company Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001.

Crescent Real Estate Equities Company Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Crescent Real Estate Equities Company Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules and Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

Financial Statement Schedules

Schedule III – Crescent Real Estate Equities Company Consolidated Real Estate Investments and Accumulated Depreciation at December 31, 2003.

All other schedules have been omitted either because they are not applicable or because the required information has been disclosed in the Financial Statements and related notes included in the consolidated statements.

Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

The Woodlands Land Development Company, L.P., The Woodlands Commercial Properties Company, L.P., and The Woodlands Operating Company, L.P.

Report of Independent Auditors

Combined Balance Sheets at December 31, 2003 and 2002

Combined Statements of Earnings and Comprehensive Income for the years ended December 31, 2003 and 2002

Combined Statement of Changes in Partners' Equity (Deficit) for the years ended December 31, 2003 and 2002

Combined Statements of Cash Flows for the years ended December 31, 2003 and 2002

Notes to Combined Financial Statements

The Woodlands Land Development Company, L.P., The Woodlands Commercial Properties Company, L.P., and the Woodlands Operating Company, L.P.

Combining Balance Sheets at December 31, 2001 and 2000 (unaudited)

Combining Statement of Earnings and Comprehensive Income for the years Ended December 31, 2001 and 2000 (unaudited)

Combining Statements of Changes in Partners' Equity (Deficit) for the years ended December 31, 2001 and 2000 (unaudited)

Combining Statements of Cash Flows for the years ended December 31, 2001 and 2000 (unaudited)

Notes to Combined Financial Statements (unaudited)

The financial statement schedules and financial statements listed in this Item 15(a)(2) are contained in Item 8. Financial Statements and Supplementary Data.

(a)(3) Exhibits

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

(b) Reports on Form 8-K

None.

(c) Exhibits

See Item 15(a)(3) above.

(d) Financial Statement Schedules and Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 10th day of March, 2004.

CRESCENT REAL ESTATE EQUITIES COMPANY
(Registrant)

By /s/ John C. Goff
John C. Goff
Trust Manager and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Richard E. Rainwater Richard E. Rainwater	Trust Manager and Chairman of the Board	March 10, 2004
/s/ John C. Goff John C. Goff	Trust Manager and Chief Executive Officer (Principal Executive Officer)	March 10, 2004
/s/ Jerry R. Crenshaw Jr. Jerry R. Crenshaw Jr.	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2004
/s/ Dennis H. Alberts Dennis H. Alberts	Trust Manager, President and Chief Operating Officer	March 10, 2004
/s/ Anthony M. Frank Anthony M. Frank	Trust Manager	March 10, 2004
/s/ William F. Quinn William F. Quinn	Trust Manager	March 10, 2004
/s/ Paul E. Rowsey, III Paul E. Rowsey, III	Trust Manager	March 10, 2004
/s/ Robert W. Stallings Robert W. Stallings	Trust Manager	March 10, 2004
/s/ Terry N. Worrell Terry N. Worrell	Trust Manager	March 10, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
3.01	Restated Declaration of Trust of Crescent Real Estate Equities Company, as amended (filed as Exhibit No. 3.1 to the Registrant's Current Report on Form 8-K filed April 25, 2002 (the "April 2002 8-K") and incorporated herein by reference)
3.02	Second Amended and Restated Bylaws of Crescent Real Estate Equities Company (filed as Exhibit No. 3.02 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference)
4.01	Form of Common Share Certificate (filed as Exhibit No. 4.03 to the Registrant's Registration Statement on Form S-3 (File No. 333-21905) and incorporated herein by reference)
4.02	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated February 13, 1998 (filed as Exhibit No. 4.07 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 10-K") and incorporated herein by reference)
4.03	Form of Certificate of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4 to the Registrant's Registration Statement on Form 8-A/A filed on February 18, 1998 and incorporated by reference)
4.04	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated April 25, 2002 (filed as Exhibit No. 4.1 to the April 2002 8-K and incorporated herein by reference)
4.05	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated January 14, 2004 (filed as Exhibit No. 4.1 to the Registrant's Current Report on Form 8-K filed January 15, 2004 (the "January 2004 8-K") and incorporated herein by reference)
4.06	Form of Global Certificate of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4.2 to the January 2004 8-K and incorporated herein by reference)
4.07	Statement of Designation of 9.50% Series B Cumulative Redeemable Preferred Shares of Crescent Real Estate Equities Company dated May 13, 2002 (filed as Exhibit No. 2 to the Registrant's Form 8-A dated May 14, 2002 (the "Form 8-A") and incorporated herein by reference)
4.08	Form of Certificate of 9.50% Series B Cumulative Redeemable Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4 to the Form 8-A and incorporated herein by reference)
4	Pursuant to Regulation S-K Item 601 (b)(4)(iii), the Registrant by this filing agrees, upon request, to furnish to the Securities and Exchange Commission a copy of instruments defining the rights of holders of long-term debt of the Registrant
10.01	Third Amended and Restated Agreement of Limited Partnership of Crescent Real Estate Equities Limited Partnership, dated as of January 2, 2003, as amended (filed herewith)
10.02	Noncompetition Agreement of Richard E. Rainwater, as assigned to Crescent Real Estate Equities Limited Partnership on May 5, 1994 (filed as Exhibit No. 10.02 to the 1997 10-K and incorporated herein by reference)
10.03	Noncompetition Agreement of John C. Goff, as assigned to Crescent Real Estate Equities Limited Partnership on May 5, 1994 (filed as Exhibit No. 10.03 to the 1997 10-K and incorporated herein by reference)
10.04	Employment Agreement by and between Crescent Real Estate Equities Limited Partnership, Crescent Real Estate Equities Company and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "1Q 2002 10-Q) and incorporated herein by reference)
10.05	Form of Officers' and Trust Managers' Indemnification Agreement as entered into between the Registrant and each of its executive officers and trust managers (filed as Exhibit No. 10.07 to the Registration Statement on Form S-4 (File No. 333-42293) of Crescent Real Estate Equities Limited Partnership and incorporated herein by reference)
10.06	Crescent Real Estate Equities Company 1994 Stock Incentive Plan (filed as Exhibit No. 10.07 to the Registrant's Registration Statement on Form S-11 (File No. 33-75188) (the "Form S-11") and incorporated herein by reference)
10.07	Third Amended and Restated 1995 Crescent Real Estate Equities Company Stock Incentive Plan (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference)
10.08	Amendment dated as of November 4, 1999 to the Crescent Real Estate Equities Company 1994 Stock Incentive Plan (filed as Exhibit No. 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 10-K") and incorporated herein by reference)
10.09	Amendment dated as of November 1, 2001 to the Crescent Real Estate Equities Company 1994 Stock Incentive Plan and the Third Amended and Restated 1995 Crescent Real Estate Equities Company Stock Incentive Plan (filed as Exhibit No. 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
10.10	Second Amended and Restated 1995 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan (filed herewith)
10.11	1996 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan, as amended (filed as Exhibit No. 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference)
10.12	Amendment dated as of November 5, 1999 to the 1996 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan (filed as Exhibit No. 10.13 to the 2000 10-K and incorporated herein by reference)
10.13	Crescent Real Estate Equities, Ltd. Dividend Incentive Unit Plan (filed as Exhibit No. 10.14 to the 2000 10-K and incorporated herein by reference)
10.14	Annual Incentive Compensation Plan for select Employees of Crescent Real Estate Equities, Ltd. (filed as Exhibit No. 10.15 to the 2000 10-K and incorporated herein by reference)
10.15	Form of Registration Rights, Look-Up and Pledge Agreement (filed as Exhibit No. 10.05 to the Form S-11 and incorporated herein by reference)
10.16	Restricted Stock Agreement by and between Crescent Real Estate Equities Company and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.02 to the 1Q 2002 10-Q and incorporated herein by reference)
10.17	Unit Option Agreement Pursuant to the 1996 Plan by and between Crescent Real Estate Equities Limited Partnership and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference)
10.18	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.04 to the 1Q 2002 10-Q and incorporated herein by reference)
10.19	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Dennis H. Alberts, dated as of February 19, 2002 (filed as Exhibit No. 10.05 to the 1Q 2002 10-Q and incorporated herein by reference)
10.20	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Kenneth S. Moczulski, dated as of February 19, 2002 (filed as Exhibit No. 10.06 to the 1Q 2002 10-Q and incorporated herein by reference)
10.21	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and David M. Dean, dated as of February 19, 2002 (filed as Exhibit No. 10.07 to the 1Q 2002 10-Q and incorporated herein by reference)
10.22	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jane E. Mody, dated as of February 19, 2002 (filed as Exhibit No. 10.08 to the 1Q 2002 10-Q and incorporated herein by reference)
10.23	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jerry R. Crenshaw, Jr., dated as of February 19, 2002 (filed as Exhibit No. 10.09 to the 1Q 2002 10-Q and incorporated herein by reference)
10.24	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jane B. Page, dated as of February 19, 2002 (filed as Exhibit No. 10.10 to the 1Q 2002 10-Q and incorporated herein by reference)
10.25	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and John L. Zogg, Jr., dated as of February 19, 2002 (filed as Exhibit No. 10.11 to the 1Q 2002 10-Q and incorporated herein by reference)
10.26	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Dennis H. Alberts, dated as of March 5, 2001 (filed as Exhibit No. 10.12 to the 1Q 2002 10-Q and incorporated herein by reference)
21.01	List of Subsidiaries (filed herewith)
23.01	Consent of Ernst & Young LLP (filed herewith)
23.02	Consent of Ernst & Young LLP (filed herewith)
23.03	Consent of Ernst & Young LLP (filed herewith)
31.01	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a – 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.01	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 350 as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002 (filed herewith)

Trust Managers

Richard E. Rainwater
Chairman of the Board of Trust Managers of the Company

John C. Goff
Vice Chairman of the Board of Trust Managers
of the Company and Chief Executive Officer of the Company
and the General Partner, and Sole Director of the General Partner

Dennis H. Alberts
President and Chief Operating Officer,
Crescent Real Estate Equities Company and the General Partner

Anthony M. Frank
Former Postmaster of the United States
Chairman Emeritus and Co-Founder,
Belvedere Capital Partners, San Francisco, California
the General Partner of California Community
Financial Institutions Fund LP

William F. Quinn
President, AMR Investment Services, Inc., Dallas, Texas
the investment services affiliate of American Airlines

Paul E. Rowsey, III
President, Eiger, Inc., Dallas, Texas
a private real estate investment management and investment firm

Robert W. Stallings
Chairman and President, Stallings Capital Group, Inc., Dallas, Texas
a merchant banking firm specializing in the financial services industry

Terry N. Worrell
President, Worrell Investments, Dallas, Texas
a private firm which invests in commercial properties
and other business ventures

Executive Officers

Richard E. Rainwater
Chairman of the Board of Trust Managers of the Company

John C. Goff
Vice Chairman of the Board of Trust Managers of the Company
and Chief Executive Officer of the Company and the General Partner,
and Sole Director of the General Partner

Dennis H. Alberts
President and Chief Operating Officer
of the Company and the General Partner

Kenneth S. Moczulski
President of Investments and Chief Investment Officer
of the Company and the General Partner

Jerry R. Crenshaw, Jr.
Executive Vice President and Chief Financial Officer
of the Company and the General Partner

David M. Dean
Executive Vice President, Law and Administration, and Secretary
of the Company and the General Partner

Jane E. Mody
Executive Vice President, Capital Markets
of the Company and the General Partner

Jane B. Page
Executive Vice President, Asset Management and Leasing,
Houston Region, of the General Partner

John L. Zogg, Jr.
Senior Vice President, Asset Management and Leasing,
Dallas Region of the General Partner

Christopher T. Porter
Vice President and Treasurer of the Company and the General Partner

Corporate Information

Corporate Offices
Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, Texas 76102-5325
817-321-2100
Fax 817-321-2000
Web site www.crescent.com

Register & Transfer Agent
Equiserve
150 Royall Street
Canton, Massachusetts 02021
800-730-6001

Shareholder Inquiries
Communications concerning transfer requirements, lost certificates, dividend checks, 1099 forms, address changes or stock accounts should be directed to Equiserve at the above address or phone number.

Upon written request, Crescent will provide a copy free of charge of all financial statement exhibits not included in this Annual Report. Please request in writing at the following address:

Investor & Media Relations Department
Crescent Real Estate Equities
777 Main Street, Suite 2100
Fort Worth, TX 76102-5325

Crescent Online
To learn more about Crescent and view our online annual report, please visit our web site at www.crescent.com.

Annual Meeting
The Annual Meeting of Shareholders of Crescent Real Estate Equities Company will be held Monday, June 28, 2004, at the Crescent Court Hotel, Dallas, Texas, at 10:00 am Central Daylight Savings Time.

Stock Exchange Listing
New York Stock Exchange
New York, New York
Common Share Symbol: CEI

Holders of Record
On April 29, 2004, there were approximately [illegible] holders of record of the common shares.

Common Share Price and Dividends
Set forth below are the high and low sales prices per common share and the dividends per common share declared for each quarter of 2003 and 2002.

QUARTER ENDING FISCAL 2003	PRICE HIGH	PRICE LOW	DECLARED DIVIDENDS
March 31, 2003	$17.00	$13.60	$0.375
June 30, 2003	$17.42	$14.18	$0.375
Sept. 30, 2003	$17.30	$14.22	$0.375
Dec. 31, 2003	$17.84	$14.60	$0.375

QUARTER ENDING FISCAL 2002	PRICE HIGH	PRICE LOW	DECLARED DIVIDENDS
March 31, 2002	$19.60	$16.87	$0.375
June 30, 2002	$20.15	$18.50	$0.375
Sept. 30, 2002	$18.98	$14.20	$0.375
Dec. 31, 2002	$17.14	$13.18	$0.375